04045613

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Points International Ltd

*CURRENT ADDRESS 800 - 179 John Street
Toronto, Ontario
M5T 1X4

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 20 2004
THOMSON
FINANCIAL

FILE NO. 82- 34823 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 10/13/04

Points International Ltd.
Quarterly Report - BC Form 51-901F
May 20, 2003

Schedule A: Financial Statements
(Unaudited Interim Consolidated Financial Statements, March 31, 2003)

Points International Ltd.

unaudited interim consolidated balance sheets

as at

	March 31, 2003	December 31, 2002
assets		
CURRENT		
Cash and short-term deposits	$ 10,470,735	$ 7,341,700
Accounts receivable	501,775	267,632
Prepaid and sundry assets	830,129	657,367
	11,802,639	8,266,699
LONG-TERM INVESTMENTS	151,629	151,629
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
CAPITAL ASSETS	1,468,975	1,764,199
INTANGIBLE ASSETS	1,802,864	1,956,539
DEFERRED FINANCE CHARGES	328,764	410,954
TOTAL ASSETS	$ 16,144,871	$ 13,140,020
liabilities		
CURRENT		
Accounts payable and accrued liabilities	$ 878,938	$ 1,017,956
Deposits	12,905,246	8,946,631
Current portion of obligation under capital leases	292,216	407,128
	14,076,400	10,371,715
LONG-TERM CONVERTIBLE DEBT	7,347,500	7,182,500
	21,423,900	17,554,215
shareholders' equity		
CAPITAL STOCK	14,549,703	14,361,033
WARRANTS	390,573	425,588
DEFICIT	(20,219,305)	(19,200,816)
	(5,279,029)	(4,414,195)
	$ 16,144,871	$ 13,140,020

Points International Ltd.

unaudited interim consolidated statements of operations and deficit

for the periods ended March 31

	Quarter Ending *March 31, 2003*	Quarter Ending March 31, 2002
REVENUE		
Points.com	$ 1,283,521	$ 296,570
Interest income and other revenue	20,671	2,781
TOTAL REVENUE	1,304,192	299,351
GENERAL AND ADMINISTRATION	1,506,721	1,467,398
OPERATING LOSS – before interest, amortization and other deductions	(202,529)	(1,168,047)
Other interest expenses	4,549	22,667
Interest on convertible debt	165,000	165,000
Amortization of capital assets, intangible assets and deferred financing costs	646,411	458,578
	815,960	646,245
LOSS – From continuing operations	(1,018,489)	(1,814,292)
DISCONTINUED OPERATIONS		
Loss from discontinued operations	-	(115,945)
NET LOSS	(1,018,489)	(1,930,237)
DEFICIT – Beginning of period	(19,200,816)	(11,393,437)
DEFICIT – End of period	$ (20,219,305)	$ (13,323,674)
LOSS PER SHARE – From continuing operations	$ (0.02)	$ (0.04)
NET LOSS PER SHARE	$ (0.02)	$ (0.04)

Points International Ltd.

unaudited interim consolidated statements of cash flows

for the periods ended March 31

	Quarter Ending *March 31, 2003*	Quarter Ending March 31, 2002
Loss from continuing operations	$ (1,018,488)	$ (1,814,292)
Items not affecting cash		
Amortization – capital assets	375,171	376,388
Amortization – deferred financing costs	82,190	82,190
Amortization – acquired technology	189,050	-
Shares issued in exchange for services	-	151,379
Interest on convertible debenture	165,000	165,000
	(207,077)	(1,039,335)
Changes in non-cash balances related to operations	3,412,690	1,222,773
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	3,205,613	183,438
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of loans receivable	-	19,500
Acquisition of intangible assets	(35,374)	-
Fees paid on the acquisition of Points.com Inc.	-	(139,750)
Purchase of capital assets, net of proceeds	(79,947)	(56,963)
CASH FLOWS USED IN INVESTING ACTIVITIES	(115,321)	(177,213)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock, net of issue costs	153,655	2,769,500
Repayment of obligation under capital lease	(114,912)	(212,382)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	38,743	2,557,118
INCREASE IN CASH FROM CONTINUING OPERATIONS	3,129,035	2,563,343
CASH FLOWS USED IN DISCOUNTINUED OPERATIONS	-	(115,945)
INCREASE IN CASH FROM ALL ACTIVITIES	3,129,035	2,447,398
CASH AND SHORT-TERM INVESTMENTS – Beginning of period	7,341,700	2,894,380
CASH AND SHORT-TERM INVESTMENTS – End of period	$ 10,470,735	$ 5,341,778

POINTS INTERNATIONAL LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003

1. Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with its financial statements for the 12 month period ended December 31, 2002. They contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

2. Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2003 and December 31, 2002 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment. The discontinued operations relate to the company's previous segment of Internet business generation discontinued in 2001.

Enterprise-wide disclosures: $1,319,997 (March 31, 2002 - $247,136) of the company's revenues were generated in the U.S., with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

3. Economic dependence

For the three-month period ended March 31, 2003, approximately 65% of the company's revenues are from its two largest customers. (For the three-month period ended March 31, 2002, the two largest customers represented 54% of the company's consolidated revenues). In addition, as at March 31, 2002, 79% of the company's deposits are due to these two customers (68% as at December 31, 2002).

4. Comparative figures

Certain accounts of the fiscal 2002 comparative figures have been reclassified to conform with the current period's presentation.

5. Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002, the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended March 31, 2003, 316,000 options were issued to employees. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rates of 4.5%; dividend yields of nil; weighted-average volatility factors of the expected market price of the company's common shares of 158%; and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net

income under Canadian GAAP would be reduced by $13,634 for the three months ended March 31, 2003. Basic earnings-per-share figures would not have changed. The weighted average fair value of stock options granted during the three months ended March 31, 2003 was $81,728.

6. Subsequent Events - USA Interactive Transaction

On April 11, 2003, the company closed a transaction with USA Interactive (Nasdaq: USAI) (the "USAI Transaction") pursuant to which USA Interactive (through an affiliate of USA Interactive created for this purpose), made a Cdn$15.1 million investment in the company.

Under the terms of the USAI transaction, the company issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million. The Series Two Preferred Share is convertible, for no additional consideration, into 18,432,427 common shares (19.9% of the common shares of the company (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase price of the Series Two Preferred Share resulting in an effective price per underlying common share of $0.67 and $2.7 million has been allocated to the purchase price of the Warrants. The Warrants are exercisable over three years to acquire up to 55% of the common shares of the company (calculated on an adjusted fully diluted basis) less the number of common shares issued or issuable on conversion of the Series Two Preferred Share. The number of common shares issuable on conversion of the Series Two Preferred Share and exercise of the Warrants is subject to adjustment in certain circumstances.

More comprehensive disclosure is contained in the material change report of the company dated March 21, 2003, and the company's 2002 Annual Information Form, both filed on SEDAR.

RECEIVED
2004 SEP 10 P 12:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Points International Ltd.

(Formerly Exclamation International Incorporated)

Unaudited Interim Consolidated Financial Statements

June 30, 2003

Points International Ltd.

unaudited interim consolidated balance sheets

as at

assets

	June 30, 2003	December 31, 2002
CURRENT		
Cash and short-term deposits	$ 24,396,879	$ 7,341,700
Accounts receivable	959,777	267,632
Prepaid and sundry assets	793,963	657,367
	26,150,619	8,266,699
LONG-TERM INVESTMENTS	151,629	151,629
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
CAPITAL ASSETS	1,127,299	1,764,199
INTANGIBLE ASSETS (Note 3)	1,670,402	1,956,539
DEFERRED FINANCE CHARGES	817,696	410,954
TOTAL ASSETS	$ 30,507,645	$ 13,140,020

liabilities

	June 30, 2003	December 31, 2002
CURRENT		
Accounts payable and accrued liabilities	$ 1,236,659	$ 1,017,956
Deposits	12,322,674	8,946,631
Current portion of obligation under capital leases	171,412	407,128
	13,730,745	10,371,715
OBLIGATION UNDER CAPITAL LEASES	-	-
LONG-TERM CONVERTIBLE DEBT	7,512,500	7,182,500
LONG-TERM CONVERTIBLE PREFERRED SHARE	12,590,478	-
	$ 33,833,723	$ 17,554,215

shareholders' equity

	June 30, 2003	December 31, 2002
CAPITAL STOCK	$ 15,371,255	$ 14,361,033
WARRANTS	2,805,308	425,588
RETAINED EARNINGS	(21,502,641)	(19,200,816)
	(3,326,078)	(4,414,195)
	$ 30,507,645	$ 13,140,020

Points International Ltd.

unaudited interim consolidated statements of operations and deficit

for the periods ended June 30

	6 Month Period Jan-June 30/03	6 Month Period Jan-June 30/02	3 Month Period Apr-June 30/03	3 Month Period Apr-June 30/02
REVENUE				
Points.com	$ 2,626,368	$ 704,542	$ 1,342,847	$ 407,972
Interest Income	135,393	22,343	114,721	19,562
TOTAL REVENUE	2,761,761	726,885	1,457,568	427,534
GENERAL AND ADMINISTRATION	3,217,177	3,511,850	1,710,455	2,044,452
OPERATING LOSS - before interest, amortization and other deductions	(455,416)	(2,784,965)	(252,887)	(1,616,918)
Other interest expenses	6,912	28,835	2,364	6,168
Interest on convertible debt	330,000	330,000	165,000	165,000
Amortization of capital assets, intangible assets and deferred financing costs	1,319,019	1,060,561	672,608	601,983
Interest on Series Two Preferred Share	190,478	-	190,478	-
	1,846,409	1,419,396	1,030,450	773,151
LOSS - From continuing operations	(2,301,825)	(4,204,361)	(1,283,337)	(2,390,069)
DISCONTINUED OPERATIONS				
Loss from discontinued operations	-	(115,945)	-	-
Share of loss of disposed significantly influenced investments	-	-	-	-
NET LOSS	(2,301,825)	(4,320,306)	(1,283,337)	(2,390,069)
DEFICIT - Beginning of period	(19,200,816)	(11,393,437)	(20,219,304)	(13,323,674)
DEFICIT - End of period	$ (21,502,641)	$ (15,713,743)	$ (21,502,641)	$ (15,713,743)
LOSS PER SHARE FROM CONTINUING OPERATIONS	$ (0.04)	$ (0.08)	$ (0.02)	$ (0.05)
NET LOSS PER SHARE	$ (0.04)	$ (0.08)	$ (0.02)	$ (0.05)

Points International Ltd.
unaudited interim consolidated statements of cash flows

for the periods ended June 30

	6 Month Period Jan-June 30/03	6 Month Period Jan-June 30/02	3 Month Period Apr-June 30/03	3 Month Period Apr-June 30/02
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss from continuing operations	$ (2,301,825)	$ (4,204,361)	$ (1,283,337)	$ (2,390,069)
Items not affecting cash				
Amortization - capital assets	758,611	738,742	383,440	362,354
Amortization - deferred financing costs	182,306	164,380	100,116	82,190
Amortization - acquired technology	378,100	157,439	189,050	157,439
Shares issued in exchange for services	-	151,379	-	-
Interest on Convertible Debenture	330,000	330,000	165,000	165,000
Interest on Series Two Preferred Shares	190,478	-	190,478	-
	(462,330)	(2,662,421)	(255,253)	(1,623,086)
Changes in non-cash balances related to operations	(2,766,004)	2,759,416	(646,686)	1,536,643
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,303,674)	96,995	(901,939)	(86,443)
CASH FLOWS FROM INVESTING ACTIVITIES				
Repayment of loans receivable from significantly influenced investments	-	19,500	-	-
Acquisition of intangible assets	(91,962)	(3,510)	(56,588)	(3,510)
Purchase of capital assets, net of proceeds	(121,711)	(59,564)	(41,764)	(2,601)
Fees paid on the acquisition of Points.com Inc.	-	(139,750)	-	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(213,673)	(183,324)	(98,352)	(6,111)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of issue costs	817,942	2,646,094	664,287	(123,406)
Repayment of obligations under capital lease	(235,716)	(352,813)	(120,804)	(140,431)
Issuance of warrants	2,700,000	-	2,700,000	-
Issuance of Series Two Preferred Share	12,400,000	-	12,400,000	-
Costs associated with the issuance of warrants and the Series Two Preferred Share	(717,048)	-	(717,048)	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	14,965,178	2,293,281	14,926,435	(263,837)
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	17,055,179	2,206,952	13,926,144	(356,391)
CASH FLOWS USED IN DISCOUNTINUED OPERATIONS	-	(115,945)	-	-
INCREASE IN CASH FROM ALL ACTIVITIES	17,055,179	2,091,007	13,926,144	(356,391)
CASH AND SHORT-TERM INVESTMENTS - Beginning of period	7,341,700	2,894,380	10,470,735	5,341,778
CASH AND SHORT-TERM INVESTMENTS - End of period	$ 24,396,879	$ 4,985,387	$ 24,396,879	$ 4,985,387

POINTS INTERNATIONAL LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003

1. *Accounting policies*

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with its financial statements for the 12-month period ended December 31, 2002.They contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

2. *Segmented information*

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at June 30, 2003 and December 31, 2002 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment. The discontinued operations relate to the company's previous segment of Internet business generation discontinued in 2001.

Enterprise-wide disclosures: $2,598,340 (June 30, 2002 - $635,606) of the company's revenues were generated in the U.S. for the six month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

3. *Economic Dependence*

For the six-month period ended June 30, 2003, approximately 63% of the company's revenues are from its two largest customers (86% at June 30, 2002). In addition, as at June 30, 2003, 64% of the company's deposits are due to these customers (68% as at December 31, 2002).

4. *Comparative figures*

Certain accounts of the fiscal 2002 comparative figures have been reclassified to conform with the current period's presentation.

5. *Stock-based compensation*

Effective January 1, 2002 the Company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the Company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended June 30, 2003, 35,500 options were issued to employees. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rates of 5%; dividend yields of nil; weighted-average volatility factors of the expected market price of the Company's common shares of 187%; and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by $16,000 for the six months ended June 30, 2003. Basic earnings-per-share figures would not have changed. The weighted average fair value of stock options granted during the three months ended June 30, 2003 was $30,000.

6. *InterActiveCorp Transaction*

On April 11, 2003, the company closed a transaction with InterActiveCorp (Nasdaq: IACI, formerly USA Interactive) (the "IAC Transaction") pursuant to which IAC (through an affiliate of IAC created for this purpose), made a Cdn$15.1 million investment in the company. Under the terms of the IAC Transaction, the company issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million.

As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 18,444,242 common shares (19.9% of the common shares of the company (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase of the Series Two Preferred Share. The company is required to redeem the Series Two Preferred Share on March 31, 2013 (if the share has not been previously converted) at an amount equal to the greater of $12,400,000 plus 7% per annum and the market value of the common shares into which the preferred share could then be converted. The Warrants are exercisable over three years to acquire up to 55% of the common shares of the company (calculated on a adjusted fully diluted basis) less the number of common shares issued or issuable on conversation of the Series Two Preferred Share. The number of common shares issuable on conversion of the Series Two Preferred Share and exercise of the Warrants is subject to adjustment in certain circumstances. For accounting purposes, the Series Two Preferred Share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement.

More comprehensive disclosure is contained in the material change report of the company dated March 21, 2003, and the company's 2002 Annual Information Form, both filed on SEDAR.

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

as at Sept. 30, 2003

	Sept. 30, 2003	Dec. 31, 2002
assets		
CURRENT		
Cash and short-term deposits	$ 21,833,287	$ 7,341,700
Accounts receivable	770,543	267,632
Prepaid and sundry assets	846,469	657,367
	23,450,299	8,266,699
LONG-TERM INVESTMENTS	151,629	151,629
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
CAPITAL ASSETS	836,520	1,764,199
INTANGIBLE ASSETS (Note 3)	1,507,545	1,956,539
DEFERRED COSTS	2,920,804	410,954
TOTAL ASSETS	$ 29,456,797	$ 13,140,020
liabilities		
CURRENT		
Accounts payable and accrued liabilities	$ 889,870	$ 1,017,955
Deposits	10,545,584	8,946,631
Current portion of obligation under capital leases	154,898	407,128
	11,590,352	10,371,715
LONG-TERM CONVERTIBLE DEBT	7,677,500	7,182,500
LONG-TERM CONVERTIBLE PREFERRED SHARE	12,807,478	-
	32,075,330	17,554,215
shareholders' equity		
CAPITAL STOCK	17,726,761	14,361,033
WARRANTS	2,785,737	425,588
RETAINED EARNINGS	(23,131,032)	(19,200,816)
	(2,618,534)	(4,414,195)
	$ 29,456,797	$ 13,140,020

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the periods ended Sept. 30

	9 Month Period Jan- Sept. 30/03	*9 Month Period Jan- Sept. 30/02*	*3 Month Period July- Sept.30/03*	*3 Month Period July- Sept.30/02*
REVENUE				
Points.com	$ 4,166,147	$ 1,412,088	$ 1,539,780	$ 707,546
Interest Income	243,179	44,264	107,786	21,921
TOTAL REVENUE	4,409,326	$1,456,352	1,647,566	729,467
GENERAL AND ADMINISTRATION	5,378,154	5,168,636	2,160,978	1,656,786
OPERATING LOSS – before interest, amortization and other deductions	(968,828)	(3,712,284)	(513,412)	(927,319)
Other interest expenses	9,538	38,138	2,625	9,303
Interest on convertible debt	495,000	495,000	165,000	165,000
Amortization of capital assets, intangible assets and deferred costs	2,049,372	1,684,011	730,353	623,450
Interest on Series Two Preferred Share	407,477	-	217,000	-
	2,961,387	2,217,149	1,114,978	797,753
LOSS – From continuing operations	(3,930,216)	(5,929,433)	(1,628,391)	(1,725,072)
DISCONTINUED OPERATIONS				
Loss from discontinued operations	-	(115,945)	-	-
Share of loss of disposed significantly influenced investments	-	-	-	-
NET LOSS	(3,930,216)	(6,045,378)	(1,628,391)	(1,725,072)
DEFICIT – Beginning of period	(19,200,816)	(11,393,437)	(21,502,641)	(15,713,743)
DEFICIT – End of period	$ (23,131,032)	$ (17,438,815)	$ (23,131,032)	$ (17,438,815)
LOSS PER SHARE FROM CONTINUING OPERATIONS	$ (0.07)	$ (0.11)	$ (0.03)	$ (0.03)
NET LOSS PER SHARE	$ (0.07)	$ (0.12)	$ (0.03)	$ (0.03)

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the periods ended Sept. 30

	9 Month Period Jan- Sept. 30/03	*9 Month Period Jan-Sept.30/02*	*3 Month Period July - Sept 30/03*	*3 Month Period July-Sept. 30/02*
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss from continuing operations	$ (3,930,215)	$ (5,929,433)	$ (1,628,390)	$ (1,725,072)
Items not affecting cash				
Amortization – capital assets	1,162,453	1,122,563	403,842	383,821
Amortization – deferred costs	319,766	246,570	137,460	82,190
Amortization – acquired technology	567,150	314,878	189,050	157,439
Shares issued in exchange for services	-	366,379	-	215,000
Warrants issued in exchange for services		2,775		2,775
Interest on Convertible Debenture	495,000	495,000	165,000	165,000
Interest on Series 2 Preferred Shares	407,478	-	217,000	-
	(978,368)	(3,381,268)	(516,038)	(718,847)
Changes in non-cash balances related to operations	778,853	3,176,409	(1,987,151)	416,993
CASH FLOWS USED IN OPERATING ACTIVITIES	(199,515)	(204,859)	(2,503,189)	(301,854)
CASH FLOWS FROM INVESTING ACTIVITIES				
Repayment of loans receivable	-	19,500	-	-
Acquisition of intangible assets	(118,155)	(105,164)	(26,193)	(101,654)
Purchase of capital assets, net of proceeds	(234,774)	(61,064)	(113,063)	(1,500)
Fees paid on the acquisition of Points.com Inc.	-	(139,750)	-	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(352,929)	(286,478)	(139,256)	(103,154)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of issue costs	913,309	2,632,968	95,367	(13,126)
Issuance of warrants	2,700,000	-	-	-
Issuance of Series Two Preferred Share	12,400,000	-	-	-
Costs associated with the issuance of warrants and the Series 2 Preferred Share	(717,048)	-		-
Repayment of obligations under capital lease	(252,230)	(495,758)	(16,514)	(142,945)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	15,044,031	2,137,210	78,853	(156,071)
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	14,491,587	1,645,873	(2,563,592)	(561,079)
CASH FLOWS USED IN DISCOUNTINUED OPERATIONS	-	(115,945)	-	-
INCREASE IN CASH FROM ALL ACTIVITIES	14,491,587	1,529,928	(2,563,592)	(561,079)
CASH AND SHORT-TERM INVESTMENTS – Beginning of period	7,341,700	2,894,380	24,396,879	4,985,387
CASH AND SHORT-TERM INVESTMENTS - End of period	$ 21,833,287	$ 4,424,308	$ 21,833,287	$ 4,424,308

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

1. Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with its financial statements for the 12-month period ended December 31, 2002. They contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

2. Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at September 30, 2003 and December 31, 2002 present he financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment. The discontinued operations relate to the company's previous segment of Internet business generation discontinued in 2001.

Enterprise-wide disclosures: $4,110,915 (September 30, 2002 - $1,319,997) of the company's revenues were generated in the U.S. for the nine month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

3. Economic dependence

For the nine-month period ended September 30, 2003, approximately 65% of the company's revenues are from its two largest customers (77% at September 30, 2002). In addition, as at September 30, 2003, 59% of the company's deposits are due to these customers (68% as at December 31, 2002).

4. Comparative figures

Certain accounts of the fiscal 2002 comparative figures have been reclassified to conform with the current period's presentation.

5. Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended September 30, 2003, 142,500 options were issued to employees. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rates of 5%; dividend yields of nil; weighted-average volatility factors of the expected market price of the Company's common shares of 187%; and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by $56,000 for the nine months ended September 30, 2003. Basic earnings-per-share figures would not have changed. The weighted average fair value of stock options granted during the three months ended September 30, 2003 was $120,000.

6. *InterActiveCorp transaction*

On April 11, 2003, the company closed a transaction with InterActiveCorp (formerly USA Interactive) (the "IAC Transaction") pursuant to which IAC (through an affiliate of IAC created for this purpose), made a Cdn$15.1 million investment in the company. Under the terms of the IAC Transaction, the company issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million.

As at September 30, 2003, the Series Two Preferred Share is convertible, for no additional consideration, into 19,246,226 common shares (19.9% of the common shares of the company (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase of the Series Two Preferred Share. The company is required to redeem the Series Two Preferred Share on March 31, 2013 (if the share has not been previously converted) at an amount equal to the greater of $12,400,000 plus 7% per annum and the market value of the common shares into which the preferred share could then be converted. The Warrants are exercisable over three years to acquire up to 55% of the common shares of the company (calculated on a adjusted fully diluted basis) less the number of common shares issued or issuable on conversation of the Series Two Preferred Share. As at September 30, 2003, the Warrants are exercisable to acquire up to 72,909,483 common shares. The number of common shares issuable on conversion of the Series Two Preferred Share and exercise of the Warrants is subject to adjustment in certain circumstances. For accounting purposes, the Series Two Preferred Share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement.

More comprehensive disclosure is contained in the material change report of the company dated March 21, 2003, and the company's 2002 Annual Information Form, both filed on SEDAR.

7. *Transaction with American Airlines*

On September 4, 2003 (effective August 27, 2003), the Corporation announced an agreement with American Airlines which significantly enhances its commercial relationship. The agreement will fix certain revenues to the Corporation over a period of five years. In consideration of the value of the agreement to the Corporation, the Corporation issued 2,196,635 common shares to American Airlines valued at $2,086,803.25. The shares have been classified as deferred costs in the attached consolidated balance sheet and will be amortized over a period of 5 years.

8. *Subsequent Events (up to and including events of November 20, 2003)*

As described in the Corporation's Management Information Circular of May 16, 2003, the Corporation received final Exchange approval for the issuance of the Excess Grant Shares and

Excess Put Rights Shares on October 30, 2003. The Corporation expects to grant the Residual Put Rights in respect of the Excess Put Rights Shares in the near future.

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

AS AT	March 31, 2004	December 31, 2003
ASSETS		
CURRENT		
Cash and cash equivalents	$ 24,243,231	$ 20,274,836
Accounts receivable	887,100	1,004,370
Prepaids and sundry assets	1,125,666	825,221
	26,255,997	22,104,427
LONG-TERM INVESTMENTS	161,629	161,629
PROPERTY, PLANT AND EQUIPMENT	669,032	513,723
INTANGIBLE ASSETS (Note 7)	8,799,479	1,320,692
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
DEFERRED COSTS	2,521,451	2,790,816
	$ 38,997,588	$ 27,481,286

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

AS AT	March 31, 2004	December 31, 2003
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 961,807	$ 1,187,598
Deposits	15,949,483	10,455,646
Current portion of acquisition loan payable	2,759,384	-
	19,670,674	11,643,245
ACQUISITION LOAN PAYABLE (Note 8)	765,123	-
CONVERTIBLE DEBENTURE	8,243,396	8,036,372
CONVERTIBLE PREFERRED SHARES	13,241,478	13,024,478
	41,920,671	32,704,095
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	21,948,908	17,728,461
WARRANTS	2,766,610	2,785,737
DEFICIT	(27,638,601)	(25,737,007)
	(2,923,083)	(5,222,809)
	$ 38,997,588	$ 27,481,286

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED
STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED	March 31, 2004	March 31, 2003
REVENUES		
Points operations	$ 1,532,513	$ 1,283,521
Interest revenue	85,052	20,671
	1,617,565	1,304,192
GENERAL AND ADMINISTRATION	2,650,957	1,506,721
LOSS- Before interest, amortization and other deductions	(1,033,392)	(202,529)
Interest on convertible debenture	207,024	165,000
Interest on Series Two Preferred Share	217,000	-
Interest and bank charges	261	4,549
Amortization of property, plant and equipment, intangible assets and deferred costs	443,917	646,411
	868,202	815,960
NET LOSS	(1,901,594)	(1,018,489)
DEFICIT - Beginning of period	(25,737,007)	(19,200,816)
DEFICIT - End of period	$ (27,638,601)	$ (20,219,305)
LOSS PER SHARE (Note 2)	$ (0.03)	$ (0.02)

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED	March 31, 2004	March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,901,594)	$ (1,018,489)
Items not affecting cash		
Amortization of property, plant and equipment	56,354	375,171
Amortization of deferred costs	199,346	82,190
Amortization of intangible assets	188,217	189,050
Cancellation of warrants issued for services	(1,167)	-
Interest on Series Two Preferred Shares	217,000	-
Interest accrued on convertible debenture	207,024	165,000
	(1,034,820)	(207,077)
Changes in non-cash balances related to operations (Note 6 a)	5,159,380	3,412,690
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	4,124,560	3,205,613
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment, net of proceeds	(211,664)	(79,947)
Purchase of intangible assets	(17,004)	(35,374)
Costs related to the acquisition of MilePoint, Inc. (Note 7)	(200,000)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(428,668)	(115,321)
CASH FLOWS FROM FINANCING ACTIVITIES		
Deferred financing costs	70,018	-
Repayment of obligations under capital leases	-	(114,912)
Issuance of capital stock, net of share issue costs	202,485	153,655
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	272,503	38,743
INCREASE IN CASH	3,968,395	3,129,035
CASH AND CASH EQUIVALENTS - Beginning of period	20,274,836	7,341,700
CASH AND CASH EQUIVALENTS - End of period	$ 24,243,231	$ 10,470,735

1. *Accounting policies*

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a) Basis of presentation

The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

b) Goodwill

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

c) Intangible assets

Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2. *Loss per share*

a) Basic loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31 that amounted to 63,394,531 shares (March 31, 2003 – 54,606,209).

b) Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3. *Segmented information*

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $1,475,886 (March 31, 2003 - $1,319,997) of the company's revenues were generated in the U.S. for the three month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4. *Economic dependence*

For the three-month period ended March 31, 2004, approximately 65% of the company's revenues are from its two largest customers (65% at March 31, 2003). In addition, as at March 31, 2004, 80% of the company's deposits are due to these customers (58% as at December 31, 2003).

5. *Stock-based compensation*

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended March 31, 2004, no options were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by approximately $56,100 for the three months ended March 31, 2004. Basic loss-per-share figures would not have changed.

6. ***Statement of Cash Flows***

a) Changes in non-cash balances related to operations are as follows:

For the three months ended		March 31, 2004		March 31, 2003
Decrease (Increase) in accounts receivable	$	117,270	$	(234,143)
Increase in prepaid and sundry assets		(300,445)		(172,762)
Decrease in accounts payable and accrued liabilities		(225,791)		(139,018)
Increase in deposits		5,493,837		3,958,613
Increase in liability related to MilePoint, Inc. acquisition		74,509		-
	$	5,159,380	$	3,412,690

b) Supplemental information

Interest and taxes

Interest of $261 was paid during the three month period ended March 31, 2004 (three months ended March 31, 2003 - $4,549). Interest revenue of $85,052 was earned during the three month period ended March 31, 2004 (three months ended March 31, 2003 – $20,671). No income taxes have been paid.

Non-cash transactions

Non-cash transactions for the quarter ended March 31, 2004 are as follows:

(i) 185,999 shares of Points.com Inc. were acquired in exchange for 465,724 shares of the Corporation.
(ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 6).
(iii) $9,937 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.
(iv) The Corporation received $41,415 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.
(v) Interest of $207,024 was accrued on the convertible debenture.
(vi) Interest of $217,000 was accrued on the Series Two Preferred.

c) Cash and cash equivalents consist of:

	March 31, 2004	December 31, 2003
Cash	$ 16,656,147	$ 9,046,701
Short-term investments	5,680,274	9,627,468
Cash held by credit card processor	1,906,810	1,600,667
	$ 24,243,231	$ 20,274,836

7. *MilePoint Inc. Acquisition*

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.
The cost of the acquisition and the fair values assigned are as follows:

Intangibles	$225,000
Contracts with Partners	3,450,000
Goodwill	3,975,000
	$7,650,000
Consideration:	
Cost of Transaction	$200,000
Capital Stock Issued	4,000,000
Acquisition Loan Payable	3,450,000
	$7,650,000

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8. *MilePoint Inc. Acquisition Payments*

Payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable	$3,450,000
Less: Current Portion	2,684,877
Long-Term Portion	$765,123

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	June 30, 2004	December 31, 2003
ASSETS		
CURRENT		
Cash and cash equivalents	18,427,174	20,274,836
Accounts receivable	1,339,237	1,004,370
Prepaids and sundry assets	1,271,451	825,221
	21,037,862	22,104,427
LONG-TERM INVESTMENTS	161,629	161,629
PROPERTY, PLANT AND EQUIPMENT	1,116,157	513,723
INTANGIBLE ASSETS (Note 7)	8,736,664	1,320,692
DEFERRED COSTS	2,420,745	2,790,816
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	13,025,194	5,376,859
	$ 34,063,056	$ 27,481,286

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	June 30, 2004	December 31, 2003
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	931,188	1,187,598
Deposits	14,668,589	10,455,646
Current portion of acquisition loan payable	819,208	-
	16,418,985	11,643,244
ACQUISITION LOAN PAYABLE	765,123	-
CONVERTIBLE DEBENTURE	8,469,055	8,036,372
CONVERTIBLE PREFERRED SHARES	13,458,478	13,024,478
	39,111,640	32,704,094
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	21,983,696	17,728,461
WARRANTS	2,759,390	2,785,737
RETAINED EARNINGS	(29,791,670)	(25,737,007)
	(5,048,584)	(5,222,809)
	$ 34,063,056	$ 27,481,286

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2004

	6 Month Period		3 Month Period	
	Jan-Jun 30/04	Jan-Jun 30/03	Apr-Jun 30/04	Apr-Jun 30/03
REVENUES				
Points operations	$ 3,481,082	$ 2,626,368	$ 1,948,570	$ 1,342,847
Interest revenue	168,618	135,393	83,566	114,721
	3,649,700	2,761,761	2,032,136	1,457,568
GENERAL AND ADMINISTRATION	5,749,749	3,217,177	3,098,792	1,710,455
LOSS- Before interest, amortization and other deductions	(2,100,048)	(455,416)	(1,066,656)	(252,887)
Interest on Convertible Debt	432,683	330,000	225,659	165,000
Interest on Series Two Preferred Share	434,000	190,478	217,000	190,478
Interest and Bank Charges	70,702	6,912	70,441	2,364
Amortization of Capital & Intangible Assets and Deferred Costs	1,017,229	1,319,019	573,312	672,608
	1,954,614	1,846,409	1,086,412	1,030,450
LOSS - From continuing operations	(4,054,663)	(2,301,825)	(2,153,069)	(1,283,337)
NET LOSS	(4,054,663)	(2,301,825)	(2,153,069)	(1,283,337)
DEFICIT - Beginning of period	(25,737,007)	(19,200,816)	(27,638,601)	(20,219,304)
DEFICIT - End of period	(29,791,670)	(21,502,641)	(29,791,670)	(21,502,641)
LOSS PER SHARE (Note 2)	($0.06)	($0.04)	($0.03)	($0.02)

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2004

	6 Month Period		3 Month Period	
	Jan-June 30/04	Jan-Jun 30/03	Apr-Jun 30/04	Apr-Jun 30/03
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$ (4,054,663)	$ (2,301,825)	$ (2,153,069)	$ (1,283,337)
Items not affecting cash				
Amortization of property, plant and equipment	149,061	758,611	92,707	383,440
Amortization of deferred costs	327,472	182,306	128,126	100,116
Amortization of intangible assets	540,696	378,100	352,479	189,050
Cancellation of warrants issued for services	(1,167)	-	-	-
Interest on Series Two Preferred Shares	434,000	190,478	217,000	190,478
Interest accrued on convertible debenture	432,683	330,000	225,659	165,000
	(2,171,918)	(462,330)	(1,137,098)	(255,253)
Changes in non-cash balances related to operations (Note 6 a)	3,182,347	2,766,004	(1,977,032)	(646,686)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,010,429	2,303,674	(3,114,130)	(901,939)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment, net of proceeds	(751,495)	(121,711)	(539,831)	(41,764)
Purchase of intangible assets	(20,283)	(91,962)	(3,279)	(56,588)
Payments for the acquisition of MilePoint, Inc.	(1,900,000)		(1,900,000)	
Costs related to the acquisition of MilePoint, Inc. (Note 7)	(486,385)	-	(286,385)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(3,158,163)	(213,673)	(2,729,495)	(98,352)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of Warrants	-	2,700,000	-	2,700,000
Issuance of Series Two Preferred Share	-	12,400,000	-	12,400,000
Deferred financing costs	70,018	(717,048)	-	(717,048)
Repayment of obligations under capital leases	-	(235,716)	-	(120,804)
Issuance of capital stock, net of share issue costs	230,053	817,942	27,568	664,287
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	300,071	14,965,178	27,568	14,926,435
INCREASE (DECREASE) IN CASH	(1,847,662)	17,055,179	(5,816,057)	13,926,144
CASH AND CASH EQUIVALENTS - Beginning of period	20,274,836	7,341,700	24,243,231	10,470,735
CASH AND CASH EQUIVALENTS - End of period	$ 18,427,174	$24,396,879	$ 18,427,174	$ 24,396,879

1. *Accounting policies*

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a) Basis of presentation

The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

b) Goodwill

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

c) Intangible assets

Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2. *Loss per share*

a) Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the six months ended June 30, 2004 that amounted to 64,250,018 shares (June 30, 2003 – 55,287,446).

b) Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3. *Segmented information*

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at June 30, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $3,351,765 (June 30, 2003 - $2,598,340) of the company's revenues were generated in the U.S. for the six month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4. *Economic dependence*

For the six-month period ended June 30, 2004, approximately 51% of the company's revenues are from its two largest customers (63% at June 30, 2003). In addition, as at June 30, 2004, 73% of the company's deposits are due to these customers (64% as at June 30, 2003).

5. *Stock-based compensation*

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended June 30, 2004, 869,407 were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced [loss increased] by approximately $173,579 for the six months ended June 30, 2004. Loss-per-share figures would not have changed.

6. *Statement of Cash Flows*

a) Changes in non-cash balances related to operations are as follows:

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Decrease (Increase) in accounts receivable	$ (452,137)	$ (458,002)	$ (334,867)	$ (692,145)
Decrease (Increase) in prepaid and sundry assets	(145,784)	36,166	(446,230)	(136,596)
Decrease (Increase) in deferred costs	(27,420)	-	(27,420)	-
Increase (Decrease) in accounts payable and accrued liabilities	(30,620)	357,722	(256,411)	218,702
Increase (Decrease) in deposits	(1,280,895)	(582,572)	4,212,942	3,376,043
Increase (Decrease) in liability related to MilePoint, Inc. acquisition	(40,176)	-	34,333	-
	$ (1,977,032)	$ (646,686)	$ 3,182,347	$ 2,766,004

b) Supplemental information

Interest and taxes

Interest of $70,702 was paid during the six month period ended June 30, 2004. Interest of $154,354 was received during the six month period ended June 30, 2004. No income taxes have been paid.

Non-cash transactions

Non-cash transactions for the six months ended June 30, 2004 are as follows:

(i) 406,954 shares of Points.com Inc. were acquired in exchange for 1,018,974 shares of the Corporation.
(ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 7).
(iii) $20,000 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.
(iv) The Corporation received $80,643 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.
(v) Interest of $432,683 was accrued on the convertible debenture.
(vi) Interest of $434,000 was accrued on the Series Two Preferred.

c) Cash and cash equivalents consist of:

AS AT	June 30, 2004	December 31, 2003
Cash	$ 11,826,968	$ 9,046,701
Short-term investments	$ 4,366,931	$ 9,627,468
Cash held by credit card processor	$ 2,233,275	$ 1,600,667
Total	$ 18,427,174	$ 20,274,836

7. *MilePoint Inc. Acquisition*

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.
The cost of the acquisition and the fair values assigned are as follows:

Intangibles	$225,000
Contracts with Partners	3,450,000
Goodwill	4,261,385
	$7,936,385
Consideration:	
Cost of Transaction	$486,385
Capital Stock Issued	4,000,000
Acquisition Loan Payable	3,450,000
	$7,936,385

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8. *MilePoint Inc. Acquisition Payments*

Remaining payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable	$1,584,331
Less: Current Portion	819,208
Long-Term Portion	$765,123

POINTS INTERNATIONAL LTD.
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

The following interim management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's consolidated financial statements (including the notes thereon) for the quarter ended March 31, 2004 and with the Corporation's 2003 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2003, may be accessed at www.sedar.com. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of April 30, 2004.

Forward-Looking Statements

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risk and Uncertainties" contained in Points' AIF filed with Canadian securities regulators and the factors detailed in Points' other filings with Canadian securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

Overview of Points' Business

Core Business – Points Solutions

Points has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the *Points Solutions*, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The *Points Solutions* are comprised of the *Points Exchange* and a suite of *Private Branded Solutions* available to loyalty program operators.

The Points Exchange

In April 2001, Points launched its cornerstone product, the proprietary *Points Exchange*. The *Points Exchange* is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/or miles between the participating loyalty programs. The *Points Exchange* also serves as a central resource to help individuals track their account balances with a number of their major loyalty programs. Management believes that the *Points Exchange* is currently the only independent loyalty points exchange of its kind.

As at March 31, 2004, the *Points Exchange* had attracted 36 loyalty program participants (38 as at the date hereof), including the loyalty programs of leading airlines, hotels, online businesses, retail businesses and gift certificate programs.

Private Branded Solutions

In addition to the *Points Exchange*, Points offers a portfolio of *Private Branded Solutions* to loyalty programs. This suite of technologies includes:

POINTS*purchase* and POINTS*gift* – facilitates the online sale and gift of miles, points and other loyalty program currencies.

POINTS*corporate* – facilitates the sale of loyalty program currencies to corporate customers.

POINTS*transfer* – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

POINTS*integrate* – functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process, with a single integration.

POINTS*elite* – facilitates the online sale of tier status to members of loyalty programs.

POINTS*custom* – custom applications developed for select large loyalty program partners.

<u>**Significant Business Developments in the First Quarter of 2004**</u>

Strategic Relationship with eBay

In 2003, Points developed a significant relationship with online leader eBay Inc. ("eBay"). Under this relationship, eBay's Anything Points ("EAP") program became an anchor *Points Exchange* partner, and Points implemented a number of *Points Solutions* to power core elements of the EAP program, including POINTS*integrate*. In addition, in August 2003, eBay selected Points to develop and operate a POINTS*custom* product, the "Offer Manager", for their EAP program. The Offer Manager allows eBay sellers to issue EAPs to buyers who purchase their goods and services on eBay.

In March 2004, Points and eBay agreed to continue eBay's participation on the *Points Exchange* through at least December 2005 and eBay made Points the exclusive exchange vehicle for all airline, hotel, car rental and major online loyalty programs participating with eBay's EAP program.

Toronto Stock Exchange Listing

On February 24, 2004, Points' Common Shares were listed for trading on the Toronto Stock Exchange under the symbol "PTS". The Corporation's Common Shares ceased to trade on the TSX Venture Exchange at the close of trading on February 23, 2004.

MilePoint Acquisition

On March 31, 2004, Points acquired substantially all of the assets of MilePoint, Inc. ("MilePoint"), a leading loyalty program technology and service provider (the "MilePoint Acquisition"). The MilePoint Acquisition has allowed Points to add to its partner base relationships with Northwest Airlines, Delta Air Lines and Starwood Hotels, among others, and increase the potential of both the *Points Exchange* and the Corporation's broad portfolio of *Private Branded Solutions*. In connection with the MilePoint Acquisition, Points has retained for one year, as consultants, MilePoint's founders and loyalty industry veterans, Mark Lacek and Peter Brennan.

In 2003, MilePoint had unaudited earned revenue of $2.2 million and was slightly profitable. Points expects to realize significant operating synergies by integrating MilePoint's products into Points' operations. Management expects that most of the synergies will be achieved by the end of 2004.

For further information on the MilePoint Acquisition, see "Results of Operations" below.

Revenue Recognition Policies

The revenue recognition policies for the suite of *Points Solutions* are as follows:

Points Exchange

- Revenues from transaction processing are recognized as the services are provided under the terms of related contracts.
- Membership dues received in advance for services are recognized over the term of service. Membership dues are $19.95 annually for a *PointsPlus* membership.
- One-time trading fees ($5.95 per trade) are recognized at the time of the trade (for non–*PointsPlus* members).
- Exchange commissions are a percentage of the exchanged value.

Private Branded Solutions

- Revenues from the sale of loyalty program points are recorded net of costs.
- Hosting and management fees are recognized in the period of service.
- Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.
- Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

Key Business Drivers

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of *Points Solutions* (i.e., the *Points Exchange* and *Private Branded Solutions*).

Growth in the number of individual members using the *Points Exchange* is driven by three factors that contribute to increased site traffic and the ease with which a consumer can join the *Points Exchange* to conduct exchange transactions. These factors are website usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "*Points Exchange* Growth" on page 6 hereof.

Growth in *Private Branded Solutions* will occur from organic growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "*Private Branded Solutions Growth*" on page 7 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 11 hereof.

Results of Operations – Revenues

Overview

Revenue for the three months ended March 31, 2004 was $1,617,565 representing a year over year increase of 24% and an increase of 12% over the prior quarter (December 31, 2003). The provision of *Points Solutions* accounted for approximately 95% of the revenues in the first quarter. Revenue allocation remained similar to the 2003 annual distribution.

Revenues

Revenues for the Quarter Ending	March 31 2004	March 31 2003	change	December 31 2003	change
Points Operations	$ 1,532,513	$ 1,283,521	19%	$ 1,336,597	15%
Interest and other revenue	85,052	20,671	311%	112,781	-25%
Total Revenue	**$ 1,617,565**	**$ 1,304,192**	**24%**	**$ 1,449,378**	**12%**

A substantial portion of Points' revenue is generated through the provision of *Private Branded Solutions* for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

Points earns revenue from the *Points Exchange* in two principal ways. First, Points charges a commission on all exchanges, based on a value of the loyalty currency tendered for exchange by the loyalty program member. Through the exchange model, the participating loyalty program sets a value on the currency tendered for "sale". Based on this valuation, a percentage is remitted to Points and the remaining balance is used to purchase the currency of another participating loyalty program. Second, loyalty program members pay Points either a fee for each exchange transaction on the *Points Exchange* or an annual fee for a membership that includes unlimited exchange transactions.

For the three-month period ended March 31, 2004, two key customers represented approximately 65% of the Corporation's gross revenues (for the three-month period ended March 31, 2003, two key customers represented 65% of the Corporation's gross revenues). In addition, two key customers, measured by revenue, represented approximately 80% (March 31, 2003 – 79%) of the Corporation's deposits. As additional partner relationships are established, management expects the economic dependence on key customers to proceed on a downward trend. One of the two key customers is not the same partner as disclosed in the 2003 Management's Discussion and Analysis.

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management. As stated in prior disclosure, management continues to expect that Points' revenues will exceed its general and administrative expenses by 2005.

Revenue Growth

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of *Points Solutions* products. Growth in product usage will occur from the organic growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on on-going business development efforts, is optimistic about new revenue sources in 2004.

Growth in Use of the Points Solutions

The suite of *Points Solutions* experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs.

Partner Summary - Total Number of Partners[1]

Number of Partners as at	March 31			December 31	
	2004	2003	change	2003	change
Points Exchange	36	26	38%	35	3%
Private Branded Solutions [2]	16	7	129%	12	33%
Cumulative Miles Transacted (000,000's)	3,810	1,322	188%	3,027	26%

Notes:

(1) Partners may be included in both the Private Branded Solutions and the Points Exchange.

(2) Includes 4 additional partnerships acquired in the Acquisition of MilePoint as at March 31, 2004.

Points Exchange *Growth*

Growth in the number of consumer members using the *Points Exchange* is driven by three factors that contribute to both increased site traffic and the ease with which a consumer can join the *Points Exchange* and then conduct exchange transactions: website usability and enhancements; marketing (awareness and brand) and partner activity. In the first quarter of 2004, enhancements were made to the website that simplify processes and will allow us to grow while incurring fewer costs. In 2004, Points will continue to release further enhancements and expand its marketing promotions and programs. To support growth in the *Points Exchange*, the Corporation hired a Chief Marketing Officer in the second quarter of 2004 to lead the marketing group. Growth in activity on the *Points Exchange* is also heavily impacted by partner activity. The number of loyalty program participants, their industry mix and the average number of points/miles required to acquire one point/mile of another loyalty currency (the "Trade Ratio") are important elements in the growth of the *Points Exchange*.

Points Exchange Metrics

Metrics for the Quarter Ending	March 31			December 31	
	2004	2003	change	2003	change
Total Loyalty Programs - cumulative	36	26	38%	35	3%
Trade Ratio[1]	1.68 to 1	1.83 to 1	-8%	1.75 to 1	-4%

Notes:

(1) Average rates are based on all miles and points exchanged and excludes gift certificates. The results are based on actual trades made during the fiscal year.

The number of loyalty programs participating on the *Points Exchange* has increased by 38% since the first quarter of 2003 and 3% since the December 31, 2003. Points continues to focus its business development efforts on adding the optimal partners by size and industry to the *Points Exchange*. Management continuously works with new and existing program participants in an effort to improve the Trade Ratio. Through these efforts, the Trade Ratio has improved by 8% since March 2003. In addition, total trades grew by 270% compared to the first quarter of 2003. Management expects to continue to see successes in this area in 2004.

Private Branded Solutions Growth

The *Private Branded Solutions* have been designed with each partner's look and branding. As a result, Points has little impact on driving traffic and transactions through its partners' sites. However, Points has seen continuous growth in the products since each launch. Management expects this trend to continue for new and existing *Private Branded Solutions*.

Private Branded Solutions Metrics

Metrics as at	March 31			December 31	
	2004	**2003**	**change**	**2003**	**change**
Total Unique Partners[2]	16	7	129%	12	33%
Total *Private Branded Solutions* [3]	43	21	105%	30	43%

Notes:

(1) Average rates are based on all miles and points exchanged and exclude gift certificates. The results are based on actual trades made during the fiscal year.

(2) Includes 4 additional partnerships acquired in the Acquisition of MilePoint as at March 31, 2004.

(3) Includes 12 additional products acquired in the Acquisition of MilePoint as at March 31, 2004.

Private Branded Solutions [1][2]

Number of Products as at	March 31			December 31	
	2004	**2003**	**change**	**2003**	**change**
POINTS*purchase*	13	7	86%	9	44%
POINTS*gift*	13	7	86%	8	63%
POINTS*transfer*	3	2	50%	2	50%
POINTS*corporate*	5	2	150%	4	25%
POINTS*elite*	2	2	0%	2	0%
POINTS*custom*	3	-	n/a	2	50%
POINTS*integrate* partners[3][4]	4	1	300%	3	33%
Total *Private Branded Solutions*	43	21	105%	30	43%

Notes:

(1) Includes products sold to new and existing customers.

(2) Includes 12 additional products acquired in the Acquisition of MilePoint as at March 31, 2004.

(3) Each POINTS*integrate* partner will have third parties integrated into its technology platform.

(4) There are 21 existing partner integration add-ons among the four POINTS*integrate* partners.

Sources of Revenue Growth

Approximately 95% of the Corporation's revenue is generated through its *Points Solutions*, which have two primary sources for growth: organic growth through increased use of existing contracted *Points Solutions*; and the development of new contracted *Points Solutions*. In the first quarter of 2004, management was focused on completing the MilePoint Acquisition and aligning resources to plan for a smooth transition post acquisition. The Corporation will begin to book revenues from the acquired partners beginning April 1, 2004.

Percentage of Revenues by Source

For the Quarter Ending	March 31			December 31	
	2004	2003	change	2003	change
Organic Growth of existing *Points Solutions*	97.0%	79.4%	18%	80.6%	16%
New contracted *Points Solutions* with new and existing partners	3.0%	20.6%	-18%	19.4%	-16%
Total	**100%**	**100%**	**0%**	**100%**	**0%**

Organic Growth of Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive a large portion of its revenues in this manner.

Organic growth of existing *Points Solutions* accounted for 97% of revenues in the first quarter of 2004. Revenue from organic growth grew by 52% from $1.036 million in the first quarter of 2003 to $1.569 million in the first quarter of 2004, and by 34% from the fourth quarter of 2003. Management expects this trend to continue as the base of existing products continues to grow. Effective April 1, 2004, organic growth will include products from partnerships acquired in the MilePoint Acquisition. The MilePoint Acquisition resulted in 12 additional *Private Branded Solutions* products, five additional POINTS*integrate* third party integrations and four new partnerships.

New Contracted Points Solutions

Selling new *Points Solutions* is an important source of new revenue. New *Points Solutions* sold to loyalty program partners grow the base of products being managed and therefore the organic revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional *Points Solutions* with the same partner.

Since March 31, 2003, Points has more than doubled the number of products placed with partners from 21 to 43 as at March 31, 2004. In addition, 20 third party integrations have been implemented with the four POINTS*integrate* partners and ten new loyalty programs have been added to the *Points Exchange* since March 31, 2003.

Points believes that its suite of *Points Solutions* is applicable to all of its large loyalty program partners and will continue to focus business development resources on both the sale of new products to current partners and on sales to new partners. Management is continuing to focus on expanding the *Points Exchange* partnership base in 2004 across various loyalty verticals. In particular, Points will continue to focus on new partnerships in the hotel, retail, car rental, online, and financial services categories throughout 2004.

Projected revenues for 2004 attributed to the deployment of *Points Solutions* to new loyalty program partners are considerably riskier than organic growth of existing *Points Solutions*. Revenue growth is still substantially dependent on generating new contracts for the purchase of *Points Solutions* products. While management expects continued business development success, there is no certainty that Points will continue with its past success of acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income, fluctuations in foreign exchange rates and the growth of the loyalty program industry.

Interest Revenue

The Corporation earned interest revenue of $85,052 for the first quarter of 2004, compared with $20,671 in the first quarter of 2003 and $112,781 in the fourth quarter of 2003. The major factor resulting in higher interest revenue over 2003 is the growth in the Corporation's cash reserves. The decrease in interest revenue versus the fourth quarter of 2003 is largely a function of the shorter duration of the investment portfolio and the subsequently lower average yield of the investments. Management expects the interest revenue to continue to decline in the short term as cash reserves are reduced related to the MilePoint Acquisition. Interest revenue is a function of the Corporation's cash balances and the prevailing interest rates. Canadian cash reserves are invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years and a yield of approximately 4%. Foreign currency continues to be invested in short-term and money market instruments. Points' cash and short-term investments are valued quarterly at the lower of cost and market value. As Points' business continues to grow, cash reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk that arises from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and only investing in securities with a credit rating of "A" or higher.

A summary of the Corporation's investments is as follows:

Corporation's Investments - Summary

As at March 31, 2003	Yield %	Credit Rating	C$ Total	US$ Denominated	Other Denominated
Cash held at bank[1]	0.78	n/a	$ 18,562,957	$ 11,157,504	€ 1,101,680
Money market securities	2.47[2]	R1 - High	17,143	n/a	n/a
Bonds[3]	4.74	A - AAA	5,663,131	n/a	n/a
Total			**$ 24,243,231**	**$ 11,157,504**	**€ 1,101,680**

Notes:

(1) C$ Total represents total cash held at bank inclusive of all denominations; US$ and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(2) Yield as at March 31, 2004.

(3) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses from U.S. to Canadian dollars is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 91% of the Corporation's revenues are in U.S. dollars and the remaining 8% are split between Canadian dollars and Euros. Management expects that the percentage of U.S. dollar-based revenue will not decrease significantly in 2004. Approximately 61% of the Corporation's expenses are in Canadian dollars, 37% are U.S. dollar-based and 2% are based in other foreign currencies. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The average quarterly FX Rate has decreased by 13% versus the first quarter of 2003. As approximately 91% of the Corporation's revenues are in U.S. dollars, this has a significant impact on revenues and earnings; the year over year negative variance in revenue due to the strengthened Canadian dollar is approximately $216,000. This negative variance coupled with the year over year positive variance in expenses of $70,000 due to the strengthening FX Rate, results in an overall negative variance of $146,000 to Points' first quarter 2004 loss before interest, taxes, depreciation and amortization versus the same period in 2003.

The Corporation's revenue growth will slow (in Canadian dollar terms) if the Canadian dollar continues its trend of strengthening relative to the U.S. dollar. Similarly, it is expected that Points' expenses should also decrease, dampening the negative impact to net income.

U.S. - Canadian FX Rates	March 31			December 31	
	2004	2003	change	2003	change
Quarter Start	1.297	1.573	-18%	1.350	n/a
Quarter End	1.308	1.472	-11%	1.295	1%
Quarter Average	1.318	1.511	-13%	1.317	0%

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon", noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms". In another article (entitled "*Frequent-flyer economics,*" from the same issue), *The Economist* reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," that "roughly half of all miles are now earned on the ground, not in the air," and that with "the world-wide stock of unredeemed miles . . . close to 8.5 trillion . . . the total global stock of frequent flyer miles may now be worth almost US$500 billion".

Management understands that members of loyalty programs are much more likely to utilize the *Points Exchange* and the other products from the suite of *Points Solutions* when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 10,000 points). Therefore, growth in consumer loyalty program account balances will create demand for *Points Solutions*. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to *The Economist*, cited above, according to the "frequent flyer facts" section of the website of *InsideFlyer* magazine (www.webflyer.com), a leading publication for members of frequent traveler programs:

> "loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, *American AAdvantage*, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members".

General and Administrative Expenses

General and administrative expenses grew by 76% over the first quarter of 2003 and were flat relative to the fourth quarter of 2003. The increase over the first quarter of 2003 reflects the cost of expanding operations, including the launch of a number of *Private Branded Solutions* to new and existing customers. The Corporation had approximately $225,000 of additional expenses relating to employment and other costs that are one-time or occur only in the first quarter. The Corporation continues to support its technology, its technological expertise and its industry expertise, in order to have the appropriate infrastructure and personnel required to deal with large, established companies. The Corporation's investment in the above areas was critical in completing its commercial agreements with its strategic partners (for example, American Airlines, eBay and IAC).

General and Administrative Expenses

General and Administrative Expenses for the Quarter Ending	March 31 2004	March 31 2003	change	December 31 2003	change
Employment Costs[1]	$ 1,831,114	$ 1,101,371	66%	$ 1,511,390	21%
Technology Services[2]	161,307	200,284	-19%	86,688	86%
Marketing and Communications	202,102	(1,895)	n/a	284,171	-29%
Other[3]	456,434	206,961	121%	769,068	-41%
Total	**$ 2,650,957**	**$ 1,506,721**	**76%**	**$ 2,651,317**	**0%**

Notes:

(1) Wages and employment costs include salaries, contract labour charges, recruiting, benefits and government charges (CPP and EI).

(2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease interest expenses.

(3) Other expenses include foreign exchange losses (or gains), sales commissions and related expenses, travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the *Points Solutions*, significant resources continue to be required. While management has made controlling costs a priority, costs will increase in 2004 relative to 2003. However, management does not expect the general and administrative expenses in the remaining three quarters to be significantly higher than in the first quarter. The Corporation will continue to scale its infrastructure, add new partners to its suite of products, move from trial/test marketing to a more comprehensive marketing and branding program and begin the transition associated with assimilating the business of MilePoint.

A significant percentage of the planned expense increases in 2004 are either discretionary or variable. Points still expects that a series of significant marketing and branding programs will begin in the latter half of 2004. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launch dates. If actual revenue growth projected from the marketing plan does not meet expectations, the expenditures can either be reduced or reallocated to more successful programs.

Employment Costs

As at March 31, 2004, Points had 68 full-time employees.

Headcount by Department

At the quarter ending	March 31				December 31	
	2004	% of total	2003	% of total	2003	% of total
Technology Group	45	66%	18	56%	41	64%
Finance	10	15%	5	16%	10	16%
Business Development	8	12%	7	22%	8	13%
Marketing	5	7%	2	6%	5	8%
Total	**68**	**100%**	**32**	**100%**	**64**	**100%**

Employment costs increased by 66% versus the first quarter of 2003 primarily due to growth in the technology, finance and marketing groups. Additional technology personnel has been required to meet the demand of growing from 21 *Private Branded Solutions* and 26 *Points Exchange* partners at March 31, 2003 to 43 *Private Branded Solutions* and 36 *Points Exchange* partners one year later. Employment costs increased by 21% from the fourth quarter of 2003 (11% excluding one-time employment related costs in 2004) primarily due to new hires in the first quarter of 2004. Overall, 2004 employment costs are likely to increase moderately relative to 2003. This increase is expected to result from new hiring, annualizing the employment costs of employees hired part way through 2003 and annual salary increases. While the Corporation will continue to hire in 2004, it expects to hire fewer personnel than in previous years.

Technology Services

Technology services expenses increase in increments based on business growth and product performance. As technology services costs are a function of the number of partners and *Points Solutions* products, these costs grow proportionately to revenue growth. In general, as loyalty program partners and products are added to the infrastructure and transactional volume increases, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The first quarter of 2004 saw a year over year decrease of 19%, as the Corporation was able to renegotiate one of its technology services contracts. The significant increase over the fourth quarter of 2003 (86%) is due to a one-time credit received in the fourth quarter. Management expects these costs to continue to increase in 2004 driven by products launched, loyalty program partners acquired and the speed with which Points completes the transition of the MilePoint business.

Marketing and Communications

Marketing costs decreased by 29% in the first quarter of 2004 relative to the fourth quarter of 2003 primarily due to a decline in promotional activities. Fourth quarter marketing expenditures are typically higher due to promotional efforts tied to the Christmas holiday. The first quarter of 2003 includes an accounting adjustment related to the expense recognition of promotional miles tied to *PointsPlus* membership purchases. Prior to the first quarter of 2003, the cost of these miles was recorded as an expense in the period they were issued. Beginning January 1, 2003, marketing expenses associated with the sale of *PointsPlus* memberships are being amortized over the term of the membership, while the other marketing expenditures are recognized in the period of use.

The Corporation expects to significantly increase its marketing expenditures in the latter half of 2004, primarily focusing on customer acquisition and retention. The marketing and branding foundation built in 2003 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media as this approach dovetails with business development strategies and is the most cost-effective means to reach Points' target audience. A smaller portion of the budget will be used for targeted non-partner advertising. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate *Points Exchange* activity.

Results of Operations – Operating Efficiency

The Corporation's operating ratio (defined as the ratio of general and administrative expenses to revenues) has improved by 10% over the fourth quarter of 2003. Although higher than the operating ratio in the first quarter of 2003, the first quarter of 2004's operating ratio was consistent with the ratio experienced for the 2003 annual results. The Corporation expects the improvement in operating efficiencies to continue through to 2005 as revenues grow and costs stabilize, thereby achieving a ratio less than one.

Operating Efficiency

Efficiency Measure	March 31			December 31	
	2004	2003	change	2003	change
Operating Ratio	1.64	1.16	42%	1.83	-10%

Results of Operations – Non-Cash Expenses

Forward-looking statements contained in this section, "Results of Operations – Non-Cash Expenses", with respect to future expenses of the Corporation, are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortizing expenses.

Amortization Expenses

The Corporation recorded amortization expenses of $443,917 for the quarter ended March 31, 2004. This amounted to a decrease in amortization expenses of $202,500 from the first quarter of 2003 and an increase of $384,000 from the fourth quarter of 2003. The increase was attributed to the charges outlined in the following table:

Amortization Expenses for the Quarter Ending	March 31 2004	2003	change	December 31 2003	change
Deferred Costs	$ 199,346	$ 82,190	143%	$ 212,146	-6%
Intangible Assets	188,217	189,050	0%	189,050	0%
Property, Plant and Equipment	56,354	375,171	n/a	426,753	-87%
Total	**$ 443,917**	**$ 646,411**	**-31%**	**$ 827,949**	**-46%**

Amortization of Deferred Costs

Deferred Costs for the Quarter Ending	March 31 2004	2003	change	December 31 2003	change
Amortization	$ 199,346	$ 82,190	143%	$ 212,146	-6%

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a. Points reported deferred financing charges in connection with the 11%, $6,000,000 senior secured convertible debenture (the "Debenture") issued to CIBC Capital Partners. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture and the related balance sheet value is now nil.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share issued pursuant to the IAC Investment, as this financial instrument is also classified as debt. The Series Two Preferred Share has 36 amortization periods remaining.

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The Common Shares have been classified as deferred costs and will be amortized over a period of five years. There are 18 amortization periods remaining.

Amortization of Intangible Assets

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com acquired in 2002 is amortized on a straight-line basis over a period of three years. Certain intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition will be amortized commencing in the second quarter of 2004 (see "Commitments Related to MilePoint Acquisition" on page 26 for additional information). Goodwill related to the acquisition will not be amortized unless the assets are deemed to have become impaired, in which case the goodwill will be written off in the appropriate period.

Intangible Assets for the Quarter Ending	March 31			December 31	
	2004	2003	change	2003	change
Amortization	$ 188,217	$ 189,050	0%	$ 189,050	0%

Amortization of Property, Plant and Equipment

The following initiatives in 2004 are expected to affect future period plant, property and equipment amortization expenses:

Property, Plant and Equipment for the Quarter Ending	March 31			December 31	
	2004	2003	change	2003	change
Amortization	$ 56,354	$ 375,171	-85%	$ 426,753	-87%

The decrease in the amortization expenses relative to the fourth quarter of 2003 reflects that certain technology assets have been amortized to a zero balance. Leasehold improvements, furniture and equipment costs of $211,664 were capitalized in the first quarter of 2004.

Other Non-Cash Expenses

Interest on Convertible Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (as defined in "Liquidity – IAC Investment" on page 18) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 23.

Interest on Convertible Debenture	2008	2007	2006	2005	2004	2003	2002	2001
Accrued Interest ($000's)	257	1,209	1,089	981	884	854	660	522
Debenture Value ($000's)	12,456	12,199	10,990	9,901	8,920	8,036	7,182	6,522

Interest on the outstanding principal amount of the Debenture accrues at a rate of 11% per annum. Interest compounds on an annual basis on the day immediately prior to each anniversary of the original issue date, being March 15, 2001. Thereafter, interest accrues on such compounded interest at the rate of 11% per annum.

Interest on the Series Two Preferred Share

Interest on Series Two Preferred Share	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Accrued Interest ($000's)	244	868	868	868	868	868	868	868	868	868	624
Series Two Preferred Share Value ($000,000's)	21.1	20.8	19.9	19.1	18.2	17.3	16.5	15.6	14.7	13.9	13.0

Results of Operations – Earnings and Shareholder Equity

Net Loss

The Corporation reported a net loss of $1,901,594 for the first quarter of 2004, compared with a net loss of $1,018,489 for the first quarter of 2003 and a net loss of $2,605,974 for the fourth quarter of 2003. The major factors in the reduction of net losses versus the fourth quarter of 2003 were revenue growth and the decrease in amortization expenses.

Included in the first quarter of 2004 net loss amount are non-cash expenses totalling approximately $868,000, accounting for approximately 46% of the net loss and 25% of total expenses. Non-cash expenses contributing to the first quarter of 2003 net loss totalled $811,411 or 80% of the net loss and 35% of total expenses.

Shareholder Equity

The deficit in shareholder equity decreased from $5,222,809 at December 31, 2003 to $2,923,083 at March 31, 2004. The decrease was largely related to the $4 million increase in Capital Stock relating to the MilePoint Acquisition and partially offset by the net loss for the period of $1.9 million. The deficit in shareholder equity was $5,279,027 at March 31, 2003. Management expects the growth in this deficit to decrease as Points' business grows.

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 63,394,531 shares at March 31, 2004, compared with 58,823,652 shares at December 31, 2003 and 54,606,209 at March 31, 2003.

The Corporation reported a net loss of $0.03 per share for the first quarter of 2004, compared with a net loss of $0.02 per share for the first quarter of 2003 and a net loss of $0.04 per share for the fourth quarter of 2003. For 2004 and 2003, the number of fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis) and therefore, in accordance with Canadian generally accepted accounting principles, fully diluted loss per share is not computed. The fully diluted calculation for both 2004 and 2003 would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

Liquidity

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash (or cash equivalents) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance Sheet indicators of liquidity include cash, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and other deductions ("EBITDA") are the key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of *Private Branded Solutions* and to the *Points Exchange,* revenues are expected to grow, resulting in increased liquidity.

Earnings (Loss) Before Interest, Amortization and Other Deductions

Management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Management expects the Corporation to have a positive EBITDA in 2005.

For the quarter ending March 31, 2004, the Corporation's EBITDA was ($1.03 million). This compares with EBITDA of ($1,201,939) for the quarter ending December 31, 2003 and ($202,529) for the quarter ending March 31, 2003. The decrease in the loss relative to the fourth quarter of 2003 was related to the growth of revenues. The increase in the loss compared to the first quarter of 2003 was primarily related to the expense increases required to grow the business to its current size.

IAC Investment

The following is a general summary of the terms of the IAC Investment. More comprehensive disclosure of the IAC Investment is contained in Points' Material Change Report dated March 21, 2003, which is hereby incorporated by reference. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 23 below.

Under the IAC Investment, Points issued one convertible preferred share (the "Series Two Preferred Share") and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on Points' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 21,868,750 Common Shares. The Warrants are exercisable for three years from their date of issue (April 11, 2003) to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points current capitalization, the Warrants are exercisable to acquire 80,743,867 Common Shares at an effective price per Common Share of $1.02 between April 11, 2004 and April 10, 2005 and $1.13 between April 11, 2005 and April 10, 2006 (resulting in an additional investment by IAC in Points, if exercised in full and depending on the year of exercise, of up to approximately $82.4

million or $91.6 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

Cash and Current Assets

At March 31, 2004, the Corporation had a consolidated cash position of $24,243,231, compared with $20,274,836 at December 31, 2003 and 10,470,735 at March 31, 2003.

Current assets grew along the same lines as the growth in cash over the first and fourth quarters of 2003.

Current Assets

As at	March 31 2004	2003	change	December 31 2003	change
Cash and Cash Equivalents	$ 24,243,231	$ 10,470,735	132%	$ 20,274,836	20%
Accounts Receivable	887,100	501,775	77%	1,004,370	-12%
Prepaids and Sundry Assets	1,125,666	830,129	36%	825,221	36%
Total Current Assets	**$ 26,255,997**	**$ 11,802,639**	**122%**	**$ 22,104,427**	**19%**

Cash increased by $12,933,136 from March 31, 2003 to March 31, 2004. The primary reason for the increase in cash over the first quarter of 2003 was the $15.1 million investment by IAC. This transaction was a one-time event and Points does not expect to raise capital again in this fashion. In addition, the growing operations of Points, including the number of new partners and *Points Solutions* contracted, increased cash (and, to a lesser extent, deposits). Management expects Points to continue to generate increasing amounts of cash through operations in 2004.

Cash From Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are due to expire in 2004 and in the first quarter of 2005. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by approximately $1.58 million assuming the exercise in full of these securities, issued and outstanding Common Shares will increase by over 9.7 million shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at March 31, 2004

Security Type	Expiry Date	Number	Exercise Price	Proceeds
Warrants	10/21/2004	2,500	$ 0.28	$ 700
Broker Warrants	11/30/2004	88,525	0.25	22,131
Warrants	11/30/2004	1,944,258	0.25	486,065
Points International Ltd. Options	2/14/2005	1,752,000	0.50	876,000
Points International Ltd. Options	3/14/2005	201,400	0.50	100,700
Options in subsidiary with liquidity put	2/17/2005	641,501	Fair Market Value	14,091
Options in subsidiary with liquidity put	3/31/2005	5,149,721	Fair Market Value	79,448
Total		**9,779,905**		**$ 1,579,135**

It is probable that investors will sell some amount of the Common Shares acquired through the exercise of these securities to cover the cash cost, any tax expense or simply to realize a gain. Increased selling pressure on the Common Shares may cause short-term downward pressure on the market price of the Common Shares.

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues. Management deems the risk of bad debts to be minimal based on the structure and nature of the Corporation's cash flows.

Ability to Fund Future Growth

In the first quarter of 2004, the Corporation had cash flows provided by operating activities of $4,125,727 after changes in non-cash balances related to operations. Management continues to expect that the Corporation will generate positive cash flows from its operating activities in 2004 and beyond. Management is confident that the Corporation's cash position is adequate to cover expenses and commitments in the short term, even if revenue growth is slower than planned, and expects that the revenue from the *Points Solutions* will generate sufficient cash to maintain capacity in the short term and grow capacity and resources in the long term. However, the Corporation is currently not generating an operating profit (revenues minus general and administrative expenses) and cannot be assured that revenue growth will be sufficient to meet liabilities as they come due.

Working Capital

Working capital (defined as current assets minus current liabilities) has reversed from a negative position in the first quarter of 2003 to $6,585,304 in the first quarter of 2004. The decrease relative to the fourth quarter of 2003 (Dec. 31, 2003 - $10,461,182) is due to the $2,759,384 short-term acquisition payable and the loss before interest, amortizations and other deductions. Management continues to expect working capital to remain positive and not degrade materially from this point throughout the remainder of 2004. As revenues increase, the Corporation expects cash and current assets to increase proportionately. If, as expected, the Corporation achieves operating profitability in 2005, working capital will continue to grow.

Pursuant to contractual commitments, the Corporation will take the necessary actions to ensure that its current assets are greater than its current liabilities.

Property, Plant and Equipment

The Corporation reported an increase in property, plant and equipment in the first quarter due to leasehold improvements, furniture and equipment relating to the new premises. Technology costs under capital lease are depreciated on a straight-line basis over three years. The Corporation's technology costs are currently, and are expected to remain, below industry averages as a result of prudent cost containment initiatives.

Additional leasehold improvements at the Corporation's new facility will increase property, plant and equipment and the corresponding amortization in 2004 and beyond.

Property, Plant and Equipment (net carrying amount)

As at	March 31			December 31	
	2004	2003	change	2003	change
Furniture and equipment	$ 119,489	$ 132,547	-10%	$ 124,868	-4%
Computer equipment	213,686	91,588	133%	206,494	3%
Software	113,702	115,286	-1%	105,762	8%
Technology costs	$ 21,815	311,616	-93%	$ 23,782	-8%
Technology costs under capital lease	-	742,424	-100%	-	n/a
Leasehold improvements	200,340	75,514	165%	52,817	279%
Total Plant, Property and Equipment	**$ 669,032**	**$ 1,468,975**	**-54%**	**$ 513,723**	**30%**

Goodwill

On March 31, 2004, the Corporation completed the MilePoint Acquisition resulting in $3,725,000 allocated to amortizing intangible assets and $3,925,000 to ($3,775,000 from goodwill and $150,000 for other costs and deductions) goodwill. In accordance with CICA handbook, Section 3062 goodwill will not be expensed unless it is deemed to have become impaired. Management has tested, and concluded, that none of the Corporation's goodwill has become impaired.

Goodwill and Other Intangibles

Goodwill and Other Intangibles[1] as at	March 31			December 31	
	2004	2003	change	2003	change
Closing Balance	$ 8,799,479	$ 1,802,864	388%	$ 1,320,692	566%

Notes:

(1) On February 8, 2002, the Corporation completed a restructuring in which it acquired the 5% interest in its subsidiary Points.com that it did not already own, and discontinued all of its other operations. To acquire the remaining shares and outstanding broker warrants of Points.com, the Corporation issued 7,286,160 Common Shares, valued at $1,821,540 and 4,446,453 share purchase warrants with an exercise price of $0.25, valued at $331,512. An additional 595,667 share purchase warrants with an exercise price of $0.25, valued at $37,825, were issued to acquire existing warrants of Points.com and an additional 250,000 common shares, valued at $62,500, were issued to CIBC Capital Partners as a restructuring fee in connection with the restructuring of the Debenture. Legal fees of $139,750 were incurred with respect to the restructuring. The total consideration in the restructuring was $2,393,127, of which $134,524 was allocated to non-controlling interests and $2,258,603 to the cost of acquired technology.

Current Liabilities

Current liabilities at March 31, 2004 were $19,670,673, compared with $11,643,245 at December 31, 2003. The increase was related to increased deposits, the acquisition payable (MilePoint), accounts payable and deferred revenue (membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service).

Through arrangements with partner loyalty programs such as those for POINTS*purchase* and POINTS*corporate* solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue in the attached consolidated balance sheets until ultimately remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences organic growth with existing partners, establishes new partner relationships and integrates the MilePoint Acquisition.

Current Liabilities

Current Liabilities as at	March 31			December 31	
	2004	2003	change	2003	change
Accounts payable and accrued liabilities	$ 961,807	$ 878,938	9%	$ 1,187,598	-19%
Deposits	$ 15,949,483	12,905,246	24%	10,455,646	53%
Current portion of obligation under capital lease	$ -	292,216	-100%	-	n/a
Current portion of acquisition loan payable	$ 2,759,384	-	n/a	-	n/a
Total Current Liabilities	**$ 19,670,674**	**$ 14,076,400**	**40%**	**$ 11,643,244**	**69%**

The March 31, 2004 accounts payable and accrued liabilities includes 2004 employee bonus accruals to be paid in January 2005, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Long-Term Liabilities and Commitments

Future Obligations (000,000's)	Payments due by period (aggregate amount for multi-periods)						
	Total[(1)]	2009+	2008	2007	2006	2005	2004
Long-Term Debt[(2)] (non-cash until repayment)	$ 12.46	-	$ 6.26	$ 1.21	$ 1.09	$ 0.98	$ 0.88
Series Two Preferred Share (non-cash until repayment)	21.08	16.12	0.87	0.87	0.87	0.87	0.87
Capital Lease Obligations	-	-	-	-	-	-	-
Operating Leases[(3)]	2.49	0.01	0.11	0.40	0.40	0.44	1.14
Partner Purchase Commitments[(4)]	3.97	-	0.30	1.37	1.03	0.75	0.54
MileP oint Acquisition[(5)]	4.42	-	-	-	0.40	0.84	3.18
Total Contractual Obligations	**$ 44.42**	**$ 16.13**	**$ 7.53**	**$ 3.84**	**$ 3.78**	**$ 3.88**	**$ 6.61**

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004).

(2) The Debenture is due on March 15, 2005. The holder of the Debenture has the right to extend the term by one year for up to three consecutive years. See "Interest on Convertible Debenture" above for a summary of payments in a fiscal year if the Debenture matures.

(3) Includes technology services commitments and hardware and software operating leases.

(4) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

(5) Cash commitments related to the MilePoint Acquisition include the purchase price ($3.5 million), anticipated transition costs (up to US$505,000) and anticipated consulting fees (US$120,000).

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Background

On March 15, 2001, Points issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC Capital Partners"), the 11% $6,000,000 Debenture, which was amended and restated on February 8, 2002 and further amended effective April 11, 2003. The full principal amount of the Debenture was set to mature on March 15, 2004. However, in December 2003, CIBC Capital Partners exercised its right to extend the maturity date until March 15, 2005. CIBC Capital Partners has the option to extend the maturity date from March 15, 2005 for up to three more one-year extensions. Accrued interest on the Debenture as of March 31, 2004 is $2,243,396 and is included with the Debenture in long-term debt as a non-current liability in the consolidated balance sheet.

The $6,000,000 principal amount of the Debenture is convertible at the option of CIBC Capital Partners into up to 18,908,070 Common Shares. Accrued interest on any principal amount as converted ceases to be payable. The Debenture will also automatically convert in full into Common Shares immediately preceding certain liquidity events. The Debenture contains certain negative covenants in favour of CIBC Capital Partners.

As part of the reorganization of Points completed on February 8, 2002, Points issued to CIBC Capital Partners one preference share (the "Series One Preferred Share"). The holder of the

Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debenture, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire 50% voting control or 50% of the equity of Points (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4,000,000 plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share *pro rata* (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000. Where an event occurs giving rise to the Dividend, CIBC Capital Partners is entitled to accelerate all amounts owing under the Debenture.

In connection with the IAC Investment, the Debenture was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a Change of Control of Points resulting from the exercise of the Warrants and (ii) the Debenture is not convertible for so long as the Warrants are outstanding and will not be convertible after the Warrants are exercised if the Debenture is repaid within 30 days of the Change in Control resulting from the exercise of the Warrants. Points and CIBC Capital Partners also acknowledged, in connection with the IAC Investment, that in the event of the exercise of the Warrants resulting in a Change of Control, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24,000,000 and (ii) $4,000,000 plus the number of Common Shares into which the Debenture is then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants. Points has agreed that, within 30 days of the exercise of the Warrants in full, it will pay all amounts owing under the Debenture and the Series One Preferred Share. Except in connection with the exercise of the Warrants by IAC, Points is not entitled to pre-pay the Debenture.

Maturity of Debenture

Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

Exercise of Warrants

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive between approximately $82.4 million and $91.6 million, depending on the year of exercise. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debenture and

pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that Points would have sufficient cash to make such payments.

Redemption Rights of Series Two Preferred Share Holder

Unless the Series Two Preferred Share has been converted at the option of the holder, Points will be required to redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) a person (other than the holder of the Series Two Preferred Share) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Series Two Share Change of Control").

In the event of redemption of the Series Two Preferred Share on a Series Two Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) the subscription price of the Series Two Preferred Share plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Series Two Share Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Series Two Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Series Two Share Change of Control, and is unrelated to the exercise of the Warrants by IAC, Points may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Series Two Preferred Share. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Commitments

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the miles are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. While prepaid miles may remain the same or lower as an overall percentage of prepaids and sundry assets, management expects the prepaid miles account to increase as a result of the mileage purchase commitments from various partners.

Asset related to mileage purchases

As at	March 31			December 31	
	2004	2003	change	2003	change
Prepaid Mileage	$ 655,294	$ 488,024	34%	$ 516,651	27%
Sundry Assets	470,372	342,105	37%	308,570	52%
Total	**$ 1,125,666**	**$ 830,129**	**36%**	**$ 825,221**	**36%**

Commitments Related to MilePoint Acquisition

On March 31, 2004 Points completed the MilePoint Acquisition. The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash and four million Common Shares (worth approximately $4 million). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. Fees incurred in the transaction, estimated at $200,000, have been capitalized as goodwill. A portion of the Acquisition Payable (short term and long term) are interest free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

In 2003, MilePoint earned revenue of $2.2 million (unaudited) and was slightly profitable. Points expects to realize significant operating synergies by integrating MilePoint's products into Points' operations. Management expects that most of the synergies will be achieved by the end of 2004.

Points' business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition costs. Management expects that the acquisition will increase revenues and, including all amortizations, be accretive to net income by the end of 2004. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

Management believes that the Corporation's established facilities and existing employees, working in conjunction with MilePoint resources retained during the transition period, will be sufficient to sustain the additional volume of business from the acquired assets.

The impact of the acquisition to Points' balance sheet in 2004 will be to increase intangible assets by $3,725,000 and goodwill by $3,925,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

Annual Amounts in ($000's)	2004
Amortization Expense	$ 535
Intangible Asset - Closing Balance	3,190
Goodwill	$ 3,925

In addition to the existing revenue streams acquired from MilePoint, offering *Points Solutions* to the customers acquired from MilePoint represents a potentially valuable stream of revenue.

As with any acquisition, the smooth transition into the Corporation's operations poses challenges. Transition risks include difficulties in integrating MilePoint's business into the Corporation's and the possibility of human resources capacity limits to launch additional new partners during the transition.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

MilePoint Purchase Commitments

Payout (000's)	Months from Closing						Totals	
	0	4	6	12	18	24	Shares	Cash
Cash	$ 1,900	$ -	$ 400	$ 400	$ 400	$ 400		$ 3,500
Shares	-	1,300	-	700	1,500	500	4,000	
Share Value[(1)]	-	$ 1,300	$ -	$ 700	$ 1,500	$ 500		$ 4,000
Total							**4,000**	**$ 7,500**

Notes:

(1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

In 2004, the Corporation is required to pay $2,300,000 ($1.9 million on March 31 and $400,000 on September 30) in cash in partial satisfaction of the purchase price for MilePoint's business. In addition, MilePoint and the Corporation are party to a Transition Services Agreement ("TSA") whereby MilePoint employees and resources will continue to support the products and partner relationships throughout 2004. Under the TSA, the Corporation has agreed to reimburse MilePoint for expenses incurred in providing transition services, to a maximum of US$505,000. Points has also entered into two consulting agreements with MilePoint and the senior business development principals at MilePoint. The two consultants will be focused on supporting existing relationships and selling *Points Solutions* to existing and new partners.

Management of Points expects that the cash cost of the MilePoint Acquisition will largely be recaptured through the new revenue provided by the purchased assets over the 24-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

While the Corporation has completed its capital lease obligations in 2003, several operating leases for hardware and premises remain outstanding.

The Corporation's lease on its current premises will expire in February 2005. The Corporation has signed a 45-month sublease agreement and will move to significantly larger facilities in the second quarter of 2004 to accommodate the increase in employees. In 2004, the Corporation will be paying approximately $240,000 for its current office facilities and $104,000 for its new

office facilities. Property lease costs are outlined in the table below. Management hopes to complete a sublet arrangement for the duration of its lease at its current location, which expires in February 2005.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in 2004 capital expenditures (see "Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

Lease Commitments

Annual Amounts in ($000's)	2008	2007	2006	2005	2004
Operating Leases					
Property lease	$ 96	$ 384	$ 384	$ 403	$ 344
Technology services commitment	$ 11	$ 11	$ 11	$ 34	$ 796
Operating Leases Total	**$ 107**	**$ 396**	**$ 396**	**$ 437**	**$ 1,140**
Capital Leases Total	$ -	$ -	$ -	$ -	$ -

Capital Resources

Planned Capital Expenditures

In the second quarter of 2004, the Corporation will incur significant costs in connection with its move to new facilities. Management expects that leasehold improvements and furniture for the new premises will cost approximately $600,000.

Capital Expenditures as at	March 31 2004	March 31 2003	change	December 31 2003	change
Leasehold Improvements	$ 158,248	$ -	n/a	$ 6,071	2507%
Computer Hardware, Software and Website	53,416	80,101	-33%	-	n/a
Total	**$ 211,664**	**$ 80,101**	**164%**	**$ 6,071**	**3386%**

The Corporation expects to increase its capital expenditures related to computer hardware and software to approximately $811,000; a 255% increase over 2003. Expected software expenditures include: licenses ($225,000), marketing tools ($135,000), upgrades to internal reporting tools ($215,000) and development tools ($60,000). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

Management will continue to fund 2004 capital expenditures from its working capital.

Unplanned Securities Issuances

Pursuant to the terms of the Debenture, the Investor's Rights Agreement dated April 11, 2003 between IAC, Points and an affiliate of IAC and the terms of the Series Two Preferred Share, IAC and CIBC Capital Partners have significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event the Corporation requires additional capital, it does not expect that any required consents would be unreasonably withheld. Based on expected revenue and available resources, Points does not expect to require any additional equity financing to facilitate growth of the business or current operations.

Outstanding Share Data

As at the date hereof, the Corporation has 68,077,979 Common Shares outstanding, one Series One Preferred Share and one Series Two Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on Points' current capitalization, the Series Two Preferred Share is convertible into 21,868,750 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 5,746,124 Common Shares. The options have exercise prices ranging from $0.20 to $1.37 with a weighted average exercise price of $0.68. The expiration dates of the options range from March 22, 2004 to April 21, 2009.

The Corporation's subsidiary, Points.com, has outstanding options exercisable to acquire up to 2,929,054 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 7,334,057 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. The expiration dates of the options range from February 17, 2005 to September 1, 2005.

The Corporation has outstanding warrants exercisable to acquire up to 83,541,484 Common Shares. The warrants have exercise prices ranging from $0.25 to $1.02 with a weighted average exercise price of $1.00. The expiration dates of the options range from October 21, 2004 to April 11, 2006.

The Corporation has outstanding an 11% $6,000,000 senior secured convertible Debenture which is convertible into 18,908,070 Common Shares. The Debenture is not convertible for the period that the Warrants are outstanding. At the option of the Debenture holder, the maturity of the Debenture is extendible for up to three additional one-year periods. Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 million of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

Selected Financial Results and Highlights

Income Statement	Three Months Ended		
	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003
Revenue	$ 1,617,565	$ 1,449,378	$ 1,304,192
General and administrative expenses	2,650,957	2,651,317	1,506,721
Loss before interest, amortization and other deductions	(1,033,392)	(1,201,939)	(202,529)
Income (loss) before discontinued operations and extraordinary items	(1,901,594)	(2,605,974)	(1,018,489)
Net income (loss) per share – before discontinued operations and extraordinary items			
- basic	$ (0.03)	(0.04)	(0.02)
- fully diluted	n/a	n/a	n/a
Net income (loss)	(1,901,594)	(2,605,974)	(1,018,489)
Net income (loss) per share			
- basic	$ (0.03)	(0.04)	(0.02)
- fully diluted	n/a	n/a	n/a

Balance Sheet	as at the quarter ending		
	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003
Cash and cash equivalents	$ 24,243,231	$ 20,274,836	$ 10,470,735
Total assets[(1)]	$ 38,997,588	27,481,286	16,144,871
Long-term liabilities	22,249,997	21,060,850	7,347,500
CASH DIVIDENDS DECLARED – PER SHARE	-	-	-
SHAREHOLDERS EQUITY			
- warrants	2,766,610	2,785,737	390,573
- capital stock	21,948,908	17,728,461	14,549,703
- retained earnings	(27,638,601)	(25,737,007)	(20,219,305)
Total	$ (2,923,083)	$ (5,222,809)	$ (5,279,029)

Notes:

(1) Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

POINTS INTERNATIONAL LTD.
INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

The following interim management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's consolidated financial statements (including the notes thereon) for the quarter ended June 30, 2004 and with the Corporation's 2003 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2003, may be accessed at www.sedar.com. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of July 30, 2004.

Forward-Looking Statements

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in Points' AIF filed with Canadian securities regulators and the factors detailed in Points' other filings with Canadian securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

Overview of Points' Business

Core Business – *Points Solutions*

Points has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the *Points Solutions*, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The *Points Solutions* are comprised of the *Points Exchange* and a suite of *Private Branded Solutions* available to loyalty program operators.

The Points Exchange

In April 2001, Points launched its cornerstone product, the proprietary *Points Exchange*. The *Points Exchange* is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/or miles between the participating loyalty programs. The *Points Exchange* also serves as a central resource to help individuals track their account balances with a number of their major loyalty programs. Management believes that the *Points Exchange* is currently the only independent loyalty *Points Exchange* of its kind.

As at June 30, 2004, the *Points Exchange* had attracted 40 loyalty program participants (as at the date hereof 4 additional partners are under contract but not yet launched), including the loyalty programs of leading airlines, hotels, online businesses, retail businesses and gift certificate programs.

Private Branded Solutions

In addition to the *Points Exchange*, Points offers a portfolio of *Private Branded Solutions* to loyalty programs. This suite of technologies includes:

POINTS*purchase* and POINTS*gift* – facilitates the online sale and gift of miles, points and other loyalty program currencies.

POINTS*corporate* – facilitates the sale of loyalty program currencies to corporate customers.

POINTS*transfer* – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

POINTS*integrate* – functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process, with a single integration.

POINTS*elite* – facilitates the online sale of tier status to members of loyalty programs.

POINTS*custom* – custom applications developed for select large loyalty program partners.

Significant Business Developments in the Second Quarter of 2004

Suite of Points Solutions sold to Frontier Airlines

As previously announced, *EarlyReturns*, the loyalty program for Frontier Airlines ("**Frontier**"), will join the *Points Exchange* as a tradable loyalty currency. Frontier will also begin using the suite of *Points Solutions* to support *EarlyReturns*. These components, hosted and maintained by Points will work seamlessly with Frontier's website to enhance the capabilities of *EarlyReturns*, allowing members to buy, share, or transfer frequent flyer miles among friends, family and other members. The suite of *Points Solutions*, expected to launch in 2004, includes POINTS*purchase*, POINTS*gift*, POINTS*transfer*, and the POINTS*corporate* solution.

Eight New Partners join the Points Exchange

In the second quarter of 2004 Points added four new partners to the Point Exchange. In addition, Points completed contracts to add an additional four new partners to the *Points Exchange*. These new partners add breadth to the *Points Exchange*, further expanding the number and variety of exchange options.

MilePoint Acquisition

On March 31, 2004, Points acquired substantially all of the assets of MilePoint, Inc. ("MilePoint"), a leading loyalty program technology and service provider (the "MilePoint Acquisition"). The MilePoint Acquisition has allowed Points to add to its partner base relationships with Northwest Airlines, Delta Air Lines and Starwood Hotels, among others, and increase the potential of both the *Points Exchange* and the Corporation's broad portfolio of *Private Branded Solutions*. In connection with the MilePoint Acquisition, Points has retained for one year, as consultants, MilePoint's founders and loyalty industry veterans, Mark Lacek and Peter Brennan.

Beginning April 1, Points began to recognize both the revenue and expenses associated with the transaction. All revenue and expenses are incorporated into Points' financial results.

Revenue Recognition Policies

The revenue recognition policies for the suite of *Points Solutions* are as follows:

Points Exchange:

- Exchange commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.
- Membership dues received in advance for services are recognized over the term of service. Membership dues are $19.95 annually for a *PointsPlus* membership.
- One-time trading fees ($5.95 per trade) are recognized at the time of the trade (for non-*PointsPlus* members).

- Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as an exchange partner on the *Points Exchange*.

***Private Branded Solutions*:**

- Revenues from the sale of loyalty program points are recorded net of costs.
- Hosting and management fees are recognized in the period of service.
- Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.
- Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

Key Business Drivers

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of *Points Solutions* (i.e., the *Points Exchange* and *Private Branded Solutions*).

Growth in the number of individual members using the *Points Exchange* is driven by three factors that contribute to increased site traffic and the ease with which a consumer can join the *Points Exchange* to conduct exchange transactions. These factors are website usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "*Points Exchange* Growth" on page 6 hereof.

Growth in *Private Branded Solutions* will occur from organic growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "*Private Branded Solutions* Growth" on page 7 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 11 hereof.

Results of Operations – Revenues

Overview

Revenue for the three months ended June 30, 2004 was $2,032,136 representing a year over year increase of 39% and an increase of 26% over the prior quarter (March 31, 2004). The provision of *Points Solutions* accounted for approximately 96% of the revenues in the second quarter (interest and other revenue accounted for the remaining four percent). The results for the six-month period ended June 30, 2004 represented a 32% increase in revenues year over year.

Revenues	For the three months ended June 30 2004	March 31 2004	June 30 2003	For the six months ended June 30 2004	June 30 2003
Points Operations	$ 1,948,570	$ 1,532,513	$ 1,342,847	$ 3,481,083	$ 2,626,368
Interest and other revenue	83,566	85,052	114,721	168,618	135,392
Total Revenue	**$ 2,032,136**	**$1,617,565**	**$ 1,457,568**	**$ 3,649,701**	**$ 2,761,760**

A substantial portion of Points' revenue is generated through the provision of *Private Branded Solutions* for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

Points earns revenue from the *Points Exchange* in three principal ways. First, Points charges a commission on all exchanges, based on a value of the loyalty currency tendered for exchange by the loyalty program member. Through the exchange model, the participating loyalty program sets a value on the currency tendered for "sale". Based on this valuation, a percentage is remitted to Points and the remaining balance is used to purchase the currency of another participating loyalty program. Second, loyalty program members pay Points either a fee for each exchange transaction on the *Points Exchange* or an annual fee for a membership that includes unlimited exchange transactions. Finally, Points may earn a non-refundable partner sign-up fee when a partner joins the *Points Exchange*.

For the three-month period ended June 30, 2004, two key customers represented approximately 40% of the Corporation's gross revenues (for the three-month period ended June 30, 2003, two key customers represented 63% of the Corporation's gross revenues). In addition, two key customers, measured by revenue, represented approximately 73% (June 30, 2003 – 64%) of the Corporation's deposits. One of the two customers in 2004 is not the same customer as in 2003. As additional partner relationships are established and revenues grow, management expects the economic dependence on any key customer to be reduced.

In 2004, approximately 97% of the Corporation's revenues were recurring revenues (e.g. revenues from monthly management fees, membership fees and transaction fees) and 3% were from non-recurring sources (e.g. one-time web development and integration fees).

Revenues	For the three months ended June 30 2004	March 31 2004	June 30 2003	For the six months ended June 30 2004	June 30 2003
Recurring revenues	$ 1,973,231	$ 1,572,116	$ 1,209,788	$ 3,545,347	$ 2,223,674
Non-recurring revenues	58,905	45,449	247,780	104,354	538,086
Total Revenue	**$ 2,032,136**	**$1,617,565**	**$ 1,457,568**	**$ 3,649,701**	**$ 2,761,760**

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management. As stated in prior disclosure, management continues to expect that Points' revenues will exceed its general and administrative expenses at some point during 2005.

Revenue Growth

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of *Points Solutions* products. Growth in product usage will occur from the organic growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in 2004.

Growth in Use of the Points Solutions

The suite of *Points Solutions* experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs.

Partner Summary – Total Number of Partners[1]	For the three months ended		
Number of Partners as at	**June 30 2004**	**March 31 2004**	**June 30 2003**
Points Exchange	40	36	30
Private Branded Solutions[2]	19	18	10
Cumulative Points Transacted (000,000's)	4,866	3,810	1,827

Notes:

(1) Partners may be included in both the *Private Branded Solutions* and the *Points Exchange.*

(2) Includes seven additional partners acquired in the MilePoint Acquisition as at March 31, 2004.

Points Exchange Growth

Growth in the number of consumer members using the *Points Exchange* is driven by three factors that contribute to both increased site traffic and the ease with which a consumer can join the *Points Exchange* and then conduct exchange transactions: website usability and enhancements; marketing (awareness and brand) and partner activity. Continued enhancements have been made to the website that simplify processes and will allow Points to grow while incurring fewer costs. Points will continue to explore feature and functional improvements, release further enhancements and expand its marketing promotions and programs. To support growth in the *Points Exchange*, the Corporation hired a Chief Marketing Officer in May 2004 to lead the marketing group. Growth in activity on the *Points Exchange* is also heavily impacted by partner activity. The number of loyalty program participants, their industry mix and the average number of points/miles required to acquire one point/mile of another loyalty currency (the "Trade Ratio") are important elements in the growth of the *Points Exchange.*

Points Exchange Metrics	June 30 2004	March 31 2004	June 30 2003
	For the three months ended		
Total Loyalty Programs – cumulative	40	36	30
Trade Ratio(1)	1.48 to 1	1.59 to 1	1.59 to 1

Notes:

(1) Average rates are based on all miles and points exchanged and excludes gift certificates. The results are based on actual trades made during the applicable period.

The number of loyalty programs participating on the *Points Exchange* has increased by 33% since the second quarter of 2003 and 11% since the March 31, 2004. Points continues to focus its business development efforts on adding the optimal partners by size and industry to the *Points Exchange*. Management continuously works with new and existing program participants in an effort to improve the Trade Ratio. Through these efforts, the Trade Ratio has improved relative to June 30, 2003 and March 31, 2004. Management believes that the Trade Ratio is an important (and relative) measure since a better ratio implies a more attractive consumer value proposition. An improved consumer value proposition should lead to more members and more trades. The Trade Ratio is, however, impacted by the number and type of promotions run by the Corporation and by the partners. It can be expected that the Trade Ratio will fluctuate (positively and negatively) over time. Total trades grew by 131% compared to the first quarter of 2004. Management expects to continue to see improvement in this area in 2004.

Private Branded Solutions Growth

The *Private Branded Solutions* have been designed with each partner's look and branding. As a result, Points has little impact on driving traffic and transactions through its partners' sites. However, Points has seen continuous growth in the products since each launch. Management expects this trend to continue for new and existing *Private Branded Solutions*.

***Private Branded Solutions* metrics as at**	**June 30 2004**	**March 31 2004**	**June 30 2003**
Total Unique Partners(1)	19	18	10
Total *Private Branded Solutions*(2)	48	45	26

Notes:

(1) Includes seven additional partners acquired in the MilePoint Acquisition as at March 31, 2004.

(2) Includes 17 additional products acquired in the MilePoint Acquisition as at March 31, 2004.

Private Branded Solutions[(1)(2)] Number of Products as at	June 30 2004	March 31 2004	June 30 2003
POINTS*purchase*	14	13	8
POINTS*gift*	14	13	7
POINTS*transfer*	3	3	2
POINTS*corporate*	8	7	3
POINTS*elite*	2	2	2
POINTS*custom*	3	3	1
POINTS*integrate* partners[(3)(4)]	4	4	3
Total *Private Branded Solutions*	48	45	26

Notes:

(1) Includes products sold to new and existing customers.

(2) Includes 17 additional products acquired in the MilePoint Acquisition as at March 31, 2004.

(3) Each POINTS*integrate* partner will have third parties integrated into its technology platform.

(4) There are 22 existing partner integration add-ons among the four POINTS*integrate* partner as at June 30, 2004.

Sources of Revenue Growth

Approximately 96% of the Corporation's revenue is generated through its *Points Solutions*, which have two primary sources for growth: organic growth through increased use of existing contracted *Points Solutions*; and the development of new contracted *Points Solutions*.

	For the three months ended			For the six months ended	
Percentage of Revenues by Source	**June 30 2004**	**March 31 2004**	**June 30 2003**	**June 30 2004**	**June 30 2003**
Organic Growth of existing *Points Solutions*	97.1%	97.0%	72.3%	97.1%	75.7%
New contracted *Points Solutions* with new and existing partners	2.9%	3.0%	27.7%	2.9%	24.3%

Organic Growth of Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive a large portion of its revenues in this manner.

Organic growth of existing *Points Solutions* accounted for 97% of revenues in the second quarter of 2004. Revenue from organic growth grew by 87% from $1.05 million in the second quarter of 2003 to $1.973 million in the second quarter of 2004, and by 26% from the first quarter of 2004. Management expects this trend to continue as the base of existing products continues to grow.

Sales of the POINTS*elite* product are seasonal. Management expects that the first quarter will account for 75% of the annual POINTS*elite* revenue.

New Contracted Points Solutions

Selling additional *Points Solutions* is an important source of new revenue. New *Points Solutions* sold to loyalty program partners grow the base of products being managed and therefore the organic revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional *Points Solutions* with the same partner.

Since June 30, 2003, Points has grown the number of products placed with partners from 26 to 48 as at June 30, 2004. In addition, 22 third party integrations have been implemented with the four POINTS*integrate* partners.

Points believes that its suite of *Points Solutions* is applicable to all of its large loyalty program partners and will continue to focus business development resources on both the sale of new products to current partners and on sales to new partners. Management is continuing to focus on expanding the *Points Exchange* partnership base in 2004 across various loyalty verticals. In particular, Points will continue to focus on new partnerships in the hotel, retail, car rental, online, and financial services categories throughout 2004.

Projected revenues for 2004 attributed to the deployment of *Points Solutions* to new loyalty program partners are considerably riskier than organic growth of existing *Points Solutions*. Revenue growth is still substantially dependent on generating new contracts for the purchase of *Points Solutions* products. While management expects continued business development success, there is no certainty that Points will continue with its past success of acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income, fluctuations in foreign exchange rates and the growth of the loyalty program industry.

Interest Revenue

The Corporation earned interest revenue of $83,566 for the second quarter of 2004, compared with $114,721 in the second quarter of 2003 and $85,052 in the first quarter of 2004. The decrease in interest revenue year over year and quarter over quarter is largely a function of the shorter duration of the investment portfolio and the subsequently lower average yield of the investments. Management expects the interest revenue to continue to decline in the short term as cash reserves are reduced as a consequence of the MilePoint Acquisition and growth of its operations. Interest revenue is a function of the Corporation's cash balances and the prevailing interest rates. Canadian cash reserves are invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points' cash and short-term investments are valued quarterly at the lower of cost and market value. In the longer term, as Points' business continues to grow, cash reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk that

arises from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and only investing in securities with a credit rating of "A" or higher. A summary of the Corporation's investments is as follows:

As at June 30, 2004	Yield %	Credit Rating	C$ Total	US$ Denominated	Other Denominated
Cash held at bank[1]	0.81	n/a	$ 14,060,243	$ 9,607,895	€ 695,745
Money market securities	1.79[2]	R1 – High	2,365,786	n/a	n/a
Bonds[3]	3.11	A - AAA	2,001,145	n/a	n/a
Total			**$ 18,427,174**	**$ 9,607,895**	**€ 695,745**

Notes:

(1) C$ Total represents total cash held at bank inclusive of all denominations; US$ and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(2) Yield as at June 30, 2004.

(3) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses from U.S. to Canadian dollars is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 92% of the Corporation's revenues are in U.S. dollars and the remaining 8% are split between Canadian dollars and Euros. Management expects that the percentage of U.S. dollar-based revenue will not decrease significantly in 2004. Approximately 68% of the Corporation's expenses were in Canadian dollars, 27% are U.S. dollar-based and 5% are based in other foreign currencies. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The average quarterly FX Rate has stabilized relative to the first quarter 2004. The FX rate differential for the quarter was approximately 3%. The impact of this differential was positive, but not material.

The translation of the Corporation's revenues will be lower in Canadian dollar terms if the Canadian dollar strengthens relative to the U.S. dollar. Conversely, Points' expenses would decrease, dampening the negative impact to net income. The opposite would be true if the Canadian dollar weakened relative to the U.S. dollar.

	For the three months ended			For the six months ended	
U.S. – Canadian FX Rates	**June 30 2004**	**March 31 2004**	**June 30 2003**	**June 30 2004**	**June 30 2003**
Period Start	1.311	1.297	1.468	1.297	1.573
Period End	1.345	1.308	1.348	1.345	1.348
Period Average	1.359	1.318	1.399	1.339	1.455

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon", noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms". In another article (entitled *"Frequent-flyer economics,"* from the same issue), *The Economist* reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," that "roughly half of all miles are now earned on the ground, not in the air," and that with "the world-wide stock of unredeemed miles . . . close to 8.5 trillion . . . the total global stock of frequent flyer miles may now be worth almost US$500 billion".

Management understands that members of loyalty programs are much more likely to utilize the *Points Exchange* and the other products from the suite of *Points Solutions* when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 10,000 points). Therefore, growth in consumer loyalty program account balances will create demand for *Points Solutions*. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to *The Economist*, cited above, according to the "frequent flyer facts" section of the website of *InsideFlyer* magazine (www.webflyer.com), a leading publication for members of frequent traveler programs:

> "loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, *American AAdvantage*, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members".

Results of Operations – General and Administrative Expenses

General and Administrative Expenses

General and administrative expenses grew by 17% relative to the first quarter of 2004 and by 81% over the second quarter of 2003. The increase over the first quarter of 2004 reflects the cost of expanding operations, including new contracted relationships with *Private Branded Solutions* and *Points Exchange* partners. Significant changes occurred in the general and administrative expenses relative to the first quarter, including sales commission (-$108,051), employment costs (+$165,384), other operating (-$151,200), marketing and communications (-$250,419) and technology services (-$103,550). Material changes in expenses will be described in each section below.

General and Administrative Expenses	For the three months ended June 30 2004	March 31 2004	June 30 2003	For the six months ended June 30 2004	June 30 2003
Employment Costs[1]	$ 1,665,730	$ 1,831,114	$ 1,175,325	$ 3,496,844	$ 2,276,696
Technology Services[2]	264,856	161,307	254,097	$ 426,163	$ 454,381
Marketing and Communications	452,521	202,102	54,603	$ 654,623	$ 52,708
Sales Commission and Related Expenses	132,754	24,703	101,652	$ 157,457	$ 150,783
Other[3]	582,931	431,731	124,778	$ 1,014,662	$ 282,609
Total	**$ 3,098,792**	**$ 2,650,957**	**$ 1,710,455**	**$ 5,749,749**	**$ 3,217,177**

Notes:

(1) Wages and employment costs include salaries, contract labour charges, recruiting, benefits and government charges (CPP and EI).

(2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(3) Other expenses include foreign exchange losses (or gains), travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the *Points Solutions*, significant resources continue to be required. While management has made controlling costs a priority, costs will continue to increase in 2004. Management expects the general and administrative expenses in the remaining two quarters to be higher than in the second quarter as employment costs and marketing expenses are increased. However, a large percentage of the marketing expenses expected to be incurred will be non-cash as the Corporation is expensing its pre-paid mileage asset account. The Corporation will continue to scale its infrastructure, add new partners to its suite of products, move from trial/test marketing to a more comprehensive marketing and branding program.

A significant percentage of the planned expense increases in 2004 are either discretionary or variable (for example new hires and marketing expenditures). Points still expects that a series of significant marketing and branding programs will begin in the latter half of 2004. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launch dates. If actual revenue growth projected from the marketing plan does not meet expectations, the expenditures can either be reduced or reallocated to more successful programs.

Employment Costs

As at June 30, 2004, Points had 66 full-time employees.

Headcount by Department as at	June 30 2004	March 31 2004	June 30 2003
Technology	36	42	28
Finance and Administration	12	10	6
Business Development	8	8	6
Marketing and Customer Service	10	8	6
Total	**66**	**68**	**46**

Employment costs decreased versus the first quarter of 2004 primarily due to a reduction in recruiting, one-time charges and a slightly reduced headcount. Overall, 2004 employment costs are likely to increase throughout the year as additional technology and marketing staff will be hired to continue the acceleration of the Points.com consumer business.

Technology Services

Technology services expenses increase in increments based on business growth and product performance. As technology services costs are a function of the number of partners and *Points Solutions* products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure and transactional volume increases, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The second quarter of 2004 saw a quarter over quarter increase of $103,550 (64%) as additional services were required for new products associated with the MilePoint Acquisition and the expansion of other *Points Solutions*. Management expects these costs to be flat for the third and fourth quarter of 2004. Products launched and loyalty program partners acquired are the key drivers of technology services expenses.

Marketing and Communications

Marketing costs increased by $250,419 (124%) relative to the first quarter of 2004. The increase in the marketing expenditures includes the expenditure of pre-paid mileage purchases issued through various marketing programs, including sweepstakes and mileage promotional campaigns. Additional expenditures were also made in joint marketing, advertising and public relations campaigns with *Points Exchange* partners. Beginning in the first quarter of 2003, an accounting adjustment related to the expense recognition of promotional points tied to *PointsPlus* membership purchases was enacted. Prior to the first quarter of 2003, the cost of these points was recorded as an expense in the period they were issued. Beginning January 1, 2003, marketing expenses associated with the sale of *PointsPlus* memberships are being amortized over the term of the membership, while the other marketing expenditures are recognized in the period of use.

The Corporation expects to increase its marketing expenditures in the latter half of 2004, primarily focusing on customer acquisition and retention. The marketing and branding foundation built in 2003 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media as this approach dovetails with business development strategies and is the most cost-effective means to reach Points' target audience. A smaller portion of the budget will be used for targeted non-partner advertising. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate *Points Exchange* activity.

Sales Commissions and Expenses

Sales Commissions and expenses have increased by $108,051 in the second quarter of 2004 over the first quarter. The increase primarily reflects increased payments to sales agents and credit card charges for products that are not reimbursed by partners. In the future, sales commissions will adjust according to partners contracted and growth of existing products.

Other Operating Expenses

Other operating expenses include office overhead, travel expenses professional fees and foreign exchange gain and/or loss. Other operating expenses increased by $151,200 in the second quarter relative to the first quarter. A significant component of the increase relates to professional fees incurred in completing certain international contracts, the annual general and special meeting in June, regulatory expenses and other corporate disclosure matters. Management expects other operating expenses to remain flat in the third quarter relative to the second quarter.

Results of Operations – Operating Efficiency

The Corporation's operating ratio (defined as the ratio of general and administrative expenses to revenues) has improved by 7% over the first quarter of 2004. The Corporation expects the improvement in operating efficiencies to continue through to 2005 as revenues grow and costs stabilize, thereby achieving a ratio less than one.

	For the three months ended			For the six months ended	
Efficiency Measure	**June 30 2004**	**March 31 2004**	**June 30 2003**	**June 30 2004**	**June 30 2003**
Operating Ratio	1.52	1.64	1.17	1.58	1.16

Results of Operations – Non-Cash Expenses

Forward-looking statements contained in this section, "Results of Operations – Non-Cash Expenses", with respect to future expenses of the Corporation, are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortizing expenses.

Amortization Expenses

The Corporation recorded amortization expenses of $573,312 in the second quarter compared to $443,917 for the quarter ended March 31, 2004 and $672,606 for the quarter ending June 30, 2003. The increase was attributed to the charges outlined in the following table:

Amortization Expenses	For the three months ended June 30 2004	March 31 2004	June 30 2003	For the six months ended June 30 2004	June 30 2003
Deferred Costs	$ 128,126	$ 199,346	$ 100,116	$ 327,472	$ 182,306
Intangible Assets	352,479	188,217	189,050	$ 540,696	$ 378,100
Property, Plant and Equipment	92,707	56,354	383,440	$ 149,061	$ 758,611
Total	**$ 573,312**	**$ 443,917**	**$ 672,606**	**$ 1,017,229**	**$ 1,319,017**

Amortization of Deferred Costs

Deferred Costs	For the three months ended June 30 2004	March 31 2004	June 30 2003	For the six months ended June 30 2004	June 30 2003
Amortization	$ 128,126	$ 199,346	$ 100,116	$ 327,472	$ 182,306

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a. In prior quarters, Points reported deferred financing charges in connection with the 11%, $6,000,000 senior secured convertible debenture (the "Debenture") issued to CIBC Capital Partners. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share issued pursuant to the IAC Investment, as this financial instrument is also classified as debt. The Series Two Preferred Share has 35 amortization periods remaining.

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The Common Shares have been classified as deferred costs and will be amortized over a period of five years. There are 17 amortization periods remaining.

Amortization of Intangible Assets

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com acquired in 2002 is amortized on a straight-line basis over a period of three years. The increase in the amortization expense of intangible assets in the second quarter is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition (see "Commitments Related to MilePoint Acquisition" on page 25 for additional information). Goodwill related to the acquisition will not be amortized unless the assets are deemed to have become impaired, in which case the goodwill will be written off in the appropriate period.

Intangible Assets	For the three months ended June 30 2004	March 31 2004	June 30 2003	For the six months ended June 30 2004	June 30 2003
Amortization	$ 352,479	$ 188,217	$ 189,050	$ 540,696	$ 378,100

Amortization of Property, Plant and Equipment

The increase in the amortization expenses relative to the first quarter of 2004 reflects the completion of the leasehold improvements, office furniture purchases and technology assets acquired during the quarter. Management expects the amortization to increase in the third and fourth quarter as older technology assets are replaced.

Property, Plant and Equipment	For the three months ended June 30 2004	March 31 2004	June 30 2003	For the six months ended June 30 2004	June 30 2003
Amortization	$92,707	$ 56,354	$ 383,440	$ 149,061	$ 758,611

Other Non-Cash Expenses

Interest on Convertible Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (as defined in "Liquidity – IAC Investment" on page 18) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 22.

Interest on Convertible Debenture	2008	2007	2006	2005	2004	2003	2002	2001
Accrued Interest ($000's)	257	1,209	1,089	981	884	854	660	522
Debenture Value ($000's)	12,456	12,199	10,990	9,901	8,920	8,036	7,182	6,522

Interest on the outstanding principal amount of the Debenture accrues at a rate of 11% per annum. Interest compounds on an annual basis on the day immediately prior to each anniversary of the original issue date, being March 15, 2001. Thereafter, interest accrues on such compounded interest at the rate of 11% per annum.

Interest on the Series Two Preferred Share

Interest on Series Two Preferred Shared	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Accrued Interest ($000's)	244	868	868	868	868	868	868	868	868	868	624
Series Two Preferred Share Value ($000,000's)	21.1	20.8	19.9	19.1	18.2	17.3	16.5	15.6	14.7	13.9	13.0

Results of Operations – Earnings and Shareholder Equity

Net Loss

The Corporation reported a net loss of $2,153,069 for the second quarter of 2004, compared with a net loss of $1,283,337 for the second quarter of 2003 and a net loss of $1,901,594 for the first quarter of 2004. The net loss increased relative to the first quarter of 2004 due to the Corporation's investment in marketing its products and costs related to closing new partners and contracts.

Shareholder Equity

The deficit in shareholder equity increased from $2,923,084 at March 31, 2004 to $5,048,584 at June 30, 2004. The increase was a result of the net loss for the period of $2,153,069 million. Management continues to expect the growth in this deficit to decrease as Points' business grows.

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 64,250,018 shares at June 30, 2004, compared with 63,394,531 shares at March 31, 2004 and 55,287,446 at June 30, 2003.

The Corporation reported a net loss of $0.03 per share for each of the quarters ending June 30 and March 31, 2004, compared with a net loss of $0.02 per share for the second quarter of 2003. For 2004 and 2003, the number of fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis) and therefore, in accordance with Canadian generally accepted accounting principles, fully diluted loss per share is not computed. The fully diluted calculation for both 2004 and 2003 would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

Liquidity

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash (or cash equivalents) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance Sheet indicators

of liquidity include cash, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and other deductions ("EBITDA") are the key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of *Private Branded Solutions* and to the *Points Exchange*, revenues are expected to grow, resulting in increased liquidity.

Earnings (Loss) Before Interest, Amortization and Other Deductions

Management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Management continues to expect that Points' revenues will exceed its general and administrative expenses at some point during 2005.

For the quarter ending June 30, 2004, the Corporation's EBITDA was ($1.07 million). This compares with EBITDA of ($1.03 million) for the quarter ending March 31, 2004. The increase in the loss relative to the first quarter of 2004 reflects the Corporation's increased expenditure in marketing and other operating expenses.

IAC Investment

The following is a general summary of the terms of the IAC Investment. More comprehensive disclosure of the IAC Investment is contained in Points' Material Change Report dated March 21, 2003, which is hereby incorporated by reference. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 22 below.

Under the IAC Investment, Points issued one convertible preferred share (the "Series Two Preferred Share") and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on Points' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 21,855,791 Common Shares. The Warrants are exercisable for three years from their date of issue (April 11, 2003) to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points current capitalization, the Warrants are exercisable to acquire 80,706,911 Common Shares at an effective price per Common Share of $1.02 between April 11, 2004 and April 10, 2005 and $1.13 between April 11, 2005 and April 10, 2006 (resulting in an additional investment by IAC in Points, if exercised in full and depending on the year of exercise, of up to approximately $82.4 million or $91.6 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

Cash and Current Assets

The Corporation had a consolidated cash (and cash equivalents) position of $18,427,174 at June 30, 2004, compared to the $24,243,231 at March 31, 2004, and $24,396,879 at June 30, 2003.

As at	June 30 2004	March 31 2004	June 30 2003
Cash and Cash Equivalents	$ 18,427,174	$ 24,243,231	$ 24,396,879
Accounts Receivable	1,339,237	887,100	959,777
Prepaids and Sundry Assets	1,271,451	1,125,666	793,963
Total Current Assets	**$ 21,037,862**	**$ 26,255,997**	**$ 26,150,619**

Cash and cash equivalents decreased by $5,816,057 from March 31, 2004. The primary reasons for the decrease in cash relative to the first quarter of 2004 was related to the operating loss for the quarter, the scheduled payments for the MilePoint Acquisition and the decrease in deposits from the POINTSelite sales (see revenues Revenue Growth – "Organic Growth of Existing *Points Solutions*" for additional detail).

Cash From Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are due to expire within 12 months. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by approximately $1.59 million assuming the exercise in full of these securities, issued and outstanding Common Shares will increase by over 10.26 million shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at June 30, 2004

Security Type	Expiry Date	Number	Exercise Price	Proceeds
Warrants	10/21/2004	2,500	$ 0.28	$ 700
Broker Warrants	11/30/2004	88,525	0.25	22,131
Warrants	11/30/2004	2,015,925	0.25	503,981
Points International Ltd. Options	2/14/2005	1,727,000	0.50	863,500
Points International Ltd. Options	3/14/2005	201,400	0.50	100,700
Options in subsidiary with liquidity put	2/17/2005	627,479	Fair Market Value	13,783
Options in subsidiary with liquidity put	3/31/2005	5,597,213	Fair Market Value	87,632
Total		**10,260,042**		**$ 1,592,428**

It is probable that investors will sell some amount of the Common Shares acquired through the exercise of these securities to cover the cash cost, any tax expense or simply to realize a gain. Increased selling pressure on the Common Shares may cause short-term downward pressure on the market price of the Common Shares.

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues, however there is some variability in this trend. Management deems the risk of bad debts to be minimal based on the structure and nature of the Corporation's cash flows.

Ability to Fund Future Growth

In the second quarter of 2004, the Corporation had cash flows provided by operating activities of ($3,114,130) after changes in non-cash balances related to operations. Management is confident that the Corporation's cash position is adequate to cover expenses and commitments in the short term, even if revenue growth is slower than planned, and expects that the revenue from the *Points Solutions* will generate sufficient cash to maintain capacity in the short term and grow capacity and resources in the long term. However, the Corporation is currently not generating an operating profit (revenues minus general and administrative expenses) and cannot be assured that revenue growth will be sufficient to meet liabilities as they come due.

Property, Plant and Equipment

The Corporation reported an increase in property, plant and equipment in the first quarter due to leasehold improvements, furniture and equipment relating to the new premises. Technology costs under capital lease are depreciated on a straight-line basis over three years. The Corporation's technology costs are currently, and are expected to remain, below industry averages as a result of prudent cost containment initiatives.

Additional leasehold improvements at the Corporation's new facility will increase property, plant and equipment and the corresponding amortization in 2004 and beyond.

As at	June 30 2004	March 31 2004	June 30 2003
Furniture and equipment	$ 295,979	$ 199,489	$ 126,099
Computer equipment	234,339	213,686	101,929
Software	100,756	113,702	108,772
Technology costs	16,973	21,815	721,246
Leasehold improvements	468,109	200,340	69,253
Total Plant, Property and Equipment	**$ 1,116,157**	**$ 669,032**	**$ 1,127,299**

Goodwill

The MilePoint Acquisition resulted in $3,675,000 allocated to amortizing intangible assets and $3,975,000 ($3,775,000 from goodwill and $200,000 for other costs and deductions) to goodwill. In accordance with CICA handbook, Section 3062 goodwill will not be expensed unless it is deemed to have become impaired. Management has tested, and concluded, that none of the Corporation's goodwill has become impaired.

In the second quarter, $286,385 of charges relating to transition services for the MilePoint Acquisition were incurred and charged to Goodwill.

Current Liabilities

Current liabilities at June 30, 2004 were $16,418,985, compared with $19,670,674 at March 31. The decrease was primarily related to payments for the MilePoint Acquisition and decreased

deposits as a result of POINTS*elite* product sales, although the decrease was partially offset by the increase in sales in other products.

Through arrangements with partner loyalty programs such as those for POINTS*purchase* and POINTS*corporate* solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue in the attached consolidated balance sheets until ultimately remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences organic growth with existing partners, establishes new partner relationships and integrates the MilePoint Acquisition.

Current Liabilities as at	**June 30 2004**	**March 31 2004**	**June 30 2003**
Accounts payable and accrued liabilities	$ 931,188	$ 961,807	$ 1,236,658
Deposits	14,668,589	15,949,483	12,322,674
Current portion of obligation under capital lease		-	171,412
Current portion of acquisition loan payable	819,208	2,759,384	-
Total Current Liabilities	**$ 16,418,985**	**$ 19,670,674**	**$ 13,730,743**

The June 30, 2004 accounts payable and accrued liabilities includes 2004 employee bonus accruals to be paid in January 2005, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has declined relative to the first quarter of 2004 to $4,618,877. Management continues to expect working capital to remain positive throughout the remainder of 2004. As revenues increase, the Corporation expects cash and current assets to increase proportionately. If, as expected, the Corporation's revenues exceed its general and administrative expenses during 2005, working capital will begin to grow at that point in time.

Pursuant to contractual commitments, the Corporation will take the necessary actions to ensure that its current assets are greater than its current liabilities.

Long-Term Liabilities and Commitments

Future Obligations (000,000's)	Payments due by period (aggregate amount for multi-periods)						
	Total[1]	2009+	2008	2007	2006	2005	2004
Long-Term Debt[2] (non-cash until repayment)	$ 12.46	-	$ 6.26	$ 1.21	$ 1.09	$ 0.98	$ 0.88
Series Two Preferred Share (non-cash until repayment)	21.08	16.12	0.87	0.87	0.87	0.87	0.87
Capital Lease Obligations	-	-	-	-	-	-	-
Operating Leases[3]	2.78	0.11	0.11	0.40	0.41	0.50	1.26
Partner Purchase Commitments[4]	4.90	0.02	0.37	1.58	1.22	0.93	0.78
MilePoint Acquisition[5]	4.23	-	-	-	0.40	0.83	3.00
Total Contractual Obligations	$ 45.45	$ 16.24	$ 7.61	$ 4.05	$ 3.98	$ 4.12	$ 6.79

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2008 and prior to 2004).

(2) The Debenture is due on March 15, 2005. However, for the purposes of the above table, the maximum obligation with all four extensions exercised has been included. The holder of the Debenture has the right to extend the term by one year for up to three consecutive years. See "Interest on Convertible Debenture" above for a summary of payments in a fiscal year if the Debenture matures.

(3) Includes technology services commitments and hardware and software operating leases.

(4) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

(5) Cash commitments related to the MilePoint Acquisition include the purchase price ($3.5 million), anticipated transition costs (up to US$417,000) and anticipated consulting fees (US$120,000).

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Background

On March 15, 2001, Points issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC Capital Partners"), the 11% $6,000,000 Debenture, which was amended and restated on February 8, 2002 and further amended effective April 11, 2003. The full principal amount of the Debenture was set to mature on March 15, 2004. However, in December 2003, CIBC Capital Partners exercised its right to extend the maturity date until March 15, 2005. CIBC Capital Partners has the option to extend the maturity date from March 15, 2005 for up to three more one-year extensions. Accrued interest on the Debenture as of June 30, 2004 is $2,469,055 and is included with the Debenture in long-term debt as a non-current liability in the consolidated balance sheet.

The $6,000,000 principal amount of the Debenture is convertible at the option of CIBC Capital Partners into up to 18,908,070 Common Shares. Accrued interest on any principal amount as converted ceases to be payable. The Debenture will also automatically convert in full into Common Shares immediately preceding certain liquidity events. The Debenture contains certain negative covenants in favour of CIBC Capital Partners.

As part of the reorganization of Points completed on February 8, 2002, Points issued to CIBC Capital Partners one preference share (the "Series One Preferred Share"). The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debenture, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire 50% voting control or 50% of the equity of Points (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4,000,000 plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000. Where an event occurs giving rise to the Dividend, CIBC Capital Partners is entitled to accelerate all amounts owing under the Debenture.

In connection with the IAC Investment, the Debenture was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a Change of Control of Points resulting from the exercise of the Warrants and (ii) the Debenture is not convertible for so long as the Warrants are outstanding and will not be convertible after the Warrants are exercised if the Debenture is repaid within 30 days of the Change in Control resulting from the exercise of the Warrants. Points and CIBC Capital Partners also acknowledged, in connection with the IAC Investment, that in the event of the exercise of the Warrants resulting in a Change of Control, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24,000,000 and (ii) $4,000,000 plus the number of Common Shares into which the Debenture is then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants. Points has agreed that, within 30 days of the exercise of the Warrants in full, it will pay all amounts owing under the Debenture and the Series One Preferred Share. Except in connection with the exercise of the Warrants by IAC, Points is not entitled to pre-pay the Debenture.

Maturity of Debenture

Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

Exercise of Warrants

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive between approximately $82.4 million and $91.6 million, depending on the year of exercise. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that Points would have sufficient cash to make such payments.

Redemption Rights of Series Two Preferred Share Holder

Unless the Series Two Preferred Share has been converted at the option of the holder, Points will be required to redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) a person (other than the holder of the Series Two Preferred Share) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Series Two Share Change of Control").

In the event of redemption of the Series Two Preferred Share on a Series Two Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) the subscription price of the Series Two Preferred Share plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Series Two Share Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Series Two Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Series Two Share Change of Control, and is unrelated to the exercise of the Warrants by IAC, Points may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Series Two Preferred Share. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Commitments

Asset related to mileage purchases as at	**June 30 2004**	**March 31 2004**	**June 30 2003**
Prepaid Mileage	$ 592,707	$ 655,294	$ 462,766
Sundry assets and other prepaid expenses	678,744	470,372	331,197
Total	**$ 1,271,451**	**$ 1,125,666**	**$ 793,963**

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. While prepaid points may remain the same or lower as an overall percentage of prepaids and sundry assets, management expects the prepaid points account to increase as a result of the mileage purchase commitments from various partners.

Commitments Related to MilePoint Acquisition

On March 31, 2004 Points completed the MilePoint Acquisition. The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash and four million Common Shares (worth approximately $4 million). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. To date, professional fees of approximately $200,000 and payments for transition services of $286,385 have been incurred in the transaction and have been capitalized as goodwill. A portion of the Acquisition Payable (short term and long term) are interest free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

Points' business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition costs. Management expects that the acquisition will increase revenues and, including all amortizations, be accretive to net income by the end of 2004. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

Management believes that the Corporation's established facilities and existing employees, working in conjunction with MilePoint resources retained during the transition period, will be sufficient to sustain the additional volume of business from the acquired assets.

The impact of the acquisition to Points' balance sheet in 2004 will be to increase intangible assets by $3,675,000 and goodwill by $3,975,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

Annual Amount in ($000's)	**2004**
Amortization Expense	$ 535
Intangible Asset – Closing Balance	3,140
Goodwill	4,261

In addition to the existing revenue streams acquired from MilePoint, offering *Points Solutions* to the customers acquired from MilePoint represents a potentially valuable stream of revenue.

As with any acquisition, the smooth transition into the Corporation's operations poses challenges. Transition risks include difficulties in integrating MilePoint's business into the Corporation's and the possibility of human resources capacity limits to launch additional new partners during the transition.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

Payout (000's)	Months from Closing							
	0	4	6	12	18	24	**Shares**	**Cash**
Cash	$ 1,900	$ -	$ 400	$ 400	$ 400	$ 400		$ 3,500
Shares	-	1,300	-	700	1,500	500	4,000	
Share Value[(1)]	-	1,300	-	700	1,500	500		4,000
						Total	**4,000**	**$ 7,500**

Note:

(1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

In 2004, the Corporation paid $1.9 million on April 1 and is required to pay $400,000 on September 30 in cash in partial satisfaction of the purchase price for MilePoint's business. In addition, MilePoint and the Corporation are party to a Transition Services Agreement ("TSA") whereby MilePoint employees and resources will continue to support the products and partner relationships throughout 2004. Under the TSA, the Corporation has agreed to reimburse MilePoint for expenses incurred in providing transition services, to a maximum of US$417,000 (of which C$286,385 or US$212,137 has been paid to date). Points has also entered into two consulting agreements with MilePoint and the senior business development principals at MilePoint. The two consultants will be focused on supporting existing relationships and selling *Points Solutions* to existing and new partners.

Management of Points expects that the cash cost of the MilePoint Acquisition will largely be recaptured through the new revenue provided by the purchased assets over the 24-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

While the Corporation has completed its capital lease obligations in 2003, several operating leases for hardware and premises remain outstanding.

The Corporation's lease on its current premises will expire in February 2005. The Corporation has signed a 45-month sublease agreement and has moved to significantly larger facilities during the second quarter of 2004 to accommodate the increase in employees. In 2004, the Corporation will be paying approximately $226,000 for its former office facilities and $190,000 for its new, current office facilities. Property lease costs are outlined in the table below. Beginning June 1, 2004, the Corporation was able to complete a sublet arrangement for a portion of the former premises. The sublet covers approximately 25% of the cost of the premises, which expires in February 2005.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in 2004 capital expenditures (see "Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

Annual Amounts in ($000's)	2008	2007	2006	2005	2004
<u>Operating Leases</u>					
Property lease	$ 96	$ 384	$ 401	$ 418	$ 346
Technology services commitment	11	11	11	85	912
Operating Leases Total	**107**	**396**	**412**	**502**	**1,258**
Capital Leases Total	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**

Capital Resources

Planned Capital Expenditures

In the second quarter of 2004, the Corporation incurred significant costs in connection with its move to new facilities. Management expects that leasehold improvements and furniture for the new premises will cost approximately between $600,000 and $700,000.

	For the three months ended			For the six months ended	
Capital Expenditures as at	**June 30 2004**	**March 31 2004**	**June 30 2003**	**June 30 2004**	**June 30 2003**
Leasehold Improvements	$ 305,158	$ 158,248	$ -	$ 463,406	$ -
Computer Hardware, Software and Other	234,673	53,416	41,764	288,089	$ 121,865
Total	**$ 539,831**	**$ 211,664**	**$ 41,764**	**$ 751,495**	**$ 121,865**

The Corporation expects to increase its capital expenditures related to computer hardware and software to approximately $670,000; a 186% increase over 2003. Expected software expenditures include: licenses ($70,000), marketing tools ($135,000), upgrades to internal reporting tools ($215,000) and development tools ($60,000). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

Management will continue to fund 2004 capital expenditures from its working capital.

Unplanned Securities Issuances

Pursuant to the terms of the Debenture, the Investor's Rights Agreement dated April 11, 2003 between IAC, Points and an affiliate of IAC and the terms of the Series Two Preferred Share, IAC and CIBC Capital Partners have significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event the Corporation requires additional capital, it does not expect that any required consents would

be unreasonably withheld. Based on expected revenue and available resources, Points does not expect to require any additional equity financing to facilitate growth of the business or current operations.

Outstanding Share Data

As at the date hereof, the Corporation has 68,806,275 Common Shares outstanding, one Series One Preferred Share and one Series Two Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on Points' current capitalization, the Series Two Preferred Share is convertible into 21,855,791 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 5,629,238 Common Shares. The options have exercise prices ranging from $0.20 to $1.37 with a weighted average exercise price of $0.68. The expiration dates of the options range from March 22, 2004 to April 21, 2009.

The Corporation's subsidiary, Points.com, has outstanding options exercisable to acquire up to 2,708,099 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 6,780,806 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. The expiration dates of the options range from February 17, 2005 to September 1, 2005.

The Corporation has outstanding warrants exercisable to acquire up to 83,409,528 Common Shares. The warrants have exercise prices ranging from $0.25 to $1.02 with a weighted average exercise price of $1.00. The expiration dates of the options range from October 21, 2004 to April 11, 2006.

The Corporation has outstanding an 11% $6,000,000 senior secured convertible Debenture which is convertible into 18,908,070 Common Shares. The Debenture is not convertible for the period that the Warrants are outstanding. At the option of the Debenture holder, the maturity of the Debenture is extendible for up to three additional one-year periods. Assuming the Warrants have not been exercised and the Debenture matures on March 15, 2005, the Corporation will be required to repay $6 million of principal and $3,108,422 of accrued interest. It is possible that the repayment of $9,108,422 million of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment.

Selected Financial Results and Highlights

Income Statement	Three Months Ended			Six Months Ended	
	Jun 30, 2004	Mar 31, 2004	Jun 30, 2003	Jun 30, 2004	Jun 30, 2003
Revenue	$2,032,136	$ 1,617,565	$ 1,457,568	$ 3,649,700	$ 2,761,761
General and administrative expenses	3,098,792	$ 2,650,957	1,710,455	5,749,749	3,217,177
Loss before interest, amortization and other deductions	(1,066,656)	(1,033,392)	(252,888)	(2,100,048)	(455,416)
Net income (loss)	(2,153,069)	$(1,901,594)	(1,283,337)	(4,054,663)	(2,301,825)
Net income (loss) per share - basic - fully diluted	 ($0.03) n/a	 ($0.03) n/a	 ($0.02) n/a	 ($0.06) n/a	 ($0.04) n/a

Balance Sheet as at				
	Jun 30, 2004	Mar 31, 2004	Dec 31,2003	Jun 30, 2003
Cash and cash equivalents	$ 18,427,174	$ 24,243,231	$ 20,274,836	$ 24,396,879
Total assets[(1)]	$ 34,063,056	38,997,588	27,481,286	30,507,645
Long-term liabilities	22,692,655	22,249,996	21,060,850	20,102,978
CASH DIVIDENDS DECLARED PER SHARE	-	-	-	-
SHAREHOLDERS EQUITY - warrants - capital stock - retained earnings	 2,759,390 21,983,696 (29,791,670)	 2,766,610 21,948,908 (27,638,601)	 2,785,737 17,728,461 (25,737,007)	 2,805,308 15,371,255 (21,502,640)
Total	$ (5,048,584)	$ (2,923,084)	$ (5,222,809)	$ (3,326,076)

Note:

(1) Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

Points International Ltd. Summary of Quarterly Results (Unaudited)			
Quarter Ended	**Revenues**	**Net Loss**	**Loss per share[1]**
June 30, 2004	$2,032,136	($2,153,069)	($0.03)
March 31, 2004	$1,617,565	($1,901,594)	($0.03)
December 31, 2003	$1,449,378	($2,605,974)	($0.04)
September 30, 2003	$1,647,566	($1,628,391)	($0.03)
June 30, 2003	$1,457,568	($1,283,337)	($0.02)
March 31, 2003	$1,304,192	($1,018,489)	($0.02)
December 31, 2002	$911,940	($1,762,000)	($0.03)
September 30, 2002	$729,467	($1,725,072)	($0.03)
Note: (1) The fully diluted loss per share has not been computed, as the effect would be anti-dilutive.			

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen Yuzpe, Chief Financial Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 7th day of May, 2004.

(Signed) Stephen Yuzpe
Stephen Yuzpe
Chief Financial Officer

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, T. Robert MacLean, Chief Executive Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 7th day of May, 2004.

(Signed) T. Robert MacLean
T. Robert MacLean
Chief Executive Officer

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen Yuzpe, Chief Financial Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 9th day of August, 2004.

(Signed) Stephen Yuzpe
Stephen Yuzpe
Chief Financial Officer

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, T. Robert MacLean, Chief Executive Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 9th day of August, 2004.

(Signed) T. Robert MacLean
T. Robert MacLean
Chief Executive Officer

RECEIVED
2004 SEP 10 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY REPORT
BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATEOF REPORT yy/mm/dd
Points International Ltd.	**March 31, 2003**	**2003/05/26**

ISSUER'S ADDRESS				
134 Peter Street, Suite 300				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto	**Ontario**	**M5V 2H2**	**416-595-6444**	**416-595-0000**

CONTACT NAME	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Stephen Yuzpe	**Chief Financial Officer**	**416-596-6382**
CONTACT E-MAIL ADDRESS	WEBSITE ADDRESS	
steve.yuzpe@points.com	**www.points.com**	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[original signature]	Robert MacLean	03/05/26
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[original signature]	Christopher Barnard	03/05/26

Points International Ltd.
Quarterly Report - BC Form 51-901F
May 20, 2003

Schedule A: Financial Statements
(Unaudited Interim Consolidated Financial Statements, March 31, 2003)

Points International Ltd.

unaudited interim consolidated balance sheets

as at

	March 31, 2003	December 31, 2002
assets		
CURRENT		
Cash and short-term deposits	$ 10,470,735	$ 7,341,700
Accounts receivable	501,775	267,632
Prepaid and sundry assets	830,129	657,367
	11,802,639	8,266,699
LONG-TERM INVESTMENTS	151,629	151,629
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
CAPITAL ASSETS	1,468,975	1,764,199
INTANGIBLE ASSETS	1,802,864	1,956,539
DEFERRED FINANCE CHARGES	328,764	410,954
TOTAL ASSETS	$ 16,144,871	$ 13,140,020
liabilities		
CURRENT		
Accounts payable and accrued liabilities	$ 878,938	$ 1,017,956
Deposits	12,905,246	8,946,631
Current portion of obligation under capital leases	292,216	407,128
	14,076,400	10,371,715
LONG-TERM CONVERTIBLE DEBT	7,347,500	7,182,500
	21,423,900	17,554,215
shareholders' equity		
CAPITAL STOCK	14,549,703	14,361,033
WARRANTS	390,573	425,588
DEFICIT	(20,219,305)	(19,200,816)
	(5,279,029)	(4,414,195)
	$ 16,144,871	$ 13,140,020

Points International Ltd.

unaudited interim consolidated statements of operations and deficit

for the periods ended March 31

	Quarter Ending *March 31, 2003*	Quarter Ending March 31, 2002
REVENUE		
Points.com	$ 1,283,521	$ 296,570
Interest income and other revenue	20,671	2,781
TOTAL REVENUE	1,304,192	299,351
GENERAL AND ADMINISTRATION	1,506,721	1,467,398
OPERATING LOSS - before interest, amortization and other deductions	(202,529)	(1,168,047)
Other interest expenses	4,549	22,667
Interest on convertible debt	165,000	165,000
Amortization of capital assets, intangible assets and deferred financing costs	646,411	458,578
	815,960	646,245
OSS - From continuing operations	(1,018,489)	(1,814,292)
DISCONTINUED OPERATIONS		
Loss from discontinued operations	-	(115,945)
NET LOSS	(1,018,489)	(1,930,237)
DEFICIT - Beginning of period	(19,200,816)	(11,393,437)
DEFICIT - End of period	$ (20,219,305)	$ (13,323,674)
LOSS PER SHARE - From continuing operations	$ (0.02)	$ (0.04)
NET LOSS PER SHARE	$ (0.02)	$ (0.04)

Points International Ltd.

unaudited interim consolidated statements of cash flows

for the periods ended March 31

	Quarter Ending *March 31, 2003*	Quarter Ending **March 31, 2002**
Loss from continuing operations	$ (1,018,488)	$ (1,814,292)
Items not affecting cash		
Amortization - capital assets	375,171	376,388
Amortization - deferred financing costs	82,190	82,190
Amortization - acquired technology	189,050	-
Shares issued in exchange for services	-	151,379
Interest on convertible debenture	165,000	165,000
	(207,077)	(1,039,335)
Changes in non-cash balances related to operations	3,412,690	1,222,773
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	3,205,613	183,438
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of loans receivable	-	19,500
Acquisition of intangible assets	(35,374)	-
Fees paid on the acquisition of Points.com Inc.	-	(139,750)
Purchase of capital assets, net of proceeds	(79,947)	(56,963)
ASH FLOWS USED IN INVESTING ACTIVITIES	(115,321)	(177,213)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock, net of issue costs	153,655	2,769,500
Repayment of obligation under capital lease	(114,912)	(212,382)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	38,743	2,557,118
INCREASE IN CASH FROM CONTINUING OPERATIONS	3,129,035	2,563,343
CASH FLOWS USED IN DISCOUNTINUED OPERATIONS	-	(115,945)
INCREASE IN CASH FROM ALL ACTIVITIES	3,129,035	2,447,398
CASH AND SHORT-TERM INVESTMENTS - Beginning of period	7,341,700	2,894,380
CASH AND SHORT-TERM INVESTMENTS - End of period	$ 10,470,735	$ 5,341,778

POINTS INTERNATIONAL LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003

1. Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with its financial statements for the 12 month period ended December 31, 2002. They contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

2. Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2003 and December 31, 2002 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment. The discontinued operations relate to the company's previous segment of Internet business generation discontinued in 2001.

Enterprise-wide disclosures: $1,319,997 (March 31, 2002 - $247,136) of the company's revenues were generated in the U.S., with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

3. Economic dependence

For the three-month period ended March 31, 2003, approximately 65% of the company's revenues are from its two largest customers. (For the three-month period ended March 31, 2002, the two largest customers represented 54% of the company's consolidated revenues). In addition, as at March 31, 2002, 79% of the company's deposits are due to these two customers (68% as at December 31, 2002).

4. Comparative figures

Certain accounts of the fiscal 2002 comparative figures have been reclassified to conform with the current period's presentation.

5. Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002, the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended March 31, 2003, 316,000 options were issued to employees. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rates of 4.5%; dividend yields of nil; weighted-average volatility factors of the expected market price of the company's common shares of 158%; and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net

income under Canadian GAAP would be reduced by $13,634 for the three months ended March 31, 2003. Basic earnings-per-share figures would not have changed. The weighted average fair value of stock options granted during the three months ended March 31, 2003 was $81,728.

6. Subsequent Events - USA Interactive Transaction

On April 11, 2003, the company closed a transaction with USA Interactive (Nasdaq: USAI) (the "USAI Transaction") pursuant to which USA Interactive (through an affiliate of USA Interactive created for this purpose), made a Cdn$15.1 million investment in the company.

Under the terms of the USAI transaction, the company issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million. The Series Two Preferred Share is convertible, for no additional consideration, into 18,432,427 common shares (19.9% of the common shares of the company (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase price of the Series Two Preferred Share resulting in an effective price per underlying common share of $0.67 and $2.7 million has been allocated to the purchase price of the Warrants. The Warrants are exercisable over three years to acquire up to 55% of the common shares of the company (calculated on an adjusted fully diluted basis) less the number of common shares issued or issuable on conversion of the Series Two Preferred Share. The number of common shares issuable on conversion of the Series Two Preferred Share and exercise of the Warrants is subject to adjustment in certain circumstances.

More comprehensive disclosure is contained in the material change report of the company dated March 21, 2003, and the company's 2002 Annual Information Form, both filed on SEDAR.

Schedule B: Supplementary Information

1. *Analysis of Expenses and Deferred Costs*

Deferred Financing Charges

Points International Ltd. (herein referred to as "Points" or the "Corporation") reports deferred financing charges in association with the $6 million convertible debenture (closed March 15, 2001) of CIBC Capital Partners ("CIBC CP") as this financial instrument represents both equity and debt.

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over three years. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the CIBC CP convertible debenture financing. The amortization period of the deferred financing charges matches the current term of the debenture (to March 15, 2004). There are currently four amortization periods remaining (the related balance sheet value will be nil at March 31, 2004).

Deferred Revenues

The Corporation charges $19.95 (taxes not included) for one of its consumer offerings: a *PointsPlus*™ membership. Membership dues are recorded as deferred revenue and recognized as revenue evenly over the term of service (one year). Marketing expenses associated with the sale of *PointsPlus* memberships are amortized over the term of service (one year).

Expense Analysis:

A summary of the general and administrative expenses for the quarter includes:

Expense Category	Amount	Percentage
Wages & employment costs	$1,101,371	73.1%
General	$ 200,284	13.3%
Technology	$ 205,066	13.6%
Total	$1,506,721	%

Wages and employment costs include salaries, contract labour charges, recruiting, benefits, and government charges (CPP and EI). Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease interest expenses. General expenses include marketing and promotion, professional fees, insurance, office rent and expenses and regulatory expenses.

2. *Related Party Transactions:* not applicable.

3. Summary of Securities Issued and Options Granted During the Period

(a) Summary of Securities Issued During the First Quarter of 2003:

Type	Type of Issue	Number	Price	Proceeds	Consideration	Commission Paid
Common shares	Exercise of Warrants	603,714	$ 0.25	$150,928.50	Cash	n/a
Common shares[1]	Exercise of options in subsidiary and put to Company	250,390	Fair Market Value	$ 2,376	Property (shares in subsidiary)	n/a
Common shares[2]	Exercise of options in subsidiary and put to Company	108,169	Fair Market Value	$ 500	Property (shares in subsidiary)	n/a
	Total Issued in Quarter	962,273				

(b) Summary of Options Granted During the First Quarter of 2003:

Date	Number	Name of Optionee	Exercise Price	Expiry Date
28-Feb-2003	10,000	Employees	$ 0.28	27-Feb-2008
17-Feb-2003	50,000	Officer - William (Bill) Thompson	$ 0.22	16-Feb-2008
17-Feb-2003	10,000	Officer - Morley Ivers	$ 0.22	16-Feb-2008
17-Feb-2003	246,000	Employees	$ 0.22	16-Feb-2008
	316,000	Total Granted in Quarter		

4. Summary of Securities as at the End of the Reporting Period

(a) Description of Authorized Share Capital

The Corporation is authorized to issue:

- An unlimited number of common shares; and
- An unlimited number of preferred shares, issuable in series, of which 20,000,000 Series A Preferred Shares and 1 Series One Preferred Share has been authorized

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation for the purpose of winding-up its affairs prior to either (i) conversion into common shares of greater than $2,000,000 of the $6,000,000 principal amount of the convertible debenture issued by the Corporation to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce (the "Convertible Debenture") or (ii) repayment in full of the Convertible Denture, the holder of the Series One Preferred Share shall be entitled to (a) receive from the assets of the Corporation a payment of $4,000,000 before any amounts shall be paid to the holders of any common or other shares ranking junior to the Series One Preferred Share and (b) share *pro rata* (on the basis that the Series One Preferred Share shall represent that number of common shares into which the Convertible Debenture is then convertible) with the holders of all other participating shares in further distributions from the assets of the Corporation to an aggregate maximum of $20,000,000 in addition to the sum specified in (a).

The Series One Preferred Share is entitled to a dividend in the event of specified change of control transactions which dividend is approximately equal to the liquidation preference of such share. The Series One Preferred Share will automatically convert into one common share immediately following the earliest of (i) repayment in full of the Convertible Debenture, (ii) conversion into common shares of greater than $2,000,000 of the $6,000,000 principal amount of the Convertible Debenture and (iii) the payment in full of a dividend on the Series One Preferred Share.

[1] 100,000 options in subsidiary Points.com were exercised and put to the Company at a fair market value ratio of 2.5039:1.

[2] 43,200 options in subsidiary Points.com were exercised and put to the Company at a fair market value ratio of 2.5039:1.

(b) Number and Recorded Value for Shares Issued and Outstanding at March 31, 2003)

Common Shares Issued and Outstanding	55,488,590
Series One Preferred Share Issued and Outstanding	1
Capital Stock	$14,549,703

(c) Description of Options, Warrants and Convertible Securities Outstanding

Type - Convertible Securities and Warrants	Number	Exercise / Conversion Price	Expiry Date	Recorded Value
Convertible Debenture[3]	18,908,070	$ 0.31732	15-Mar-04	$ 6,000,000
Warrants	50,000	$ 0.25	8-Feb-04	n/a
Warrants	1,000,000	$ 0.25	18-Jul-05	n/a
Warrants	4,307,924	$ 0.25	30-Nov-04	n/a
Warrants[4]	72,000	$ 0.28	21-Oct-04	n/a
Broker Warrants	88,525	$ 0.25	30-Nov-04	n/a
Broker Warrants[5]	318,286	$ 0.25	15-Aug-03	n/a
Broker Warrants	595,667	$ 0.25	15-Mar-06	n/a
	25,340,472			

Type - Options	Number	Exercise / Conversion Price	Expiry Date	Recorded Value
Points International Ltd	10,000	$ 0.28	27-Feb-08	n/a
Points International Ltd	306,000	$ 0.22	16-Feb-08	n/a
Points International Ltd	25,000	$ 0.25	14-Nov-07	n/a
Points International Ltd	155,000	$ 0.25	26-Jun-07	n/a
Points International Ltd	40,000	$ 0.38	17-Apr-07	n/a
Points International Ltd	6,000	$ 0.28	5-Apr-07	n/a
Points International Ltd	174,000	$ 0.25	21-Feb-07	n/a
Points International Ltd	983,500	$ 0.27	8-Feb-07	n/a
Points International Ltd	671,250	$ 0.56	7-May-06	n/a
Points International Ltd	25,000	$ 0.69	22-Aug-05	n/a
Points International Ltd	226,400	$ 0.50	14-Mar-05	n/a
Points International Ltd	1,752,000	$ 0.50	14-Feb-05	n/a
Points International Ltd	743,750	$ 0.20	22-Mar-04	n/a
	5,117,900			
Options in subsidiary with liquidity put	513,801	Fair Market Value	17-Feb-05	n/a
Options in subsidiary with liquidity put	4,865,707	Fair Market Value	31-Mar-05	n/a
Options in subsidiary with liquidity put	918,417	Fair Market Value	9-Jul-05	n/a
Options in subsidiary with liquidity put	306,658	Fair Market Value	13-Aug-05	n/a
Options in subsidiary with liquidity put	216,337	Fair Market Value	1-Sep-05	n/a
Options in subsidiary with liquidity put	144,225	Fair Market Value	20-Aug-05	n/a
	6,965,145			

[3] Subject to up to four one-year extensions. As a result of the USA Interactive investment, the debenture is not convertible or callable until after the warrants held by USA Interactive expire.
[4] On October 22, 2002, the TSX Venture Exchange approved the issuance by the Corporation of up to 92,000 warrants to a service provider. To March 31, 2003, 72,000 of the warrants have been issued and 20,000 of the warrants remain issuable.
[5] 603,714 broker warrants were exercised on March 31, 2003

(d) Number of Shares in Each Class Subject to Escrow or Pooling Arrangements

Type	Number	Escrow Agent
n/a	n/a	n/a

5. Directors and Officers at May 20, 2003

Directors

a. Douglas Carty
b. Marc Lavine
c. Robert MacLean
d. Christopher Barnard
e. Rowland Fleming
f. Jim Kranias
g. Grant McCutcheon
h. Christopher Payne
i. John Thompson

Officers

a. Robert MacLean
b. Christopher Barnard
c. Stephen Yuzpe
d. Darlene Higbee Clarkin
e. Bill Thompson
f. Morley Ivers
g. Steve Ogden
h. Jerry Philip
i. Christine Vandaele

In connection with the closing of a transaction with USA Interactive (see Schedule C "Management Discussion and Analysis - Subsequent Events" below), Points announced that two additional directors, elected by the holder of the Series Two Preferred Share, will join its board. The identities of these two directors have not yet been finalized, although it is expected that Anne M. Busquet, President of USA Interactive's Travel Services Group, will be one of the two directors. Points expects that these directors will join the board in May 2003 and it will issue a press release with respect to the directors at the time they join the board.

Schedule C: Management Discussion and Analysis

Description of the Business

Overview of Points' business

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions to the loyalty program industry. The Corporation's technology solutions offer what management refers to as a "loyalty program asset management system" led by *pointsxchange®* (see section below – *Background*).

The Corporation also offers a number of custom solutions to loyalty programs, based on technology developed and managed internally, including *pointspurchase* and *pointsgift*, technology solutions which facilitate the online sale of miles, points and currencies to members of a number of major loyalty programs (see section below - *Customized services to loyalty programs*).

More detail about the business is available in the Corporation's 2002 Annual Information Form and Annual Report, filed on the Canadian Securities Administrators' site www.sedar.com (System for Electronic Document Analysis and Retrieval) on May 16, 2003.

Background

In early 2000, a senior management team with significant experience in the loyalty industry was hired to develop the business. In April 2001, Points launched an online service allowing consumers who are members of loyalty programs to exchange their points between participating loyalty programs by opening a *PointsPlus™* account (this service is referred to as "*pointsxchange*"). The business is made possible through the technology and website developed by Points. *pointsxchange* has attracted 35 participants to date, including the loyalty programs of:

- eBay Inc.; ("eBay");
- American Airlines Inc. ("American Airlines") (a subsidiary of AMR Corporation);
- Air Canada;
- Delta Air Lines;
- Imperial Oil (through the Esso Extra Program); and
- InterContinental Hotels Group PLC ("InterContinental Hotels") (formerly Six Continents Hotels, Inc.).

Points also serves as a central resource to help individuals manage a number of their major loyalty programs. The exchange and other services are provided through Points' website, which is also the primary contact and interface between Points and its account holders.

Loyalty program members can open an account with Points at no cost, entitling the accountholder to use all of the site functionality except for the *pointsxchange* feature. To use the *pointsxchange* feature, an account holder must purchase the service for each exchange or on an annual fee basis.

Customized services to loyalty programs

The core infrastructure and technology platform developed for the exchange has been augmented to offer a portfolio of customized technology services for loyalty programs. In July 2001, Points introduced its *pointspurchase* and *pointsgift* technology solutions, designed to facilitate the online sale and gift of miles, points and other loyalty program currencies.

Points currently facilitates the online sale and/or gift of miles for:

- American Airlines;
- Air Canada;
- US Airways Group, Inc.;
- Deutsche Lufthansa AG;
- America West Airlines (a wholly-owned subsidiary of America West Holdings Corporation);
- Alaska Airlines, Inc.;
- Cathay Pacific Airways Limited; and
- InterContinental Hotels.

Points' suite of custom technology solutions continues to expand. During 2002, Points developed new *Points Solutions* including:

- *pointscorporate* (facilitating the sale of loyalty program currencies to corporate partners) (on April 2, 2003, a patent was filed with respect to this solution, referring to the "apparatus and method of distributing and tracking the distribution of incentive points");
- *pointstransfer* (facilitating the amalgamation or transfer of loyalty program currencies among multiple accounts); and
- *pointsintegrate* (solutions to facilitate partner integration for loyalty programs), and also has offered other custom solutions, including the sale of elite status to members of loyalty programs.

Agreement with eBay

On February 21, 2003, Points announced that it had entered into a formal agreement with eBay. The agreement engages Points to develop a number of solutions for eBay. The new relationship involves *Points Solutions* including *pointscorporate* and *pointsintegrate*. The contract has a term until December 2005, subject to certain exceptions.

On May 20, 2003, Points announced that it had launched a number of solutions for eBay, and that eBay's new *Anything Points* member program has become a participant of pointsxchange®. More information is available in the Corporation's news release of this date.

Discussion of Operations and Financial Condition

a) Expenditures: Operating expenses associated with Points' business ("general and administration expenses") totaled $1,506,721 for the first quarter of 2003 and included

wages, technology costs and other general expenses. (See Schedule B, section 1 for more information), down from $1,772,433 for the fourth quarter of 2002. Higher expenses during the previous quarter were related to the development of key strategic alliances and new products to enhance the suite of custom technology solutions.

Management is committed to prudently manage costs associated with the operation of Points. As these costs are largely fixed, management expects this factor to provide strong leverage and economies of scale resulting in profitability as the company's revenues grow.

b) Acquisition or abandonment of resource properties: not applicable.

c) Acquisition or abandonment of other material capital assets: not applicable.

d) Material write-off or write-down of assets: not applicable.

e) Transactions with Related Parties: not applicable.

f) Material contracts: The company is committed under various capital lease agreements for technology under development whereby it is required to make monthly blended payments of principal and interest of approximately $65,000. These capital leases expire during the second and third quarters of 2003.

The company is obligated under various operating leases for premises, equipment and service agreements for web hosting services expiring through 2005 to aggregate annual rentals as follows:

2003	$874,000
2004	910,000
2005	413,000

g) Material variances: not applicable.

h) Material terms of any IR arrangements: not applicable.

i) Legal proceedings: Points holds the rights to the Points.com and Points.net domain names and has several trademark applications in process. During July 2001, MyPoints.com, Inc., ("MyPoints") (a wholly owned subsidiary of United New Ventures and part of the UAL Corporation family of companies) filed a Statement of Opposition in Canada to Points' application for the word trademark "Points.com". Points filed a Counterstatement To Opposition on October 26, 2001. On May 23, 2002, MyPoints filed further evidence in the matter. On March 27, 2003, the Corporation filed Rule 42 Evidence in the matter, and expects cross-examinations to take place within six months of this filing date. Points management believes that the arguments put forward by MyPoints have little merit, and understands that MyPoints was only able to file a Statement of Opposition for use of the word trade-mark in Canada (and not in the U.S.A.).

j) Contingent liabilities: not applicable.

k) Default: not applicable.

l) Breach: not applicable.

m) Regulatory approval requirements: not applicable.

n) Management changes: not applicable.

o) Special resolutions: not applicable.

p) Change in accounting for stock-based compensation: not applicable.

Subsequent Events (up to and including events of May 20, 2003)

Investment by USA Interactive

On April 11, 2003, Points closed a strategic investment transaction (the "USA Transaction") with USA Interactive (Nasdaq: USAI) ("USA"), pursuant to which USA (through an affiliate of USA created for the purpose of investing in the Corporation) made a Cdn$15.1 million investment in Points (for a 19.9% equity stake on an adjusted fully diluted basis), and obtained the right to acquire up to 55% of the common shares of Points (on an adjusted fully diluted basis) over the next three years.

The following is a general summary of the terms of the USA Transaction, although more comprehensive disclosure is contained in the material change report of the Corporation dated March 21, 2003, and the Corporation 2002 Annual Information Form, all of which is hereby incorporated by reference.

Under the USA Transaction, Points issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million. The Series Two Preferred Share is convertible, for no additional consideration, into 18,432,427 common shares (19.9% of the common shares of Points (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase price of the Series Two Preferred Share resulting in an effective price per underlying common share of $0.67 and $2.7 million has been allocated to the purchase price of the Warrants. The Warrants are exercisable over three years to acquire up to 55% of the common shares of Points (calculated on an adjusted fully diluted basis) less the number of common shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points current capitalization, the Warrants are exercisable to acquire 72,247,700 common shares at an effective price per common share of $1.04 in year one, $1.17 in year two and $1.30 in year three (resulting in an additional investment by USA in Points, depending on the year of exercise, of up to approximately $74.9 million if fully exercised in year one, $84.2 million if fully exercised in year two or $93.6 million if fully exercised in year three). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions which will result, in certain circumstances, in an adjustment to the number of common shares issuable on conversion of the Series Two Preferred Share and the effective exercise price and number of common shares issuable on exercise of the Warrants.

If not previously converted by the holder thereof, the Series Two Preferred Share will be automatically redeemed by Points on March 31, 2013 for an amount (the "Redemption Amount") equal to the greater of $12.4 million plus 7% per annum and the market value

of the common shares into which the Series Two Preferred Share then could be converted. The Series Two Preferred Share also is to be redeemed if there is a change of control of Points before the expiry of the Warrants for an amount equal to the greater of (i) 125% of the Redemption Amount and (ii) the greater of the value at the time of the change of control of the common shares into which the Series Two Preferred Share then could be converted and the value on the day prior to public announcement of the change of control transaction of the common shares into which the Series Two Preferred Share then could be converted. Additionally, the Series Two Preferred Share entitles the holder to various rights, including to:

- receive dividends with the holders of common shares on an "as converted" basis;

- vote with the holders of common shares on an "as converted" basis (and, until exercise of the Warrants, to a maximum of 19.9% of the votes that may be cast);

- vote separately as a series with respect to certain material transactions involving Points, and

- elect two members to the Board of Directors of Points and to have one member sit on each committee of the Board of Directors.

Under an investor rights agreement entered into on the closing of the transaction, USA and its affiliates have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuance of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation.

On March 21, 2003 and in connection with the USA Transaction, the Corporation, USA and CIBC Capital Partners entered into a consent and amendment agreement (the "Consent Agreement"). Under the Consent Agreement Points and CIBC Capital Partners agreed that, effective on the closing of the USA Transaction, the 11% $6,000,000 senior secured convertible debenture (the "Debenture") issued by the Corporation and held by CIBC Capital Partners was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a change in control of Points resulting from the exercise of the Warrants and (ii) the Debenture will not be convertible so long as the Warrants are outstanding and will not be convertible after the Warrants cease to be outstanding if the CIBC Debenture is repaid within 30 days of the change of control referred to in (i). As a result of the creation of the Series Two Preferred Share as a voting share, the terms of the Series One Preferred Share in the capital of the Corporation are required to be amended to preserve CIBC Capital Partners' rights with respect to the payment of a dividend on the Series One Preferred Share on an acquisition by a third party of voting control of Points. Points has agreed in the Consent Agreement that it will propose this amendment to the terms of the Series One Preferred Share at its next annual shareholders' meeting. Points has also agreed in the Consent Agreement to pay to CIBC Capital Partners an amount equal to the dividend on the Series One Preferred Share in the event that there is a change in voting control of Points and no dividend is payable under the Series One Preferred Share.

The USA Transaction resulted in an increase in cash that is equal to the increase in preferred shares and equity. (The Series Two Preferred Share represents $12.4 million in preferred share liability, and the Warrant represents $2.7 million in equity.) For accounting purposes, the preferred share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement. The impact on earnings per share would be anti-dilutive.

Financings, Principal Purposes and Milestones: not applicable.

Liquidity and Solvency

The Corporation reported current assets of $11,802,639 at March 31, 2003.

In the short term, Points is expected to generate cash flows through its portfolio of *Points Solutions*. Over the longer term, the Corporation expects to generate growing amounts of cash through contracts for *Points Solutions*, including its original *pointsxchange* service. The Corporation also notes that the April 2003 investment of $15.1 million by USA Interactive also increases its cash position.

Revenue is a indicator of liquidity for the Corporation's operations. Balance sheet indicators of liquidity include cash, accounts receivable and accounts payable. As the Corporation continues to gain contracts for its portfolio of *Points Solutions* including *pointsxchange*, revenues are expected to grow, resulting in increased cash.

For the three-month period ended March 31, 2003, approximately 65% of the Corporation's revenues are from two key customers. (For the three-month period ended March 31, 2002, one customer represented 54% of the Corporation's consolidated revenues). In addition, as at March 31, 2003, 79% of the Corporation's deposits are due to two key customers (as at December 31, 2002, 93% of the Corporation's deposits were due to its two largest customers).

For the three-month period ended March 31, 2003, $1,252,130 (96%) (March 31, 2002 - $247,136 (83%)) of the Corporation's revenues were generated in the U.S., with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the Corporation's assets are located in Canada.

Management expects to continue to generate growing amounts of cash through Points' operations in 2003, and notes that the April 2003 investment of $15.1 million by USA Interactive also increases the Corporation's cash. The Corporation is dependent upon its ability to achieve profitable operations. As the Corporation's cash may not be sufficient to fund operations to profitability, the Corporation will, as management deems appropriate, continue to explore options to increase liquidity.

QUARTERLY REPORT
BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATEOF REPORT yy/mm/dd
Points International Ltd.	**June 30, 2003**	**2003/08/15**

ISSUER'S ADDRESS				
134 Peter Street, Suite 300				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto	**Ontario**	**M5V 2H2**	**416-595-6444**	**416-595-0000**

CONTACT NAME	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Stephen Yuzpe	**Chief Financial Officer**	**416-596-6382**

CONTACT E-MAIL ADDRESS	WEBSITE ADDRESS
steve.yuzpe@points.com	**www.points.com**

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[original signature]	Robert MacLean	03/08/22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[original signature]	Christopher Barnard	03/08/22

Points International Ltd.
Quarterly Report - BC Form 51-901F
August 15, 2003

Schedule A: Financial Statements
(Unaudited Interim Consolidated Financial Statements, June 30, 2003)

Points International Ltd.
unaudited interim consolidated balance sheets

as at

assets

	June 30, 2003	December 31, 2002
CURRENT		
Cash and short-term deposits	$ 24,396,879	$ 7,341,700
Accounts receivable	959,777	267,632
Prepaid and sundry assets	793,963	657,367
	26,150,619	8,266,699
LONG-TERM INVESTMENTS	151,629	151,629
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
CAPITAL ASSETS	1,127,299	1,764,199
INTANGIBLE ASSETS (Note 3)	1,670,402	1,956,539
DEFERRED FINANCE CHARGES	817,696	410,954
TOTAL ASSETS	$ 30,507,645	$ 13,140,020

liabilities

	June 30, 2003	December 31, 2002
CURRENT		
Accounts payable and accrued liabilities	$ 1,236,659	$ 1,017,956
Deposits	12,322,674	8,946,631
Current portion of obligation under capital leases	171,412	407,128
	13,730,745	10,371,715
OBLIGATION UNDER CAPITAL LEASES	-	-
LONG-TERM CONVERTIBLE DEBT	7,512,500	7,182,500
LONG-TERM CONVERTIBLE PREFERRED SHARE	12,590,478	-
	$ 33,833,723	$ 17,554,215

shareholders' equity

	June 30, 2003	December 31, 2002
CAPITAL STOCK	$ 15,371,255	$ 14,361,033
WARRANTS	2,805,308	425,588
RETAINED EARNINGS	(21,502,641)	(19,200,816)
	(3,326,078)	(4,414,195)
	$ 30,507,645	$ 13,140,020

Points International Ltd.

unaudited interim consolidated statements of operations and deficit

for the periods ended June 30

	6 Month Period Jan-June 30/03	6 Month Period Jan-June 30/02	3 Month Period Apr-June 30/03	3 Month Period Apr-June 30/02
REVENUE				
Points.com	$ 2,626,368	$ 704,542	$ 1,342,847	$ 407,972
Interest Income	135,393	22,343	114,721	19,562
TOTAL REVENUE	2,761,761	726,885	1,457,568	427,534
GENERAL AND ADMINISTRATION	3,217,177	3,511,850	1,710,455	2,044,452
OPERATING LOSS - before interest, amortization and other deductions	(455,416)	(2,784,965)	(252,887)	(1,616,918)
Other interest expenses	6,912	28,835	2,364	6,168
Interest on convertible debt	330,000	330,000	165,000	165,000
Amortization of capital assets, intangible assets and deferred financing costs	1,319,019	1,060,561	672,608	601,983
Interest on Series Two Preferred Share	190,478	-	190,478	-
	1,846,409	1,419,396	1,030,450	773,151
LOSS - From continuing operations	(2,301,825)	(4,204,361)	(1,283,337)	(2,390,069)
DISCONTINUED OPERATIONS				
Loss from discontinued operations	-	(115,945)	-	-
Share of loss of disposed significantly influenced investments	-	-	-	-
NET LOSS	(2,301,825)	(4,320,306)	(1,283,337)	(2,390,069)
DEFICIT - Beginning of period	(19,200,816)	(11,393,437)	(20,219,304)	(13,323,674)
DEFICIT - End of period	$ (21,502,641)	$ (15,713,743)	$ (21,502,641)	$ (15,713,743)
LOSS PER SHARE FROM CONTINUING OPERATIONS	$ (0.04)	$ (0.08)	$ (0.02)	$ (0.05)
NET LOSS PER SHARE	$ (0.04)	$ (0.08)	$ (0.02)	$ (0.05)

Points International Ltd.
unaudited interim consolidated statements of cash flows

for the periods ended June 30

	6 Month Period Jan-June 30/03	6 Month Period Jan-June 30/02	3 Month Period Apr-June 30/03	3 Month Period Apr-June 30/02
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss from continuing operations	$ (2,301,825)	$ (4,204,361)	$ (1,283,337)	$ (2,390,069)
Items not affecting cash				
Amortization - capital assets	758,611	738,742	383,440	362,354
Amortization - deferred financing costs	182,306	164,380	100,116	82,190
Amortization - acquired technology	378,100	157,439	189,050	157,439
Shares issued in exchange for services	-	151,379	-	-
Interest on Convertible Debenture	330,000	330,000	165,000	165,000
Interest on Series Two Preferred Shares	190,478	-	190,478	-
	(462,330)	(2,662,421)	(255,253)	(1,623,086)
Changes in non-cash balances related to operations	(2,766,004)	2,759,416	(646,686)	1,536,643
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,303,674)	96,995	(901,939)	(86,443)
CASH FLOWS FROM INVESTING ACTIVITIES				
Repayment of loans receivable from significantly influenced investments	-	19,500	-	-
Acquisition of intangible assets	(91,962)	(3,510)	(56,588)	(3,510)
Purchase of capital assets, net of proceeds	(121,711)	(59,564)	(41,764)	(2,601)
Fees paid on the acquisition of Points.com Inc.	-	(139,750)	-	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(213,673)	(183,324)	(98,352)	(6,111)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of issue costs	817,942	2,646,094	664,287	(123,406)
Repayment of obligations under capital lease	(235,716)	(352,813)	(120,804)	(140,431)
Issuance of warrants	2,700,000	-	2,700,000	-
Issuance of Series Two Preferred Share	12,400,000	-	12,400,000	-
Costs associated with the issuance of warrants and the Series Two Preferred Share	(717,048)	-	(717,048)	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	14,965,178	2,293,281	14,926,435	(263,837)
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	17,055,179	2,206,952	13,926,144	(356,391)
CASH FLOWS USED IN DISCOUNTINUED OPERATIONS	-	(115,945)	-	-
INCREASE IN CASH FROM ALL ACTIVITIES	17,055,179	2,091,007	13,926,144	(356,391)
CASH AND SHORT-TERM INVESTMENTS – Beginning of period	7,341,700	2,894,380	10,470,735	5,341,778
CASH AND SHORT-TERM INVESTMENTS - End of period	$ 24,396,879	$ 4,985,387	$ 24,396,879	$ 4,985,387

1. *Accounting policies*

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with its financial statements for the 12-month period ended December 31, 2002.They contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

2. *Segmented information*

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at June 30, 2003 and December 31, 2002 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment. The discontinued operations relate to the company's previous segment of Internet business generation discontinued in 2001.

Enterprise-wide disclosures: $2,598,340 (June 30, 2002 - $635,606) of the company's revenues were generated in the U.S. for the six month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

3. *Economic Dependence*

For the six-month period ended June 30, 2003, approximately 63% of the company's revenues are from its two largest customers (86% at June 30, 2002). In addition, as at June 30, 2003, 64% of the company's deposits are due to these customers (68% as at December 31, 2002).

4. *Comparative figures*

Certain accounts of the fiscal 2002 comparative figures have been reclassified to conform with the current period's presentation.

5. *Stock-based compensation*

Effective January 1, 2002 the Company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the Company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended June 30, 2003, 35,500 options were issued to employees. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rates of 5%; dividend yields of nil; weighted-average volatility factors of the expected market price of the Company's common shares of 187%; and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by $16,000 for the six months ended June 30, 2003. Basic earnings-per-share figures would not have changed. The weighted average fair value of stock options granted during the three months ended June 30, 2003 was $30,000.

6. *InterActiveCorp Transaction*

On April 11, 2003, the company closed a transaction with InterActiveCorp (Nasdaq: IACI, formerly USA Interactive) (the "IAC Transaction") pursuant to which IAC (through an affiliate of IAC created for this purpose), made a Cdn$15.1 million investment in the company. Under the terms of the IAC Transaction, the company issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million.

As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 18,444,242 common shares (19.9% of the common shares of the company (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase of the Series Two Preferred Share. The company is required to redeem the Series Two Preferred Share on March 31, 2013 (if the share has not been previously converted) at an amount equal to the greater of $12,400,000 plus 7% per annum and the market value of the common shares into which the preferred share could then be converted. The Warrants are exercisable over three years to acquire up to 55% of the common shares of the company (calculated on a adjusted fully diluted basis) less the number of common shares issued or issuable on conversation of the Series Two Preferred Share. The number of common shares issuable on conversion of the Series Two Preferred Share and exercise of the Warrants is subject to adjustment in certain circumstances. For accounting purposes, the Series Two Preferred Share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement.

More comprehensive disclosure is contained in the material change report of the company dated March 21, 2003, and the company's 2002 Annual Information Form, both filed on SEDAR.

Schedule B: Supplementary Information

1. *Analysis of Expenses and Deferred Costs*

Deferred Financing Charges

Points International Ltd. (herein referred to as "Points" or the "Corporation") reports deferred financing charges in connection with the $6 million convertible debenture (the "Convertible Debenture") issued on March 15, 2001 to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC CP"), as this financial instrument represents both equity and debt.

In addition, the Corporation will be reporting deferred financing charges in connection with the $12.4 million Series Two Preferred Share issued by the Corporation on April 11, 2003 to Points Investments, Inc. ("PII"), an affiliate of InterActiveCorp ("IAC"), as this financial instrument also represents both equity and debt.

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period (the CIBC CP investment is amortized over three years and the IAC investment is amortized over 10 years). Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. In the case of the Convertible Debenture, there are currently three amortization periods remaining (the related balance sheet value will be nil at March 31, 2004) while the Series Two Preferred Share has 39 amortization periods remaining.

Deferred Revenues

The Corporation charges $19.95 (taxes not included) for one of its consumer offerings: a *PointsPlus*™ membership. Membership dues are recorded as deferred revenue and recognized as revenue evenly over the term of service (one year). Marketing expenses associated with the sale of *PointsPlus* memberships are amortized over the term of service (one year).

Expense Analysis

A summary of the general and administrative expenses for the quarter includes:

Expense Category	Amount	Percentage
Wages & employment costs	$1,175,325	68.7%
General	$281,033	16.4%
Technology	$254,097	14.9%
Total	$1,710,455	100%

Wages and employment costs include salaries, contract labour charges, recruiting, benefits, and government charges (CPP and EI). Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease interest expenses. General expenses include marketing and promotion, foreign exchange losses (or gains), sales commissions and related expenses, travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

2. *Related Party Transactions:* not applicable.

3. *Summary of Securities Issued and Options Granted During the Period*

(a) Summary of Securities Issued During the Second Quarter of 2003

Type	Type of Issue	Date of Issue	Number	Price	Proceeds	Consideration	Commission Paid
Series Two Preferred Share	Private Placement	April 11	1	$12,400,000	$12,400,000	Cash	$US 150,000
Common Share Purchase Warrant	Private Placement	April 11	1	$2,700,000	$2,700,000	Cash	0
Common shares	Exercise of Warrants	May 28	539,797	$ 0.25	$134,949.25	Cash	n/a
Common shares	Exercise of Warrants	May 22	298,997	$ 0.25	$74,749.25	Cash	n/a
Common shares	Exercise of Warrants	Multiple dates[1]	298,997	$ 0.25	$74,749.25	Cash	n/a
Common shares	Exercise of Warrants	June 9	293,847	$ 0.25	$73,461.75	Cash	n/a
Common shares	Exercise of Warrants	May 6	209,317	$ 0.25	$52,329.25	Cash	n/a
Common shares	Exercise of Warrants	May 30	188,931	$ 0.25	$47,232.75	Cash	n/a
Common shares	Exercise of Warrants	May 22	137,196	$ 0.25	$34,299.00	Cash	n/a
Common shares	Exercise of Warrants	May 5	120,902	$ 0.25	$30,225.50	Cash	n/a
Common shares	Exercise of Warrants	June 18	72,000	$ 0.28	$20,160.00	Cash	n/a
Common shares	Exercise of Warrants	June 20	22,974	$ 0.25	$5,743.50	Cash	n/a
Common shares[2]	Exercise of options in subsidiary and put to Company	May 23	500,002	Fair Market Value	$ 998.45[3]	Property (shares in subsidiary)	n/a
Common shares[4]	Exercise of options in subsidiary and put to Company	May 23	450,001	Fair Market Value	$ 898.60[3]	Property (shares in subsidiary)	n/a
Common shares[5]	Exercise of options in subsidiary and put to Company	May 23	450,001	Fair Market Value	$ 898.60[3]	Property (shares in subsidiary)	n/a
Common shares[6]	Exercise of options in subsidiary and put to Company	May 23	212,832	Fair Market Value	$ 425.00[3]	Property (shares in subsidiary)	n/a
Common shares[7]	Exercise of options in subsidiary and put to Company	May 23	100,156	Fair Market Value	$ 2,200.00[3]	Property (shares in subsidiary)	n/a
Common shares[8]	Exercise of options in subsidiary and put to Company	June 11	70,110	Fair Market Value	$ 1,540.00[3]	Property (shares in subsidiary)	n/a
Common shares[9]	Exercise of options in subsidiary and put to Company	May 28	36,056	Fair Market Value	$ 792.00[3]	Property (shares in subsidiary)	n/a

Common shares[10]	Exercise of options in subsidiary and put to Company	May 15	36,056	Fair Market Value	$ 792.00[3]	Property (shares in subsidiary)	n/a
Common shares	Exercise of options	June 12	100,000	$ 0.27	$ 27,000.00	Cash	n/a
Common shares	Exercise of options	May 12	53,280	$ 0.27	$ 14,385.60	Cash	n/a
Common shares	Exercise of options	June 12	45,000	$ 0.20	$ 9,000.00	Cash	n/a
Common shares	Exercise of options	May 26	40,000	$ 0.27	$ 10,800.00	Cash	n/a
Common shares	Exercise of options	April 14	30,000	$ 0.27	$ 8,100.00	Cash	n/a
Common shares	Exercise of options	June 10	30,000	$ 0.27	$ 8,100.00	Cash	n/a
Common shares	Exercise of options	June 12	30,000	$ 0.25	$ 7,500.00	Cash	n/a
Common shares	Exercise of options	April 30	25,000	$ 0.50	$ 792.00	Cash	n/a
Common shares	Exercise of options	May 15	15,000	$ 0.20	$ 3,000.00	Cash	n/a
Common shares	Exercise of options	May 12	13,333	$ 0.38	$ 5,056.54	Cash	n/a
Common shares	Exercise of options	June 27	2,500	$ 0.25	$ 625.00	Cash	n/a

Total Common Shares Issued in Quarter 4,422,285

[1] 209,317 warrants exercised on May 9; 40,000 on May 12; 40,000 on May 13, and 18,000 on May 15.
[2] 199,689 options in subsidiary Points.com were exercised and the underlying shares put to the Corporation at a fair market value ratio of 2.5039:1.
[3] For purposes of this table, the "Proceeds" as it relates to the exercise of put rights reflects the aggregate cash consideration received by the Corporation's subsidiary Points.com on the exercise of the options in connection with which the subject subsidiary shares were issued and not the acquisition value of such shares to the Corporation.
[4] 179,720 options in subsidiary Points.com were exercised and the underlying shares put to the Corporation at a fair market value ratio of 2.5039:1.
[5] 179,720 options in subsidiary Points.com were exercised and the underlying shares put to the Corporation at a fair market value ratio of 2.5039:1.
[6] 85,000 options in subsidiary Points.com were exercised and the underlying shares put to the Corporation at a fair market value ratio of 2.5039:1.
[7] 40,000 options in subsidiary Points.com were exercised and the underlying shares put to the Corporation at a fair market value ratio of 2.5039:1.
[8] 28,000 options in subsidiary Points.com were exercised and the underlying shares put to the Corporation at a fair market value ratio of 2.5039:1.
[9] 14,400 options in subsidiary Points.com were exercised and the underlying shares put to the Corporation at a fair market value ratio of 2.5039:1.
[10] 14,400 options in subsidiary Points.com were exercised and the underlying shares put to the Corporation at a fair market value ratio of 2.5039:1.

(b) Summary of Options Granted During the Second Quarter of 2003:

Date	Number	Name of Optionee	Exercise Price	Expiry Date
30-Apr-2003	35,500	Employees	$ 0.87	29-Apr-2008

35,500 **Total Options Granted in Quarter**

4. Summary of Securities as at the End of the Reporting Period

(a) Description of Authorized Share Capital

The Corporation is authorized to issue:

- An unlimited number of common shares; and
- An unlimited number of preferred shares, issuable in series, of which 20,000,000 Series A Preferred Shares, 1 Series One Preferred Share, 1 Series Two Preferred Share and 1 Series Three Preferred Share have been authorized.

Series One Preferred Share

The Series One Preferred Share is non-voting and not entitled to dividends other than as set out below.

The Series One Preferred Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2,000,000 of the $6,000,000 principal amount of the Convertible Debenture, (ii) repayment in full of the Convertible Debenture and (iii) payment of the Dividend (as defined below) (each a "**Conversion Event**").

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation for the purpose of winding-up its affairs prior to a Conversion Event, the holder of the Series One Preferred Share is entitled to (a) receive from the assets of the Corporation a payment of $4,000,000 before any amounts shall be paid to the holders of any Common Shares and (b) share *pro rata* (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Convertible Debenture is then convertible) with the holders of all other participating shares in further distributions from the assets of the Corporation to an aggregate maximum of $20,000,000 in addition to the sum specified in (a).

The holder of the Series One Preferred Share is entitled to a dividend (the "**Dividend**") in the event that, prior to a Conversion Event, (i) there is a merger or consolidation of the Corporation (or a subsidiary of the Corporation which owns all or substantially all of the assets of the Corporation) with another corporation where, following such event, the shareholders of the Corporation will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than the Canadian Imperial Bank of Commerce or any of its affiliates) or any persons acting jointly or in concert beneficially own greater than 50% of (A) the votes attached to the Corporation's securities entitled to vote for the election of Corporation's Board of Directors, or (B) the equity, by value, of the Corporation, or (iii) there is a sale of all or substantially all of the assets of the Corporation. The Dividend is approximately equal to the liquidation preference described above and, for this purpose, the value of the assets of the Corporation available for distribution on this notional dissolution is the value attributable to the equity of the Corporation implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000.

The Series One Preferred Share ranks equally with the Series Two Preferred Share and Series Three Preferred Share and in priority to the Common Shares.

Series Two Preferred Share

The Corporation is not entitled to declare or pay any dividend on its Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares (as defined below) and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

The holder of the Series Two Preferred Share has the right, exercisable at any time prior to 5:00 p.m. (Toronto time) on March 31, 2013, to convert the Series Two Preferred Share, for no additional consideration, into 18,444,242 Common Shares (as at June 30, 2003) subject to anti-dilution adjustment (the "**Underlying Shares**"). In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares (or rights to acquire Common Shares) after April 11, 2003 (other than any issuance of Common Shares in connection with rights to acquire Common Shares outstanding on March 21, 2003) and in connection with the conversion of the Convertible Debenture, if convertible.

Unless a notice of conversion has been delivered, the Corporation will redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of the Corporation. For this purpose, a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrants (see "Schedule C - Management Discussion and Analysis - Material Contracts" below), any combination of a person (other than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors. In the event of redemption on March 31, 2013, the amount payable will equal the greater of (i) the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series two Preferred Share is redeemed and (ii) the market value of the Common Shares into which the Series Two Preferred Share may then be converted. In the event of redemption on a Change of Control, the amount payable on redemption will equal the greater of (i) 125% of the amount specified in clause (i) of the preceding sentence and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

The holder of the Series Two Preferred Share will be entitled to receive notice of and attend all meetings of shareholders of the Corporation. In addition to the right to vote separately as a series and as part of a class of shares, the holder of the Series Two Preferred Share is entitled to vote together with the holders of Common Shares on all matters at all meetings of holders of Common Shares. In each case, the holder of the Series Two Preferred Share is entitled to cast that number of votes equal to the number of Underlying Shares (provided that until the PII Warrant has been exercised in whole or in part, the number of votes may not exceed 19.9% of the votes that may be cast at meetings of holders of Common Shares).

Without the approval of the holder of the Series Two Preferred Share by ordinary resolution, voting separately as a series, the Corporation shall not and shall not, to the extent permitted by applicable law, permit its subsidiaries to: (i) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities); (ii) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business; (iii) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities; (iv) declare or pay any dividends; or (v) amend the articles of the Corporation.

So long as the Series Two Preferred Share is outstanding, unless approved of the holder of the Series Two Preferred Share by ordinary resolution, voting separately as a series, (i) committees of the Board of Directors (other than any independent committee relating to the holder of the Series Two Preferred Share or its affiliates) will consist of no more than four directors, (ii) the Board of Directors shall include two directors elected by the holder of the Series Two Preferred Share, voting separately and as a series, (iii) every committee of the Board of Directors (other than any independent committee relating to the holder of the Series Two Preferred Share or its affiliates) shall include one of the directors elected by the holder of the Series Two Preferred Share, and (iv) the boards of directors of every subsidiary of the Corporation shall include one of the individuals elected by the holder of the Series Two Preferred Share as a director of the Corporation.

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC.

The Series Two Preferred Share ranks equally with the Series One Preferred Share and Series Three Preferred Share and in priority to the Common Shares.

<u>Series Three Preferred Share</u>

The Series Three Preferred Share is non-voting and not entitled to receive dividends.

If issued, the Corporation will redeem the Series Three Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of the Corporation. For this purpose, a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant, any combination of a person (other

than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

In the event of redemption on March 31, 2013, the amount payable will equal the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Three Preferred Share is redeemed. In the event of redemption on a Change of Control, the amount payable on redemption will equal an amount equal to 125% of the amount specified in the preceding sentence.

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holder of the Series Three Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred.

The Series Three Preferred Share ranks equally with the Series One Preferred Share and Series Two Preferred Share and in priority to the Common Shares.

(b) Number and Recorded Value for Shares Issued and Outstanding at June 30, 2003

Common Shares Issued and Outstanding	59,880,875
Series One Preferred Share Issued and Outstanding	1
Series Two Preferred Share Issued and Outstanding	1
Capital Stock	$18,176,563

(c) Description of Options, Warrants and Convertible Securities Outstanding

Type - Convertible Securities and Warrants	Number	Exercise / Conversion Price	Expiry Date	Recorded Value
Series Two Preferred Share[1]	18,444,242	N/A	31-Mar-13	$ 12,590,478[2]
Warrants[3]	72,297,273	$ 1.04 to $ 1.29	11-Apr-06	$ 2,700,000
Convertible Debenture[4]	18,908,070	$ 0.397	15-Mar-04	$ 7,512,500[5]
Warrants	50,000	$ 0.28	8-Feb-04	n/a
Warrants[6]	1,000,000	$ 0.25	18-Jul-05	n/a
Warrants	2,179,481	$ 0.25	30-Nov-04	n/a
Warrants[7]	20,000	$ 0.28	21-Oct-04	n/a
Broker Warrants	88,525	$ 0.25	30-Nov-04	n/a
Broker Warrants[8]	318,286	$ 0.25	15-Aug-03	n/a
Broker Warrants	595,667	$ 0.25	15-Mar-06	n/a
	113,901,544			

Type - Options	Number	Exercise / Conversion Price	Expiry Date	Recorded Value
Points International Ltd	35,500	$ 0.87	29-Apr-08	n/a
Points International Ltd	10,000	$ 0.28	27-Feb-08	n/a
Points International Ltd	306,000	$ 0.22	16-Feb-08	n/a
Points International Ltd	25,000	$ 0.25	14-Nov-07	n/a
Points International Ltd	152,500	$ 0.25	26-Jun-07	n/a
Points International Ltd	26,667	$ 0.38	17-Apr-07	n/a

Points International Ltd	6,000	$	0.28	5-Apr-07	n/a
Points International Ltd	141,000	$	0.25	21-Feb-07	n/a
Points International Ltd	690,220	$	0.27	8-Feb-07	n/a
Points International Ltd	671,250	$	0.56	7-May-06	n/a
Points International Ltd	25,000	$	0.69	22-Aug-05	n/a
Points International Ltd	201,400	$	0.50	14-Mar-05	n/a
Points International Ltd	1,752,000	$	0.50	14-Feb-05	n/a
Points International Ltd	683,750	$	0.20	22-Mar-04	n/a
	4,726,287				
Options in subsidiary with liquidity put	441,691	Fair Market Value		17-Feb-05	n/a
Options in subsidiary with liquidity put	3,465,699	Fair Market Value		31-Mar-05	n/a
Options in subsidiary with liquidity put	705,585	Fair Market Value		9-Jul-05	n/a
Options in subsidiary with liquidity put	236,548	Fair Market Value		13-Aug-05	n/a
Options in subsidiary with liquidity put	116,181	Fair Market Value		1-Sep-05	n/a
Options in subsidiary with liquidity put	144,225	Fair Market Value		20-Aug-05	n/a
	5,109,929[9]				

[1] The number of Common Shares issuable on conversion of the Series Two Preferred Share is subject to anti-dilution adjustment. For a description of the terms of the Series Two Preferred Share, see "Description of Authorized Share Capital" above.
[2] Includes $12,400,000 of principal and $190,478 of accrued interest.
[3] This warrant is exercisable to acquire, after giving effect to the exercise thereof, 55% of the Common Shares of the Corporation on an adjusted fully-diluted basis less the Common Shares issued or issuable on conversion of the Series Two Preferred Share. The information set out under "Number" is as at June 30, 2003. The exercise price of this warrant is derived from a formula and will vary based on (i) the adjusted fully-diluted number of Common Shares at the time of exercise and (ii) the year of exercise. As at June 30, 2003 the effective exercise price per Common Share is (i) if exercised prior to April 11, 2004, $1.04, (ii) if exercised on or after April 11, 2004 but prior to April 11, 2005, $1.17 and (iii) if exercised after April 11, 2005, $1.29. For a description of the terms of the PII Warrant, see "Schedule C - Management Discussion and Analysis - Material Contracts" below.
[4] The term of the Convertible Debenture is subject to up to four one-year extensions at the option of the holder. The Convertible Debenture is not convertible at the option of the holder for so long as the PII Warrant is outstanding and held by IAC or an affiliate thereof.
[5] Includes $6,000,000 of principal and $1,512,500 of accrued interest.
[6] On July 8, 2003 833,333 of the warrants were terminated and 166,667 remain outstanding.
[7] On October 22, 2002, the TSX Venture Exchange approved the issuance by the Corporation of up to 92,000 warrants to a service provider. To June 30, 2003, 72,000 of the warrants have been issued and exercised and 20,000 of the warrants remain issuable.
[8] 307,026 broker warrants were exercised on July 26, 2003.
[9] The number of Common Shares issuable on the exercise of put rights exceeds the number authorized by the TSX Venture Exchange by 126,207. The Corporation has applied to the TSX Venture Exchange and received conditional approval to issue such 126,207 Common Shares. The Corporation has also received shareholder approval for this matter and expects the final approval from the TSX Venture Exchange in the near future.

(d) Number of Shares in Each Class Subject to Escrow or Pooling Arrangements

Type	Number	Escrow Agent
n/a	n/a	n/a

5. Directors and Officers at August 15, 2003

Directors

a. Douglas Carty
b. Marc Lavine
c. Robert MacLean
d. Christopher Barnard
e. Erik Blachford
f. Rowland Fleming
g. Eric Korman
h. Jim Kranias
i. Grant McCutcheon
j. Christopher Payne
k. John Thompson

Officers

a. Robert MacLean
b. Christopher Barnard
c. Stephen Yuzpe
d. Darlene Higbee Clarkin
e. Bill Thompson
f. Morley Ivers
g. Steve Ogden
h. Jerry Philip
i. Christine Vandaele

In connection with the closing of a transaction with IAC in April 2003, Points announced that two additional directors, to be elected by the holder of the Series Two Preferred Share, would join its board. On June 25, 2003, Erik Blachford (President and Chief Executive Officer of Expedia, Inc. (a wholly owned subsidiary of IAC)) and Eric Korman (Vice President, Loyalty and Consumer Initiatives, IAC) were elected to the board by the holder of the Series Two Preferred Share.

Schedule C: Management Discussion and Analysis

Description of the Business

Overview of Points' business

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions to the loyalty program industry. The Corporation's technology solutions, operationally know as a "loyalty program asset management system" are led by *pointsxchange*® (see section below – *Background*).

The Corporation also offers a number of custom solutions to loyalty programs, based on technology developed and managed internally, including *pointspurchase* and *pointsgift*, technology solutions which facilitate the online sale of miles, points and currencies to members of a number of major loyalty programs (see section below - *Customized services to loyalty programs*).

More detail about the business is available in the Corporation's 2002 Annual Information Form and Annual Report, filed on the Canadian Securities Administrators' site www.sedar.com (System for Electronic Document Analysis and Retrieval) on May 16, 2003.

Background

In early 2000, a senior management team with significant experience in the loyalty industry was hired to develop the business. In April 2001, Points launched an online service allowing consumers who are members of loyalty programs to exchange their points between participating loyalty programs by opening a *PointsPlus*™ account (this service is referred to as "*pointsxchange*"). The business is made possible through the technology and website developed by Points. *pointsxchange*® has attracted 36 participants to date, including the loyalty programs of:

- eBay Inc.; ("eBay");
- American Airlines Inc. ("American Airlines") (a subsidiary of AMR Corporation);
- Air Canada;
- Delta Air Lines;
- Imperial Oil (through the Esso Extra Program); and
- InterContinental Hotels Group PLC ("InterContinental Hotels") (formerly Six Continents Hotels, Inc.).

Points also serves as a central resource to help individuals manage a number of their major loyalty programs. The exchange and other services are provided through Points' website, which is also the primary contact and interface between Points and its account holders.

Loyalty program members can open an account with Points at no cost, entitling the accountholder to use all of the site functionality except for the *pointsxchange* feature. To use

the *pointsxchange* feature, an account holder must purchase the service for each exchange or on an annual fee basis.

Customized services to loyalty programs

The core infrastructure and technology platform developed for the exchange has been augmented to offer a portfolio of customized technology services for loyalty programs. In July 2001, Points introduced its *pointspurchase* and *pointsgift* technology solutions, designed to facilitate the online sale and gift of miles, points and other loyalty program currencies.

Points currently facilitates the online sale and/or gift of miles for:

- American Airlines;
- Air Canada;
- US Airways Group, Inc.;
- Deutsche Lufthansa AG;
- America West Airlines (a wholly-owned subsidiary of America West Holdings Corporation);
- Alaska Airlines, Inc.;
- Cathay Pacific Airways Limited; and
- InterContinental Hotels.

Points' suite of custom technology solutions continues to expand. During 2002, Points developed new *Points Solutions* including:

- *pointscorporate* (facilitating the sale of loyalty program currencies to corporate partners) (on April 2, 2003, a patent was filed with respect to this solution, referring to the "apparatus and method of distributing and tracking the distribution of incentive points");
- *pointstransfer* (facilitating the amalgamation or transfer of loyalty program currencies among multiple accounts); and
- *pointsintegrate* (solutions to facilitate partner integration for loyalty programs), and also has offered other custom solutions, including the sale of elite status to members of loyalty programs.

Agreement with eBay

On February 21, 2003, Points announced that it had entered into a formal agreement with eBay. The agreement engages Points to develop a number of solutions for eBay. The new relationship involves *Points Solutions* including *pointscorporate* and *pointsintegrate*. The contract has a term until December 2005, subject to certain exceptions.

On May 20, 2003, Points announced that it had launched a number of solutions for eBay, and that eBay's new *Anything Points* member program has become a participant of *pointsxchange*®. More information is available in the Corporation's news release of this date.

Investment by InterActiveCorp

On April 11, 2003, Points closed a strategic investment transaction (the "IAC Transaction") with IAC (formerly USA Interactive), pursuant to which IAC (through PII, an affiliate of IAC created for the purpose of investing in the Corporation) made a $15.1 million investment in Points for a 19.9% equity stake (on an adjusted fully diluted basis), and obtained the right to acquire up to 55% of the Common Shares (on an adjusted fully diluted basis) over the next three years. Under the IAC Transaction, Points issued one Series Two Preferred Share for $12.4 million and common share purchase warrants (the "PII Warrant") for $2.7 million.

The IAC Transaction resulted in an increase in cash that is equal to the increase in preferred shares and equity. (The Series Two Preferred Share represents $12.4 million in preferred share liability, and the PII Warrant represents $2.7 million in equity.) For accounting purposes, the Series Two Preferred Share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement. The impact on earnings per share would be anti-dilutive.

The terms of the Series Two Preferred Share are described above under "Schedule B: Supplementary Information - Summary of Securities as at the End of the Reporting Period - Description of Authorized Share Capital" above. The terms of the PII Warrant and the agreements entered into by the Corporation in connection with the IAC Transaction are described under "Discussions of Operations and Financial Condition - Material Contracts - Investment by InterActiveCorp" below.

Discussion of Operations and Financial Condition

a) Expenditures: Operating expenses associated with Points' business ("general and administration expenses" and "G&A") totaled $1,710,455 for the second quarter of 2003 and included wages, technology costs and other general expenses. (See Schedule B, section 1 for more information), up from $1,506,721 for the first quarter of 2003. Increased G&A expenses were attributed to the launch of solutions with eBay, and expansion of the Points team to handle related business growth. Points is focusing additional resources to develop contracts with a number of additional large partners through 2003. Based on the plan to invest in this accelerated pace of business development, management expects G&A expenses to grow through 2003.

b) Acquisition or abandonment of resource properties: not applicable.

c) Acquisition or abandonment of other material capital assets: not applicable.

d) Material write-off or write-down of assets: not applicable.

e) Transactions with Related Parties: not applicable.

f) Material contracts:

Capital Leases

The Corporation has been committed under various capital lease agreements for technology under development whereby it is required to make monthly blended payments of principal and interest of approximately $41,000. A number of capital leases expired during the quarter.

The Corporation is obligated under various operating leases for premises, equipment and service agreements for web hosting services expiring through 2005 to aggregate annual rentals as follows:

2003	$550,000
2004	1,026,864
2005	410,958

Investment by InterActiveCorp

Common Share Purchase Warrant

On April 11, 2003 in connection with the IAC Transaction, the Corporation issued the PII Warrant. The PII Warrant is exercisable at any time prior to 5:00 p.m. on the date of expiration to acquire that number of Common Shares, after the relevant exercise of the PII Warrant, as is equal to 55% of the Common Shares, calculated on a fully-diluted basis (excluding any further Common Shares that may be issued pursuant to future exercises of the PII Warrant and excluding any Common Shares that may be issuable pursuant to the Convertible Debenture so long as it is not convertible) less the aggregate number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and previously issued on exercise of the PII Warrant. As at June 30, 2003 and based on the Corporation's capitalization at such date, the PII Warrant was exercisable to acquire up to 72,279,273 Common Shares.

The exercise price per Common Share on the exercise of the PII Warrant is equal to the greater of a price per share equal to $0.32 and a price per share equal to:

(a) in respect of exercises of the PII Warrant during the first year of the term, $96,000,000 divided by the number of Common Shares (the "**FD Number of Shares**"), calculated on a fully-diluted basis as of the applicable date and time of exercise of the PII Warrant (excluding Common Shares that may be issued pursuant to any past, present or future exercises of the PII Warrant and excluding any Common Shares that may be issuable pursuant to the Convertible Debenture so long as it is not convertible);
(b) in respect of exercises of the PII Warrant during the second year of the term, $108,000,000 divided by the FD Number of Shares, calculated as of the applicable date and time of exercise of the PII Warrant; and
(c) in respect of exercises of the PII Warrant following the second year of the term, $120,000,000 divided by the FD Number of Shares, calculated as of the applicable date and time of exercise of the PII Warrant.

Upon the exercise of the PII Warrant in full, the aggregate proceeds to the Corporation from the exercise of the PII Warrant will be (as of June 30, 2003, and assuming no changes in the capital structure of the Corporation): (a) if exercised in full in year one, approximately $74,874,475; (b) if exercised in full in year two, approximately $84,233,784; and (c) if exercised in full in year three, approximately $93,593,093.

The PII Warrant expires on April 11, 2006 subject to (i) in the event that the date of expiration would occur during a period of time in which the holder is not permitted to exercise the PII Warrant pursuant to applicable securities laws or other regulatory requirements (a "**Blackout Period**"), the expiration date will be extended to be the third business day following receipt by the holder of notice from the Corporation of the expiry of such Blackout Period, and (ii) immediate expiration in the event that the holder is not, or shall cease to be, an affiliate of IAC without the prior approval of the Board of Directors.

The PII Warrant is transferable to affiliates of IAC and, with the prior approval of the board of directors, to third parties.

Investor Rights Agreement

In connection with the IAC Transaction, the Corporation, IAC and PII entered into an Investor's Rights Agreement made as of April 11, 2003 (the "**Investor's Rights Agreement**"). The Investor's Rights Agreement will terminate upon the earliest of: (a) the written agreement of PII and the Corporation; (b) with respect to the provisions of the Investor's Rights Agreement other than registration rights, the earliest of (i) 31 days following exercise of the PII Warrant in full, (ii) the date on which PII or an affiliate of PII no longer holds the PII Warrant, and (iii) the date on which the PII Warrant expires, which registration rights shall survive until March 31, 2013; and (c) the date on which PII or any successor to PII under the Investor's Rights Agreement ceases to be an affiliate of IAC.

Pursuant to the Investor's Rights Agreement, PII will have the right, exercisable from and after the date of the first anniversary of the Investor's Rights Agreement, to require the Corporation to file a prospectus, in those jurisdictions in which it is a reporting issuer (or equivalent), to qualify or register the offering and sale by PII of Common Shares. In addition, PII has the right to "piggyback" on prospectus offerings of securities proposed by the Corporation or other selling shareholders.

Whenever the Corporation proposes to issue any securities, PII has a pre-emptive right to purchase any or all of such securities, on the terms and at the price specified by the Corporation, provided that if PII wishes to exercise this right in respect of greater than 75% of the securities to be issued, the pre-emptive right must be exercised for 100% of the securities to be issued. The pre-emptive right will not apply to issuances of securities pursuant to: (i) rights to acquire Common Shares outstanding on the date of the Investor's Rights Agreement; (ii) options issued in the ordinary course pursuant to the Corporation's stock option plan; and (iii) the exercise of rights to acquire securities granted or issued after the date of the Investor's Rights Agreement with the consent of PII.

In the event that there is an offer to effect any transaction (a "**Matching Right Transaction**") that could result in any person (or group of persons), other than PII and its affiliates acquiring: (a) assets of the Corporation and/or its subsidiaries that are, individually or in the aggregate, material to the Corporation or any of its subsidiaries; or (b) 20% or more the equity of, or voting rights in respect of, the Corporation or any of its subsidiaries, PII is entitled to notice of such transaction and a period of twelve business days to put forward a matching offer. The Board of Directors may approve or agree to a Matching Right Transaction, after the expiration of the twelve business day period, if: (i) the Board of Directors, in the proper discharge of its fiduciary duties, has considered any matching offer and determined to proceed with the Matching Right Transaction; (ii) PII has been provided with an additional ten business day period to put forward further matching offers; and (iii) the Board of Directors, in the proper discharge of its fiduciary duties, has considered any such matching offer and determined that that the Matching Right Transaction is more favourable to the shareholders of the Corporation from a financial point of view than the matching offer. The Corporation may not become liable for a "break-free", reimbursement or other inducement to pursue a Matching Right Transaction, to a person pursing a Matching Right Transaction unless and until the expiration of the response periods in favour of PII and provided that the Board of Directors has determined that the Matching Right Transaction is more favourable to the shareholders of the Corporation from a financial point of view than any matching offers.

Following conversion of the Series Two Preferred Share into Common Shares, for so long as PII or any affiliate thereof holds the PII Warrant and, in the event of the exercise of the PII Warrant in full, until the first annual meeting of shareholders following the exercise in full of the PII Warrant at which PII or any affiliate thereof may vote the Common Shares received on the exercise of the PII Warrant: (i) PII will be entitled to nominate two directors to stand for election to the Board of Directors; (ii) to the extent that any committees of the Board of Directors are established, one such director shall be entitled to participate on each such committee (other than any independent committee relating to PII or its affiliates); (iii) PII will be entitled to nominate one director to the board of directors of each subsidiary of the Corporation; and (iv) to the extent that any committees of any board of directors of any subsidiary of the Corporation are established, the director of such subsidiary nominated by PII shall be entitled to participate on each such committee (other than any independent committee relating to PII or its affiliates).

In addition, without the prior written approval of: (i) the holder of the PII Warrant, until such time as the PII Warrant is exercised or terminated; and (ii) PII, for the period from exercise of the PII Warrant in full until the first annual meeting of shareholders of the Corporation thereafter at which PII or any affiliate thereof may vote the Common Shares received upon such exercise in full of the PII Warrant, the Corporation will not and will not permit any of its subsidiaries to:

(a) except in compliance with the matching right described above, enter into any transaction or series of related transactions whereby all or any material assets of the Corporation or its subsidiaries would become the property of any other person (other than the Corporation or any of its subsidiaries);

(b) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities) or issue any securities of the Corporation other than pursuant to (A) rights to acquire Common Shares outstanding on the date of the Investor's Rights Agreement, (B) options issued in the ordinary course pursuant to the Corporation's stock option plan and (C) the exercise of rights to acquire securities granted or issued after the date of the Investor's Rights Agreement with the consent of PII;

(c) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any debt, other than in the ordinary course of business;

(d) except in compliance with the matching right, propose or effect a capital restructuring, reorganization, amalgamation, merger, arrangement, continuation, liquidation, dissolution or winding-up or any other corporate reorganization or restructuring of the Corporation;

(e) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities; or

(f) cease to carry on in any material respect the business currently carried on by the Corporation and its subsidiaries or engage in any business not currently carried on or undertaken by or related to the business currently carried on and undertaken by the Corporation or its subsidiaries.

Consent Agreement

On March 21, 2003 and in connection with the IAC Transaction, the Corporation, IAC and CIBC CP entered into a consent and amendment agreement (the "Consent Agreement"). Under the Consent Agreement Points and CIBC CP agreed that, effective on the closing of the IAC Transaction, the Convertible Debenture was amended such that (i) the Convertible Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a change in control of Points resulting from the exercise of the PII Warrant and (ii) the Convertible Debenture will not be convertible at the option of the holder so long as the PII Warrant are outstanding and will not be convertible at the option of the holder after the Warrants cease to be outstanding if the Convertible Debenture is repaid within 30 days of the change of control referred to in (i).

As a result of the creation of the Series Two Preferred Share as a voting share, the terms of the Series One Preferred Share in the capital of the Corporation were required to be amended to preserve CIBC CP's rights with respect to the payment of a dividend on the Series One Preferred Share on an acquisition by a third party of voting control of Points. This amendment to the terms of the Series One Preferred Share was approved by the shareholders of the Corporation at its annual shareholders' meeting held on June 25, 2003.

g) Material variances: not applicable.

h) Material terms of any IR arrangements: not applicable.

i) Legal proceedings: Points holds the rights to the Points.com and Points.net domain names and has several trademark applications in process. During July 2001, MyPoints.com, Inc., ("MyPoints") (a wholly owned subsidiary of United New Ventures and part of the UAL Corporation family of companies) filed a Statement of

Opposition in Canada to Points' application for the word trademark "Points.com". Points filed a Counterstatement To Opposition on October 26, 2001. On May 23, 2002, MyPoints filed further evidence in the matter. On March 27, 2003, the Corporation filed Rule 42 Evidence in the matter, and expects cross-examinations to take place within six months of this filing date. Points management believes that the arguments put forward by MyPoints have little merit, and understands that MyPoints was only able to file a Statement of Opposition for use of the word trademark in Canada (and not in the U.S.A.).

j) Contingent liabilities: not applicable.

k) Default: not applicable.

l) Breach: not applicable.

m) Regulatory approval requirements: The Corporation is currently seeking regulatory approval for one matter, which is described below.

As at June 30, 2003, the Corporation's subsidiary, Points.com, had outstanding options to acquire up to 3,161,453 common shares of Points.com (the "**PCI Options**"). As part of the reorganization of the Corporation completed on February 8, 2002, the Corporation granted proportionately to the holders of PCI Options the right to put a portion of the common shares issued on the exercise of such PCI Options to the Corporation in consideration for the issuance by the Corporation of Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put (the "**Initial Put Rights**"). At the time of grant of the Initial Put Rights, the TSX Venture Exchange approved the issuance by the Corporation of up to 7,296,652 Common Shares on the exercise of the Initial Put Rights.

To June 30, 2003, PCI Options have been exercised to acquire 923,729 common shares of Points.com and Initial Put Rights have been exercised to put those common shares to the Corporation in consideration for the issuance by the Corporation of 2,312,928 Common Shares. As at June 30, 2003, there were outstanding PCI Options exercisable to acquire up to 2,040,785 common shares of Points.com in respect of which Initial Put Rights have been granted and there were outstanding PCI Options exercisable to acquire up to 1,120,667 common shares of Points.com in respect of which no put rights have been granted (the "**Residual PCI Options**"). A maximum of 5,109,929 Common Shares of the Corporation are issuable pursuant to the outstanding Initial Put Rights; representing 126,207 Common Shares more than the remaining number of Common Shares approved issuance by the Exchange (the "**Excess Grant**").

Subject to receipt of regulatory approval, the Corporation expects to grant put rights to the holders of Residual PCI Options such that holders of Residual PCI Options will have the right to put the common shares issued on the exercise of such Residual PCI Options to the Corporation in consideration for the issuance by the Corporation of Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put (the "**Residual Put Rights**"). The maximum number of Common Shares issuable on the exercise of the Residual Put Rights would be 2,806,038.

On April 29, 2003, the TSX Venture Exchange approved the issuance of (a) up to 126,207 Common Shares in respect of the Excess Grant (the "**Excess Grant Shares**"), and (b) up to 2,806,038 Common Shares in respect of the Residual Put Rights (the "**Residual Put Rights Shares**"), subject to, among other things, disinterested shareholder approval. At the Corporation's shareholders meeting held on June 25, 2003, shareholders approved an ordinary resolution authorizing the issuance of the Excess Grant Shares and the Residual Put Rights Shares.

Final regulatory approval is currently being sought.

n) Management changes: not applicable.

o) Special resolutions: The shareholders of the Corporation approved three special resolutions at the meeting of the shareholders of the Corporation held on June 25, 2003.

Firstly, the shareholders of the Corporation approved a special resolution to amend the articles of the Corporation to reduce the maximum number of members of the board of directors to eleven from fifteen.

Secondly, the shareholders of the Corporation approved a special resolution authorizing the board to determine, from time to time, by resolution the number of directors of the Corporation and the number of directors to be elected at each annual meeting of shareholders, within the minimum and maximum provided for in the articles.

Thirdly, the shareholders of the Corporation approved a special resolution to amend the terms of the Series One Preferred Share in connection with payment of a dividend thereon. Prior to the amendment, a dividend was payable where a person acquired greater than 50% of the Common Shares; after giving effect to the amendment, a dividend is payable where a person acquires voting control of the Corporation.

p) Change in accounting for stock-based compensation: not applicable.

Subsequent Events (up to and including events of August 15, 2003): not applicable.

Financings, Principal Purposes and Milestones: not applicable.

Liquidity and Solvency

The Corporation reported current assets of $26,150,619 at June 30, 2003, current liabilities of $13,730,745 and working capital of $12,419,874.

In the short term, Points is expected to generate cash flows through its portfolio of *Points Solutions*. Over the longer term, the Corporation expects to generate growing amounts of cash through contracts for *Points Solutions*, including its original *pointsxchange*® service. The Corporation also notes that the April 2003 investment of $15.1 million by IAC also increased its cash position.

Revenue is an indicator of liquidity for the Corporation's operations. Balance sheet indicators of liquidity include cash, accounts receivable and accounts payable. As the Corporation continues to gain contracts for its portfolio of *Points Solutions* including *pointsxchange*®, revenues are expected to grow, resulting in increased cash.

For the six-month period ended June 30, 2003, approximately 63% of the Corporation's revenues are from two key customers. (For the six-month period ended June 30, 2002, two key customers represented 86% of the Corporation's consolidated revenues). In addition, as at June 30, 2003, 64% of the Corporation's deposits are due to these two customers (68% as at December 31, 2002).

For the six-month period ended June 30, 2003, $2,598,340 (94%) of the Corporation's revenues were generated in the U.S. ($635,606 (87%) for the period ending June 30, 2002), with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the Corporation's assets are located in Canada.

Management notes that the April 2003 investment of $15.1 million by IAC also increases the Corporation's cash. The Corporation is dependent upon its ability to achieve profitable operations. As the Corporation's cash may not be sufficient to fund operations to profitability, the Corporation will, as management deems appropriate, continue to explore options to increase liquidity.

QUARTERLY REPORT
BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATEOF REPORT yy/mm/dd
Points International Ltd.	**Sept 30, 2003**	**2003/11/18**

ISSUER'S ADDRESS
134 Peter Street, Suite 300

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto	**Ontario**	**M5V 2H2**	**416-595-6444**	**416-595-0000**

CONTACT NAME	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Stephen Yuzpe	**Chief Financial Officer**	**416-596-6382**

CONTACT E-MAIL ADDRESS	WEBSITE ADDRESS
steve.yuzpe@points.com	**www.points.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[original signature]	Robert MacLean	03/11/20
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[original signature]	Christopher Barnard	03/11/20

Points International Ltd.
Quarterly Report - BC Form 51-901F
November 21, 2003

SCHEDULE A: FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

as at Sept. 30, 2003

	Sept. 30, 2003	Dec. 31, 2002
assets		
CURRENT		
Cash and short-term deposits	$ 21,833,287	$ 7,341,700
Accounts receivable	770,543	267,632
Prepaid and sundry assets	846,469	657,367
	23,450,299	8,266,699
LONG-TERM INVESTMENTS	151,629	151,629
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
CAPITAL ASSETS	836,520	1,764,199
INTANGIBLE ASSETS (Note 3)	1,507,545	1,956,539
DEFERRED COSTS	2,920,804	410,954
TOTAL ASSETS	$ 29,456,797	$ 13,140,020
liabilities		
CURRENT		
Accounts payable and accrued liabilities	$ 889,870	$ 1,017,955
Deposits	10,545,584	8,946,631
Current portion of obligation under capital leases	154,898	407,128
	11,590,352	10,371,715
LONG-TERM CONVERTIBLE DEBT	7,677,500	7,182,500
LONG-TERM CONVERTIBLE PREFERRED SHARE	12,807,478	-
	32,075,330	17,554,215
shareholders' equity		
CAPITAL STOCK	17,726,761	14,361,033
WARRANTS	2,785,737	425,588
RETAINED EARNINGS	(23,131,032)	(19,200,816)
	(2,618,534)	(4,414,195)
	$ 29,456,797	$ 13,140,020

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the periods ended Sept. 30

	9 Month Period Jan- Sept. 30/03	*9 Month Period Jan- Sept. 30/02*	*3 Month Period July- Sept.30/03*	*3 Month Period July- Sept.30/02*
REVENUE				
Points.com	$ 4,166,147	$ 1,412,088	$ 1,539,780	$ 707,546
Interest Income	243,179	44,264	107,786	21,921
TOTAL REVENUE	4,409,326	$1,456,352	1,647,566	729,467
GENERAL AND ADMINISTRATION	5,378,154	5,168,636	2,160,978	1,656,786
OPERATING LOSS – before interest, amortization and other deductions	(968,828)	(3,712,284)	(513,412)	(927,319)
Other interest expenses	9,538	38,138	2,625	9,303
Interest on convertible debt	495,000	495,000	165,000	165,000
Amortization of capital assets, intangible assets and deferred costs	2,049,372	1,684,011	730,353	623,450
Interest on Series Two Preferred Share	407,477	-	217,000	-
	2,961,387	2,217,149	1,114,978	797,753
LOSS – From continuing operations	(3,930,216)	(5,929,433)	(1,628,391)	(1,725,072)
DISCONTINUED OPERATIONS				
Loss from discontinued operations	-	(115,945)	-	-
Share of loss of disposed significantly influenced investments	-	-	-	-
NET LOSS	(3,930,216)	(6,045,378)	(1,628,391)	(1,725,072)
DEFICIT – Beginning of period	(19,200,816)	(11,393,437)	(21,502,641)	(15,713,743)
DEFICIT – End of period	$ (23,131,032)	$ (17,438,815)	$ (23,131,032)	$ (17,438,815)
LOSS PER SHARE FROM CONTINUING OPERATIONS	$ (0.07)	$ (0.11)	$ (0.03)	$ (0.03)
NET LOSS PER SHARE	$ (0.07)	$ (0.12)	$ (0.03)	$ (0.03)

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the periods ended Sept. 30

	9 Month Period Jan- Sept. 30/03	*9 Month Period Jan-Sept.30/02*	*3 Month Period July - Sept 30/03*	*3 Month Period July-Sept. 30/02*
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss from continuing operations	$ (3,930,215)	$ (5,929,433)	$ (1,628,390)	$ (1,725,072)
Items not affecting cash				
Amortization – capital assets	1,162,453	1,122,563	403,842	383,821
Amortization – deferred costs	319,766	246,570	137,460	82,190
Amortization – acquired technology	567,150	314,878	189,050	157,439
Shares issued in exchange for services	-	366,379	-	215,000
Warrants issued in exchange for services		2,775		2,775
Interest on Convertible Debenture	495,000	495,000	165,000	165,000
Interest on Series 2 Preferred Shares	407,478	-	217,000	-
	(978,368)	(3,381,268)	(516,038)	(718,847)
Changes in non-cash balances related to operations	778,853	3,176,409	(1,987,151)	416,993
CASH FLOWS USED IN OPERATING ACTIVITIES	(199,515)	(204,859)	(2,503,189)	(301,854)
CASH FLOWS FROM INVESTING ACTIVITIES				
Repayment of loans receivable	-	19,500	-	-
Acquisition of intangible assets	(118,155)	(105,164)	(26,193)	(101,654)
Purchase of capital assets, net of proceeds	(234,774)	(61,064)	(113,063)	(1,500)
Fees paid on the acquisition of Points.com Inc.	-	(139,750)	-	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(352,929)	(286,478)	(139,256)	(103,154)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of issue costs	913,309	2,632,968	95,367	(13,126)
Issuance of warrants	2,700,000	-	-	-
Issuance of Series Two Preferred Share	12,400,000	-	-	-
Costs associated with the issuance of warrants and the Series 2 Preferred Share	(717,048)	-		-
Repayment of obligations under capital lease	(252,230)	(495,758)	(16,514)	(142,945)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	15,044,031	2,137,210	78,853	(156,071)
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	14,491,587	1,645,873	(2,563,592)	(561,079)
CASH FLOWS USED IN DISCOUNTINUED OPERATIONS	-	(115,945)	-	-
INCREASE IN CASH FROM ALL ACTIVITIES	14,491,587	1,529,928	(2,563,592)	(561,079)
CASH AND SHORT-TERM INVESTMENTS – Beginning of period	7,341,700	2,894,380	24,396,879	4,985,387
CASH AND SHORT-TERM INVESTMENTS - End of period	$ 21,833,287	$ 4,424,308	$ 21,833,287	$ 4,424,308

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

1. Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with its financial statements for the 12-month period ended December 31, 2002. They contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

2. Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at September 30, 2003 and December 31, 2002 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment. The discontinued operations relate to the company's previous segment of Internet business generation discontinued in 2001.

Enterprise-wide disclosures: $4,110,915 (September 30, 2002 - $1,319,997) of the company's revenues were generated in the U.S. for the nine month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

3. Economic dependence

For the nine-month period ended September 30, 2003, approximately 65% of the company's revenues are from its two largest customers (77% at September 30, 2002). In addition, as at September 30, 2003, 59% of the company's deposits are due to these customers (68% as at December 31, 2002).

4. Comparative figures

Certain accounts of the fiscal 2002 comparative figures have been reclassified to conform with the current period's presentation.

5. Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the

company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended September 30, 2003, 142,500 options were issued to employees. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rates of 5%; dividend yields of nil; weighted-average volatility factors of the expected market price of the Company's common shares of 187%; and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by $56,000 for the nine months ended September 30, 2003. Basic earnings-per-share figures would not have changed. The weighted average fair value of stock options granted during the three months ended September 30, 2003 was $120,000.

6. *InterActiveCorp transaction*

On April 11, 2003, the company closed a transaction with InterActiveCorp (formerly USA Interactive) (the "IAC Transaction") pursuant to which IAC (through an affiliate of IAC created for this purpose), made a Cdn$15.1 million investment in the company. Under the terms of the IAC Transaction, the company issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million.

As at September 30, 2003, the Series Two Preferred Share is convertible, for no additional consideration, into 19,246,226 common shares (19.9% of the common shares of the company (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase of the Series Two Preferred Share. The company is required to redeem the Series Two Preferred Share on March 31, 2013 (if the share has not been previously converted) at an amount equal to the greater of $12,400,000 plus 7% per annum and the market value of the common shares into which the preferred share could then be converted. The Warrants are exercisable over three years to acquire up to 55% of the common shares of the company (calculated on a adjusted fully diluted basis) less the number of common shares issued or issuable on conversation of the Series Two Preferred Share. As at September 30, 2003, the Warrants are exercisable to acquire up to 72,909,483 common shares. The number of common shares issuable on conversion of the Series Two Preferred Share and exercise of the Warrants is subject to adjustment in certain circumstances. For accounting purposes, the Series Two Preferred Share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement.

More comprehensive disclosure is contained in the material change report of the company dated March 21, 2003, and the company's 2002 Annual Information Form, both filed on SEDAR.

7. *Transaction with American Airlines*

On September 4, 2003 (effective August 27, 2003), the Corporation announced an agreement with American Airlines which significantly enhances its commercial relationship. The agreement will fix certain revenues to the Corporation over a period of five years. In consideration of the value of the agreement to the Corporation, the Corporation issued 2,196,635 common shares to American Airlines valued at $2,086,803.25. The shares have been classified as deferred costs in the attached consolidated balance sheet and will be amortized over a period of 5 years.

8. Subsequent Events (up to and including events of November 20, 2003)

As described in the Corporation's Management Information Circular of May 16, 2003, the Corporation received final Exchange approval for the issuance of the Excess Grant Shares and Excess Put Rights Shares on October 30, 2003. The Corporation expects to grant the Residual Put Rights in respect of the Excess Put Rights Shares in the near future.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

Deferred Costs

Points International Ltd. (herein referred to as "Points" or the "Corporation") reports deferred financing charges in connection with the $6 million convertible debenture (the "Convertible Debenture") issued on March 15, 2001 to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC CP"), as this financial instrument is classified as debt.

In addition, the Corporation reports deferred financing charges in connection with the $12.4 million Series Two Preferred Share issued by the Corporation on April 11, 2003 to Points Investments, Inc. ("PII"), an affiliate of InterActiveCorp ("IAC"), as this financial instrument is also classified as debt.

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period (the CIBC CP investment is amortized over three years and the IAC investment is amortized over 10 years). Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. In the case of the Convertible Debenture, there are currently two amortization periods remaining (the related balance sheet value will be nil at March 31, 2004) while the Series Two Preferred Share has 38 amortization periods remaining.

On September 5 2003, the Corporation announced an agreement with American Airlines. In consideration of the value of the agreement to the Corporation, the Corporation issued 2,196,635 common shares to American Airlines valued at $2,086,803.25. The shares have been classified as deferred costs in the attached consolidated balance sheet and will be amortized over a period of 5 years.

Deferred Revenues

The Corporation charges $19.95 (taxes not included) for one of its consumer offerings: a *PointsPlus*™ membership. Membership dues are recorded as deferred revenue and recognized as revenue evenly over the term of service (one year). Marketing expenses associated with the sale of *PointsPlus* memberships are amortized over the term of service (one year).

Expense Analysis

A summary of the general and administrative expenses for the quarter includes:

Expense Category	Amount	Percentage
Wages & employment costs	$1,398,813	64.7%
General	$500,011	23.1%
Technology	$262,154	12.2%
Total	$2,160,978	100%

Wages and employment costs include salaries, contract labour charges, recruiting, benefits, and government charges (CPP and EI). Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease interest expenses. General expenses include marketing and promotion, foreign exchange losses (or gains), sales commissions and related expenses, travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

As at September 30, 2003 general and administrative expenses for the 9 month period increased approximately 4% year over year (revenues increased 203% in the same period). General and administrative expenses increased 26% over the second quarter. The Corporation continues to make significant expenditures for its technology, its technological expertise and its industry expertise in order to have the proper infrastructure and personnel required to deal with large, established companies (e.g. American Airlines, eBay, Air Canada and InterActiveCorp). The Corporation's investment in the above areas was critical in completing commercial agreements. The Corporation's general and administrative year to date expenses consist primarily of salaries (including recruitment, benefits, etc.) ($3,675,509), technology services such as web hosting ($716,535) and other operating expenses ($986,111). As the Corporation is still in the process of enhancing and maintaining its technology and obtaining more partner companies to participate in the web site, significant resources continue to be required. While management has made controlling costs a priority, costs are expected to rise over the next 15 months as the Corporation continues to scale its infrastructure and adds new partners to its suite of products.

2. *Related Party Transactions*

Not applicable.

3. *Summary of Securities Issued and Options Granted During the Period*

(a) Summary of Securities Issued During the Third Quarter of 2003

Type	Type of Issue	Date of Issue	Number	Price	Proceeds	Consideration	Commission Paid
Common shares	Private Placement	Sept 19	2,196,635	$ 0.95	$2,086,803.25	Property	n/a
Common shares	Exercise of options	July 2	40,000	$ 0.27	$10,800.00	Cash	n/a
Common shares	Exercise of Warrants	July 8	17,485	$ 0.25	$4,371.25	Cash	n/a
Common shares	Exercise of Broker Warrants	July 22	307,026	$ 0.25	$76,756.50	Cash	n/a
Common shares	Exercise of Broker Warrants	August 18	11,260	$ 0.25	$2,815.00	Cash	n/a

Total Common Shares Issued in Quarter: 2,572,406

(b) Summary of Options Granted During the Third Quarter of 2003:

Date	Number	Name of Optionee	Exercise Price	Expiry Date
20-Aug-2003	73,500	Employees	$ 0.95	19-Aug-2008
25-Sept-2003	69,000	Employees	$ 1.00	24-Sept-2008

Total Options Granted in Quarter: 142,500

4. Summary of Securities as at the End of the Reporting Period

(a) Description of Authorized Share Capital

The Corporation is authorized to issue:

- An unlimited number of common shares; and
- An unlimited number of preferred shares, issuable in series, of which 20,000,000 Series A Preferred Shares, 1 Series One Preferred Share, 1 Series Two Preferred Share and 1 Series Three Preferred Share have been authorized.

Series One Preferred Share

The Series One Preferred Share is non-voting and not entitled to dividends other than as set out below.

The Series One Preferred Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2,000,000 of the $6,000,000 principal amount of the Convertible Debenture, (ii) repayment in full of the Convertible Debenture and (iii) payment of the Dividend (as defined below) (each a "Conversion Event").

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation for the purpose of winding-up its affairs prior to a Conversion Event, the holder of the Series One Preferred Share is entitled to (a) receive from the assets of the Corporation a payment of $4,000,000 before any amounts shall be paid to the holders of any Common Shares and (b) share *pro rata* (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Convertible Debenture is then convertible) with the holders of all other participating shares in further distributions from the assets of the Corporation to an aggregate maximum of $20,000,000 in addition to the sum specified in (a).

The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to a Conversion Event, (i) there is a merger or consolidation of the Corporation (or a subsidiary of the Corporation which owns all or substantially all of the assets of the Corporation) with another corporation where, following such event, the shareholders of the Corporation will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than the Canadian Imperial Bank of Commerce or any of its affiliates) or any persons acting jointly or in concert beneficially own greater than 50% of (A) the

votes attached to the Corporation's securities entitled to vote for the election of Corporation's Board of Directors, or (B) the equity, by value, of the Corporation, or (iii) there is a sale of all or substantially all of the assets of the Corporation. The Dividend is approximately equal to the liquidation preference described above and, for this purpose, the value of the assets of the Corporation available for distribution on this notional dissolution is the value attributable to the equity of the Corporation implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000.

The Series One Preferred Share ranks equally with the Series Two Preferred Share and Series Three Preferred Share and in priority to the Common Shares.

Series Two Preferred Share

The Corporation is not entitled to declare or pay any dividend on its Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares (as defined below) and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

The holder of the Series Two Preferred Share has the right, exercisable at any time prior to 5:00 p.m. (Toronto time) on March 31, 2013, to convert the Series Two Preferred Share, for no additional consideration, into 19,246,226 Common Shares (as at September 30, 2003) subject to anti-dilution adjustment (the "Underlying Shares"). In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares (or rights to acquire Common Shares) after April 11, 2003 (other than any issuance of Common Shares in connection with rights to acquire Common Shares outstanding on March 21, 2003) and in connection with the conversion of the Convertible Debenture, if convertible.

Unless a notice of conversion has been delivered, the Corporation will redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of the Corporation. For this purpose, a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrants (see "Schedule C – Management Discussion and Analysis – Material Contracts" below), any combination of a person (other than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors. In the event of redemption on March 31, 2013, the amount payable will equal the greater of (i) the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series two Preferred Share is redeemed and (ii) the market value of the Common Shares into which the Series Two Preferred Share may then be converted. In the event of redemption on a Change of Control, the amount payable on redemption will equal the greater of (i) 125% of the amount specified in clause (i) of the preceding sentence and (ii) the greater of

(A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

The holder of the Series Two Preferred Share will be entitled to receive notice of and attend all meetings of shareholders of the Corporation. In addition to the right to vote separately as a series and as part of a class of shares, the holder of the Series Two Preferred Share is entitled to vote together with the holders of Common Shares on all matters at all meetings of holders of Common Shares. In each case, the holder of the Series Two Preferred Share is entitled to cast that number of votes equal to the number of Underlying Shares (provided that until the PII Warrant has been exercised in whole or in part, the number of votes may not exceed 19.9% of the votes that may be cast at meetings of holders of Common Shares).

Without the approval of the holder of the Series Two Preferred Share by ordinary resolution, voting separately as a series, the Corporation shall not and shall not, to the extent permitted by applicable law, permit its subsidiaries to: (i) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities); (ii) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business; (iii) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities; (iv) declare or pay any dividends; or (v) amend the articles of the Corporation.

So long as the Series Two Preferred Share is outstanding, unless approved of the holder of the Series Two Preferred Share by ordinary resolution, voting separately as a series, (i) committees of the Board of Directors (other than any independent committee relating to the holder of the Series Two Preferred Share or its affiliates) will consist of no more than four directors, (ii) the Board of Directors shall include two directors elected by the holder of the Series Two Preferred Share, voting separately and as a series, (iii) every committee of the Board of Directors (other than any independent committee relating to the holder of the Series Two Preferred Share or its affiliates) shall include one of the directors elected by the holder of the Series Two Preferred Share, and (iv) the boards of directors of every subsidiary of the Corporation shall include one of the individuals elected by the holder of the Series Two Preferred Share as a director of the Corporation.

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other

shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC.

The Series Two Preferred Share ranks equally with the Series One Preferred Share and Series Three Preferred Share and in priority to the Common Shares.

<u>Series Three Preferred Share</u>

The Series Three Preferred Share is non-voting and not entitled to receive dividends.

If issued, the Corporation will redeem the Series Three Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of the Corporation. For this purpose, a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant, any combination of a person (other than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

In the event of redemption on March 31, 2013, the amount payable will equal the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Three Preferred Share is redeemed. In the event of redemption on a Change of Control, the amount payable on redemption will equal an amount equal to 125% of the amount specified in the preceding sentence.

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holder of the Series Three Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred.

The Series Three Preferred Share ranks equally with the Series One Preferred Share and Series Two Preferred Share and in priority to the Common Shares.

(b) <u>Number and Recorded Value for Shares Issued and Outstanding at Sept 30, 2003</u>

Common Shares Issued and Outstanding	62,453,281
Series One Preferred Share Issued and Outstanding	1
Series Two Preferred Share Issued and Outstanding	1
Capital Stock	$17,726,761

(c) Description of Options, Warrants and Convertible Securities Outstanding

Type - Convertible Securities and Warrants	Number	Exercise / Conversion Price	Expiry Date	Recorded Value
Series Two Preferred Share[1]	19,246,226	N/A	31-Mar-13	$ 12,807,478[2]
Warrants[3]	72,909,483	$ 1.01 to $ 1.27	11-Apr-06	$ 2,700,000
Convertible Debenture[4]	18,908,070	$ 0.397	15-Mar-04	$ 7,677,500[5]
Warrants	50,000	$ 0.28	8-Feb-04	n/a
Warrants	166,667	$ 0.25	18-Jul-05	n/a
Warrants	2,179,481	$ 0.25	30-Nov-04	n/a
Warrants[6]	20,000	$ 0.28	21-Oct-04	n/a
Broker Warrants	88,525	$ 0.25	30-Nov-04	n/a
Broker Warrants	595,667	$ 0.25	15-Mar-06	n/a
Total	114,164,128			

Type - Options	Number	Exercise / Conversion Price	Expiry Date	Recorded Value
Points International Ltd	69,000	$ 1.00	24-Sept-08	n/a
Points International Ltd	73,500	$ 0.95	19-Aug-08	n/a
Points International Ltd	32,500	$ 0.87	29-Apr-08	n/a
Points International Ltd	10,000	$ 0.28	27-Feb-08	n/a
Points International Ltd	303,000	$ 0.22	16-Feb-08	n/a
Points International Ltd	25,000	$ 0.25	14-Nov-07	n/a
Points International Ltd	152,500	$ 0.25	26-Jun-07	n/a
Points International Ltd	26,667	$ 0.38	17-Apr-07	n/a
Points International Ltd	6,000	$ 0.28	5-Apr-07	n/a
Points International Ltd[7]	141,000	$ 0.25	21-Feb-07	n/a
Points International Ltd[8]	690,220	$ 0.27	8-Feb-07	n/a
Points International Ltd	671,250	$ 0.56	7-May-06	n/a
Points International Ltd	25,000	$ 0.69	22-Aug-05	n/a
Points International Ltd	201,400	$ 0.50	14-Mar-05	n/a
Points International Ltd	1,752,000	$ 0.50	14-Feb-05	n/a
Points International Ltd	683,750	$ 0.20	22-Mar-04	n/a
Total	4,862,787			

Type – Subsidiary Options	Number	Exercise / Conversion Price	Expiry Date	Recorded Value
Options in subsidiary with liquidity put[9]	441,689 (641,501)	Fair Market Value	17-Feb-05	n/a
Options in subsidiary with liquidity put[9]	3,465,703 (5,455,288)	Fair Market Value	31-Mar-05	n/a
Options in subsidiary with liquidity put[9]	705,585 (1,062,746)	Fair Market Value	9-Jul-05	n/a
Options in subsidiary with liquidity put[9]	236,548 (355,803)	Fair Market Value	13-Aug-05	n/a
Options in subsidiary with liquidity put[9]	116,181 (200,312)	Fair Market Value	1-Sep-05	n/a
Options in subsidiary with liquidity put[9]	144,225 (200,312)	Fair Market Value	20-Aug-05	n/a
Total[9]	5,109,931 (7,915,962)			

Notes:

1. The number of Common Shares issuable on conversion of the Series Two Preferred Share is subject to anti-dilution adjustment. For a description of the terms of the Series Two Preferred Share, see "Description of Authorized Share Capital" above. Giving *pro forma* effect to the grant of put rights described in Note 9 below, the Series Two Preferred Share will be convertible into 20,287,109 Common Shares.

2. Includes $12,400,000 of principal and $407,478 of accrued interest.

3. *This warrant is exercisable to acquire, after giving effect to the exercise thereof, 55% of the Common Shares of the Corporation on an* adjusted fully-diluted basis less the Common Shares issued or issuable on conversion of the Series Two Preferred Share. The information set out under "Number" is as at September 30, 2003 (giving *pro forma* effect to the grant of put rights described in Note 9 below, the number would be 75,403,576). The exercise price of this warrant is derived from a formula and will vary based on (i) the adjusted fully-diluted number of Common Shares at the time of exercise and (ii) the year of exercise. As at September 30, 2003 the effective exercise price per Common Share is (i) if exercised prior to April 11, 2004, $1.01, (ii) if exercised on or after April 11, 2004 but prior to April 11, 2005, $1.14 and (iii) if exercised after April 11, 2005, $1.27 (giving *pro forma* effect to the grant of put rights described in Note 9 below, the effective exercise prices would be approximately $0.97, $1.10 and $1.22, respectively). For a description of the terms of the PII Warrant, see "Schedule C – Management Discussion and Analysis – Material Contracts" below.

4. The term of the Convertible Debenture is subject to up to four one-year extensions at the option of the holder. The Convertible Debenture is not convertible at the option of the holder for so long as the PII Warrant is outstanding and held by IAC or an affiliate thereof.

5. Includes $6,000,000 of principal and $1,677,500 of accrued interest.

6. On October 22, 2002, the TSX Venture Exchange approved the issuance by the Corporation of up to 92,000 warrants to a service provider. To September 30, 2003, 72,000 of the warrants have been issued and exercised and 20,000 of the warrants were issuable. On October 16, 2003, 17,500 warrants were issued and subsequently exercised and 2,500 of the warrants remain issuable.

7. Subsequent to September 30, 2003, 1,000 options were exercised.

8. Subsequent to September 30, 2003, 6,660 options were exercised.

9. Subsequent to September 30, 2003, the TSXV gave final approval to the grant of put rights in respect of an additional 2,809,038 Common Shares. The Corporation expects to grant of these put rights in the near future; the numbers in parenthesis give *pro forma* effect to the grant of the put rights. For a description of the put rights, see "Schedule C – Management Discussion and Analysis – Regulatory Approval Requirements" below.

(d) Number of Shares in Each Class Subject to Escrow or Pooling Arrangements

Type	Number	Escrow Agent
n/a	n/a	n/a

5. Directors and Officers at November 20, 2003

Directors

a. Douglas Carty (Chair)
b. Marc Lavine (Vice Chair)
c. Robert MacLean
d. Christopher Barnard
e. Erik Blachford
f. Rowland Fleming
g. Eric Korman
h. Jim Kranias
i. Grant McCutcheon
j. Christopher Payne
k. John Thompson

Officers

a. Robert MacLean
b. Christopher Barnard
c. Stephen Yuzpe
d. Darlene Higbee Clarkin
e. Bill Thompson
f. Morley Ivers
g. Steve Ogden
h. Jerry Philip
i. Christine Vandaele

In connection with the closing of a transaction with IAC in April 2003, Points announced that two additional directors, to be elected by the holder of the Series Two Preferred Share, would join its board. On June 25, 2003, Erik Blachford (President and Chief Executive Officer of Expedia, Inc. (a wholly owned subsidiary of IAC)) and Eric Korman (Vice President, Loyalty and Consumer Initiatives, IAC) were elected to the board by the holder of the Series Two Preferred Share.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

Overview of Points' business

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions to the loyalty program industry. The Corporation's technology solutions, operationally know as a "loyalty program asset management system" are led by *pointsxchange®* (see "Background" below).

The Corporation also offers a number of custom solutions to loyalty programs, based on technology developed and managed internally, including *pointspurchase* and *pointsgift*, technology solutions which facilitate the online sale of miles, points and currencies to members of a number of major loyalty programs (see "Customized services to loyalty programs" below).

More detail about the business is available in the Corporation's 2002 Annual Information Form and Annual Report, filed on the Canadian Securities Administrators' site www.sedar.com (System for Electronic Document Analysis and Retrieval) on May 16, 2003.

Background

In early 2000, a senior management team with significant experience in the loyalty industry was hired to develop the business. In April 2001, Points launched an online service allowing consumers who are members of loyalty programs to exchange their points between participating loyalty programs by opening a *PointsPlus™* account (this service is referred to as "*pointsxchange*"). The business is made possible through the technology and website developed by Points. *pointsxchange®* has attracted 33 participants to date, including the loyalty programs of:

- eBay Inc.; ("eBay");
- American Airlines Inc. ("American Airlines") (a subsidiary of AMR Corporation);
- Air Canada;
- Delta Air Lines;
- Imperial Oil (through the Esso Extra Program); and
- InterContinental Hotels Group PLC ("InterContinental Hotels") (formerly Six Continents Hotels, Inc.).

Points also serves as a central resource to help individuals manage a number of their major loyalty programs. The exchange and other services are provided through Points' website, which is also the primary contact and interface between Points and its account holders. On March 22, 2002, a patent was filed with respect to this solution, referring to the "apparatus and method of facilitating the exchange of points between selected entities").

Loyalty program members can open an account with Points at no cost, entitling the accountholder to use all of the site functionality except for the *pointsxchange* feature. To use the *pointsxchange* feature, an account holder must purchase the service for each exchange or on an annual fee basis.

Customized services to loyalty programs

The core infrastructure and technology platform developed for the exchange has been augmented to offer a portfolio of customized technology services for loyalty programs. In July 2001, Points introduced its *pointspurchase* and *pointsgift* technology solutions, designed to facilitate the online sale and gift of miles, points and other loyalty program currencies.

Points currently facilitates the online sale and/or gift of miles for:

- American Airlines;
- Air Canada;
- US Airways Group, Inc.;
- Deutsche Lufthansa AG;
- America West Airlines (a wholly-owned subsidiary of America West Holdings Corporation);
- Alaska Airlines, Inc.;
- Cathay Pacific Airways Limited; and
- InterContinental Hotels.

Points' suite of custom technology solutions continues to expand. During 2002, Points developed new *Points Solutions* including:

- *pointscorporate* (facilitating the sale of loyalty program currencies to corporate partners) (on April 2, 2003, a patent was filed with respect to this solution, referring to the "apparatus and method of distributing and tracking the distribution of incentive points");
- *pointstransfer* (facilitating the amalgamation or transfer of loyalty program currencies among multiple accounts); and
- *pointsintegrate* (solutions to facilitate partner integration for loyalty programs), and also has offered other custom solutions, including the sale of elite status to members of loyalty programs.

Agreement with eBay

On February 21, 2003, Points announced that it had entered into a formal agreement with eBay. The agreement engages Points to develop a number of solutions for eBay. The new relationship

involves *Points Solutions* including *pointscorporate* and *pointsintegrate.* The contract has a term until December 2005, subject to certain exceptions.

On May 20, 2003, Points announced that it had launched a number of solutions for eBay, and that eBay's new *Anything Points* member program has become a participant of *pointsxchange®*. More information is available in the Corporation's news release of this date.

In addition, on August 26, 2003, Points announced that it has entered into another multi year, formal agreement with eBay Inc. The agreement engages Points to develop an additional custom technology application for expansion of eBay's Anything Points program.

Investment by InterActiveCorp

On April 11, 2003, Points closed a strategic investment transaction (the "IAC Transaction") with IAC (formerly USA Interactive), pursuant to which IAC (through PII, an affiliate of IAC created for the purpose of investing in the Corporation) made a $15.1 million investment in Points for a 19.9% equity stake (on an adjusted fully diluted basis), and obtained the right to acquire up to 55% of the Common Shares (on an adjusted fully diluted basis) over the next three years. Under the IAC Transaction, Points issued one Series Two Preferred Share for $12.4 million and common share purchase warrants (the "PII Warrant") for $2.7 million.

The IAC Transaction resulted in an increase in cash that is equal to the increase in preferred shares and equity. (The Series Two Preferred Share represents $12.4 million in preferred share liability, and the PII Warrant represents $2.7 million in equity.) For accounting purposes, the Series Two Preferred Share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement. The impact on earnings per share would be anti-dilutive.

The terms of the Series Two Preferred Share are described above under "Schedule B: Supplementary Information – Summary of Securities as at the End of the Reporting Period – Description of Authorized Share Capital" above. The terms of the PII Warrant and the agreements entered into by the Corporation in connection with the IAC Transaction are described under "Discussions of Operations and Financial Condition – Material Contracts – Investment by InterActiveCorp" below.

Discussion of Operations and Financial Condition

(a) Expenditures

Operating expenses associated with Points' business ("general and administration expenses" and "G&A") totalled $2,160,978 for the third quarter of 2003 and included wages, technology costs and other general expenses (see Schedule B, section 1 for more information), up from $1,710,455 for the second quarter of 2003. Increased G&A expenses were attributed to the launch of solutions with eBay and expansion of the Points team to handle related business growth. Points is focusing additional resources to develop contracts with a number of additional partners through 2003. Based on the plan to invest in this accelerated pace of business development, management expects G&A expenses to grow through 2003.

As at September 30, 2003 general and administrative expenses for the 9 month period increased approximately 4% year over year (revenues increased 203% in the same period). General and administrative expenses increased 26% over the second quarter 2003. The Corporation continues to make significant expenditures for its technology, its technological expertise and its industry expertise in order to have the proper infrastructure and personnel required to deal with large, established companies (e.g. American Airlines, eBay, Air Canada and InterActiveCorp). The Corporation's investment in the above areas was critical in completing commercial agreements. The Corporation's general and administrative year to date expenses consist primarily of salaries (including recruitment, benefits, etc.) ($3,675,509), technology services such as web hosting ($716,535) and other operating expenses ($986,111). As the Corporation is still in the process of enhancing and maintaining its technology and obtaining more partner companies to participate in the web site, significant resources continue to be required. While management has made controlling costs a priority, costs are expected to rise over the next 15 months as the Corporation continues to scale its infrastructure and adds new partners to its suite of products.

(b) Acquisition or abandonment of resource properties

Not applicable.

(c) Acquisition or abandonment of other material capital assets

Not applicable.

(d) Material write-off or write-down of assets

Not applicable.

(e) Transactions with related parties

Not applicable.

(f) Material contracts

Capital Leases

The Corporation did not make any payments under capital lease agreements for technology under development this quarter. The capital leases expensed in the second quarter have expired.

The Corporation is obligated under various operating leases for premises, equipment and service agreements for web hosting services expiring through 2005. The aggregate annual rentals are approximately as follows:

2003	$ 290,000
2004	$1,075,500
2005	$ 232,500

Investment by InterActiveCorp

Common Share Purchase Warrant

On April 11, 2003 in connection with the IAC Transaction, the Corporation issued the PII Warrant. The PII Warrant is exercisable at any time prior to 5:00 p.m. on the date of expiration to acquire that number of Common Shares, after the relevant exercise of the PII Warrant, as is equal to 55% of the Common Shares, calculated on a fully-diluted basis (excluding any further Common Shares that may be issued pursuant to future exercises of the PII Warrant and excluding any Common Shares that may be issuable pursuant to the Convertible Debenture so long as it is not convertible) less the aggregate number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and previously issued on exercise of the PII Warrant. As at September 30, 2003 and based on the Corporation's capitalization at such date, the PII Warrant was exercisable to acquire up to 72,909,483 Common Shares. Upon the grant of the Residual Put Rights (as defined under "Regulatory approval requirements" below) to holders of Points.com Inc options, the PII Warrant will be exercisable to acquire up to 75,452,456 Common Shares.

The exercise price per Common Share on the exercise of the PII Warrant is equal to the greater of a price per share equal to $0.32 and a price per share equal to:

(a) in respect of exercises of the PII Warrant during the first year of the term, $96,000,000 divided by the number of Common Shares (the "FD Number of Shares"), calculated on a fully-diluted basis as of the applicable date and time of exercise of the PII Warrant (excluding Common Shares that may be issued pursuant to any past, present or future exercises of the PII Warrant and excluding any Common Shares that may be issuable pursuant to the Convertible Debenture so long as it is not convertible);

(b) in respect of exercises of the PII Warrant during the second year of the term, $108,000,000 divided by the FD Number of Shares, calculated as of the applicable date and time of exercise of the PII Warrant; and

(c) in respect of exercises of the PII Warrant following the second year of the term, $120,000,000 divided by the FD Number of Shares, calculated as of the applicable date and time of exercise of the PII Warrant.

Upon the exercise of the PII Warrant in full, the aggregate proceeds to the Corporation from the exercise of the PII Warrant will be (as of September 30, 2003): (a) if exercised in full in year one, approximately $73,952,247; (b) if exercised in full in year two, approximately $83,196,277; and (c) if exercised in full in year three, approximately $92,440,308. Assuming the grant in full of the Residual Put Rights (but otherwise assuming no changes in the capitalization of the Corporation) upon the exercise of the PII Warrant in full, the aggregate proceeds to the Corporation from the exercise of the PII Warrant would be: (a) if exercised in full in year one, approximately $73,448,327; (b) if exercised in full in year two, approximately $82,629,368; and (c) if exercised in full in year three, approximately $91,810,408.

The PII Warrant expires on April 11, 2006 subject to (i) in the event that the date of expiration would occur during a period of time in which the holder is not permitted to exercise the PII

Warrant pursuant to applicable securities laws or other regulatory requirements (a "Blackout Period"), the expiration date will be extended to be the third business day following receipt by the holder of notice from the Corporation of the expiry of such Blackout Period, and (ii) immediate expiration in the event that the holder is not, or shall cease to be, an affiliate of IAC without the prior approval of the Board of Directors.

The PII Warrant is transferable to affiliates of IAC and, with the prior approval of the board of directors, to third parties.

Investor Rights Agreement

In connection with the IAC Transaction, the Corporation, IAC and PII entered into an Investor's Rights Agreement made as of April 11, 2003 (the "Investor's Rights Agreement"). The Investor's Rights Agreement will terminate upon the earliest of: (a) the written agreement of PII and the Corporation; (b) with respect to the provisions of the Investor's Rights Agreement other than registration rights, the earliest of (i) 31 days following exercise of the PII Warrant in full, (ii) the date on which PII or an affiliate of PII no longer holds the PII Warrant, and (iii) the date on which the PII Warrant expires, which registration rights shall survive until March 31, 2013; and (c) the date on which PII or any successor to PII under the Investor's Rights Agreement ceases to be an affiliate of IAC.

Pursuant to the Investor's Rights Agreement, PII will have the right, exercisable from and after the date of the first anniversary of the Investor's Rights Agreement, to require the Corporation to file a prospectus, in those jurisdictions in which it is a reporting issuer (or equivalent), to qualify or register the offering and sale by PII of Common Shares. In addition, PII has the right to "piggyback" on prospectus offerings of securities proposed by the Corporation or other selling shareholders.

Whenever the Corporation proposes to issue any securities, PII has a pre-emptive right to purchase any or all of such securities, on the terms and at the price specified by the Corporation, provided that if PII wishes to exercise this right in respect of greater than 75% of the securities to be issued, the pre-emptive right must be exercised for 100% of the securities to be issued. The pre-emptive right will not apply to issuances of securities pursuant to: (i) rights to acquire Common Shares outstanding on the date of the Investor's Rights Agreement; (ii) options issued in the ordinary course pursuant to the Corporation's stock option plan; and (iii) the exercise of rights to acquire securities granted or issued after the date of the Investor's Rights Agreement with the consent of PII.

In the event that there is an offer to effect any transaction (a "Matching Right Transaction") that could result in any person (or group of persons), other than PII and its affiliates acquiring: (a) assets of the Corporation and/or its subsidiaries that are, individually or in the aggregate, material to the Corporation or any of its subsidiaries; or (b) 20% or more the equity of, or voting rights in respect of, the Corporation or any of its subsidiaries, PII is entitled to notice of such transaction and a period of twelve business days to put forward a matching offer. The Board of Directors may approve or agree to a Matching Right Transaction, after the expiration of the twelve business day period, if: (i) the Board of Directors, in the proper discharge of its fiduciary duties, has considered any matching offer and determined to proceed with the Matching Right Transaction; (ii) PII has been provided with an additional ten business day period to put forward further matching offers; and (iii) the Board of Directors, in the proper discharge of its fiduciary

duties, has considered any such matching offer and determined that that the Matching Right Transaction is more favourable to the shareholders of the Corporation from a financial point of view than the matching offer. The Corporation may not become liable for a "break-fee", reimbursement or other inducement to pursue a Matching Right Transaction, to a person pursing a Matching Right Transaction unless and until the expiration of the response periods in favour of PII and provided that the Board of Directors has determined that the Matching Right Transaction is more favourable to the shareholders of the Corporation from a financial point of view than any matching offers.

Following conversion of the Series Two Preferred Share into Common Shares, for so long as PII or any affiliate thereof holds the PII Warrant and, in the event of the exercise of the PII Warrant in full, until the first annual meeting of shareholders following the exercise in full of the PII Warrant at which PII or any affiliate thereof may vote the Common Shares received on the exercise of the PII Warrant: (i) PII will be entitled to nominate two directors to stand for election to the Board of Directors; (ii) to the extent that any committees of the Board of Directors are established, one such director shall be entitled to participate on each such committee (other than any independent committee relating to PII or its affiliates); (iii) PII will be entitled to nominate one director to the board of directors of each subsidiary of the Corporation; and (iv) to the extent that any committees of any board of directors of any subsidiary of the Corporation are established, the director of such subsidiary nominated by PII shall be entitled to participate on each such committee (other than any independent committee relating to PII or its affiliates).

In addition, without the prior written approval of: (i) the holder of the PII Warrant, until such time as the PII Warrant is exercised or terminated; and (ii) PII, for the period from exercise of the PII Warrant in full until the first annual meeting of shareholders of the Corporation thereafter at which PII or any affiliate thereof may vote the Common Shares received upon such exercise in full of the PII Warrant, the Corporation will not and will not permit any of its subsidiaries to:

(a) except in compliance with the matching right described above, enter into any transaction or series of related transactions whereby all or any material assets of the Corporation or its subsidiaries would become the property of any other person (other than the Corporation or any of its subsidiaries);

(b) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities) or issue any securities of the Corporation other than pursuant to (A) rights to acquire Common Shares outstanding on the date of the Investor's Rights Agreement, (B) options issued in the ordinary course pursuant to the Corporation's stock option plan and (C) the exercise of rights to acquire securities granted or issued after the date of the Investor's Rights Agreement with the consent of PII;

(c) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any debt, other than in the ordinary course of business;

(d) except in compliance with the matching right, propose or effect a capital restructuring, reorganization, amalgamation, merger, arrangement,

continuation, liquidation, dissolution or winding-up or any other corporate reorganization or restructuring of the Corporation;

(e) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities; or

(f) cease to carry on in any material respect the business currently carried on by the Corporation and its subsidiaries or engage in any business not currently carried on or undertaken by or related to the business currently carried on and undertaken by the Corporation or its subsidiaries.

Consent Agreement

On March 21, 2003 and in connection with the IAC Transaction, the Corporation, IAC and CIBC CP entered into a consent and amendment agreement (the "Consent Agreement"). Under the Consent Agreement Points and CIBC CP agreed that, effective on the closing of the IAC Transaction, the Convertible Debenture was amended such that (i) the Convertible Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a change in control of Points resulting from the exercise of the PII Warrant and (ii) the Convertible Debenture will not be convertible at the option of the holder so long as the PII Warrant are outstanding and will not be convertible at the option of the holder after the Warrants cease to be outstanding if the Convertible Debenture is repaid within 30 days of the change of control referred to in (i).

As a result of the creation of the Series Two Preferred Share as a voting share, the terms of the Series One Preferred Share in the capital of the Corporation were required to be amended to preserve CIBC CP's rights with respect to the payment of a dividend on the Series One Preferred Share on an acquisition by a third party of voting control of Points. This amendment to the terms of the Series One Preferred Share was approved by the shareholders of the Corporation at its annual shareholders' meeting held on June 25, 2003.

American Airlines, Inc.

On September 5, 2003 (effective August 27, 2003), the Corporation and American Airlines entered into a comprehensive agreement to significantly enhance and extend their commercial relationship. Among other things, the agreement resulted in (i) the extension of a number of existing short term agreements through December 31, 2007 including those for *pointsxchange*, *pointspurchase* and *pointstransfer*, (ii) a significant joint marketing commitment with respect to loyalty offerings and (iii) the transfer by American Airlines to the Corporation of warrants held by American Airlines which were exercisable to acquire up to 4,827,255 common shares of the Corporation's subsidiary Points.com Inc.

In consideration for the value of this agreement to the Corporation, the Corporation issued to American Airlines 2,196,635 Common Shares (the "AA Shares") and paid American Airlines $1.00. The AA Shares were issued on September 19, 2003. American Airlines has undertaken that it will not transfer 1,921,500 of the AA Shares; provided, however that the AA Shares will be released from this undertaking in approximately equal quarterly instalments over a two year period.

(g) Material variances

Not applicable.

(h) Material terms of any IR arrangements

Not applicable.

(i) Legal proceedings

Points holds the rights to the Points.com and Points.net domain names and has several trademark applications in process. During July 2001, MyPoints.com, Inc., ("MyPoints") (a wholly owned subsidiary of United New Ventures and part of the UAL Corporation family of companies) filed a Statement of Opposition in Canada to Points' application for the word trademark "POINTS.COM". Points filed a Counterstatement To Opposition on October 26, 2001. On May 23, 2002, MyPoints filed further evidence in the matter. On March 27, 2003, the Corporation filed Rule 42 Evidence in the matter, and expects cross-examinations to be concluded by February, 2004. Points continues to expect that the trademark will be found to be registrable.

(j) Contingent liabilities

Not applicable.

(k) Default

Not applicable.

(l) Breach

Not applicable.

(m) Regulatory approval requirements

Put Rights

As at September 30, 2003, the Corporation's subsidiary, Points.com, had outstanding options to acquire up to 3,161,453 common shares of Points.com (the "PCI Options"). As part of the reorganization of the Corporation completed on February 8, 2002, the Corporation granted proportionately to the holders of PCI Options the right to put a portion of the common shares issued on the exercise of such PCI Options to the Corporation in consideration for the issuance by the Corporation of Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put (the "Initial Put Rights"). At the time of grant of the Initial Put Rights, the TSX Venture Exchange approved the issuance by the Corporation of up to 7,296,652 Common Shares on the exercise of the Initial Put Rights.

To September 30, 2003, PCI Options have been exercised to acquire 923,729 common shares of Points.com and Initial Put Rights have been exercised to put those common shares to the Corporation in consideration for the issuance by the Corporation of 2,312,928 Common Shares. As at September 30, 2003, there were outstanding PCI Options exercisable to acquire up to 2,040,785 common shares of Points.com in respect of which Initial Put Rights have been granted

and there were outstanding PCI Options exercisable to acquire up to 1,120,667 common shares of Points.com in respect of which no put rights have been granted (the "Residual PCI Options"). A maximum of 5,109,931 Common Shares of the Corporation are issuable pursuant to the outstanding Initial Put Rights; representing 126,207 Common Shares more than the remaining number of Common Shares approved issuance by the Exchange at September 30, 2003 (the "Excess Grant").

The Corporation expects to grant put rights to the holders of Residual PCI Options such that holders of Residual PCI Options will have the right to put the common shares issued on the exercise of such Residual PCI Options to the Corporation in consideration for the issuance by the Corporation of Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put (the "Residual Put Rights"). The maximum number of Common Shares issuable on the exercise of the Residual Put Rights would be 2,806,038.

On October 30, 2003, the TSX Venture Exchange gave final approval to the issuance of (a) up to 126,207 Common Shares in respect of the Excess Grant (the "Excess Grant Shares"), and (b) up to 2,806,038 Common Shares in respect of the Residual Put Rights (the "Residual Put Rights Shares"). At the Corporation's shareholders meeting held on June 25, 2003, shareholders approved an ordinary resolution authorizing the issuance of the Excess Grant Shares and the Residual Put Rights Shares.

American Airlines

As described more fully under "Material Contracts" above, the Corporation and American Airlines entered into a comprehensive agreement pursuant to which, among other things, the Corporation agreed to issue to American Airlines 2,196,635 Common Shares. The TSX Venture Exchange approved the issuance of the subject shares on September 11, 2003.

(n) Management changes

Not applicable.

(o) Special resolutions

The shareholders of the Corporation approved three special resolutions at the meeting of the shareholders of the Corporation held on June 25, 2003.

Firstly, the shareholders of the Corporation approved a special resolution to amend the articles of the Corporation to reduce the maximum number of members of the board of directors to eleven from fifteen.

Secondly, the shareholders of the Corporation approved a special resolution authorizing the board to determine, from time to time, by resolution the number of directors of the Corporation and the number of directors to be elected at each annual meeting of shareholders, within the minimum and maximum provided for in the articles.

Thirdly, the shareholders of the Corporation approved a special resolution to amend the terms of the Series One Preferred Share in connection with payment of a dividend thereon. Prior to the amendment, a dividend was payable where a person acquired greater than 50% of the Common

Shares; after giving effect to the amendment, a dividend is payable where a person acquires voting control of the Corporation.

(p) Change in accounting for stock-based compensation

Not applicable.

Subsequent Events (up to and including events of November 20, 2003)

As described under "Regulatory approval requirements" above, on October 30, 2003 the Corporation received final Exchange approval for the issuance of the Excess Grant Shares and Excess Put Rights Shares. The Corporation expects to grant the Residual Put Rights in respect of the Excess Put Rights Shares in the near future.

Financings, Principal Purposes and Milestones

Not applicable.

Liquidity and Solvency

The Corporation reported current assets of $23,450,299 at September 30, 2003, current liabilities of $11,590,352 and working capital of $11,859,947.

In the short term, Points is expected to generate cash flows through its portfolio of *Points Solutions*. Over the longer term, the Corporation expects to generate growing amounts of cash through contracts for *Points Solutions*, including its original *pointsxchange®* service. The Corporation also notes that the April 2003 investment of $15.1 million by IAC also increased its cash position.

Revenue is an indicator of liquidity for the Corporation's operations. Balance sheet indicators of liquidity include cash, accounts receivable and accounts payable. As the Corporation continues to gain contracts for its portfolio of *Points Solutions* including *pointsxchange®*, revenues are expected to grow, resulting in increased cash.

For the nine-month period ended September 30, 2003, approximately 65% of the Corporation's revenues are from two key customers. (For the nine-month period ended September 30, 2002, two key customers represented 77% of the Corporation's consolidated revenues). In addition, as at September 30, 2003, 59% of the Corporation's deposits are due to these two customers (68% as at December 31, 2002). Management believes that the increased diversification of revenues (from partners and products) is an important factor in mitigating liquidity and financial risk.

For the nine-month period ended September 30, 2003, 4,110,915 (93%) of the Corporation's revenues were generated in the U.S. ($1,319,997 (91%) for the period ending September 30, 2002), with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the Corporation's assets are located in Canada.

Management notes that the April 2003 investment of $15.1 million by IAC also increases the Corporation's cash. The Corporation is dependent upon its ability to achieve profitable operations. As the Corporation's cash may not be sufficient to fund operations to profitability, the

Corporation will, as management deems appropriate, continue to explore options to increase liquidity.

RECEIVED 2004 SEP 10 P 12:31 OFFICE OF INTERNATIONAL CORPORATE FINANCE

POINTS INTERNATIONAL LTD.

Annual Information Form

April 24, 2003

Information presented herein is current as of December 31, 2002, unless otherwise indicated. All dollar amounts are in Canadian dollars unless otherwise indicated.

ITEM 1:

Points International Ltd.
#300 – 134 Peter Street
Toronto, ON M5V 2H2
Contact: Mr. Stephen Yuzpe
Title: Chief Financial Officer
Tel.: 416.596.6370
Fax: 416.595.6444
www.points.com

ITEM 2: Corporate Structure

Incorporation

Points International Ltd. (herein referred to as "Points" or the "Corporation") is a corporation existing under the *Business Corporations Act* (Ontario).

The Corporation was initially incorporated under the *Business Corporations Act* (Alberta) on January 5, 1999 under the name Sportek Systems Inc. Pursuant to a Certificate of Amendment dated February 2, 1999, the Corporation changed its name to Sports Technologies Group Inc. ("STGI"). Pursuant to a Certificate of Amendment dated April 16, 1999, STGI amended its articles to remove its private company restrictions.

STGI was a "Junior Capital Pool" corporation pursuant to Alberta Securities Commission Rule 46-501 and, as such, owned no significant assets other than cash. STGI did not conduct operations or business of any kind except for identifying and evaluating potential major transactions. This process culminated on February 1, 2000, when Exclamation Inc. (a wholly-owned subsidiary of the Corporation) completed a reverse take-over of STGI.

By way of Articles of Amendment dated February 10, 2000, STGI's name was changed to Exclamation International Incorporated (herein referred to as "Exclamation"). The Corporation was then continued from the *Business Corporations Act* (Alberta) to the *Business Corporations Act* (Ontario) on February 17, 2000. On December 20, 2001, Articles of Continuance of the Corporation were amended to add a new series of preferred shares, designated the "Series One Preferred Share", to the existing class of preferred shares. On June 27, 2002, Articles of Amendment were filed to change the Corporation's name to Points International Ltd. On April 10, 2003, the Articles of Continuance of the Corporation were amended to add two new

series of preferred shares, designated the "Series Two Preferred Share" and "Series Three Preferred Share", to the existing class of preferred shares.

Inter-corporate Relationships

At December 31, 2002, the Corporation had the following subsidiaries (as discussed below and illustrated in the following flowchart):



Points International Ltd.
5% ownership
(a) Exclamation Inc.
(b) Points International (UK) Limited
(b) Points International (US) Ltd.
95% ownership
(c) Points.com Inc.
(d) ee (Discontinued)

Note: Unless otherwise noted, the Corporation owned 100% of the issued and outstanding shares of these subsidiaries as at December 31, 2002.

(a) Exclamation Inc., an Ontario corporation that acts as the vehicle through which shares in certain subsidiaries and other non-controlling investments are held.

(b) Points International (UK) Limited, a UK corporation, and Points International (US) Ltd., a Delaware corporation, are wholly-owned operating subsidiaries used to conduct certain foreign operations of the Corporation.

(c) Points.com Inc., an Ontario corporation, which launched the Points business, and acts as the Corporation's primary operating company. Points.com Inc. is 95% owned by Exclamation Inc. and 5% owned by Points International Ltd. The Corporation does not own all of the shares of Points.com Inc. on a fully-diluted basis as a result of certain outstanding options and warrants. See Section 3.1, "Three-Year History – Restructuring Plan" for further information on the ownership of Points.com Inc. and a discussion of the outstanding options and warrants.

(d) Exponential Entertainment Inc. ("ee") is an Ontario corporation whose operations were discontinued by the Corporation during 2002. The Corporation intends to dispose of its interest in ee as soon as commercially practicable.

ITEM 3: General Development of the Business

3.1 Three-Year History

General

Exclamation Inc. was found by Marc Lavine in November 1997 and incorporated in conjunction with Cyberplex Inc., a publicly traded Internet services company based in Toronto. Exclamation Inc. and, with the completion of the reverse take-over of STGI on February 1, 2000, Exclamation, operated as a holding company where Internet-based businesses were conceived, financed, built, launched and supported. Exclamation created its own ideas for businesses, found the appropriate entrepreneurial management and provided the necessary physical infrastructure and seed capital.

Exclamation created Internet-based businesses and developed four Partner Companies (the "Partner Companies"), along with minority interests in two other companies.

The four Partner Companies are or were:

Points.com Inc., which has developed a portfolio of technology solutions for the loyalty program industry. Points' solutions included a loyalty program asset management system led by *pointsxchange*™ - the world's first major online loyalty program currency exchange. This portfolio of custom solutions, based on technology developed and managed in-house, includes the *pointspurchase*™ and *pointscorporate*™ solutions, which facilitate the online sale of miles, points and currencies for a number of major loyalty programs. The Corporation now focuses its full attention and resources on this business and it is the only reportable operating segment of the Corporation.

ThinOffice Inc. ("ThinOffice"), a company focused on developing and integrating technology solutions designed to increase office productivity for small- and medium-sized businesses and to be marketed on a monthly subscription basis. ThinOffice did not establish ongoing operations of any significance. On June 6, 2002, the Corporation announced that it had divested its interest in ThinOffice for nominal consideration. See Section 3.2, "Certain Acquisitions and Dispositions – ThinOffice".

ee, an online charity pool developer. ee was in an early stage of business development. The Corporation has wound down the operations of ee and intends to dispose of its interest in ee as soon as commercially practicable.

Exclamation Europe, established in May 2000 to provide a European base from which to attract and develop partnerships in support of the other Partner Companies. Exclamation Europe did not develop continuing operations. The Corporation sold its interest in Exclamation Europe to a director, Marc Lavine, on November 23, 2001.

The Corporation also holds a 10% interest in ThinApse Corporation ("ThinApse"), a Vancouver-based technology company. The Corporation intends to dispose of its interest in ThinApse as soon as commercially practicable. On February 25, 2002, the Corporation disposed of its 49%

interest in Bigtree.com Ltd. ("Bigtree"), a Canadian office products supply company. See Section 3.2, "Certain Acquisitions and Dispositions – Bigtree".

Restructuring Plan

On November 5, 2001, the Corporation's Board of Directors adopted a restructuring plan (hereafter referred to as the "Restructuring Plan"), pursuant to which, on February 8, 2002, the Corporation acquired the 5% of the issued shares of Points.com Inc. not previously indirectly held by the Corporation. As a result, the Corporation and its affiliates own 100% of the outstanding shares of Points.com Inc. (although, as discussed below, the Corporation does not own all of the outstanding shares of Points.com Inc. on a fully-diluted basis).

To acquire those shares of Points.com Inc., the Corporation issued 7,286,160 common shares (at a deemed issue price of $0.25 per share) and 4,307,928 common share purchase warrants (with an exercise price of $0.25 per share) (These warrants expire on November 30, 2004.) Also in connection with the Restructuring Plan, the Corporation issued 250,000 common shares in consideration for the amendment of its outstanding 11% $6,000,000 senior secured convertible debenture and amended the common share purchase warrant previously issued in connection with the initial issue of such debenture such that such warrant became exercisable to acquire 595,667 common shares (at an exercise price of $0.25 per share, expiring on March 15, 2006).

The Restructuring Plan did not result in the Corporation acquiring all of the shares of Points.com Inc. on a fully-diluted basis. Points.com Inc. had previously issued "partner" warrants and rights to certain loyalty program partners (Delta Air Lines ("Delta"), American Airlines Inc. ("American Airlines") (a subsidiary of AMR Corporation), Air Canada, Alaska Airlines, Inc. ("Alaska Airlines") and America West Airlines ("America West") (a wholly-owned subsidiary of America West Holdings Corporation)) to acquire warrants which are exercisable at US$1.96 per Points.com Inc. common share to acquire, in the aggregate, 8,930,633 Points.com Inc. common shares (representing approximately 27.6% of the common shares of Points.com Inc. on a fully-diluted basis). These warrants have a five-year term, with expiry dates between March 28, 2006 and April 1, 2007. In addition, Points.com Inc. had previously issued and at December 31, 2002 had outstanding options exercisable at a weighted average price of $0.03 per Points.com Inc. common share to acquire, in the aggregate, 3,902,382 Points.com Inc. common shares (representing approximately 12.1% of the common shares of Points.com Inc. on a fully-diluted basis). (To date during 2003, 182,800 of these options have been exercised.) These options will expire between February 5, 2005 and September 1, 2005.

Holders of options to acquire 2,781,715 Points.com Inc. common shares have been granted the right to put those shares to the Corporation for common shares of the Corporation and the Corporations applied to the TSX Venture Exchange to extend this put right to cover all Points.com Inc. common shares issuable on the exercise of such options. Additional information with respect to these warrants, options and put rights is set out in Note 10 to the Corporation's 2002 audited financial statements.

In accordance with the Restructuring Plan, the Corporation is now focused solely on the business of Points.com Inc. At the Corporation's Annual and Special Shareholders Meeting held on June 26, 2002, the Corporation's shareholders approved the proposed name change for the Corporation, from "Exclamation International Incorporated" to "Points International Ltd.",

reflecting this refined focus. In connection with the Restructuring Plan, the Corporation has wound down or divestited (or is in the process of divesting) most of its remaining interests in other Partner Companies and minority holdings. In accordance with the Restructuring Plan, the Corporation's management team and its board of directors was restructured to support the new focus on the business of Points.com Inc.

During the fourth quarter of 2001 and first quarter of 2002, financial statements for the Corporation were impacted by the sale and/or wind-down of some of the Partner Companies and minority holdings. As a result, the assets and liabilities of the Corporation were reduced, along with operating expenses associated with divested operations. Due to the early stage of the development of these investments, there was no significant related loss of revenues as a result of the Restructuring Plan. The transaction costs of implementing the Restructuring Plan, including legal and accounting fees, were approximately $150,000.

3.2 Certain Acquisitions and Dispositions

ThinOffice

On June 6, 2002, in keeping with its strategy to focus exclusively on the business of Points.com Inc., the Corporation announced that it had sold its 100% stake in ThinOffice to a company owned in part by Bill DiNardo (ThinOffice's Chief Executive Officer) and David Keeler (the former Chief Technology Officer and a former director of Exclamation) for $2. The Corporation received an option to acquire 15% of the new parent company of ThinOffice. (The Corporation does not prescribe any value to this option.) ThinOffice was focussed on developing a subscription-based computing solution, and the assets sold included intellectual property and all computer equipment. As a result of this disposition, the Corporation's related loss from discontinued operations was approximately $1.21 million for 2001 and Net Assets and Shareholders Equity for 2001 were reduced by an additional $664,000 to reflect the loss on disposal.

Bigtree

The Corporation sold its 49% stake in Bigtree, an office products supply company, to Rochelle Mathias, Bigtree's founder, President and Chief Operating Officer on February 25, 2002. On completion of the disposition of Bigtree, the Corporation received cash of approximately $19,500. In addition, the Corporation entered into an agreement whereby it would receive a percentage of Bigtree's future earnings for one year, to a maximum payment of $80,500. During the third quarter of 2002, Points determined this $80,500 to be unrecoverable.

Valuations

The Corporation has not obtained and has no knowledge of any valuation opinions relating to ThinOffice or Bigtree.

3.3 Trends

General

Points has identified the following trends that could have a material impact on its business.

Growth of Loyalty Programs

Management of Points expects that the popularity of loyalty programs and the participation in them will continue to grow, as they offer significant value to both their operators and participants. As at the date hereof, according to the "*frequent flyer facts*" section of the web site of *InsideFlyer* magazine (www.webflyer.com), a leading publication for members of frequent traveler programs, "loyalty programs grow at a rate of 11% percent per annum, and in 2001 there are over 120 million members worldwide, with most residing in the United States (74 million). *American AAdvantage*, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members. More than 11,000 new members now enrol in the program each day". In addition, The Economist reported (in an article from its May 2, 2002 edition, entitled "*Fly me to the moon*") that in 2001, airlines sold "roughly $10 billion-worth of miles to partners, such as credit card firms". In another article (entitled "*Frequent-flyer economics*", from the same edition), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business", that "[r]oughly half of all miles are now earned on the ground, not in the air" and that "[with] the world-wide stock of unredeemed miles . . . close to 8.5 trillion . . . the total global stock of frequent flyer miles may now be worth almost $500 billion. As management believes that loyalty programs and Points offer complementary value, they expect that the growth of loyalty programs will provide an opportunity for Points itself to grow.

In addition, management expects that, as the operators of these programs respond to competitive pressure, they will continue to look for opportunities to enhance the value of their loyalty programs. Participation in Points' portfolio of products offers options for these operators of loyalty programs to achieve these ends. Points continues to explore opportunities with dozens of additional potential partners and expects revenues to increase through 2003 as a result of an increased number of partnerships.

Financial Difficulty in the Airline Industry

Various companies in the airline industry are currently experiencing financial difficulty, a trend that presents risks for Points. As a result, management of Points is watching these events closely.

On April 1, 2003, Air Canada announced that it had filed for protection from its creditors under the Canadian Companies' Creditors Arrangement Act ("CCAA") in order to facilitate an operational, commercial, financial and corporate restructuring. In a statement made by Air Canada, it was indicated that management of Air Canada expects the CCAA process to allow Air Canada to restructure its balance sheet and costs to complete its transformation into a leaner, more efficient, lower cost airline. The Aeroplan loyalty program was not included in the CCAA filing. In a further statement sent to the members of its frequent flier loyalty program, Aeroplan, Air Canada indicated that Aeroplan will remain unaffected by the restructuring and that

Aeroplan members will continue to earn and redeem benefits as usual. Aeroplan has been a participant in *pointsxchange* since April 2001 and, through its *pointspurchase* and *pointsgift* solutions, Points has facilitated the online sale and gift of miles to Aeroplan members since December 2001.

On January 22, 2003, when AMR Corporation (the parent company of American Airlines) reported a fourth quarter loss of $529 million, its Chairman and Chief Executive Officer noted publicly that "results such as the ones we reported today are unsustainable". The airline, along with others in similar situations, has pursued a strategy of cost savings to improve its performance. Points provides a number of solutions to enhance the AAdvantage program. In April 2001, AAdvantage became an original participant in *pointsxchange*, and has subsequently contracted for a number of *Points Solutions*, including *pointspurchase* and *pointsgift* (during July 2001), *pointstransfer* (October 2002), and other custom solutions involving the sale of elite status (December 2002) and integration with third parties (March 2002).

On August 11, 2002, US Airways Group, Inc. ("US Airways") announced that, in order to facilitate the prompt completion of its restructuring initiatives, the airline and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. The airline announced that it expects the action to allow it to effect cost savings as a means of ensuring its return to profitability. On March 31, 2003, US Airways announced that it (along with seven subsidiaries) had completed all required transactions and satisfied all remaining conditions to its reorganization plan, allowing US Airways to meet its March 31 target for fast-track emergence from Chapter 11 bankruptcy protection. During the second quarter of 2002, Points announced that it had entered into an agreement with US Airways for *pointspurchase*, *pointsgift* and *pointscorporate* solutions, and those solutions were implemented during the second and third quarters of 2002. There was no material impact on the Corporation's business with US Airways during this process.

While Points has legitimate concern about the potential deteriorating financial condition of its current and future airline partners, and the distractions and instability caused by this potential deterioration in financial condition (including the effect on contractual relationships with the Corporation), management expects such partners to maintain a strong commitment to their loyalty programs. Management also expects that these airlines will increase their focus on solutions that cut costs and enhance revenues. As *Points Solutions* offer cost savings and revenue enhancements for partners, management of Points expects its relationship with each of US Airways, American Airlines and Air Canada to continue to develop and to contribute future revenue for Points and that its portfolio of *Points Solutions* will continue to hold its appeal to current airline partners in these challenging times.

Consumer Travel Trends

There is also potential that, due to war, unstable international relations and the threat of terrorist activity or continued military conflict in the Middle East or elsewhere, loyalty program participants may have lower levels of interest in travel. This trend offers both a potential threat and an opportunity to enhance the appeal of *pointsxchange*. While airline loyalty programs are significant participators in *pointsxchange*, the exchange also offers the option for participants to exchange "currencies" from airline programs to retail programs (e.g., through *pointsxchange*, members of frequent flyer programs can exchange their miles for gift certificates to be redeemed

at retail outlets). In addition, if participants are flying less and accumulating less frequent flyer points, there is an opportunity to allow participants to use *pointsxchange* to consolidate "currencies" from various loyalty programs to earn target rewards more quickly. Points' portfolio of custom technology solutions also offer other opportunities for loyalty program members to earn rewards more quickly.

Points technology solutions also offer a number of benefits to the operators of loyalty programs. In addition to the ability to offer more services and options to program members, Points' solutions also add new revenue sources and/or enhance existing revenues. As competition among loyalty programs and travel providers increases and international tensions affect travel habits, these solutions offer alternate opportunities for loyalty programs to earn revenue.

ITEM 4: Narrative Description of the Business

4.1 General Review of Points Operations

Principal Products and Services

Points' revenue is largely derived through agreements for *Points Solutions*, including the sale of *pointsplus*™ memberships, commissions from *pointsxchange* activity, revenues from transaction processing and fees to develop and maintain custom technology solutions. More detail is provided in Section 4.2, "Overview of Points' Business".

In addition, the Corporation earns some interest income through its cash reserves, some of which is invested in instruments generating a return of approximately 1 - 2 % annually. The remaining cash is invested in short-term, liquid money market funds or cashable GICs, earning similar or slightly higher rates of interest.

Competitive Conditions

Generally, Points' contracts with loyalty program partners, for both participation in *pointsxchange* and for provision of custom technology solutions, including the *pointspurchase* solution, can be cancelled with minimal notice (typically 60 or 90 days, depending on the contract) from either party and neither party agrees that the relationship shall be exclusive. As a result, the Corporation could face new, unforeseen competition on short notice or could be forced to change its business model.

Several indirect competitors are currently in the market with limited product offerings. Other Internet sites that offer financial and account aggregation and management (e.g., *MileageManager*) are potential competitors. These competitors currently offer a product similar to the Corporation's *pointsfolio*™, but do not offer an exchange function. Management believes that none of the competitors is actively partnering with loyalty programs to independently provide a solution similar to *pointsxchange* service. Rather, these indirect competitors are only able to retrieve and display member account information.

Management believes that a number of competitors with loyalty program relationships and larger resources have the ability to develop solutions similar to *pointspurchase*, and is aware that one competitor, MilePoint Inc. ("MilePoint"), has developed services similar to Points' custom

service solutions (such as the *pointspurchase* solution). During 2002, MilePoint announced agreements to facilitate the online sale of currencies to members of the loyalty programs of Northwest Airlines ("Northwest"), Delta and Midwest Express Airlines ("Midwest Express"). Management expects that MilePoint will continue to compete to provide such custom technology solutions and that Points will continue to face competition on bids for this type of service from MilePoint and other future competitors. While management expects to continue to remain competitive, this competition could ultimately affect the profitability of the Corporation.

Companies such as IBM Ltd. and Sabre Inc. ("Sabre") (a leading provider of technology for the travel industry) are potential competitors for Points' services. Sabre in particular has greater resources and extensive relationships with airlines, although a significant investment in time and resources would be required to develop offerings similar to those offered by Points.

Points has established mutually beneficial relationships with potential competitors. During April 2002, Points and Sabre entered into a formal agreement with Sabre that has resulted in Points' solutions being marketed to loyalty programs internationally by Sabre. Sabre focuses on international markets, working in complement with Points' business development team, which focuses on North American markets. With operations in 45 countries, Sabre's marketing network has global reach and established relationships with major loyalty programs.

Points has also entered into an agreement with Frequent Flyers Services ("FFS") to offer a new service that combines the features of *pointsxchange* with the comprehensive mileage management and aggregation features of FFS's *MileageManager* program. Points and FFS are jointly marketing the new points management system, with a focus on travel and related portals. Revenues earned through the new service will be shared with participating portals based on activity that originates from a portal site.

To mitigate competitive threats, Points also strives to offer unique value in its *pointspurchase* and *pointsxchange* concepts. A key factor in the exchange's continued success is Points' strong relationships with loyalty program partners and with leading industry providers. These relationships are also the foundation for the continued success of the *pointspurchase* business. To date, none of Points' agreements with operational loyalty programs has been cancelled, and to the knowledge of the Corporation, existing customers of the *pointspurchase* solution have not entered into similar agreements with competitors. However, the Corporation acknowledges that the market for the Corporation's services remains competitive and the Corporation's management is constantly monitoring and reacting to competitive changes in the marketplace.

Status of New Products

During 2002, Points expanded its portfolio of custom technology solutions, developing new offerings such as *pointscorporate*, *pointstransfer*™, *pointsdonate*™ and *pointsintegrate*, as well as a custom solution to facilitate private label exchanges and the online sale of elite level memberships. More detail on these products is provided in Section 4.2, "Overview of Points' Business".

Raw Materials, Component Parts and Finished Products

As described in Section 4.2, "Overview of Points' Business", almost all of the Points' business is conducted electronically. Accordingly, the sources, pricing and availability of raw materials and component parts for the Corporation are not known to be subject to any material constraints.

Intangible Property

Points holds the rights to the Points.com and Points.net domain names and has several trademark applications in process. During July 2001, MyPoints.com, Inc., ("MyPoints") (a wholly owned subsidiary of United New Ventures and part of the UAL Corporation family of companies) filed a Statement of Opposition in Canada to Points' application for the word trade-mark "Points.com". Points management believes that the arguments put forward by MyPoints have little merit, and understands that MyPoints was only able to file a Statement of Opposition for use of the word trade-mark in Canada (and not in the Unites States). Points filed a Counterstatement To Opposition on October 26, 2001. On May 23, 2002, MyPoints filed further evidence in the matter. On March 27, 2003, Points filed Rule 42 Evidence in the matter, and expects cross-examinations to take place within six months of this filing date. Points management believes that the arguments put forward by MyPoints have little merit, and understands that MyPoints was only able to file a Statement of Opposition for use of the word trade-mark in Canada (and not in the U.S.A.).

Material technologies used in the business are owned by Points, and Points has made an application on March 27, 2001 to register U.S. Patents covering "the process for managing and exchanging points that are issued and redeemed in the context of a loyalty program". In addition, the Corporation owns lists of loyalty program members using Points' services.

As Points operates in a technology-based environment, its own intellectual property and its access to the property of its loyalty program partners are critical to the Corporation's ongoing business.

Seasonality

Over Points' course of operation, no seasonal trends have become evident to management.

Contracts

The Corporation anticipates the renegotiation of several contracts in the current financial year to occur in the normal course of business. In the event that such contracts are not renegotiated on terms reasonably satisfactory to the Corporation, the Corporation's business could be materially adversely affected. However, the Corporation's management does not anticipate that material contracts will not be successfully renegotiated.

Environmental

Due to the nature of the Points' business, management of the Corporation does not expect the financial and operational effects of environmental protection requirements on the capital

expenditures, earnings and competitive position of the Corporation to be material to the Corporation.

Employees

As at December 31, 2002, Points had approximately 40 employees. As at the filing date (April 24, 2003), Points had 43 full-time, 1 part-time employee and 3 full-time contractors.

Foreign Operations

Due to the nature of Points' business, management of the Corporation does not believe that there are any particular risks associated with the foreign operations of the Corporation that differ materially from the risks associated with the domestic operations of the Corporation, although the Corporation believes that it is possible that it may face competition within foreign markets.

Reorganization

Refer to Section 3.1, "Three-Year History – Restructuring Plan", which discusses the Corporation's Restructuring Plan.

4.2 Overview of Points' Business

Introduction

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions to the loyalty program industry. The Corporation's technology solutions offer what management refers to as a "loyalty program asset management system" led by *pointsxchange.*

The Corporation also offers a portfolio of custom solutions to loyalty programs, based on technology developed and managed internally, including *pointspurchase* and *pointsgift*, technology solutions which facilitate the online sale of miles, points and currencies to members of a number of major loyalty programs.

Background

In early 2000, a senior management team with significant experience in the loyalty industry was hired to develop the business. In April 2001, Points launched an online service allowing consumers who are members of loyalty programs to exchange their points between participating loyalty programs by opening a *pointsplus* account (this service is referred to as "*pointsxchange*"). The business is made possible through the technology and website developed by Points. *pointsxchange* has attracted 35 participants to date, including the loyalty programs of:

- American Airlines;
- Air Canada;
- Delta;

- Imperial Oil (through the Esso Extra Program); and
- InterContinental Hotels Group PLC ("InterContinental Hotels") (formerly Six Continents Hotels, Inc.).

Points also serves as a central resource to help individuals manage a number of their major loyalty programs. The exchange and other services are provided through Points' website, which is also the primary contact and interface between Points and its account holders.

Loyalty program members can open an account with Points at no cost, entitling the accountholder to use all of the site functionality except for the *pointsxchange* feature. To use the *pointsxchange* feature, an account holder must purchase the service for each exchange or on an annual fee basis.

Customized Services to Loyalty Programs

The core infrastructure and technology platform developed for the exchange has been augmented to offer a portfolio of customized technology services for loyalty programs. In July 2001, Points introduced its *pointspurchase* and *pointsgift* technology solutions, designed to facilitate the online sale and gift of miles, points and other loyalty program currencies.

Points currently facilitates the online sale and/or gift of miles for:

- American Airlines;
- Air Canada;
- US Airways;
- Deutsche Lufthansa AG ("Lufthansa");
- America West;
- Alaska Airlines;
- Cathay Pacific Airways Limited; and
- InterContinental Hotels Group (formerly named Six Continents Hotels).

Points' suite of custom technology solutions continues to expand. During 2002, Points developed new *Points Solutions* including:

- *pointscorporate* (facilitating the sale of loyalty program currencies to corporate partners) (on April 2, 2003, a patent was filed with respect to this solution, referring to the "apparatus and method of distributing and tracking the distribution of incentive points".);

- *pointstransfer* (facilitating the amalgamation or transfer of loyalty program currencies among multiple accounts); and

- *pointsintegrate* (solutions to facilitate partner integration for loyalty programs), and also has offered other custom solutions, including the sale of elite status to members of loyalty programs.

During 2002, Points signed contracts with 16 new partners involving a number of these services, including comprehensive agreements with:

- Six Continents Hotels, in April 2002, involving a portfolio of Points' innovative technology solutions for the Priority Club® Rewards program, including *pointsxchange*, *pointspurchase* and *pointstransfer*, and a custom solution to facilitate the online sale of elite program memberships. Effective April 16, 2003, Six Continents Hotels is now operating under the name InterContinental Hotels Group. The Priority Club® Rewards program continues under this name;

- Alaska Airlines (an early *pointsxchange* participant), in August 2002, involving *pointspurchase* and *pointscorporate* solutions; and

- US Airways, in May 2002, involving *pointspurchase* and *pointscorporate* solutions.

Revenue Model

Points earns revenue from the online exchange and the provision of services to loyalty program partners:

(a) *Revenue from custom technology solutions*:

Points earns a substantial portion of its revenue as a result of agreements to provide custom technology solutions for loyalty programs (for example, *pointspurchase* solutions). This revenue is generated in the form of charges for services and commissions paid to Points by the operators of loyalty programs.

(b) *Revenue from the online exchange*:

Commission fee revenue: Points retains a commission on all exchanges, based on a value of the loyalty currency tendered for exchange by the loyalty program member. Through the exchange model, the participating loyalty program sets a value on the currency tendered for "sale". Based on this valuation, a percentage is remitted to Points, and the remaining balance is used to purchase a currency of another participating loyalty program. The Corporation filed a U.S. Patent Application covering this exchange process.)

Consumer exchange fees: The payment by a customer of an annual fee allows unlimited *pointsxchange* transactions. Alternately, customers can pay a service fee for a single exchange.

Points – Senior Management Team

The Points senior management team consists of individuals with significant loyalty program experience and relationships with major loyalty programs and/or experience with early-stage ventures. For more information, refer to Item 8, "Directors and Officers".

ITEM 5: Selected Consolidated Financial Information

5.1 Annual Information

Points International Ltd.
Selected Consolidated Financial Information

	Year ended December 31		
	2002	2001	2000
Revenue	$ 2,368,292	$ 1,005,971	$ 3,299,895[1]
General and administration expenses	6,941,069	6,168,483	2,829,574
Net income (loss) - continuing operations	(7,691,648)	(7,365,633)	877,295
Net income (loss) per share – continuing operations			
- basic	(0.15)	(0.24)	0.04
- fully diluted	n/a	n/a	0.03
Net income (loss)	(7,807,378)	(11,199,492)	585,274
Net income (loss) per share			
- basic	(0.15)	(0.36)	0.03
- fully diluted	n/a	n/a	0.02
Cash and short-term investments	7,341,700	2,894,380	4,506,685
Total assets	13,140,020	8,421,152	10,238,555
Long-term liabilities	7,182,500	6,962,198	1,150,561
Cash dividends declared - per share	–	–	–
Shareholders equity			
- warrants	425,588	–	–
- convertible loans	–	–	–
- capital stock	14,361,033	9,532,173	8,366,223
- retained earnings	(19,200,816)	(11,393,438)	(193,946)
Total	(4,414,195)	(1,861,265)	8,172,277

1. Includes $2,889,700 attributed to appreciation on dilution of the Corporation's investment in Points.com Inc. during 2000.

The following factors affect the comparability of the data noted above:

1. During the fourth quarter of the year ended December 31, 2001, as part of the Corporation's efforts to change the direction of the business and focus its resources exclusively on the operations of Points.com Inc., the Corporation adopted a formal plan of disposal of Exclamation Europe, ThinOffice and ee. Also, as part of this restructuring, the Corporation disposed of its interest in Bigtree.

   During fiscal 2002, the Corporation acquired the minority interest of Points.com Inc. that it did not already own. Accordingly, included in the net income (loss) figures noted above are loss from discontinued operations of $115,730 in fiscal 2002, loss from discontinued operations and disposal of discontinued operations of $3,833,859 in fiscal 2001, and loss from discontinued operations of $292,023 in fiscal 2000.

2. Revenues in fiscal 2000 include $2,889,700, and revenues in fiscal 2001 include $89,035, of appreciation on dilution of investment, arising on the issuance of capital stock of Points.com Inc. Continuing revenues of this nature are not anticipated.

3. There were no significant changes in accounting policies, other than as required by the accounting regulatory bodies with respect to stock-based compensation. This change did not have a significant impact on the income and loss figures noted above.

5.2 Dividends

The Corporation has not declared or paid any dividends to its shareholders and may not do so without the prior approval of the holder of the Series Two Preferred Share in the capital of the Corporation. The Corporation will retain earnings for general corporate purposes to promote future growth. As such, the Board of Directors does not anticipate paying any dividends for the foreseeable future. Points' Board of Directors will review this policy from time to time having regard to the Corporation's financial condition, financing requirements and other relevant factors.

ITEM 6: Management Discussion & Analysis ("MD&A")

The following discussion and analysis of the financial condition and results of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2002.

6.1 General

Financial Results and Highlights

The financial statements and discussion presented within this MD&A and Annual Information Form ("AIF") are the audited consolidated financial statements of the Corporation for the year ended December 31, 2002.

Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

Overview

Points experienced substantial growth in revenues during 2002. Though public markets continued to be turbulent with negative pressures, particularly in the technology sector, the Corporation continued to make progress on key objectives: attracting new partners and expanding its portfolio of *Points Solutions*. The Corporation posted solid revenue growth through each quarter of the year, and achieved this while maintaining a stable cost base. Early in 2002, the Corporation was also able to raise additional capital through a private placement financing.

On April 11, 2003, Points announced that it closed a strategic investment transaction (the "USA Transaction") with USA Interactive (Nasdaq: USAI) ("USA"), pursuant to which USA (through an affiliate of USA created for the purpose of investing in the Corporation) made a Cdn$15.1 million investment in Points (for a 19.9% equity stake on an adjusted fully diluted basis), and obtained the right to acquire up to 55% of the common shares of Points (on an adjusted fully diluted basis) over the next three years. If USA fully exercises their right to acquire an additional 35.1% equity stake, they would make a further investment of approximately Cdn$74.9 million to $Cdn 93.6 million, depending of the year of exercise. See "Subsequent Events – Investment by USA Interactive", below.

Key Performance Drivers

A key performance driver for the Corporation is the ability to continue building relationships with additional loyalty program partners. Attracting new participants to *pointsxchange* and expanding the number of other *Points Solutions* used by current and potential partners are key in supporting revenue growth for Points. Agreements with leading industry programs (*i.e.*, American Airlines' AAdvantage, Deutsche Lufthansa AG's Miles & More, InterContinental Hotels' Priority Club® Rewards) are particularly important. Management of the Corporation believes that, to remain competitive, other loyalty players will strive to offer their program members the benefits offered through participation in *pointsxchange* and through other *Points Solutions*.

Segmented Information

In fiscal 2002, the Corporation's business was carried on in the industry of loyalty program asset management.

In fiscal 2001, the Corporation discontinued all of its operations except those of Points. The consolidated balance sheet and consolidated statement of operations for 2002 and 2001 present the financial position and results of operations for the Points business. All other activities are presented as discontinued operations.

Income Statement Discussion

a) Decrease in Net Loss and Increase in Revenue

Changes in EBITDA

For the year ending December 31, 2002, the Corporation's earnings before interest, taxes, depreciation and amortization ("EBITDA") were negative $4,572,777, compared with negative $5,162,512 for 2001. The decrease in the loss was related to the growth of revenues, partially offset by a smaller increase in the management of general and administration expenses, each as discussed below.

Decrease in Net Loss

The Corporation reported a net loss of $7,807,378 for 2002, compared with a net loss of $11,199,492 for 2001. In addition to the growth in revenue, the wind-down and divestment of certain Partner Companies in 2001 (in accordance with the Restructuring Plan) contributed to the decreased net loss for 2002. Points reported losses from discontinued operations of $3,833,859 for 2001 and $115,730 for 2002. The Corporation does not expect further losses from these discontinued operations.

Included in the 2002 net loss amount are non-cash expenses ($3,068,800) and discontinued operations and restructuring charges ($115,730), totalling $3,184,530 and accounting for approximately 40% of the net loss. Non-cash expenses contributing to the 2002 net loss included $2,408,800 of amortization and $660,000 of accrued interest on its outstanding Debenture (see "Balance Sheet Discussion – Convertible Debt" below) held by CIBC Capital Partners. CIBC Capital Partners has agreed to waive the repayment of interest on the Debenture in connection with repayment of the principal of the Debenture following a change in control of the Corporation resulting from the exercise of the Warrants issued in the USA Transaction (the exercise of such warrants would result in USA acquiring a majority interest in the Corporation) (see "Subsequent Events – Investment by USA Interactive" below). In connection with the USA Transaction, CIBC Capital Partners has also agreed to suspend the Debenture's conversion right under the Debenture for the duration of the term of the Warrants issued in the USA Transaction. If the conversion right is restored and the Debenture is converted, or the Debenture is automatically converted in certain circumstances, the accrued interest on any principal amount so converted ceases to be payable.

Increase in Revenue

The Corporation reported revenue of $2,368,292 for 2002, compared to revenue of $1,005,971 for 2001.

Almost all 2002 revenues were attributed to the provision of *Points Solutions* ($2,308,846). The growth in revenue was earned through contracts involving various *Points Solutions*. Management expects revenues to continue to grow in relation to the growth of customer contracts, strategic alliances and *pointsxchange* partners. In addition, the Corporation earned interest income of $59,446 for 2002, compared with $207,744 in 2001. Lower interest income for 2002 is related to a general reduction in interest rates.

Points has cash reserves, some of which are invested in short-term, liquid money market funds generating a return of approximately 1 - 2 % annually, or cashable GICs earning similar or slightly higher returns. As Points' business continues to grow, and as a result of the USA Transaction, it is expected that cash reserves and related interest income will also increase, although it is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings.

In contrast, during 2001, revenue came from four primary sources (for more information, refer to the Corporation's 2001 Annual Information Form), including:

- revenues from Points' services during 2001 totalling $686,194. (As discussed above, this revenue has increased and is expected to continue to grow.);
- an accounting gain of $89,035 on dilution of investment in subsidiary Points.com Inc. (Due to the completion of the Restructuring Plan, the Corporation does not anticipate continuing activity of this kind.);
- interest from cash reserves totalling $207,744;
- fees received by the Corporation from its Partner Companies for business consulting services, technology services and payment for infrastructure and support, totalling $22,998. (Due to the completion of the Restructuring Plan, the Corporation does not anticipate continuing activity of this kind.)

Certain Revenue Recognition Policies

Revenue from *pointsxchange* services are recognized as follows:

- Revenues from transaction processing are recognized as the services are provided under the terms of related contracts.
- Membership dues received in advance for services are recognized over the term of service.

Revenues from custom services contracts for the sale of loyalty program points (*i.e.*, for *pointspurchase* solutions) are recorded net of costs. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue on the consolidated balance sheet until remitted.

Non-refundable partner sign-up fees with no fixed term and for which the Corporation is under no further obligations are recognized when the revenue is received.

Custom web site design revenues are recorded on a "percentage-of-completion" basis.

Increase in Expenses

General and administration expenses grew from $6,168,483 in 2001 to $6,941,069 in 2002. This increase reflects the cost of expanding operations, including the launch of a number of new

custom technology solutions. These expenses are expected to grow as operations and revenues expand, although the Corporation expects that general and administration expenses will continue to be managed prudently and will not grow as quickly as revenues.

Increase in Amortization Expenses

The Corporation recorded amortization expenses of $2,408,800 in 2002, compared to $1,836,814 for 2001. The increase was attributed to the acquisition of technology related to the purchase of the minority interest in Points.com Inc. (in accordance with the Restructuring Plan) and the acquisition of capital assets, specifically technology costs. The following table outlines Points' amortization schedule through 2005, based on assets owned at December 31, 2002:

	2003	**2004**	**2005**	**Total**
Deferred charges	$ 328,763	$ 82,191	–	$ 410,954
Intangible assets	756,201	756,201	$ 179,051	1,691,453
Capital assets	1,484,783	279,416	–	1,764,199
	$ 2,569,747	$ 1,117,808	$ 179,051	$ 3,866,606

Discontinued Operations

The Corporation had the following discontinued operations in 2002:

(a) during 2002, in accordance with the Restructuring Plan, the Corporation sold its 100% stake in ThinOffice for $2. The Corporation received an option to acquire 15% of the new parent company of ThinOffice. Section 3.2 of this AIF contains further details on the financial impact of this transaction;

(b) on February 25, 2002, also in accordance with the Restructuring Plan, the Corporation disposed of its interest in Bigtree. The Corporation received $19,500 to settle all loans receivable, $22,900 for reimbursed expenses and an option to earn a percentage of Bigtree's future earning for one year, up to $80,500. During the third quarter of 2002, Points determined this $80,500 to be unrecoverable. The disposition had minimal impact on the Corporation; and

(c) the Corporation has also wound down the operation of ee and expects to dispose of this interest at the earliest opportunity. The Corporation expects to incur minimal costs related to winding down ee.

Exclamation Europe and ee did not record any revenues for either 2002 or 2001, and ThinOffice did not result in revenues for the Corporation in 2002 and had revenues of $29,280 in 2001.

Points' loss from these discontinued operations amounted to $115,730 for 2002 and $2,163,602 for 2001. As the Corporation does not expect to have further discontinued operations as a result of the focus imposed by the Restructuring Plan, the Corporation does not expect to continue to incur similar losses going forward.

b) Earnings Per Share

The Corporation's basic earnings per share are calculated on the basis of the weighted average number of outstanding common shares for the year, which amounted to 51,656,033 shares at December 31, 2002, compared with 30,997,824 at December 31, 2001. The number of outstanding shares is the result of the issuances described in "Decreasing Shareholder Equity", below.

The Corporation reported a net loss of $0.15 per share for 2002, compared to a net loss of $0.36 for 2001. For 2001 and 2002, the number of fully-diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). The fully diluted calculation for both fiscal 2001 and 2002 would have otherwise included issued and outstanding Series A preference shares, Series B warrants and the Employee Stock Option Plan options. Therefore, in accordance with Generally Accepted Accounting Principles, fully-diluted loss per share is deemed to be the same as basic earnings per share. The effect of the USA Transaction (refer to the following "Subsequent Events – Investment by USA Interactive" section for more information) would also be anti-dilutive.

Balance Sheet Discussion

a) 2002 Financing Activity

On February 15, 2002, the Corporation issued 12,000,000 common shares in a private placement for gross proceeds of $3,000,000. A commission of $230,500 was paid and 922,000 broker warrants were issued with an exercise price of $0.25 per share in connection with this private placement.

b) Increase in Cash and Short-Term Assets

At December 31, 2002, the Corporation had a consolidated cash position of $7,341,700, compared with $2,894,380 at December 31, 2001. Current assets at December 31, 2002 were $8,266,699 compared with $3,568,459 at December 31, 2001.

The increase in cash during 2002 was related to the growing operations of Points, including the number of new partners gained and *Points Solutions* contracted. Management expects to continue to generate growing amounts of cash through Points' operations in 2003, and notes that the April 2003 investment of $15.1 million by USA also increases the Corporation's cash

c) Decrease in Total Long-Term Investments and Increase in Intangible Assets

The Corporation's long-term investments decreased from $171,129 at December 31, 2001 to $151,629 at December 31, 2002. The only remaining long-term investment is related to Points'

minority interest in ThinApse. The decrease during 2002 was related to the disposition of investments in minority interests and Partner Companies.

The Corporation reported an increase in intangible assets during 2002, resulting from the acquisition of the minority interest of Points.com Inc. (in relation to the Restructuring Plan). In accordance with the *CICA Handbook Section 3062*, management will review goodwill or other intangibles for impairment in value.

d) Decrease in Capital Assets and Deferred Finance Charges

The Corporation reported a decrease in capital assets to $1,764,199 at December 31, 2002, from $3,231,535 at December 31, 2001. The decrease was related to the amortization of capital assets during the year. Management expects the carrying amount of capital assets to continue to decrease through the amortization period. The Corporation had deferred finance charges of $410,954 net of amortization in 2002 ($739,717 for 2001). These charges resulted from the issuance of a convertible debenture during 2001, and will be amortized over three years.

e) Increase in Liabilities

Current liabilities at December 31, 2002 were $10,371,715, compared with $3,320,219 at December 31, 2001. The increase was related to increased deposits, deferred revenue, accounts payable and accrued liabilities

Increased deposits are related to the growth of Points' custom technology solutions business during the year. The provision of custom technology services involves the collection of revenue derived from the sale of loyalty program currencies, a portion of which is remitted at a later date to the related loyalty program partner. As the custom technology business grows, management expects deposit levels to also increase, along with cash reserves. At December 31, 2002, Points had obligations of $1,017,956 related to accounts payable and accrued liabilities (compared to $486,605 in 2001), and $8,946,631 related to deposits (compared to $2,096,865 in 2001), which management expects to continue to grow, along with cash reserves, as the business grows. At December 31, 2002, the Corporation has no long-term obligations related to capital leases.

Total liabilities were $17,554,215 at December 31 2002, compared with $10,282,417 at December 31, 2001, with most of the increase resulting from increased current liabilities as discussed above.

f) Convertible Debt

On March 15, 2001, the Corporation issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC Capital Partners") a senior secured convertible debenture (the "Debenture") in the amount of $6,000,000. $2,000,000 of the principal was due on March 15, 2003 and $4,000,000 was originally due on March 15, 2004. Interest on the Debenture accrues at a rate of 11% per annum. $665,600 of the interest was due on March 15, 2003 with the remaining interest due on March 15, 2004.

The Debenture holder had the right to convert $2,000,000 of the principal plus all accrued interest into 3,809,254 common shares of the Corporation. As well, the Corporation wrote a call

option on a portion of its shares of Points.com Inc. which would satisfy the remaining principal and accrued interest.

During 2002, as part of the Restructuring Plan, the terms of the Debenture were amended. The call option on Points.com Inc. shares was terminated and the Debenture holder now has the right to convert the entire principal amount into 18,908,070 common shares of the Corporation; accrued interest ceases to be payable on converted principal. In the event that the Debenture is not converted, the principal of $6,000,000, together with accrued interest at a rate of 11% per annum, is due on March 15, 2004. Accordingly, accrued interest payable of $1,182,500 is included with the Debenture in long-term debt as a non-current liability in the consolidated balance sheet. At the election of the Debenture holder, the term may be extended by up to four one-year periods.

As consideration for restructuring the terms of the Debenture, the Corporation issued to CIBC Capital Partners 250,000 common shares valued at $62,500 and 595,667 warrants, valued at $37,825. As well, the Corporation issued to CIBC Capital Partners one Series One Preferred Share, the terms of which are summarized in Note 8 to the Corporation's 2002 audited financial statements.

In connection with the USA Transaction, CIBC Capital Partners has agreed to waive the repayment of interest on the Debenture in connection with repayment of the principal of the Debenture following a change in control of the Corporation resulting from the exercise of the Warrants issued in the USA Transaction (see "Subsequent Events – Investment by USA Interactive" below). In connection with the USA Transaction, CIBC Capital Partners has also agreed to suspend its conversion option; if the conversion option is restored and the Debenture is converted, or the Debenture is automatically converted in certain circumstances, the accrued interest on any principal amount so converted ceases to be payable.

The debenture is secured by a general security agreement.

g) Decreasing Shareholder Equity

The deficit in shareholder equity has increased from $1,861,265 at December 31, 2001 to $4,414,195 at December 31, 2002. The increased deficit was related to Points' operating loss during 2002. Management expects the deficit in shareholder equity to shrink as the Points business grows.

The Corporation issued common shares during the fiscal year ended December 31, 2002. A breakdown of the issuance of common shares is as follows:

- 7,286,160 common shares were issued pursuant to an exempt take-over bid, in exchange for the minority interest in the shares of Points.com Inc. that the Corporation did not own;
- 250,000 common shares were issued to the Debenture holder as payment for restructuring its terms;

- 1,187,290 common shares were issued in exchange for consulting services provided by a director of the Corporation. (This consulting contract expired during 2002.);

- 12,000,000 common shares were issued in a private placement;

- 99,155 common shares were issued at fair market value in exchange for common shares in Points.com Inc. under the exercise of a liquidity put right;

- 250,000 common shares and 1,000,000 common share purchase warrants were issued, at an exercise price of $0.25 per share, to be issued in tranches, pursuant to a strategic affiliation and linking agreement dated February 26, 2002 with an arm's-length party.

- 580,000 common shares were issued in a private placement in consideration of services; and

- 31,000 common shares were issued in a private placement in consideration of property.

Subsequent Events

The following events have occurred since December 31, 2002:

a) Agreement with eBay Inc.

On February 21, 2003, Points announced that it had entered into a formal agreement with eBay Inc. The agreement engages Points to develop a number of solutions for eBay. The new relationship involves Points Solutions including *pointscorporate* and *pointsintegrate*. The contract has a term until December 2005, subject to certain exceptions. Points and eBay will announce further information as the solutions launch, expected during the second quarter of 2003.

b) Investment by USA Interactive

On April 11, 2003, Points closed the USA Transaction pursuant to which USA (through an affiliate of USA created for this purpose), made a Cdn$15.1 million investment in Points.

USA engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvía in Germany. Information & Services includes Ticketmaster, Match.com, uDate, Citysearch, Evite, Entertainment Publications and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

USA has built a number of successful interactive properties, and the Corporation believes USA will be a key strategic partner to help deliver growth for Points.

The following is a general summary of the terms of the USA Transaction, although more comprehensive disclosure is contained in the material change report of the Corporation dated March 21, 2003, all of which is hereby incorporated by reference.

Under the USA Transaction, Points issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million. The Series Two Preferred Share is convertible, for no additional consideration, into 18,432,427 common shares (19.9% of the common shares of Points (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase price of the Series Two Preferred Share resulting in an effective price per underlying common share of $0.67 and $2.7 million has been allocated to the purchase price of the Warrants. The Warrants are exercisable over three years to acquire up to 55% of the common shares of Points (calculated on an adjusted fully diluted basis) less the number of common shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points current capitalization, the Warrants are exercisable to acquire 72,247,700 common shares at an effective price per common share of $1.04 in year one, $1.17 in year two and $1.30 in year three (resulting in an additional investment by USA in Points, depending on the year of exercise, of up to approximately $74.9 million if fully exercised in year one, $84.2 million if fully exercised in year two or $93.6 million if fully exercised in year three). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

If not previously converted by the holder thereof, the Series Two Preferred Share will be automatically redeemed by Points on March 31, 2013 for an amount (the "Redemption Amount") equal to the greater of $12.4 million plus 7% per annum and the market value of the common shares into which the Series Two Preferred Share then could be converted. The Series Two Preferred Share also is to be redeemed if there is a change of control of Points before the expiry of the Warrants for an amount equal to the greater of (i) 125% of the Redemption Amount and (ii) the greater of the value at the time of the change of control of the common shares into which the Series Two Preferred Share then could be converted and the value on the day prior to public announcement of the change of control transaction of the common shares into which the Series Two Preferred Share then could be converted. Additionally, the Series Two Preferred Share entitles the holder to various rights, including to:

- receive dividends with the holders of common shares on an "as converted" basis;
- vote with the holders of common shares on an "as converted" basis (and, until exercise of the Warrants, to a maximum of 19.9% of the votes that may be cast);
- vote separately as a series with respect to certain material transactions involving Points, and
- elect two members to the Board of Directors of Points and to have one member sit on each committee of the Board of Directors.

Under an investor rights agreement entered into on the closing of the transaction, USA and its affiliates have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuance of shares, matching rights for change of control transactions,

approval rights over certain material transactions and rights to board and board committee representation.

On March 21, 2003 and in connection with the USA Transaction, the Corporation, USA and CIBC Capital Partners entered into a consent and amendment agreement (the "Consent Agreement"). Under the Consent Agreement Points and CIBC Capital Partners agreed that, effective on the closing of the USA Transaction, the Debenture was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a change in control of Points resulting from the exercise of the Warrants and (ii) the Debenture will not be convertible so long as the Warrants are outstanding and will not be convertible after the Warrants cease to be outstanding if the CIBC Debenture is repaid within 30 days of the change of control referred to in (i). As a result of the creation of the Series Two Preferred Share as a voting share, the terms of the Series One Preferred Share in the capital of the Corporation are required to be amended to preserve CIBC Capital Partners' rights with respect to the payment of a dividend on the Series One Preferred Share on an acquisition by a third party of voting control of Points. Points has agreed in the Consent Agreement that it will propose this amendment to the terms of the Series One Preferred Share at its next annual shareholders' meeting. Points has also agreed in the Consent Agreement to pay to CIBC Capital Partners an amount equal to the dividend on the Series One Preferred Share in the event that there is a change in voting control of Points and no dividend is payable under the Series One Preferred Share.

The USA Transaction will result in an increase in cash that will be equal to the increase in preferred shares and equity. (The Series One Preferred Share represents $12.4 million in preferred share liability, and the Warrant represents $2.7 million in equity.) For accounting purposes, the preferred share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement.

The impact on earnings per share would be further anti-dilutive (refer to "Income Statement Discussion", (b) "Earnings Per Share" for further explanation).

c) Options issued to employees during 2003

To date during 2003, the Corporation has granted options to acquire 341,500 common shares of the Corporation to employees as part of its employee stock option program.

Risks and Uncertainties

Risk Management

Investing in early-stage Internet-based businesses has a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out below, and review the trends noted in Section 3.3 of this AIF, before making an investment decision with respect to the Corporation.

High Dependence on Key Customers

For the year ended December 31, 2002, two key customers represented approximately 76% of the Corporation's gross revenues and three key customers represented approximately 96% of the Corporation's deposits. The inability of the Corporation to maintain and/or renew these relationships, or a material change in a key customers' business, could have a material adverse impact on the Corporation's business, operations and prospects.

Competition

The Corporation must compete with a wide range of companies that seek to provide custom technology services, from small companies to large companies. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, decreasing its ability to be competitive and operate as a viable business. The Internet-based market is highly competitive and the failure of the Corporation to be competitive could have a material adverse impact on its business, operations and prospects.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Dependence upon Key Personnel

The success of the Corporation is substantially dependent on the services of key members of the management team. Despite the fact that the Corporation maintains "key man" insurance on certain of its officers, the success of the Corporation is dependent upon such key personnel and loss of such management or personnel could adversely affect the Corporation's business, operations and prospects.

Limited Financial Resources

The financial resources of Points are limited, although improved as a result of the USA Transaction, pursuant to which USA made a Cdn$15.1 million investment in the Corporation.

For 2002, Points reported $2,876,504 of cash flows provided by operating activities and deposits held of $8,946,631. Points' ability to pay its liabilities, exploit its opportunities and fund growth could in future be dependent upon its ability to obtain additional financing either by debt, equity or other means.

The ability of the Corporation to arrange such additional financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. The nature of the relationship with USA (including the ability of USA to acquire control of the Corporation, to exercise pre-emptive rights and the right to match third party offers for the Corporation), as discussed herein, may result in difficulties for the Corporation to find new third parties willing to make debt or equity investments in the Corporation.

If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and the repayment of or interest payments upon such debt could have a negative effect on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements, or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a materially adverse effect on the Corporation.

Impediments to Material Transactions

Under the investor's rights agreement entered into by the Corporation and USA in connection with the USA Transaction, in the event there is an offer to effect any transaction that could result in any person (or group of persons) other than USA acquiring (a) assets of Points and/or its subsidiaries that are, individually or in the aggregate, material to Points or any of its subsidiaries, or (b) 20% or more the equity of, or voting rights in respect of, Points or any of its subsidiaries, USA is entitled to notice of such transaction and the right to propose a matching transaction. The existence of this matching right in favour of USA will significantly reduce the probability that a third party would propose a transaction in the nature described above and that could otherwise have been beneficial to the Corporation and its shareholders.

Liabilities of Points

As at December 31, 2002, Points had outstanding consolidated current liabilities of $10,371,715 and consolidated total liabilities of $17,554,215, including the Debenture (plus accrued interest of $1,182,500) amended as per "Subsequent Events – Investment by USA Interactive", above and the Series One Preferred Share. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation's efforts to engage people who have experience in the Corporation's area of business, some of the directors and officers have been and will continue to be engaged in other businesses and situations may arise

where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to and governed by the law applicable to directors' and officers' conflict of interest, including the procedures prescribed by the *Business Corporations Act* (Ontario).

Limited Operating History

Points has a brief financial history and has very recently changed its operating objectives by implementing the Restructuring Plan. The Corporation's future success is reliant almost exclusively on its ability to develop new contracts for *Points Solutions*. There can be no assurance that the Corporation will be successful in developing Points into a profitable corporation.

The Growth and Development of the Internet

The development of the Internet, the level of usage of the Internet, the introduction of new products and services by Points or its competitors may materially affect the Corporation's business, operations and prospects.

Limited Customers

There can be no assurance that Points will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of Points may have long-standing relationships with their customers. As a result, it may be difficult for Points to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.

Revenues

Operating revenues are derived from contracts for *Points Solutions*. This includes revenue from custom technology services business, in the form of development fees, maintenance fees and commissions, and revenue from *pointsxchange* in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Points business, and in securing continued contracts for its customs services business. Competition or other business factors may have a material adverse effect on the Corporation's business.

Financial Information of Minority Holdings

Financial information for ThinApse contained herein has been obtained from this company and is based on internal financial information provided by ThinApse. No separate review or audit process on this information has been undertaken by the Corporation's auditors. Therefore, the financial information with respect to such minority positions may, once or if audited by the Corporation, vary materially from the information contained herein.

6.2 Quarterly Information

Points Selected Quarterly Information (Consolidated)
(Prior years restated to reflect the Restructuring Plan)

2002	**Q1**	**Q2**	**Q3**	**Q4**
Revenue	$ 299,351	$ 427,534	$ 729,467	$911,940
Net income (loss) – continuing operations	(1,814,507)	(2,390,069)	(1,725,072)	(1,762,000)
Net income (loss)	(1,930,237)	(2,390,069)	(1,725,072)	(1,762,000)
Net income (loss) per share - continuing operations	(0.04)	(0.05)	(0.03)	(0.03)
Net income (loss) per share	(0.04)	(0.05)	(0.03)	(0.03)

2001	**Q1**	**Q2**	**Q3**	**Q4**
Revenue	$ 46,384	$ 345,064	$ 302,009	$312,515
Net income (loss) – continuing operations	(1,007,987)	(2,575,123)	(1,825,163)	(1,957,359)
Net income (loss)	(1,502,541)	(3,287,526)	(2,571,584)	(3,837,840)
Net income (loss) per share - continuing operations	(0.03)	(0.08)	(0.07)	(0.06)
Net income (loss) per share	(0.05)	(0.11)	(0.08)	(0.12)

6.3 Liquidity and Capital Resources

Ability to Generate Cash

Points business is expected to generate growing cash flows through the growth of the number of contracts for *Points Solutions* . In addition, on the closing of the USA Transaction (see Section 6.1, "General - Subsequent Events" for more information), the Corporation received $15.1 million in cash.

Over the longer term, the Corporation expects continued growth in its custom technology services business, and higher rates of growth for its *pointsxchange* service, although the growth from these services will require some growth in expenses.

The Corporation cannot be assured that revenues generated will be sufficient to meet liabilities as they come due. The Corporation reported positive cash flows provided by operating activities for 2002, and also reported deposits at December 31, 2002 of $8.9 million. In the longer-term, if the Corporation is not able to achieve profitability, the failure to obtain additional financing could prevent the Corporation from having sufficient cash flow to fund its ongoing operations.

Liquidity

Revenue is the key indicator of liquidity for Points' operations. Balance sheet indicators of liquidity include cash, accounts receivable and accounts payable. As the Corporation continues to gain contracts for its portfolio of *Points Solutions,* revenues are expected to grow, resulting in increased cash.

The custom technology solutions activity in particular generates a positive flow of cash. Through arrangements with partner loyalty programs, such as those for *pointspurchase* and *pointscorporate* solutions, Points processes transactions involving the online sale of loyalty currencies, and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the resale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue until ultimately remitted.

Points' cash may not be sufficient to fund operations to profitability, and the Corporation may need to continue to explore options to increase liquidity.

Capital Resources

At December 31, 2002, Points was committed under various capital lease agreements for technology under development whereby it is required to make monthly blended payments of principal and interest of approximately $65,000. At December 31, 2002, the current portion of obligations under capital leases was $407,128.

Other commitments include $1,182,500 related to accrued interest on the $6 million debenture of CIBC, the $6 million debenture, and $9,964,587 related to deposits, deferred revenue, accounts payable and other accrued liabilities. In connection with the USA Transaction, CIBC Capital Partners has agreed to accept repayment without interest within 30 days of any change in control as a result of the exercise of the USA warrants and to waive its conversion right to long as the warrants issued are outstanding and within 30 days thereafter if the Debenture is repaid.

If the Warrants issued in the USA Transaction are exercised in full, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive between approximately $74.9 million and $93.6 million, depending on the year of exercise. If a change of control occurred on the exercise of the Warrants, the Corporation would be required to repay the $6 million principal amount of the Debenture, plus pay out any dividend then payable on the Series One Preferred Share (to a maximum of $24 million). In this situation, the Corporation would have sufficient cash to make such payments.

If the Warrants issued in the USA Transaction are not exercised prior to the maturity of the Debenture (and the Debenture is not converted into equity), the Corporation would then be required to repay the $6 million principal amount plus all accrued interest on the Debenture.

(Interest accrues at $55,000 per month, and totalled $1,182,500 at December 31, 2002. At May 1, 2006, an additional $2,200,000 in interest will have accrued.) There is no certainty that the Corporation would have sufficient cash at such time to make such payments.

Trends and Uncertainties

Points has identified trends that could have a material impact on its business. Refer to Section 3.3 of this AIF for a more complete review of trends or uncertainties.

6.4 Results of Operations

This MD&A contains forward looking statements about matters that involve risks and uncertainties, such as statements of the Corporation's plans, objectives, expectations and intentions, as well as financial trends. As a consequence, actual results might differ from results or forecasts suggested in these forward looking statements. The discussion also includes cautionary statements about these matters. Readers should consider the cautionary statements as being applicable to all forward looking statements wherever they appear in this document. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" as well as those discussed elsewhere herein.

ITEM 7: Market For Securities

Points' common shares are listed on the TSX Venture Exchange under the symbol "PTS".

ITEM 8: Directors and Officers

Name, Address and Occupation of Directors

The following table sets forth the name, municipalities of residence, term and current and five-year historic occupation of the directors of the Corporation. Each director is elected to hold office until the Corporation's next annual shareholders' meeting or until his successor is elected or appointed. Points' next annual and special meeting is expected to be held on June 26, 2003.

The directors of the Corporation are as follows:

Name and Municipality of Residence	Office	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Douglas A. Carty[1] Rye, New York	Chairman of the Board	Feb. 2002 – present	CFO, Laidlaw Inc. (Jan. 2003 –) CFO, Atlas Air Worldwide Holdings Inc. (Jul. 2001 – Dec. 2002) CFO, Canadian Airlines (Jul. 1996 – Jul. 2000)
Marc B. Lavine[1] Paris, France	Vice-Chairman of the Board	Feb. 2000 – present	CEO, Exclamation (Jun. 1999 – Feb. 2002) President, Exclamation (Dec. 1997 – Jun. 1999) Vice President, Cyberplex (Jan. 1995 – Dec. 1997)
T. Robert MacLean[3] Toronto, Ontario	CEO and Director	Feb. 2002 – present	CEO, Points (Feb. 2002 –) CEO, Points.com Inc. (Feb. 2000 –) (and President, Points.com Inc., Feb. 2000 – Feb. 2002) Vice-President, other positions, Canadian Airlines (1988 – 2000)
Christopher J.D. Barnard[2] Toronto, Ontario	President and Director	Feb. 2000 – present	President, Points (Feb. 2000 –) and Points.com Inc. (Feb. 2002 –)Vice-President, Exclamation (Jul. 1998 – Feb. 2000) Associate, HDL Capital Corporation (Aug. 1996 – Jul. 1998)
Rowland W. Fleming[2] Mississauga, Ontario	Director	Feb. 2002 – present	Director for a number of public and private companies (Apr. 1999 –) President and CEO, The Toronto Stock Exchange (Jan. 1995 – Apr. 1999)
John W. Thompson[1] Toronto, Ontario	Director	Feb. 2002 – present	Managing Director, Kensington Capital Partners Limited (Aug. 2000 –) Executive Vice-President, Loblaw Companies Limited (Feb. 1978 – Apr. 1999)
J. Grant McCutcheon[1] Toronto, Ontario	Director	Feb. 2000 – present	Director, Lawrence & Company Incorporated (Dec. 1995 –)
Jim W. Kranias[2] London, England	Director	Feb. 2000 – present	Entrepreneur and Consultant (1996 –)

Name and Municipality of Residence	Office	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Christopher E.M. Payne[2 4] Toronto, Ontario	Director	Feb. 2003 – present	Managing Director, Financial Services, CIBC World Markets (Jun. 2000 –) Executive Vice-President, Financial Services, Whatifl.com (Jun. 1999 – Jun. 2000) Executive Vice-President, Financial Services, X. Com (Jan. 1999 – Jun. 1999) Executive Vice-President, Financial Services, BMO Nesbitt Burns Equity Partners (Nov. 1996 – Jan. 1999)

1 Audit Committee
2 Human Resources Committee
3 Mr. MacLean serves as an observer for both the Audit and Human Resources Committees
4 On February 28, 2003, Mr. John D. Orr (Managing Director and Executive Director, CIBC Capital Partners) of Toronto, Ontario resigned from the Board (a seat held from March 2001), and was replaced by Mr. Christopher Payne, Managing Director, CIBC World Markets. Mr Payne has also assumed responsibility for CIBC Capital Partners' investment in Points.

In connection with the closing of the USA Transaction, Points announced that two additional directors, elected by the holder of the Series Two Preferred Share, will join its board. The identities of these two directors have not yet been finalized, although it is expected that Anne M. Busquet, President of USA's Travel Services Group, will be one of the two directors. Points expects that these directors will join the board in May 2003 and it will issue a press release with respect to the directors at the time they join the board. Membership in the Corporation's Audit and Human Resources Committees will be revised to include one of the two directors elected by the holder of the Series Two Preferred Share.

Consulting Contract with a Company Owned by a Director

On December 20, 2001, the Corporation entered into a consulting contract with The Eyeland Corporation, a company wholly-owned by Marc Lavine. The Eyeland Corporation provided the consulting services of Mr. Lavine during 2002, which were settled by the issuance of 1,187,288 common shares of the Corporation, released quarterly through 2002. The terms of the contract were fulfilled by both partners.

Forgiveness of a Loan to a Director

The board of directors of the Corporation has approved the forgiveness of the principal and accrued interest of a $75,000 loan to Rob MacLean, the Chief Executive Officer and a director of the Corporation, over a three year period. The purpose of the loan was to induce Mr. MacLean to relocate from Calgary to Toronto to assume a leadership position with the Corporation and to assist him with the move. (More information is included in the Corporation's 2002 Management Information Circular, available by request of the Corporation.)

Current Officers of the Corporation

The following table sets forth the name, municipalities of residence, term and current and five-year historic occupation of the officers of the Corporation:

Name and Municipality of Residence	Office	Term as Officer	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
T. Robert MacLean Toronto, Ontario	Chief Executive Officer	Feb. 2002 – present	CEO, Points.com Inc. (Feb. 2000 -) (and President, Points.com Inc., Feb. 2000 - Feb. 2002) Vice-President, other positions, Canadian Airlines (1988 - 2000)
Christopher J.D. Barnard Toronto, Ontario	President	Feb. 2000 – present	President, Points.com Inc. (Feb. 2002 –) Vice-President, Exclamation (Jul. 1998 - Feb. 2000) Associate, HDL Capital Corporation (Aug. 1996 - Jul. 1998)
Stephen M. Yuzpe Toronto, Ontario	Chief Financial Officer and Corporate Secretary	Feb. 2000 – present	Catalyst, Exclamation (Feb. 1999 - Feb. 2000) Vice-President, Cougar Global Investments (Nov. 1995 - Feb. 1999)
Darlene J. Higbee Clarkin Delta, British Columbia	Vice President and Chief Technology Officer	Feb. 2002 –present	Vice-President and Chief Technology Officer, other positions, Points.com Inc. (Jul. 2000 -) IT Manager, Canadian Airlines (1990 - 2000)
William A. Thompson Flower Mound, Texas	Senior Vice President, Partners	Sep. 2002 – present	Senior Vice-President, Partners, Points (Feb. 2003 -) Vice-President, Partner Relationships, other positions, Points and Points.com Inc. (Aug. 2000 – Feb. 2003) Director and General Manager, Canadian Airlines (Jun. 1996 – Aug. 2000)
Morley S. Ivers Toronto, Ontario	Vice President, Business Strategy	Apr. 2002 – present	Director, Business Strategy, Points.com Inc. (Apr. 2001 - Apr. 2002) President, College Home Safety Inc. (1999 - 2001) Marketing Specialist, IBM (1998)
Stephen P. Ogden Toronto, Ontario	Vice President, Product Development	Feb. 2002 – present	Vice-President, Product Development, other positions, Points.com Inc. (Mar. 2000 –) Marketing Manager, Intrawest Corporation (Dec. 1999 – Mar. 2000) Marketing and Communication Manager, Canadian Airlines (1995 - Dec. 1999)

Name and Municipality of Residence	Office	Term as Officer	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Jerry J. Philip Oakville, Ontario	Vice President, Business Development	Feb. 2002 – present	Vice-President, Business Development, Points.com Inc. (Mar. 2000 -) Senior Manager, other positions, Canadian Airlines (1995 - Mar. 2000)
Christine J. Vandaele	Vice President, Consumer Marketing	Feb. 2002 – present	Vice-President, Consumer Marketing (Feb. 2003 -), Vice-President, Finance and Controller, other positions, Points.com Inc. (Sep. 2000 Feb. 2003) Controller, Sales, North America and other positions, Canadian Airlines (1996 - Aug. 2000)

Security Holdings

As of the date of this AIF, the percentage of securities of each class of voting securities of Points or any subsidiary thereof beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of Points as a group is approximately 15%.

Board Committees

Pursuant to the *Business Corporations Act* (Ontario), the Corporation is required to have an audit committee comprised of not fewer than three directors, the majority of whom are not officers or employees of the Corporation or any of its affiliates. The Audit Committee is comprised of four board members: Messrs. Carty (Chairman of the Committee), Lavine, McCutcheon and Thompson. No members of the Audit Committee are officers or employees of the Corporation.

The Human Resources Committee is comprised of four members of the board: Messrs. Fleming (Chairman of the Committee), Barnard, Kranias and Payne. Effective February 28, 2003, Mr. Payne replaced Mr. Orr on this committee. The Human Resources Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and fixes the compensation package for executive officers.

In connection with the USA Transaction, on a going forward basis the number of members of each of these board committees will be limited to four, with one member of each committee being a director elected by the holder of the Series Two Preferred Share. The Audit and Human Resource Committees will be reconstituted to reflect these requirements.

Corporate Cease Trade Orders or Bankruptcies

In October of 1996, J. Grant McCutcheon joined the Board of Innovadent Technologies Ltd. ("Innovadent") as the nominee of Innovadent's largest shareholder and secured lender. Innovadent made a proposal to creditors in May of 1998, which was accepted. In April 1999, the Ontario Securities Commission issued a cease trade order against Innovadent for failure to file financial statements and in August 1999, Innovadent filed a notice of intent to make a proposal to creditors. Mr. McCutcheon resigned from the Board of Innovadent on August 31, 1999.

ITEM 9: Additional Information

1. Upon request to the Corporate Secretary of the Corporation at 300 - 134 Peter Street, Toronto, Ontario M5V 2H2, Points will provide to any person or company:

when the securities of Points are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of the AIF of Points, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii) one copy of the comparative statements of Points for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the issuer that have been filed, if any, for any period after the end of its most recent completed financial year;

(iii) one copy of the information circular of Points in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above; or

at any other time, one copy of any documents referred to in paragraphs (a)(i), (ii) and (iii), provided that Points may require the payment of a reasonable charge if the request is made by a person or company that is not a securityholder of the issuer.

2. Additional information, including directors' and officer's remuneration and indebtedness, principal holders of Points' securities, options to purchase securities and interest of insiders in material transactions, if applicable, are contained in Points' information circular for its most recent annual meeting of shareholders.

3. Additional financial information is provided in Points' comparative financial statements for its most recently completed financial year.

4. Any trademarks, corporate, trade or domain names used in this AIF are the properties of their respective owners.

This Annual Information Form contains forward looking statements about matters that involve risks and uncertainties, such as statements of the Corporation's plans, objectives, expectations and intentions, as well as financial trends. As a consequence, actual results might differ from results or forecasts suggested in these forward looking statements. The discussion also includes cautionary statements about these matters. Readers should consider the cautionary statements as being applicable to all forward-looking statements wherever they appear in this document. Factors that could cause or contribute to such differences include those discussed in "Risk and Uncertainties" as well as those discussed elsewhere herein.

points
INTERNATIONAL LTD

POINTS INTERNATIONAL LTD.

www.points.com

Annual Information Form

April 22, 2004

Information presented herein is current as of December 31, 2003, unless otherwise indicated. All dollar amounts are in Canadian dollars unless otherwise indicated.

TABLE OF CONTENTS

INTRODUCTION

Points International Ltd. (herein referred to as "Points" or the "Corporation") is a corporation existing under the *Business Corporations Act* (Ontario). The address of the principal office of the Corporation is 300 - 134 Peter Street, Toronto, Ontario M5V 2H2.

The Corporation was initially incorporated under the *Business Corporations Act* (Alberta) on January 5, 1999 under the name Sportek Systems Inc. Pursuant to Certificates of Amendment dated February 2, 1999 and April 16, 1999, respectively, the Corporation changed its name to Sports Technologies Group Inc. ("STGI") and amended its articles to remove its private company restrictions.

STGI owned no significant assets other than cash and did not conduct operations or business of any kind except for identifying and evaluating potential major transactions. This process culminated on February 1, 2000, when Exclamation Inc. (which became a wholly-owned subsidiary of the Corporation) completed a reverse take-over of STGI.

By way of Articles of Amendment dated February 10, 2000, STGI's name was changed to Exclamation International Incorporated. The Corporation was then continued from the *Business Corporations Act* (Alberta) to the *Business Corporations Act* (Ontario) on February 17, 2000. The Articles of Continuance were amended on December 20, 2001, June 27, 2002 and April 10, 2003 to, respectively, add a new series of preferred shares designated the "Series One Preferred Share", to change the Corporation's name to Points International Ltd, and add two new series of preferred shares designated the "Series Two Preferred Share" and "Series Three Preferred Share".

SUBSIDIARIES

At December 31, 2003, the Corporation had the following subsidiaries:


Points International Ltd. (Ontario)
100%
5%(1)
Exclamation Inc. (Ontario)
Points International (UK) Limited (United Kingdom)
Points International (US) Ltd. (Delaware)
95%(1)
Points.com Inc. (Ontario)

Note: (1) The Corporation does not own 100% of Points.com Inc. on a fully-diluted basis due to certain outstanding options and warrants. See "General Development of the Business - Three Year History" below.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Until November 2001, the Corporation, through its subsidiary Exclamation Inc., operated as a holding company of Internet-based businesses. One such business, Points.com Inc., an indirect subsidiary of the Corporation, was incorporated in June 1999 for the purpose of developing a portfolio of technology solutions for the loyalty program industry referred to as the *Points Solutions*.

On November 5, 2001, the Corporation's board of directors adopted a restructuring plan (hereafter referred to as the "Restructuring Plan"), pursuant to which, on February 8, 2002, the Corporation acquired the 5% of the issued shares of Points.com Inc. not previously indirectly held by the Corporation. As a result, the Corporation and its affiliates own directly and indirectly 100% of the outstanding shares of Points.com Inc. However, the Restructuring Plan did not result in the Corporation acquiring all of the shares of Points.com Inc. on a fully diluted basis. Points.com Inc. had previously issued to certain loyalty program partners "partner" warrants, and rights to acquire warrants, which are exercisable to acquire common shares of Points.com Inc. In addition, Points.com Inc. had previously issued options to acquire its common shares. Holders of the options to acquire common shares of Points.com Inc. have been granted the right to put those shares to the Corporation for common shares ("Common Shares") of the Corporation.

The Corporation is now focused solely on the business of Points.com Inc. In connection with the Restructuring Plan, the Corporation wound down or divested most of its remaining interests in other companies and minority holdings. The Corporation continues to hold a 12% (fully diluted) interest in ThinApse Corporation ("ThinApse"), a Vancouver-based technology company. The Corporation intends to dispose of its interest in ThinApse as soon as commercially practicable.

On April 11, 2003, InterActiveCorp ("IAC"), through a wholly-owned affiliate, made a $15.1 million strategic investment in Points (the "IAC Investment"). Under the IAC Investment, Points issued one convertible preferred share (the "Series Two Preferred Share") and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into up to 21,868,750 Common Shares of Points, subject to anti-dilution adjustment. The Warrants are exercisable over three years to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share.

Under an investor rights agreement entered into on the closing of the IAC Investment, IAC and its affiliates have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuances of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation.

Significant Acquisitions and Significant Dispositions

The Corporation did not make any significant acquisitions or dispositions in its most recently completed financial year.

Trends

A discussion of the trends, commitments, events and uncertainties that are both presently known to management and reasonably expected to have a material effect on the issuer's business, financial condition or results of operations are discussed in the Management's Discussion and Analysis dated April 22, 2004 which is incorporated herein by reference.

DESCRIPTION OF THE BUSINESS

The Corporation had only one operating segment, Points.com Inc., in each of 2003 and 2002.

Core Business – *Points Solutions*

Points has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the *Points Solutions*, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The *Points Solutions* are comprised of the *Points Exchange* and a suite of *Private Branded Solutions* available to loyalty program operators.

The Points Exchange

In April 2001, Points launched its cornerstone product, the proprietary *Points Exchange.* The *Points Exchange* is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/ or miles between the participating loyalty programs. The *Points Exchange* also serves as a central resource to help individuals track their account balances with a number of their major loyalty programs. Management believes that the *Points Exchange* is currently the only independent loyalty points exchange of its kind.

As at December 31, 2003, the *Points Exchange* had attracted 35 loyalty program participants (39 as at the date hereof), including the loyalty programs of leading airlines, hotels, online businesses, retail businesses and gift certificate programs.

Private Branded Solutions

In addition to the *Points Exchange*, Points offers a portfolio of *Private Branded Solutions* to loyalty programs. This suite of technologies includes:

POINTS*purchase* and **POINTS***gift* – facilitates the online sale and gift of miles, points and other loyalty program currencies.

POINTS*corporate* – facilitates the sale of loyalty program currencies to corporate customers.

POINTS*transfer* – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

POINTS*integrate* – functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

POINTS*elite* – facilitates the online sale of tier status to members of loyalty programs.

POINTS*custom* – custom applications developed for select large loyalty program partners.

Competitive Conditions

Several indirect competitors are currently in the market with limited product offerings. Other internet sites that offer financial and account aggregation and management (e.g., *MileageManager*) are potential competitors. These indirect and potential competitors currently offer a product similar to the Corporation's *pointsfolio*™, but do not offer an exchange function. Management believes that none of the competitors is actively partnering with loyalty programs to independently provide a solution similar to the *Points Exchange* service. Rather, these indirect competitors are only able to retrieve and display member account information. However it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with the *Points Exchange.*

The Corporation must compete with a wide range of companies that seek to provide private branded technology services, from small companies to large companies. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, decreasing its ability to be competitive and operate as a viable business.

Companies such as IBM Ltd. and Sabre Inc. ("Sabre") (a leading provider of technology for the travel industry) are potential competitors for Points' services. Sabre in particular has greater resources and extensive relationships with airlines, although a significant investment in time and resources would be required to develop offerings similar to those offered by Points.

Points has established mutually beneficial relationships with potential competitors. During April 2002, Points and Sabre entered into a formal agreement that has resulted in the *Points Solutions* being marketed to loyalty programs internationally by Sabre. Sabre focuses on international markets, working in complement with Points' business development team, which focuses on North American markets, through Points.com Inc. and Points International (US) Ltd., and on international markets through Points International (UK) Limited. With operations in 45 countries, Sabre's marketing network has global reach and established relationships with major loyalty programs.

Any competition, as described above, could have a material adverse impact on Points' business, operations and prospects.

Status of New Products

During 2003, Points developed the POINTS*elite* product, to facilitate the online sale of elite level memberships for loyalty programs. For more detail on the *Points Solutions* see "Core Business – *Points Solutions – Private Branded Solutions*" above.

Other Matters

Raw Materials, Component Parts and Finished Products

Predominantly all of Points' business is conducted electronically. Accordingly, the sources, pricing and availability of raw materials and component parts for the Corporation are not known to be subject to any material constraints.

Intangible Property

Points holds the rights to the Points.com and Points.net domain names and has several trademark applications in process. On December 16, 2003, Points was awarded the registration of the trade-mark POINTS.COM and design in the United States and has an application pending in Canada for the trade-mark POINTS.COM. On July 5, 2001, MyPoints.com, Inc., ("MyPoints") (a wholly owned subsidiary of United New Ventures and part of the UAL Corporation family of companies) filed a Statement of Opposition in Canada to Points' application for the trade-mark POINTS.COM. Points filed a Counterstatement To Opposition on October 26, 2001. On May 23, 2002, MyPoints filed further evidence in the matter. On March 27, 2003, Points filed Rule 42 Evidence in the matter and expects cross-examinations to be concluded by June 2004. Management expects the POINTS.COM trade-mark will be found to be registrable in Canada.

The proprietary technology used in the business is owned by Points, and Points has made two applications to register U.S. patents, one relating to the *Points Exchange* and the other in respect of the POINTS*corporate* solution.

As part of the *Points Exchange*, Points is regularly granted the right to use its partners' trade-marks in connection with the joint branding of its website and provision of the exchange services to members.

As Points operates in a technology-based environment, its intellectual property and its access to the property of its loyalty program partners are critical to the Corporation's ongoing business.

Seasonality

Over Points' course of operation, no significant seasonal trends have become evident to management.

Contracts

The Corporation anticipates the renegotiation of contracts to occur in the normal course of business. In the event that such contracts are not renegotiated on terms reasonably satisfactory to the Corporation, the Corporation's business could be materially adversely affected. However, the

Corporation's management does not anticipate that material contracts will not be successfully renegotiated.

Environmental

Due to the nature of Points' business, management of the Corporation does not expect the financial and operational effects of environmental protection requirements on the capital expenditures, earnings and competitive position of the Corporation to be material to the Corporation.

Employees

As at December 31, 2003, Points had 64 employees.

Foreign Operations

Due to the nature of Points' business, management of the Corporation does not believe that there are any particular risks associated with the foreign operations of the Corporation that differ materially from the risks associated with the domestic operations of the Corporation, although the Corporation believes that it is possible that it may face competition within foreign markets.

FINANCIAL INFORMATION

Management Discussion & Analysis

A copy of Management's Discussion and Analysis dated April 22, 2004 (the "Management's Discussion and Analysis") has been filed with Canadian securities regulators, is available on www.sedar.com and is incorporated herein by reference.

Annual Information

For information on the Corporation's selected consolidated financial information, please refer to the Management's Discussion and Analysis which is incorporated herein by reference.

Dividends

The Corporation has not declared or paid any dividends to its shareholders and may not do so without the prior approval of the holder of the Series Two Preferred Share in the capital of the Corporation. The Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors does not anticipate paying any dividends for the foreseeable future. Points' board of directors will review this policy from time to time, having regard to the Corporation's financial condition, financing requirements and other relevant factors.

RISKS AND UNCERTAINTIES

Investing in early-stage Internet-based businesses has a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out below, review the discussion under "Description of the Business" above and review the

Management Discussion and Analysis prior to making an investment decision with respect to the Corporation.

High Dependence on Key Customers

For the year ended December 31, 2003, two key customers represented approximately 61% (2002 – 77%) of the Corporation's gross revenues and two key customers represented approximately 58% (2002 – 91%) of the Corporation's deposits. Management expects the economic dependence on key customers to continue on a downward trend. However, the inability of the Corporation to maintain and/or renew these relationships, or a material change in a key customer's business, could have a material adverse impact on the Corporation's business, operations and prospects.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Dependence upon Key Personnel

The success of the Corporation is substantially dependent on the services of key members of the management team. Despite the fact that the Corporation maintains "key man" insurance on certain of its officers, the success of the Corporation is dependent upon such key personnel and loss of such management or personnel could adversely affect the Corporation's business, operations and prospects.

The *Points Solutions* are a proprietary technology. As a result, the Corporation is also dependent on its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of key employees could adversely affect the Corporation's business, operations and prospects.

Limited Financial Resources

The financial resources of Points are limited, although improved in 2003 as a result of the IAC Investment, pursuant to which IAC invested $15.1 million in the Corporation.

For 2003, Points reported ($1,426,454) of cash flows used in operating activities, deposits held of $10,455,646 and working capital of $10,461,182. If cash flow provided by operations does not increase the Corporation's liquid and unencumbered cash position, it could impact Points' ability to pay its liabilities and/or exploit its business opportunities and fund growth. Consequently, the Corporation could in future be dependent upon its ability to obtain additional financing either by debt, equity or other means.

The ability of the Corporation to arrange such additional financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. The nature of the relationship with IAC (including the ability of IAC to acquire control of the Corporation, to exercise pre-emptive rights and the right to match third party offers for the Corporation) may result in difficulties for the Corporation in finding new third parties willing to make debt or equity investments in the Corporation.

If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and the repayment of or interest payments upon such debt could have a negative effect on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements, or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a material adverse effect on the Corporation.

Impediments to Material Transactions

Under the investor's rights agreement entered into by the Corporation and IAC in connection with the IAC Investment, in the event that there is an offer to effect any transaction that could result in any person (or group of persons) other than IAC acquiring (i) assets of Points and/or its subsidiaries that are, individually or in the aggregate, material to Points or any of its subsidiaries, or (ii) 20% or more of the equity of, or voting rights in respect of, Points or any of its subsidiaries, IAC is entitled to notice of such transaction and the right to propose a matching transaction. The existence of this matching right in favour of IAC will significantly reduce the probability that a third party would propose a transaction in the nature described above and that could otherwise have been beneficial to the Corporation and its shareholders.

Liabilities of Points

As at December 31, 2003, Points had outstanding consolidated current liabilities of $11,643,245 and consolidated total liabilities of $32,704,095, including the 11% $6,000,000 senior secured convertible debenture (the "Debenture") issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce on March 15, 2001 (plus accrued interest thereon), the Series One Preferred Share and the Series Two Preferred share, all of which are discussed in greater detail in the Management's Discussion and Analysis. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation's efforts to engage

people who have experience in the Corporation's area of business, some of the directors and officers have been and will continue to be engaged in other businesses. Situations may arise where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to the governance practices of the board of directors and governed by the law applicable to directors' and officers' conflict of interest.

Limited Operating History

Points has a limited financial history and the Corporation's future success is reliant almost exclusively on its ability to develop new *Private Branded Solutions* contracts, such as its current POINTS*purchase* agreements with partners, and to develop new customers and transactions for the *Points Exchange*. There can be no assurance that the Corporation will be successful in developing into a profitable corporation.

The Growth and Development of the Internet

The development of the internet, the level of usage of the internet and the introduction of new products and services by Points or its competitors may materially affect the Corporation's business, operations and prospects.

Limited Customers

There can be no assurance that Points will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.

Revenues

Operating revenues are derived from contracts for *Points Solutions*. This includes revenue from private branded technology services business, in the form of development fees, maintenance fees and commissions, and revenue from *Points Exchange* in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Corporation's business, and in securing continued contracts for its *Private Branded Solutions* business. Competition or other business factors may have a material adverse effect on the Corporation's business.

Financial Information of Minority Holdings

Financial information for ThinApse contained herein or incorporated by reference has been obtained from, and is based on, internal financial information provided by ThinApse. No separate review or audit process on this information has been undertaken by the Corporation or the Corporation's auditors. Therefore, the financial information with respect to such minority positions may, if audited by the Corporation, vary materially from the information contained herein or incorporated by reference.

MARKET FOR SECURITIES

Points' Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS".

DIRECTORS AND OFFICERS

Name, Address and Occupation of Directors

The following table sets forth the name, municipalities of residence, term as director and current and five-year historic occupation of the directors of the Corporation. Each director is elected to hold office until the Corporation's next annual shareholders' meeting or until his successor is elected or appointed. Points' next annual and special meeting is expected to be held on June 24, 2004.

Name	Office	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Douglas A. Carty[1] Glen Ellyn, Illinois	Chairman of the Board	Feb. 2002 – present	Chief Financial Officer, Laidlaw International Ltd. (Jan. 2003 – present) Chief Financial Officer, Atlas Air Worldwide Holdings Inc. (Jul. 2001 – Dec. 2002) Chief Financial Officer, Canadian Airlines (Jul. 1996 – Jul. 2000)
Marc B. Lavine Paris, France	Vice-Chairman of the Board	Feb. 2000 – present	Chief Executive Officer, President and Director of Chrysalis Capital Corporation (Oct. 1, 2003 – present) Chief Executive Officer, Exclamation International Incorporated (Jun. 1999 – Feb. 2002) President, Exclamation International Incorporated (Dec. 1997 – Jun. 1999)
T. Robert MacLean[3] Toronto, Ontario	Chief Executive Officer and Director	Feb. 2002 - present	Chief Executive Officer, Points International Ltd. (Feb. 2002 – present) Chief Executive Officer, Points.com Inc. (Feb. 2000 – present) and President, Points.com Inc. (Feb. 2000 – Feb. 2002) Vice-President, other positions, Canadian Airlines (1988 – 2000)
Christopher J.D. Barnard Toronto, Ontario	President and Director	Feb. 2000 – present	President, Points International Ltd. (Feb. 2000 – present) and Points.com Inc. (Feb. 2002 – present) Vice-President, Exclamation International Incorporated (Jul. 1998 – Feb. 2000)
Rowland W. Fleming[1,2] Mississauga, Ontario	Director	Feb. 2002 - present	Director for a number of public and private companies (Apr. 1999 – present) President and Chief Executive Officer, The Toronto Stock Exchange (Jan. 1995 – Apr. 1999)
John W. Thompson[1,2] Toronto, Ontario	Director	Feb. 2002 – present	Managing Director, Kensington Capital Partners Limited (Aug. 2000 – Nov 2003) Executive Vice-President, Loblaw Companies Limited (Feb. 1978 – Apr. 1999)
J. Grant McCutcheon[1] Toronto, Ontario	Director	Feb. 2000 – present	Director, Lawrence & Company Incorporated (Dec. 1995 – present)
Jim W. Kranias London, England	Director	Feb. 2000 – present	Entrepreneur and Consultant (1996 – present)

Name	Office	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Christopher E.M. Payne[2, 4] Toronto, Ontario	Director	Feb. 2003 – present	Managing Director, Financial Services, CIBC World Markets (Jun. 2000 – present) Executive Vice-President, Financial Services, Whatifl.com (Jun. 1999 – Jun. 2000) Executive Vice-President, Financial Services, X. Com (Jan. 1999 – Jun. 1999) Executive Vice-President, Financial Services, BMO Nesbitt Burns Equity Partners (Nov. 1996 – Jan. 1999)
Eric A. Korman[2, 5] New York, New York	Director	June 2003 – present	Vice President, Mergers & Acquisitions, InterActiveCorp, an interactive commerce company (Nov. 2003 to Present); other positions at InterActiveCorp, (Sept. 2001 – Nov. 2003); Principal, and head of business development for ePartners Venture Capital, a $650 million venture fund (Jan. 2000 – Apr. 2001); Senior Analyst, Corporate Business Development for The Coca-Cola Co., a consumer products company (Aug. 1997 – Jan. 2000)
Erik C. Blachford[5] Seattle, Washington	Director	June 2003 – June 2004	Chief Executive Officer of Expedia Inc. (Apr. 2003 – present) President of Expedia Inc., North America (Mar. 2002 – Apr. 2003) and other positions (1995 – Mar. 2002))

Notes:
(1) Audit Committee
(2) Human Resources Committee
(3) Mr. MacLean serves as an observer for both the Audit and Human Resources Committees.
(4) Nominee of CIBC Capital Partners, holder of the Debenture and the Series One Preferred Share.
(5) Nominee of Points Investments, Inc. , a corporation controlled by InterActiveCorp, holder of the Series Two Preferred Share.

Current Officers of the Corporation

The following table sets forth the name, municipalities of residence, office, term as officer and current and five-year historic occupation of the officers of the Corporation.

Name	Office	Term as Officer	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
T. Robert MacLean Toronto, Ontario	Chief Executive Officer and Director	Feb. 2002 - present	Chief Executive Officer, Points (Feb. 2002 – present) Chief Executive Officer, Points.com Inc. (Feb. 2000 – present) and President, Points.com Inc. (Feb. 2000 – Feb. 2002) Vice-President, other positions, Canadian Airlines (1988 – 2000)
Christopher J.D. Barnard Toronto, Ontario	President and Director	Feb. 2000 – present	President, Points International Ltd. (Feb. 2000 – present) and Points.com Inc. (Feb. 2002 – present) Vice-President, Exclamation International Incorporated (Jul. 1998 – Feb. 2000)
Stephen M. Yuzpe Toronto, Ontario	Chief Financial Officer and Corporate Secretary	Feb. 2000 - present	Catalyst, Exclamation International Incorporated (Feb. 1999 - Feb. 2000) Vice-President, Cougar Global Investments (Nov. 1995 - Feb. 1999)

Name	Office	Term as Officer	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
William A. Thompson Flower Mound, Texas	Senior Vice President, Partners	Sep. 2002 – present	Senior Vice-President, Partners, Points International Ltd. (Feb. 2003 – present) Vice-President, Partner Relationships, other positions, Points International Ltd. and Points.com Inc. (Aug. 2000 – Feb. 2003) Director and General Manager, Canadian Airlines (Jun. 1996 – Aug. 2000)
Darlene J. Higbee Clarkin Delta, British Columbia	Vice President and Chief Technology Officer	Feb. 2002 – present	Vice-President and Chief Technology Officer, other positions, Points.com Inc. (Jul. 2000 – present) IT Manager, Canadian Airlines (1990 - 2000)
Jerry J. Philip Oakville, Ontario	Vice President, Business Development	Feb. 2002 - present	Vice-President, Business Development, Points.com Inc. (Mar. 2000 – present) Senior Manager, other positions, Canadian Airlines (1995 – Mar. 2000)
Stephen P. Ogden Toronto, Ontario	Vice President, Product Development	Feb. 2002 - present	Vice-President, Product Development, other positions, Points.com Inc. (Mar. 2000 – present) Marketing Manager, Intrawest Corporation (Dec. 1999 – Mar. 2000) Marketing and Communication Manager, Canadian Airlines (1995 - Dec. 1999)
Christine J. Vandaele Toronto, Ontario	Vice President, Consumer Marketing	Feb. 2002 - present	Vice-President, Consumer Marketing (Feb. 2003 - present) Vice-President, Finance and Controller, other positions, Points.com Inc. (Sep. 2000 Feb. 2003) Controller, Sales, North America and other positions, Canadian Airlines (1996 - Aug. 2000)
Morley S. Ivers Toronto, Ontario	Vice President, Business Strategy	Apr. 2002 - present	Director, Business Strategy, Points.com Inc. (Apr. 2001 - Apr. 2002) President, College Home Safety Inc. (1999 - 2001)

Security Holdings

As of the date of this AIF, as a group, the directors and officers of Points beneficially owned, directly or indirectly, or exercised control or direction over, 9,000,693 Common Shares representing approximately14.4% of the issued and outstanding Common Shares.

Board Committees

Pursuant to the *Business Corporations Act* (Ontario), the Corporation is required to have an audit committee comprised of not fewer than three directors, the majority of whom are not officers or employees of the Corporation or any of its affiliates. The Audit Committee is comprised of four board members: Messrs. Carty (Chairman of the Committee), Fleming, McCutcheon and Thompson. No members of the Audit Committee are officers or employees of the Corporation.

The Human Resources Committee is comprised of four members of the board: Messrs. Fleming (Chairman of the Committee), Korman, Payne and Thompson. The Human Resources Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and fixes the compensation package for executive officers.

In connection with the IAC Investment, the number of members of each of these board committees will be limited to four, with one member of each committee being a director elected by the holder of the Series Two Preferred Share. The Human Resource Committee was

reconstituted during 2003 to reflect these requirements. IAC, as holder of the Series Two Preferred Share, has waived its right to elect a member to the Audit Committee, but can, at any time, revoke this waiver and be entitled to elect a member to the Audit Committee.

Corporate Cease Trade Orders or Bankruptcies

In October of 1996, J. Grant McCutcheon joined the board of directors of Innovadent Technologies Ltd. ("Innovadent") as the nominee of Innovadent's largest shareholder and secured lender. Innovadent made a proposal to creditors in May of 1998, which was accepted. In April 1999, the Ontario Securities Commission issued a cease trade order against Innovadent for failure to file financial statements and in August 1999, Innovadent filed a notice of intent to make a proposal to creditors. Mr. McCutcheon resigned from the board of Innovadent on August 31, 1999.

ADDITIONAL INFORMATION

Upon request to the Corporate Secretary of the Corporation:

> Mr. Stephen Yuzpe
> 300 - 134 Peter Street
> Toronto, Ontario M5V 2H2[1]
> Tel: 416.596.6370
> Fax: 416.595.6444

Points will provide to any person or company when the securities of Points are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(a) one copy of the AIF of Points, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(b) one copy of the comparative financial statements of Points for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of Points that have been filed, if any, for any period after the end of its most recent completed financial year;

(c) one copy of the information circular of Points in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (a), (b) or (c) above; or

---

[1] On May 1, 2004, the Corporation is moving its principle office to 800 - 179 John Street, Toronto, ON M5T 1X4

at any other time, one copy of any documents referred to in paragraphs (a), (b) and (c) above, provided that Points may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Points' securities, options to purchase securities and interests of insiders in material transactions, if applicable, are contained in Points' information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in Points' comparative financial statements for its most recently completed financial year.

POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of POINTS INTERNATIONAL LTD. (the "Corporation") will be held at Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Thursday, the 26th day of June, 2003, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2002, together with the report of the auditors thereon;

2. to have the holders of the common shares and the Series Two Preferred Share, voting as a single class, elect nine (9) members to the board of directors of the Corporation (the "Board") for the ensuing year;

3. to have the holder of the Series Two Preferred Share elect two (2) members of the Board for the ensuing year;

4. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

5. to consider and, if thought advisable, to pass an ordinary resolution reducing the maximum number of directors that may be elected to the board of directors of the Corporation (the "Board") from fifteen (15) to eleven (11) (the "Reduction of the Board Resolution");

6. to consider and, if thought advisable, to pass an ordinary resolution authorizing the Board to determine the number of directors to be elected at any annual meeting of shareholders (the "Number of Directors Resolution");

7. to consider and, if thought advisable, to pass an ordinary resolution to amend certain of the share provisions of the Series One Preferred Share in the capital of the Corporation (the "Series One Resolution");

8. if required, to consider and, if thought advisable, to pass an ordinary resolution approving the issuance of common shares of the Corporation to certain holders of options in Points.com Inc. ("Points.com") on the exercise of rights to put any shares in Points.com issued on the exercise of such options to the Corporation in consideration of the issuance by the Corporation of such common shares and approving the issuance of such rights (the "Put Resolution"); and

9. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

The text of each of the Reduction of Board Resolution, the Number of Directors Resolution, the Series One Resolution and the Put Resolution are set forth in Schedules A-D, respectively, to the accompanying Management Information Circular and are incorporated by reference in this notice.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

Only shareholders of record at the close of business on May 15, 2003 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at Toronto, Ontario this 24th day of April, 2003.

By Order of the Board of Directors

[signed]

CHRISTOPHER J.D. BARNARD
President

POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Points International Ltd. (the "Corporation") for use at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held at Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Thursday, June 26, 2003, at 4:30 p.m. (Toronto time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying Notice of Meeting. It is expected that solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Corporation. The cost of solicitation by or on behalf of the management will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as at April 24, 2003.

To be effective, completed proxies must (i) be delivered to Computershare Trust Company of Canada, the registrar and transfer agent for the Common Shares, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada, M5J 2Y1 or to the Secretary of the Corporation at the offices of the Corporation, #300-134 Peter Street, Toronto, Ontario, Canada, M5V 2H2, in either case at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are officers and directors of the Corporation and shall represent management of the Corporation at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such other person's name in the blank space provided in the form of proxy.

Exercise of Vote by Proxy

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the registered shareholder on any ballot that may be called for. For the Meeting, the form of proxy affords a shareholder an opportunity to specify that the shares registered in his or her name shall be (i) voted or withheld from voting in the election of directors, (ii) voted or withheld from voting on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, (iii) voted for or against the resolution reducing the maximum number of directors that may be elected to the board of directors of the Corporation (the "**Board**") from fifteen (15) to eleven (11) (the "**Reduction of the Board Resolution**"), (iv) voted for or against the resolution authorizing the Board to determine the number of directors to be elected at any annual meeting of shareholders (the "**Number of Directors Resolution**"), (v) voted for or against the resolution to amend certain of the share provisions of the Series One Preferred Share in the capital of the Corporation (the "**Series One Resolution**") and (vi) if required, voted for or against the resolution approving the issuance by the Corporation of Common Shares to certain holders of options in Points.com Inc. ("**Points.com**") on the exercise of rights to put any shares of Points.com issued on the exercise of such options to the Corporation in consideration of the issuance by the Corporation of such Common Shares and approving the issuance of such rights (the "**Put Resolution**").

In respect of proxies in which registered shareholders have failed to specify that the proxy nominees are required to (i) vote or withhold from voting in the election of directors, (ii) vote or withhold from voting in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, (iii) vote for or against the Reduction of the Board Resolution, (iv) vote for or against the Number of Directors Resolution, (v) vote for against the Series One Resolution, or (vi) vote for or against the Put Resolution, the shares represented by proxies in favour of management nominees will be voted in favour of such matters.

The form of proxy also confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing Notice of Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

Revocation of Proxies

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by the shareholder's attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Quorum and Record Date

The presence of five persons holding or representing by proxy not less than 15% of the total number of voting shares of the Corporation is required to constitute a quorum at the Meeting. The Board has fixed May 15, 2003 as the record date (the "**Record Date**") for the purpose of determining shareholders entitled to receive notice of, and to vote at, the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting. A person who has acquired shares of the Corporation after the Record Date is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates or otherwise establishing proper ownership and demanding, not later than ten days before the Meeting, that his or her name be included in the list of shareholders eligible to vote at the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

Voting Shares and Principal Holders Thereof

As at April 24, 2003, 55,488,590 Common Shares and one Series Two Preferred Share were issued and outstanding and constituting all of the voting shares in the capital of the Corporation.

The holders of Common Shares and the Series Two Preferred Share are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law. The holders of Common Shares are entitled to cast one vote per share and the holder of the Series Two Preferred Share is entitled to cast that number of votes equal to the lesser of (i) 18,432,427 or (ii) 19.9% of the total number of votes that may be cast at the Meeting. Generally, all matters to be

voted on by shareholders must be approved by a simple majority of the votes cast in respect of Common Shares and the Series Two Preferred Share held by persons present in person or by proxy, voting together as a single class.

As of April 24, 2003 the only persons who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, in excess of 10% of any class of the voting securities of the Corporation are as follows:

Name of Beneficial Owner	Class of Shares	Number of Shares	Percentage of Class
Marc Lavine	Common Shares	6,148,790[1]	11.1%
Points Investments, Inc. [2]	Series Two Preferred Share	1	100%

Notes:

1 Mr. Lavine's holdings include 114,000 Common Shares owned directly and 6,034,790 Common Shares owned through The Eyeland Corporation, a company controlled by Mr. Lavine.

2 Points Investments, Inc. is an affiliate of USA Interactive, created for the purpose of investing in the Corporation.

Beneficial Shareholders

Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person who beneficially owns shares of the Corporation through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an "**Intermediary**") is not a registered shareholder (a "**Non-Registered Holder**"). In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders who have not waived the right to receive meeting materials. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials. **Non-Registered Holders receiving a pre-signed proxy, voting instruction form or similar instrument should carefully follow the mailing procedures and signing and returning instructions of their Intermediary to ensure their shares are voted at the Meeting.**

Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), such Non-Registered Holder should contact their Intermediary to determine the steps necessary to accomplish this.

ELECTION OF DIRECTORS

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. In accordance with their authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, is eleven, two of whom are to be elected by the holder of the Series Two Preferred Share and nine of whom are to be elected by the holders of the Common Shares and the holder of the Series Two Preferred Share, voting together as a single class. The nine persons whose names appear below, and who stand for election by the holders of the common shares and the Series Two Preferred Share voting together as a single class, are currently directors of the Corporation and have been since the dates indicated; the two persons who will stand for election by the holder of the Series Two Preferred Share are expected to join the board of directors in May 2003. Unless authority to do so is withheld, the

shares represented by the proxies in favour of management nominees and representing common shares will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, if any nominee would be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee in their discretion.

The following tables and biographies provides certain background information with respect to each nominee.

Nominees for Election by the Holders of Common Shares and the Series Two Preferred Share

Name and Office Held with Corporation	Present Principal Occupation if Different from Office Held	Period of Service as a Director	Common Shares Beneficially Owned, Controlled or Directed
Douglas A. Carty [1] Director and Chairman of the Board	Senior Vice President and Chief Financial Officer, Laidlaw Inc.	2002 - present	5,000
Marc B. Lavine [1] Director and Vice-Chairman of the Board	Entrepreneur	2000 - present	6,148,790[4]
T. Robert MacLean [3] Director and Chief Executive Officer	n/a	2002 - present	270,390
Christopher J. D. Barnard [2] Director and President	n/a	2000 - present	698,550
Rowland W. Fleming [2] Director	Director of a number of public and private companies	2002 - present	–[6]
Jim W. Kranias [2] Director	President, International Consulting	2000 - present	104,000
J. Grant McCutcheon [1] Director	Director, Lawrence & Company	2000 - present	6,250
Christopher E.M. Payne [2,5] Director	Managing Director, CIBC World Markets	February 2003 - present	–
John W. Thompson [1] Director	Managing Director, Kensington Capital Partners Ltd.	2002 - present	618,207

Notes:

1 Member of the Audit Committee; Mr. Carty serves as Chairman.
2 Member of Human Resources Committee; Mr. Fleming Serves as Chairman.

3 Mr. MacLean serves as an observer for both the Audit and Human Resources Committees.

4 Mr. Lavine's holdings include 114,000 Common Shares held directly and 6,034,790 Common Shares held indirectly through The Eyeland Corporation, a company controlled by Mr. Lavine.

5 Mr. Christopher E. M. Payne, Managing Director, CIBC World Markets, joined the Board on February 28, 2003, in accordance with an agreement between the Corporation and CIBC Capital Partners which requires the Corporation to nominate one representative of CIBC Capital Partners to its Board. Mr. Payne, who has assumed management of CIBC Capital Partners' investment in the Corporation, was appointed to the Board seat formerly occupied by Mr. John D. Orr of CIBC Capital Partners. Mr. Orr, who resigned from the Board on February 28, served as a member since March 2001.

6 Mr. Fleming purchased 5,000 Common Shares subsequent to the filing date.

Nominees for Election by the Holder of the Series Two Preferred Share

In connection with the closing of the investment by USA Interactive in the Corporation on April 11, 2003, the Corporation announced that two additional directors, to be elected by the holder of the Series Two Preferred Share, would join its Board. The identities of these two directors have not yet been finalized, although it is expected that Anne M. Busquet, President of USA Interactive's Travel Services Group, will be one of the two directors. The Corporation expects that these directors will join the Board in May 2003 and it will issue a press release with respect to the directors at the time they join the Board. These two directors will also stand as nominees for election to the Board at the Meeting by the holder of the Series Two Preferred Share. The press release to be issued by the Corporation when these two directors initially join the Board will contain information comparable to that which would otherwise have been included in this Circular.

Douglas A. Carty - Director and Chairman

Mr. Carty is presently Senior Vice President and Chief Financial Officer of Laidlaw Inc. ("**Laidlaw**"), a position he assumed in January 2003. Previously, Mr. Carty was Senior Vice President and Chief Financial Officer of Atlas Air Worldwide Holdings, Inc. ("**Atlas Air**"). Prior to joining Atlas Air as Chief Financial Officer in July 2001, Mr. Carty served as Senior Vice President and Chief Financial Officer for Canadian Airlines Corporation and Canadian Airlines International Ltd. (collectively, "**Canadian Airlines**"), from July 1996 until July 2000.

Marc B. Lavine – Director and Vice-Chairman

Mr. Lavine founded the Corporation's wholly-owned subsidiary, Exclamation Inc., in November 1997 and served as its President and, subsequently, Chief Executive Officer until February 2000. From February 2000 until February 2002 Mr. Lavine served as Chairman of the Board and Chief Executive Officer of the Corporation. Mr. Lavine continues to serve the Corporation as the Vice-Chairman of the Board.

T. Robert MacLean - Director and Chief Executive Officer

Mr. MacLean was named President of the Corporation's subsidiary, Points.com in February 2000 and a Director and the Chief Executive Officer of the Corporation in February 2002. As Chief Executive Officer, Mr. MacLean is responsible for setting the strategic direction of the Corporation.

Prior to joining the Corporation, from June 1999 to February 2000, Mr. MacLean served as V.P. Sales, North America, at Canadian Airlines, with a revenue responsibility of $2 billion. From June 1996 to June 1999 he served as Director of Marketing Programs for Canadian Airlines, with responsibility for the Canadian Plus frequent flyer program.

Christopher J.D. Barnard - Director and President

Since February 2000, Mr. Barnard has served as the President of the Corporation. As President of the Corporation, Mr. Barnard is responsible for strategic initiatives, financing initiatives and investor relations. Prior to his appointment as President of the Corporation, Mr. Barnard served as Vice-President of the Corporation's wholly-owned subsidiary, Exclamation Inc., from July 1998 to July 1999 and as President from July 1999 to February 2000.

Prior to joining the Corporation, Mr. Barnard was an associate at HDL Capital Corporation ("**HDL**"), a Toronto merchant bank from August 1996 to July 1998.

Rowland W. Fleming - Director

Mr. Fleming currently serves as a member of the board of directors for a number of public and private companies, and as an adjunct professor at The Richard Ivey School of Business at The University of Western Ontario. Previously, he was President & Chief Executive Officer of The Toronto Stock Exchange from January 1995 to April 1999 during which time he led the organization through a period of unprecedented technological and strategic change.

Jim Kranias - Director

Mr. Kranias is President of International Consulting, a private consulting company, a position he has occupied since August 1998. From March 1996 until July 1998, Mr. Kranias was on personal sabbatical.

Grant McCutcheon - Director

Mr. McCutcheon is a director of Lawrence & Company, a position he has held since December 1995.

John W. Thompson - Director

Mr. Thomson is currently a Managing Director of Kensington Capital Partners Limited ("**Kensington**") where he has been employed since August 2000. Prior to joining Kensington, Mr. Thompson was employed with Loblaw Companies Limited from February 1978 to April 1999, last serving as Executive Vice President and prior to that as Chief Financial Officer.

Christopher E.M. Payne – Director

Mr. Payne, Managing Director of CIBC World Markets, joined CIBC's New Ventures group in 2000. Prior to joining CIBC New Ventures, Mr. Payne worked for Merrill Lynch Capital Markets, The Blackstone Group and BMO Nesbitt Burns Equity Partners, acquiring an extensive background in Investment Banking and Private Equity, both in Canada and the U.S., over a 15 year period.

EXECUTIVE COMPENSATION

Executive Compensation and Summary Compensation Table for the Year 2002

The following table sets forth all compensation, for the periods indicated, paid in respect of the Named Executive Officers of the Corporation as of December 31, 2002. A "**Named Executive Officer**" means each person who served as the Chief Executive Officer of the Corporation at any time during the last fiscal year, regardless of the amount of compensation of such individuals, and each of the Corporation's four most highly compensated executive officers, other than the Chief Executive Officer, who are serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus for the fiscal year amounted to $100,000 or more.

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Incentive Awards		All Other Compensation ($)
		Salary ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Options[3] (#)	Subsidiary Securities Under Options[4] (#)	
Robert MacLean Chief Executive Officer[5]	2002	146,917	17,360	33,680[6]	125,000	1,275,375	–
	2001	120,000	28,340	–	125,000	1,275,375	–
	2000	104,483	41,661	–	125,000	1,275,375	–
Marc Lavine Vice-Chairman[7]	2002	–	–	151,379[8]	1,087,500	75,000	–
	2001	140,000	45,000	–	987,500	75,000	–
	2000	120,000	5,000	–	1,412,500	75,000	–
Christopher Barnard President	2002	144,667	17,360	–	1,181,250	75,000	–
	2001	140,000	55,000	–	1,181,250	75,000	–
	2000	100,000	5,000	–	1,181,250	75,000	–
Stephen Yuzpe Chief Financial Officer	2002	129,167	7,508	–	183,750	55,000	–
	2001	125,000	25,000	–	183,750	55,000	–
	2000	81,250	5,000	–	206,250	55,000	–
Bill Thompson Senior Vice-President, Partner Relationships[9]	2002	155,065	15,403	–	–	170,100	–
	2001	140,768	11,155	–	–	170,100	–
	2000	42,942	5,250	–	–	170,100	–
Darlene Higbee Clarkin Vice-President, Technology and Chief Technology Officer[10]	2002	107,083	12,850	–	–	509,436	–
	2001	88,333	5,729	–	–	509,436	–
	2000	35,686	5,744	–	–	509,436	–

Notes:

1 Bonuses earned during 2002 were paid during February 2003.

2 Perquisites and other personal benefits for each Named Executive Officer do not exceed the lesser of Cdn. $50,000 or 10% of total annual salary and bonus.

3 Represent options to acquire Common Shares of the Corporation.

4 Represent options to acquire common shares of Points.com.

5 Mr. MacLean commenced employment with subsidiary Points.com in 2000 and was appointed as Chief Executive Officer of the Corporation in February, 2002.

6 Other compensation for Mr. MacLean includes loan forgiveness as outlined later in this document.

7 Mr. Lavine ceased to be the Corporation's Chief Executive Officer in February 2002.

8 Other compensation for Mr. Lavine related to a consulting agreement, the terms of which were fulfilled during 2002 (as outlined later in this document).

9 Salary and bonus amounts for Mr. Thompson were converted from U.S. dollars using the Bank of Canada noon rate for the year then ended (2002 – Cdn$1.5796 = US$1.00; 2001 – Cdn$1.5926 = US$1.00; 2000 – Cdn$1.5002 = US$1.00). Mr. Thompson commenced employment with subsidiary Points.com in August 2000, and became an officer of the Corporation during September 2002.

10 Ms. Higbee Clarkin commenced employment with subsidiary Points.com in July 2000.

Options Granted to Executive Officers During the Financial Year Ended December 31, 2002

The following table indicates the options granted during the financial year ended December 31, 2002 to Named Executive Officers.

Name	Common Shares Under Options Granted (#)	Exercise Price per Common Share ($)	Market Value of Common Shares on the Date Preceding Issuance ($)	% of Total Options Granted to Employees in Financial Year	Expiration Date
Robert MacLean	-	-	-	-	-
Marc Lavine	-	-	-	-	-
Christopher Barnard	-	-	-	-	-
Stephen Yuzpe	-	-	-	-	-
Bill Thompson	-	-	-	-	-
Darlene Higbee Clarkin	-	-	-	-	-

Aggregate Options Exercised During the Financial Year Ended December 31, 2002 and Financial Year End Option Values

The following tables indicate options that were exercised during the financial year ended December 31, 2002 by each of the Named Executive Officers and the value of options unexercised at year-end.

Points International Ltd. Options

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#)	Value of Unexercised In-the-Money Options at Financial Year End[1] ($)
Robert MacLean	–	–	83,250 Exercisable 41,750 Unexercisable	– Exercisable – Unexercisable
Marc Lavine	–	–	445,387 Exercisable 542,113 Unexercisable	– Exercisable – Unexercisable
Christopher Barnard	–	–	964,150 Exercisable 217,100 Unexercisable	79,688 Exercisable – Unexercisable
Stephen Yuzpe	–	–	111,139 Exercisable 72,611 Unexercisable	– Exercisable – Unexercisable
Bill Thompson	–	–	– Exercisable – Unexercisable	– Exercisable – Unexercisable
Darlene Higbee Clarkin	–	–	– Exercisable – Unexercisable	– Exercisable – Unexercisable

Notes:

1 Based upon the closing price of the Common Shares on the TSX Venture Exchange on December 31, 2002 of $0.35 per Common Share.

Points.com Inc. Options

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End[1] (#)	Value of Unexercised In-the-Money Options at Financial Year End[2] ($)
Robert MacLean[3]	-	-	1,056,135 Exercisable 219,240 Unexercisable	871,166 Exercisable 161,942 Unexercisable
Marc Lavine	-	-	75,000 Exercisable – Unexercisable	55,399 Exercisable – Unexercisable
Christopher Barnard	-	-	75,000 Exercisable – Unexercisable	55,399 Exercisable – Unexercisable
Stephen Yuzpe	-	-	55,000 Exercisable – Unexercisable	40,626 Exercisable – Unexercisable
Bill Thompson	-	-	127,575 Exercisable 42,525 Unexercisable	94,233 Exercisable 31,411 Unexercisable
Darlene Higbee Clarkin	-	-	451,116 Exercisable 58,320 Unexercisable	378,742 Exercisable 43,078 Unexercisable

Notes:

1 The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation a portion of such common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose. As at December 31, 2002, the Named Executive Officers had the right to put the following common shares of Points.com to the Corporation: Robert MacLean – 918,268; Marc Lavine – 54,000; Christopher Barnard – 54,000; Stephen Yuzpe – 39,600; Bill Thompson – 122,472; and Darlene Higbee Clarkin – 366,794.

2 Based upon the closing price of the Common Shares of the Corporation on the TSX Venture Exchange on December 31, 2002 of $0.35 per Common Share and assuming that the fair market value of a Points.com common share is equal to 2.5039 Common Shares, which ratio is consistent with the ratio applied in respect of put rights granted by the Corporation to holders of certain options exercisable to acquire common shares of Points.com (see Note 1 above).

3 Subsequent to the fiscal year end Mr. MacLean exercised options to acquire 100,000 common shares of Points.com and, contemporaneously with the issuance of these common shares in Points.com, Mr. MacLean exercised his right to put these common shares to the Corporation in consideration for the issuance to Mr. MacLean of 250,390 Common Shares.

Compensation of Directors During the Most Recent Completed Financial Year

Other than Mr. Lavine, during the 12 months ended December 31, 2002, the Corporation did not compensate any external directors for their services. On December 20, 2001, the Corporation entered into a consulting agreement with The Eyeland Corporation, a company controlled by Mr. Marc Lavine, a director of the Corporation. Under the consulting agreement, The Eyeland Corporation agreed to provide the consulting services of Mr. Lavine during 2002, which was settled by the issuance of 1,187,288

Common Shares, deposited into escrow, and which were released quarterly through 2002. The terms of the contract were fulfilled by both parties.

As at April 24, 2003, the following directors of the Corporation held options to purchase Common Shares as follows: Douglas Carty – 130,000; Marc Lavine – 1,087,500; Robert MacLean – 125,000; Christopher Barnard – 1,181,250; Rowland Fleming – 155,000; Jim Kranias – 130,000; Grant McCutcheon – 100,000; and John Thompson – 130,000. Also as at April 24, 2003 the following directors of the Corporation held options to purchase common shares of Points.com (and the right to put a portion of such common shares to the Corporation) as follows: Marc Lavine – 75,000 (54,000); Robert MacLean – 1,175,373 (818,268); Christopher Barnard – 75,000 (54,000); Jim Kranias – 20,000 (14,400); and Grant McCutcheon – 20,000 (14,400).

Directors and Officers Liability Insurance

The Corporation and its subsidiaries currently maintain Directors and Officers Liability Insurance in the amount of US$5,000,000 in the aggregate (US$5,000,000 per occurrence) for the term ending September 15, 2003. All directors are entitled to full reimbursement for directors' liability without deduction. There is a deductible of either US$25,000 or US$50,000 for each claim against the Corporation out of which the claim for reimbursement by individual directors arises. The aggregate annual premium for the policy is US$34,500. All costs associated with the premiums shall be borne by the Corporation.

REPORT BY HUMAN RESOURCES COMMITTEE ON EXECUTIVE COMPENSATION

Executive compensation is determined on an annual basis by the Board upon the recommendation of the human resources committee of the Board (the "**Human Resources Committee**"). This committee is comprised of four directors of the Corporation: Messrs. Fleming (Chairman), Barnard, Kranias and Payne. The Human Resources Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and determines recommended compensation packages for executive officers and the compensation ranges for all employees.

The Corporation's compensation packages are designed to encourage, compensate and reward the employees of the Corporation on the basis of individual, team and corporate performance. Compensation consists of a base salary, an annual bonus (based upon the Corporation's performance and the individual's contribution to the Corporation's financial and strategic goals during the year) as well as participation in the Corporation's stock option plan (the "**Stock Option Plan**"). Participation in the Stock Option Plan is considered to be an important component of compensation in order to focus the interests of the employees on the longer-term interests of the shareholders. Performance is assessed on the basis of key results such as financial results, operational results and innovation and learning. Individual bonus opportunities are assessed based upon exceptional personal and corporate achievements.

The report was presented by Messrs Fleming, Barnard, Kranias and Payne.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation was indebted to the Corporation or its subsidiaries, other than Mr. Robert MacLean, the Corporation's Chief Executive Officer and a director of the Corporation. The following table sets forth certain details of Mr. MacLean's indebtedness. Mr. MacLean's loan had an 18-month loan term that commenced on February 24, 2000. The initial term to maturity expired on August 24, 2001 but was extended to December 31, 2004. Interest originally accrued on the principal outstanding at the Royal Bank of Canada's prime rate of interest plus 1%, but the terms were amended retroactive to February 24, 2000 to equal the Canada Customs and Revenue Agency prescribed rate of interest from time to time. Accrued interest is payable together with principal on the loan maturity date. The Board has approved the forgiveness of the loan on the following basis:

- On April 24, 2002, $25,000 principal plus $8,680 accrued interest was forgiven
- On April 24, 2003, $25,000 principal plus approximately $1,600 accrued interest was forgiven
- On April 24, 2004, $25,000 principal plus all remaining accrued interest will be forgiven

The purpose of the loan was to induce Mr. MacLean to relocate from Calgary to Toronto to assume a leadership position with Points and to assist him with the move. The loan is secured against Mr. MacLean's Common Shares.

Name and Principal Position	Involvement of Exclamation Inc.	Largest Amount Outstanding During Last Completed Fiscal Year	Amount Outstanding as at April 24, 2003
Mr. Robert MacLean Chief Executive Officer Toronto, Ontario	Lender	$75,000 principal plus $8,680 accrued interest	$25,000 principal plus $0 accrued interest

APPOINTMENT OF AUDITORS

The shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Mintz & Partners LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the Board to fix the remuneration of the auditors, unless authority to do so is withheld. Mintz & Partners LLP have been the auditors of the Corporation since February 2000.

A copy of the financial statements of the Corporation for the fiscal year-ended December 31, 2002 has been provided to shareholders.

AMENDMENT TO ARTICLES OF INCORPORATION TO REDUCE THE MAXIMUM NUMBER OF DIRECTORS

Under the Articles of Incorporation of the Corporation (the "**Articles**"), the number of directors that the Corporation may have on its Board is a minimum of three (3) and a maximum of fifteen (15). On April 11, 2003, in connection with the investment by USA Interactive in the Corporation, the Corporation agreed to submit to shareholders a proposal to reduce the maximum number of directors that the Corporation may have on its Board to eleven (11). Accordingly, this Meeting has been called, in part, to

consider and, if thought fit, to approve with or without variations as a special resolution the Reduction of the Board Resolution (the text of which is set out as Schedule A hereto) authorizing an amendment to the Articles to reduce the maximum number of directors that may be elected to the Board to eleven (11). Management considers this proposal to be in line with good corporate governance practices relating to effectiveness and efficiencies of boards of directors.

To be approved, this special resolution must be passed by at least two-thirds of the votes cast at the Meeting. **Management recommends that shareholders vote FOR the Reduction of the Board Resolution.** Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Reduction of the Board Resolution.

DETERMINATION OF NUMBER OF DIRECTORS

In connection with the Reduction of the Board Resolution, it is proposed that the authority of the Board to determine, from time to time, by resolution the number of directors of the Corporation and the number of directors to be elected at each annual meeting of Shareholders, within the minimum and maximum provided for in the Articles, be confirmed and approved. Accordingly, this Meeting has been called, in part, to consider and, if thought fit, to approve with or without variations as a special resolution the Number of Directors Resolution (the text of which is set out as Schedule B hereto) authorizing the Board to determine from time to time by resolution the number of directors of the Corporation and the number of directors to be elected at each annual meeting of shareholders, within the minimum and maximum provided for in the Articles.

To be approved, this special resolution must be passed by at least two-thirds of the votes cast at the Meeting. **Management recommends that shareholders vote FOR the Number of Directors Resolution.** Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Number of Directors Resolution.

AMENDMENTS TO SERIES ONE PREFERRED SHARE

On March 15, 2001, the Corporation issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("**CIBC Capital Partners**"), an 11% $6,000,000 senior secured convertible debenture (the "**CIBC Debenture**"), which debenture was amended and restated as of February 8, 2002 in connection with the reorganization of the Corporation effected on that date. The CIBC Debenture contains negative covenants in favour of CIBC Capital Partners such that the consent of CIBC Capital Partners is required for, among other things, certain material transactions and amendments to the articles of the Corporation.

As part of the reorganization of the Corporation completed on February 8, 2002, and in connection with the termination CIBC Capital Partners' rights (other than as security under the CIBC Debenture) with respect to the equity of the Corporation' subsidiary, Points.com, the Corporation issued to CIBC Capital Partners one Series One Preferred Share in the capital of the Corporation. The Series One Preferred Share will automatically convert into one Common Share upon (a) conversion into Common Shares of greater than $2,000,000 of the $6,000,000 principal amount of the CIBC Debenture, (b) repayment in full of the CIBC Debenture and (c) payment of the Dividend (as defined below) (each a "**Conversion Event**"). In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation for the purpose of winding-up its affairs prior to a Conversion Event, the holder of the Series One Preferred Share is entitled to (i) receive from the assets of the Corporation a payment of $4,000,000 before any amounts shall be paid to the holders of any Common Shares and (ii) share *pro rata* (on the basis that the Series One Preferred Share represents that number of Common Shares into which the CIBC Debenture is then convertible) with the holders of all other participating shares in further

distributions from the assets of the Corporation to an aggregate maximum of $20,000,000 in addition to the sum specified in (i). The holder of the Series One Preferred Share is entitled to a dividend (the "**Dividend**") in the event that, prior to a Conversion Event, (A) there is a merger or consolidation of the Corporation (or a subsidiary of the Corporation which owns all or substantially all of the assets of the Corporation) with another corporation where, following such event, shareholders of the Corporation will not hold at least a majority of the voting power of the surviving/acquiring corporation, (B) any person (other than CIBC Capital Partners) or persons acting jointly or in concert beneficially own greater than 50% of the Common Shares, or (C) there is a sale of all or substantially all of the assets of the Corporation. The Dividend is approximately equal to the liquidation preference described above and, for this purpose, the value of the assets of the Corporation available for distribution on this notional dissolution is the value attributable to the equity of the Corporation implied by the transaction giving rise to the dividend event, as adjusted for the value of non-Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000.

On March 21, 2003, in connection with the investment by USA Interactive in the Corporation, the Corporation, USA Interactive and CIBC Capital Partners entered into a consent and amendment agreement (the "**Consent Agreement**"). Under the Consent Agreement, CIBC Capital Partners provided consents required under the CIBC Debenture in order for the Corporation to complete the investment transaction with USA Interactive. As a result of CIBC Capital Partners' consent to the transaction, including the creation of the Series Two Preferred Share as a voting share, the terms of the Series One Preferred Share are required to be amended to preserve CIBC Capital Partners' rights with respect to the payment of the Dividend on an acquisition by a third party of voting control of the Corporation. The Corporation agreed in the Consent Agreement to propose this amendment to the terms of the Series One Preferred Share at the Meeting. The Corporation also agreed in the Consent Agreement to pay to CIBC Capital Partners an amount equal to the Dividend in the event that there is a change in voting control of the Corporation and no Dividend is payable under the Series One Preferred Share. Accordingly, this Meeting has been called, in part, to consider and, if thought fit, to approve with or without variations as a special resolution the Series One Resolution (the text of which is set out as Schedule C hereto) authorizing an amendment to the Articles to amend certain of the share provisions relating to the Series One Preferred Share.

To be approved, this special resolution must be passed by at least two-thirds of the votes cast at the Meeting. **Management recommends that shareholders vote FOR the Series One Resolution.** Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Series One Resolution.

USA Interactive has agreed to vote, or cause to be voted, in favour of the Series One Resolution all of the voting securities of the Corporation owned or controlled by it.

Under the provisions of the *Business Corporations Act* (Ontario) (the "**OBCA**") shareholders of the Corporation will be entitled to exercise dissent rights in connection with the adoption of the Series One Resolution (see "**Dissenting Shareholders' Rights**" below). Under the Series One Resolution, in the event that the Corporation has received notices of dissent in respect of greater than 1% of the outstanding Common Shares, the Board will have the discretion to determine not to proceed with the amendments to the terms of the Series One Preferred Share.

LIQUIDITY PUTS

The Corporation's subsidiary, Points.com, has outstanding options to acquire up to 3,902,382 common shares of Points.com (the "**PCI Options**"). The PCI Options represent approximately 11.7% of the common shares of Points.com on a fully diluted basis and accordingly represent potential dilution to the

Corporation's ownership interest (and indirectly, the interests of the Corporation's shareholders) in Points.com. The PCI Options have a weighted average exercise price of $0.03 per share and a weighted average remaining term of 2.31 years.

As part of the reorganization of the Corporation completed on February 8, 2002, to minimize the potential dilution of the Corporation's ownership interest in Points.com in the event that PCI Options are exercised, the Corporation granted proportionately to the holders of PCI Options the right to put a portion of the common shares issued on the exercise of such PCI Options to the Corporation in consideration for the issuance by the Corporation of Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put (the "**Initial Put Rights**"). The purpose of the grant of Initial Put Rights was to diminish the risk that Points.com would cease to be wholly-owned by the Corporation. At the time of grant of the Initial Put Rights, the TSX Venture Exchange (the "**Exchange**") approved the issuance by the Corporation of up to 7,296,652 Common Shares on the exercise of the Initial Put Rights.

To date, PCI Options have been exercised to acquire 182,800 common shares of Points.com and Initial Put Rights have been exercised to put those common shares to the Corporation in consideration for the issuance by the Corporation of 457,714 Common Shares. As at the date hereof, there are outstanding PCI Options exercisable to acquire up to 2,781,715 common shares of Points.com in respect of which Initial Put Rights have been granted and there are outstanding PCI Options exercisable to acquire up to 1,120,667 common shares of Points.com in respect of which no put rights have been granted (the "**Residual PCI Options**"). A maximum of 6,965,145 Common Shares of the Corporation are issuable pursuant to the outstanding Initial Put Rights; representing 126,207 Common Shares more than the remaining number of Common Shares approved issuance by the Exchange (the "**Excess Grant**").

It is currently contemplated that, prior to the Meeting, the Board will, subject to receipt of regulatory and shareholder approval, approve the grant of put rights to the holders of Residual PCI Options such that holders of Residual PCI Options will have the right to put the common shares issued on the exercise of such Residual PCI Options to the Corporation in consideration for the issuance by the Corporation of Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put (the "**Residual Put Rights**"). The maximum number of Common Shares issuable on the exercise of the Residual Put Rights would be 2,806,038.

On April 29, 2003, the Exchange approved the issuance of (a) up to 126,207 Common Shares in respect of the Excess Grant (the "**Excess Grant Shares**"), and (b) up to 2,806,038 Common Shares in respect of the Residual Put Rights (the "**Residual Put Rights Shares**"), subject to, among other things, disinterested shareholder approval. Accordingly, this Meeting has been called, in part, if required, to consider and, if thought fit, to approve with or without variations as an ordinary resolution the Put Resolution (the text of which is set out as Schedule D hereto) authorizing the issuance of the Excess Grant Shares and the Residual Put Rights Shares. Management of the Corporation considers it desirable to limit, to the greatest extent possible, the potential dilution of the Corporation's ownership interest (and indirectly, the interests of the Corporation's shareholders) in Points.com in the event that PCI Options are exercised, and believes that the financial and dilutive impact of this put mechanism is effectively neutral to the Corporation's shareholders.

To be approved, this ordinary resolution must be passed by a simple majority of the votes cast at the Meeting by shareholders, other than votes cast by shareholders of the Corporation who are holders of Residual PCI Options and who may benefit from the issuance of Excess Grant Shares and/or the Residual Put Rights Shares. Accordingly, votes cast in respect of the Common Shares held by the holders of the Residual PCI Options will not be included in the determination of whether or not the Put Resolution is approved by the required majority. **Management recommends that Shareholders vote FOR the Put**

Resolution. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Put Resolution.

On April 11, 2003, in connection with the investment by USA Interactive in the Corporation, the Corporation issued to Points Investments, Inc. one Series Two Preferred Share and a common share purchase warrant (the "**Warrant**"). The Series Two Preferred Share is convertible, for no additional consideration and subject to anti-dilution adjustment, into 18,432,427 Common Shares (approximately 19.96% of the Common Shares of the Corporation on an adjusted fully-diluted basis). The Warrant is exercisable for three years to acquire, subject to adjustment, up to 72,247,700 Common Shares at an effective price per share of $1.04 in the first year of its term, $1.17 in the second year of its term and $1.30 thereafter. In the aggregate, the Series Two Preferred Share and the Warrant are convertible and exercisable to acquire up to 55% of the Common Shares of the Corporation on an adjusted fully-diluted basis. If the conditions to the issuance of the Excess Grant Shares and the Residual Put Rights Shares are satisfied and such shares become issuable, the adjustment provisions of the Series Two Preferred Share and the Warrant will result in (i) the Series Two Preferred Share being convertible, for no additional consideration, into 19,406,472 Common Shares (approximately 20.16% of the Common Shares of the Corporation on an adjusted fully-diluted basis) and (ii) the Warrant being exercisable to acquire up to 74,503,676 Common Shares at an effective price per share of $1.00 in the first year of its term, $1.12 in the second year of its term and $1.25 thereafter. In the aggregate, the Series Two Preferred Share and the Warrant would remain convertible and exercisable to acquire up to 55% of the Common Shares of the Corporation on an adjusted fully-diluted basis.

Giving pro forma effect, as at date of conditional Exchange acceptance, to the exercise of the PCI Options in respect of the Excess Grant and the Residual PCI Options, Points.com would receive aggregate proceeds of $36,182. As at such date, the closing price of the Corporation's Common Shares on the Exchange was $0.87 and, accordingly, on such date the Excess Grant Shares and the Residual Put Right Shares would have had an aggregate value of $2,551,053.15.

DISSENTING SHAREHOLDERS' RIGHTS

A registered shareholder of the Corporation is entitled to dissent from the Series One Resolution in the manner provided in Section 185 of the OBCA. Section 185 of the OBCA is reprinted in its entirety as Schedule E to this Circular. The following summary is qualified in its entirety by the provisions of Section 185 of the OBCA.

A holder of Common Shares whose Common Shares are registered in its name on the share register of the Corporation and who validly exercises the right of dissent provided for under section 185 of the OBCA in respect of his or her Common Shares (a "**Dissenting Shareholder**") will be entitled, in the event the amendments to the Series One Preferred Share contemplated by the Series One Resolution become effective, to be paid by the Corporation the fair value of the shares held by such Dissenting Shareholder determined as at the close of business on the day before the Meeting or any adjournment(s) or postponement(s) thereof.

A shareholder who wishes to dissent must provide to the Corporation, at or before the Meeting (or any postponement(s) or adjournment(s) thereof) at the address set out on page 1 of this Circular, a written objection to the Series One Resolution (a "**Dissent Notice**"). The filing of a Dissent Notice does not deprive a shareholder of the right to vote; however, the OBCA provides, in effect, that a shareholder who has submitted a Dissent Notice and who votes in favour of the Series One Resolution will no longer be considered a Dissenting Shareholder with respect to shares voted in favour of the Series One Resolution.

The OBCA does not provide, and the Corporation will not assume, that a vote against the Series One Resolution constitutes a Dissent Notice. Under the OBCA, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may dissent only with respect to all shares held by him or her on behalf of any one beneficial owner and which are registered in the name of the Dissenting Shareholder.

The Corporation is required, within 10 days after adoption of the Series One Resolution, to notify each Dissenting Shareholder that the Series One Resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the Series One Resolution or who has withdrawn his or her Dissent Notice.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Series One Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Series One Resolution has been adopted, send to the Corporation a written notice (a "**Payment Demand**") containing his or her name and address, the number of the Corporation shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to the Corporation's transfer agent at the appropriate address set out on page 1 of this Circular, the certificates representing the shares in respect of which he or she dissented. A Dissenting Shareholder who fails to send the certificates representing the shares in respect of which he or she dissented forfeits his or her right to make a claim under Section 185 of the OBCA. The Corporation's transfer agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

On filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, a Dissenting Shareholder ceases to have any rights as a shareholder, other than the right to be paid the fair value of his or her shares as determined under Section 185 of the OBCA, except where (a) the Dissenting Shareholder withdraws his or her Demand for Payment before the Corporation makes a written offer to pay ("**Offer to Pay**"), (b) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment, or (c) the Board revokes the Series One Resolution, in which case the Corporation will be required to reinstate the Dissenting Shareholder's rights as a shareholder.

The Corporation is required, not later than seven days after the later of the Effective Date or the date on which the Corporation received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it an Offer to Pay for his or her shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay, as between shares of the same class, must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If the Corporation fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an offer that has been made, the Corporation may, within 50 days after the effective date of the amendments to the Series One Preferred Share or within such further period as a court may allow, apply to a court to fix a fair value for the shares of Dissenting Shareholders. If the Corporation fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Shareholders whose shares have not been purchased by the Corporation will be joined as parties and bound by the decision of the court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the shares of all Dissenting Shareholders. The final order of a court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of his or her shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the amendments to the Series One Preferred Share until the date of payment.

The above is only a summary of the Dissenting Shareholder provisions of the OBCA, which are technical and complex. It is suggested that any shareholder wishing to avail himself or herself of his or her rights under those provisions seek his or her own legal advice as failure to comply strictly with the provisions of the OBCA may prejudice his or her right of dissent.

BOARD APPROVAL

The undersigned hereby certifies that the contents, and the sending, of the Management Information Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

DATED as at April 24, 2003

[signed]

Christopher Barnard

President

SCHEDULE A

REDUCTION OF MAXIMUM NUMBER OF DIRECTORS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Corporation be amended to reduce the maximum number of directors that may be elected to the Board to eleven (11) from fifteen (15); and

2. any one officer or director of the Corporation is hereby authorized to execute and deliver, for and on behalf of the Corporation, all documents and to do all other things necessary or desirable to give effect to such amendments, including the execution and delivery of Articles of Amendment in prescribed form.

SCHEDULE B

DIRECTORS EMPOWERED TO SET NUMBER OF DIRECTORS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the directors of the Corporation are empowered to determine from time to time by resolution the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders of the Corporation, within the minimum and maximum numbers provided for in the Articles of the Corporation; and

2. any one officer or director of the Corporation is hereby authorized to execute and deliver, for and on behalf of the Corporation, all documents and to do all other things necessary or desirable to give effect to the foregoing resolution.

SCHEDULE C

AMENDMENTS TO SERIES ONE PREFERRED SHARE PROVISIONS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the following amendments (the "**Amendments**") to the Articles of the Corporation are hereby approved:

   (a) Section 2(c)(ii) of the terms of the Series One Preferred Share is amended by deleting Section 2(c)(ii) thereof and inserting in place thereof "any Person (other than Canadian Imperial Bank of Commerce) (and such Person's Affiliates and Associates, and any Person acting jointly or in concert with such Person) (collectively, an "**Acquiror**") acquiring greater than 50% of the votes attached to the Corporation's securities entitled to vote for the election of the Corporation's board of directors or greater than 50% of the equity (by value) of the Corporation;";

   (b) Section 2 of the terms of the Series One Preferred Share is amended by inserting a new paragraph (d) as follows ""Affiliate" means an "affiliate" as defined by the *Business Corporations Act* (Ontario).";

   (c) Section 2 of the terms of the Series One Preferred Share is amended by inserting a new paragraph (e) as follows ""Associate" means an "associate" as defined by the *Business Corporations Act* (Ontario)."; and

   (d) Section 2 of the terms of the Series One Preferred Share is amended by inserting a new paragraph (f) as follows ""Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative.";

2. Notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation be and are hereby empowered to revoke this resolution and not proceed with the Amendments, without further approval of the shareholders of the Corporation, at any time prior to the endorsement by the Director under the *Business Corporations Act* (Ontario) ("**OBCA**") of a certificate of amendment of articles in respect of the Amendments, but only if the Corporation shall have received notices of dissent under Section 185 of the OBCA in respect of greater than 1% of the outstanding common shares of the Corporation; and

3. any one officer or director of the Corporation is hereby authorized to execute and deliver, for and on behalf of the Corporation, all documents and to do all other things necessary or desirable to give effect to such amendments including the execution and delivery of Articles of Amendment in prescribed form.

SCHEDULE D

RESOLUTION APPROVING ISSUANCE OF SHARES UNDER THE PUT RIGHTS

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the issuance by the Corporation of up to 126,207 Common Shares in connection with the Excess Grant (as such term is defined in the Corporation's Management Information Circular dated April 24, 2003 (the "**Circular**")) and the grant of the associated put rights is authorized, ratified and approved;

2. the issuance by the Corporation of up to 2,806,038 Common Shares in connection with the Residual Put Rights (as such term is defined in the Circular) and the grant of such Residual Put Rights is authorized, ratified and approved; and

3. any one officer or director of the Corporation is hereby authorized to execute and deliver, for and on behalf of the Corporation all documents and to do all other things necessary or desirable to give effect to the foregoing resolution.

SCHEDULE E

SECTION 185 OF THE OBCA

185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170(5) or (6).

(3) Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) Certificate to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8),

in which case the dissenting shareholders right are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay a dissenting shareholders for their shares.

(16) Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem — Subject to subsection (30), a corporation shall pay for the shares of dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder

who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27) Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to rights arising under subsection (4), by order declare that those

rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

POINTS INTERNATIONAL LTD.

PROXY

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS June 26th, 2003

The undersigned shareholder of Points International Ltd. (the "Corporation") hereby appoints, Christopher Barnard, the President of the Corporation, or failing him Robert MacLean, the Chief Executive Officer of the Corporation, OR INSTEAD OF THE FOREGOING, ______________________________, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held on the 26th day of June, 2003, and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment(s) or postponement(s) thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed:

1. TO VOTE FOR ❑ OR WITHHOLD FROM VOTING FOR ❑ the election of directors.

2. TO VOTE FOR ❑ OR WITHHOLD FROM VOTING FOR ❑ the appointment of auditors.

3. TO VOTE FOR ❑ OR AGAINST ❑ the Reduction of the Board Resolution.

4. TO VOTE FOR ❑ OR AGAINST ❑ the Number of Directors Resolution.

5. TO VOTE FOR ❑ OR AGAINST ❑ the Series One Resolution.

6. If required, TO VOTE FOR ❑ OR AGAINST ❑ the Put Resolution.

If no specification as to voting is made, this proxy will be voted for the election of Management's nominees as directors, for the appointment of Management's nominees as auditors and the authorization of the board of directors of the Corporation to fix the remuneration of the auditors, for the Reduction of the Board Resolution, the Number of Directors Resolution, the Series One Resolution and for the Put Resolution, all as described in the Management Information Circular. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect to such matters. The undersigned hereby revokes any proxy previously given by the undersigned.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT HIM AND TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE NOMINEES DESIGNATED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

DATED the ___________ day of _________________, 2003.

_____________________________ _____________________________

Name of Shareholder (Print) Signature of Shareholder

NOTES: (see reverse)

NOTES:

1. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed by management of the Corporation. This proxy ceases to be valid one year from its date.

2. Properly executed forms of proxy must be deposited with (i) with ComputerShare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1 or to the Secretary of the Corporation at the offices of the Corporation, #300-134 Peter Street, Toronto, Ontario, Canada, M5V 2H2, in either case at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

ANNEX A

Description of Document	Filing/Distribution Requirements
1. 2002 Annual Report of Points, including, at pages 10 to 23 thereof, Management's Discussion and Analysis relating to the Financial Statements of Points, also included therein, as at and for the fiscal years ended December 31, 2002 and 2001. 2. 2003 Annual Report of Points, including, at pages 10 to 37 thereof, Management's Discussion and Analysis relating to the Financial Statements of Points, also included therein, as at and for the fiscal years ended December 31, 2003 and 2002.	Annual Reports (or Management's Discussion and Analysis in lieu thereof) must be sent to shareholders of the company within 140 days from the end of the fiscal year and concurrently filed with the Toronto Stock Exchange (the "TSX") and the provincial securities commissions. Prior to the completion of the 2004 fiscal year, Annual Financial Statements and Annual Management's Discussion and Analysis were required to be filed with the provincial securities commissions and the TSX within 140 days from the end of the fiscal year and sent concurrently to shareholders of the company. Commencing with the completion of the 2004 fiscal year, Annual Financial Statements and Annual Management's Discussion and Analysis must be filed with the provincial securities commissions within 90 days from the end of the fiscal year and sent concurrently to shareholders of the company and to the TSX.
3. Unaudited Interim Quarterly Financial Statements of Points for the fiscal quarter ended March 31, 2003. 4. Unaudited Interim Quarterly Financial Statements of Points for fiscal quarter ended June 30, 2003. 5. Unaudited Interim Quarterly Financial Statements of Points for fiscal quarter ended September 30, 2003. 6. Unaudited Interim Consolidated Financial Statements of Points for the fiscal quarter ended March 31, 2004. 7. Unaudited Interim Consolidated Financial Statements of Points for the fiscal quarter ended June 30, 2004. 8. Management's Discussion and Analysis	Prior to the first quarter of 2004, Interim Quarterly Financial Statements were required to be filed with the provincial securities commissions and the TSX within 60 days of the end of the fiscal quarter and sent concurrently to shareholders of the company. Commencing with the first quarter of 2004, Interim Quarterly Financial Statements and Interim Quarterly Management's Discussion and Analysis must be filed with the provincial securities commissions within 45 days of the end of the fiscal quarter and sent concurrently to shareholders of the company. Interim Quarterly Financial Statements and Interim Quarterly Management's

Description of Document	Filing/Distribution Requirements
for the fiscal quarter ended March 31, 2004. 9. Management's Discussion and Analysis for the fiscal quarter ended March 31, 2004. 10. Certificate of Interim Filings for the fiscal quarter ended March 31, 2004 (Chief Financial Officer). 11. Certificate of Interim Filings for the fiscal quarter ended March 31, 2004 (Chief Executive Officer). 12. Certificate of Interim Filings for the fiscal quarter ended June 30, 2004 (Chief Financial Officer). 13. Certificate of Interim Filings for the fiscal quarter ended June 30, 2004 (Chief Financial Officer).	Discussion and Analysis must be filed with the TSX within 60 days of the end of the fiscal quarter. Prior to the first quarter of 2004, Points was not required to prepare or file Interim Quarterly Management's Discussion and Analysis. Commencing with the first quarter of 2004, certificates of the Chief Executive Officer and the Chief Financial Officer of the company, personally certifying certain matters with respect to the annual and interim filings of such company, must be filed with the provincial securities commissions concurrently with the annual and interim filings to which they relate.
14. BC Form 51-901F of Points for the fiscal quarter ended March 31, 2003. 15. BC Form 51-901F of Points for fiscal quarter ended June 30, 2003. 16. BC Form 51-901F of Points for fiscal quarter ended September 30, 2003.	Companies satisfying certain criteria are required to prepare and file with the British Columbia Securities Commission BC Form 51-901F within 60 days of the end of the fiscal quarter. Points is no longer subject to this requirement.
17. Annual Information Form of Points for the fiscal year ended December 31, 2002, dated April 24, 2003. 18. Annual Information Form of Points for the fiscal year ended December 31, 2003, dated April 22, 2004.	Must be filed with the provincial securities commissions with 140 days after the end of the fiscal year.
19. Notice of 2003 Annual and Special Meeting, Management Proxy Circular and Form of Proxy for the annual and special meeting of shareholders held on June 26, 2003, dated April 24, 2003. 20. Notice of 2004 Annual and Special Meeting, Management Proxy Circular and Form of Proxy for the annual and special meeting of shareholders held on	Must be provided to shareholders not less than 21 days before the relevant meeting date and must be currently filed with the provincial securities commissions and the TSX. Commencing with the first quarter of 2004, a company must, promptly following a meeting of securityholders at which a matter was submitted to a vote, file a report

Description of Document	Filing/Distribution Requirements
June 24, 2004, dated April 22, 2004. 21. Report of voting results on matters submitted to the annual and special meeting of the shareholders of Points held on June 24, 2004, dated July 2, 2004.	with the provincial securities commissions that discloses the results of such vote.
22. Material Change Report of Points relating to the execution on March 21, 2003 of a subscription agreement between Points and USA Interactive pursuant to which Points agreed to issue one convertible preferred share and common share purchase warrants for aggregate cash consideration of $15.1 million, dated March 21, 2003. 23. Material Change Report of Points relating to the issuance of one series 2 preferred share and common share purchase warrants to Points Investments, Inc., a subsidiary of USA Interactive on April 11, 2003, dated April 16, 2003. 24. Material Change Report of Points relating to the execution, effective August 27, 2003, of a Commercial Alignment Agreement with American Airlines, dated September 11, 2003. 25. Material Change Report of Points relating to the execution on March 11, 2004 of an agreement to acquire substantially all of the assets of MilePoint Inc., a loyalty program technology provider and operator, dated March 18, 2004.	Must be filed with the provincial securities commissions as soon as practicable and, in any event, within 10 days of the date on which the material change occurred.
26. Press releases of Points dated: (a) February 21, 2003 (announcing agreement with eBay Inc.); (b) March 18, 2003 (announcing new board member); (c) March 21, 2003 (announcing agreement for strategic	If the subject matter of the press release constitutes material information (which would include a material change), the press release must be widely disseminated following any pre-notification to the TSX and must be filed with the provincial securities commissions and the TSX. Press releases notifying shareholders and the

Description of Document	Filing/Distribution Requirements
investment by USA Interactive); (d) April 3, 2003 (announcing product launch for Deutsche Lufthansa AG); (e) April 4, 2003 (announcing product launch for Six Continents Hotels, Inc.); (f) April 11, 2003 (announcing closing of strategic investment by USA Interactive); (g) April 14, 2003 (announcing 2002 year end results); (h) April 24, 2003 (announcing product launch for Spiegel Incentives); (i) May 20, 2003 (announcing product launch for eBay Inc.); (j) May 26, 2003 (announcing 2003 first quarter results); (k) June 25, 2003 (announcing new board members); (l) July 16, 2003 (announcing relationship with Great Pacific International Inc. through its acquisition of Loyaltytravel.com Corp.); (m) August 22, 2003 (announcing 2003 second quarter financial results); (n) August 26, 2003 (announcing commercial agreement with eBay Inc.); (o) September 5, 2003 (announcing agreement with and share issuance to American Airlines, Inc.); (p) September 26, 2003 (announcing regulatory approvals for agreement with	TSX of the declaration of a dividend must be given to the TSX and disseminated promptly following such declaration.

Description of Document	Filing/Distribution Requirements
American Airlines, Inc.); (q) November 19, 2003 (announcing agreement with Vesdia Corporation); (r) November 21, 2003 (announcing 2003 third quarter financial results); (s) November 24, 2003 (announcing agreement with eBay Inc.); (t) December 1, 2003 (announcing agreement with Marriott Fulfillment Services Inc.); (u) December 4, 2003 (announcing agreement with Hudson's Bay Company); (v) January 29, 2004 (announcing agreement with Scandinavian Airlines Systems); (w) February 2, 2004 (announcing online exchange program option); (x) February 19, 2004 (announcing graduation to TSX from TSX Venture Exchange); (y) March 2, 2004 (announcing product launch for US Airways); (z) March 11, 2004 (announcing agreement to acquire assets of MilePoint, Inc.); (aa) March 23, 2004 (announcing agreement with eBay Inc.); (bb) April 2, 2004 (announcing completion of the acquisition of assets of MilePoint, Inc.); (cc) April 26, 2004 (announcing 2003 year end financial results);	

Description of Document	Filing/Distribution Requirements
(dd) April 28, 2004 (announcing product launch for The Sperry & Hutchinson Company); (ee) April 29, 2004 (announcing agreement with Interval International); (ff) May 7, 2004 (announcing 2004 first quarter results); (gg) May 10, 2004 (announcing appointment of new Chief Marketing Officer); (hh) May 19, 2004 (announcing product launch for Starbucks Coffee Company); (ii) June 23, 2004 (announcing product launch for KnowledgeFlow Inc.); (jj) June 24, 2004 (announcing agreement with Frontier Airlines); (kk) June 29, 2004 (announcing agreement with ACCENT training); (ll) July 29, 2004 (announcing agreement with British Airways); (mm) August 10, 2004 (announcing 2004 second quarter results).	
27. Qualifying Issuer Certificate in respect of a distribution on April 11, 2003, dated April 16, 2003. 28. Qualifying Issuer Certificate, in respect of a distribution on September 19, 2003, dated September 29, 2003. 29. Qualifying Issuer Certificate in respect of a distribution on October 16, 2003, dated October 16, 2003.	Prior to March 30, 2004, a company that was a "Qualifying Issuer" was required to file a certificate with the Ontario Securities Commission within 10 days of an exempt distribution of securities. This requirement has been repealed.

POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of shareholders of POINTS INTERNATIONAL LTD. (the "**Corporation**") will be held at Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Thursday, the 24th day of June, 2004, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive and consider the Annual Report of the Corporation accompanying this notice, the financial statements of the Corporation for its financial year ended December 31, 2003 contained therein and the report of the auditors thereon;

2. to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3. to appoint Mintz & Partners LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration;

4. to consider and, if thought advisable, to pass an ordinary resolution to increase the number of common shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "**Option Plan Resolution**");

5. to consider and, if thought advisable, to pass a special resolution authorizing the continuance of the Corporation under the *Canada Business Corporations Act* (the "**CBCA**") (the "**Continuance Resolution**");

6. to consider and, if thought advisable, to pass an ordinary resolution to confirm the repeal of the Corporation's existing by-laws and the adoption by the Corporation of a new by-law consistent with the CBCA, in each case, effective on the date the Corporation continues under the CBCA (the "**By-Law Resolution**"); and

7. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

The text of each of the Option Plan Resolution, Continuance Resolution and By-Law Resolution are set forth in Schedules B, C and F, respectively, to the accompanying Management Information Circular and are incorporated by reference in this notice.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

Only shareholders of record at the close of business on May 14, 2004 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at Toronto, Ontario this 22nd day of April, 2004.

By Order of the Board of Directors

(signed)

T. ROBERT MACLEAN
Chief Executive Officer

POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular (also referred to herein as this "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Points International Ltd. (the "Corporation") for use at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held at Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Thursday, June 24, 2004, at 4:30 p.m. (Toronto time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. It is expected that solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Corporation. The cost of solicitation by or on behalf of the management will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as at April 22, 2004.

To be effective, completed proxies must (i) be delivered to Computershare Trust Corporation of Canada, the registrar and transfer agent for the Common Shares, at Suite 600, 530 8th Avenue, S.W., Calgary, Alberta, Canada T2P 3S8 or to the Secretary of the Corporation at the offices of the Corporation, Nash Building, 179 John Street, Suite 800, Toronto, ON M5T 1X4, in either case at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are officers and directors of the Corporation and shall represent management at the Meeting. **A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so by inserting such other person's name in the blank space provided in the form of proxy.**

Exercise of Vote by Proxy

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the registered shareholder on any ballot that may be called for, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. For the Meeting, the form of proxy affords a shareholder an opportunity to specify that the shares registered in his or her name shall be: (i) voted or withheld from voting in the election of directors, (ii) voted or withheld from voting on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, (iii) voted for or against the resolution to continue the Corporation's existence from the *Business Corporations Act* (Ontario) (the "**OBCA**") to the *Canada Business Corporations Act* (Canada) (the "**CBCA**") (the "**Continuance Resolution**"), (iv) voted for or against the resolution confirming the repeal of the existing by-laws of the Corporation and the adoption of a new by-law of the Corporation consistent with the CBCA (the "**By-Law Resolution**"), and (v) increasing the number of Common Shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "**Option Plan Resolution**").

In respect of proxies in which registered shareholders have failed to specify that the proxy nominees are required to (i) vote or withhold from voting in the election of directors, (ii) vote or withhold from voting in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, (iii) vote for or against the Continuance Resolution, (iv) vote for

against the By-Law Resolution, or (v) vote for or against the Option Plan Resolution, the shares represented by proxies in favour of management nominees will be voted in favour of such matters.

The form of proxy also confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing Notice of Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

The execution or exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the OBCA in connection with the rights of dissenting shareholders under the OBCA. For more information on the rights of dissenting shareholders, see the section below entitled "**Dissenting Shareholders' Rights**".

Revocation of Proxies

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Quorum and Record Date

The presence of at least five shareholders holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The board of directors of the Corporation (the "**Board**") has fixed May 14, 2004 as the record date (the "**Record Date**") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting. A person who has acquired shares after the Record Date is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates or otherwise establishing proper ownership and demanding, not later than ten days before the Meeting, that his or her name be included in the list of shareholders eligible to vote at the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

Voting Shares and Principal Holders Thereof

As at April 22, 2004, 68,046,319 "Common Shares" and one "Series Two Preferred Share" were issued and outstanding, and constituted all of the voting shares in the capital of the Corporation.

The holders of Common Shares and the Series Two Preferred Share are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of Common Shares are entitled to cast one vote per share and the holder of the Series Two Preferred Share is entitled to cast that number of votes equal to the lesser of (i) 21,868,750 and (ii) 19.9% of the total number of votes that may be cast at the Meeting. As at April 22, 2004, the holder of the Series Two Preferred Share was entitled to cast up to 16,905,390 votes. Generally, all matters to be voted on by shareholders must be

approved by a simple majority of the votes cast in respect of Common Shares and the Series Two Preferred Share held by persons present in person or by proxy, voting together as a single class.

As at April 22, 2004 the only persons who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, in excess of 10% of any class of the voting securities of the Corporation is Points Investments, Inc., an affiliate of InterActiveCorp ("**IAC**"), as holder of the Series Two Preferred Share.

Beneficial Shareholders

Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person who beneficially owns shares through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an "**Intermediary**") is not a registered shareholder (a "**Non-Registered Holder**"). In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders who have not waived the right to receive meeting materials. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials.

Non-Registered Shareholders receiving a pre-signed proxy, voting instruction form or similar instrument should carefully follow the mailing procedures and signing and returning instructions of their Intermediary to ensure their shares are voted at the Meeting.

Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), such Non-Registered Holder should contact their Intermediary to determine the steps necessary to accomplish this.

ELECTION OF DIRECTORS

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. In accordance with their authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, is eleven, two of whom are to be elected by the holder of the Series Two Preferred Share, voting separately as a series, and nine of whom are to be elected by the holders of the Common Shares and the holder of the Series Two Preferred Share, voting together as a single class. Unless authority to do so is withheld, the shares represented by the proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, if any nominee would be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee in their discretion.

The Board does not have an executive committee, however, the Corporation is required to have an audit committee under the provisions of the OBCA.

The following table provides certain background information with respect to each nominee for the Board.

Name; Director Classification	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)	Common Shares Beneficially Owned
Douglas A. Carty[1] Glen Ellyn, Illinois Independent	Feb. 2002 – present	Chief Financial Officer, Laidlaw International Ltd., a transportation company (Jan. 2003 – present); Chief Financial Officer, Atlas Air Worldwide Holdings Inc., an air cargo company (Jul. 2001 – Dec. 2002); Chief Financial Officer, Canadian Airlines, an airline (Jul. 1996 – Jul. 2000)	5,000
Marc B. Lavine[4] Paris, France Independent	Feb. 2000 – present	Chief Executive Officer, President and Director of Chrysalis Capital Corporation, a capital pool company (Oct. 1, 2003 – present); Chief Executive Officer, Exclamation International Incorporated (Jun. 1999 – Feb. 2002); President, Exclamation International Incorporated (Dec. 1997 – Jun. 1999)	6,173,290
T. Robert MacLean[3] Toronto, Ontario Insider	Feb. 2002 - present	Chief Executive Officer, Points International Ltd. (Feb. 2002 – present); Chief Executive Officer, Points.com Inc. (Feb. 2000 – present); President, Points.com Inc. (Feb. 2000 – Feb. 2002); Vice-President, other positions, Canadian Airlines, an airline (1988 – 2000)	220,390
Christopher J.D. Barnard Toronto, Ontario Insider	Feb. 2000 – present	President, Points International Ltd. (Feb. 2000 – present); Points.com Inc. (Feb. 2002 – present); Vice-President, Exclamation International Incorporated (Jul. 1998 – Feb. 2000)	979,800
Rowland W. Fleming[1, 2] Mississauga, Ontario Independent	Feb. 2002 – present	Public and private company director (Apr. 1999 – present); President and Chief Executive Officer, The Toronto Stock Exchange (Jan. 1995 – Apr. 1999)	5,000
John W. Thompson[1, 2] Toronto, Ontario Independent	Feb. 2002 – present	Public company director (Aug. 2000 – present); Managing Director, Kensington Capital Partners Limited, an investment and advisory firm (Aug. 2000 – Nov 2003); Executive Vice-President, Loblaw Companies Limited, a grocery company (Feb. 1978 – Apr. 1999)	1,018,016
J. Grant McCutcheon[1] Toronto, Ontario Independent	Feb. 2000 – present	Director, Lawrence & Company Incorporated, an investment firm (Dec. 1995 – present)	6,250
Jim W. Kranias London, England Independent	Feb. 2000 – present	President, International Consulting, a private consulting company (Aug. 1998 – present);	140,056
Christopher E.M. Payne [2] Toronto, Ontario Independent[5]	Feb. 2003 – present	Managing Director, Financial Services, CIBC World Markets, a merchant bank and advisory group (Jun. 2000 – present); Executive Vice-President, Financial Services, WhatifI.com, an online mutual fund (Jun. 1999 – Jun. 2000); Executive Vice-President, Financial Services, X.com, an online banking and payments company (Jan. 1999 – Jun. 1999); Executive Vice-President, Financial Services, BMO Nesbitt Burns Equity Partners, a merchant banking and advisory company (Nov. 1996 – Jan. 1999)	Nil

Name; Director Classification	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)	Common Shares Beneficially Owned
Eric A. Korman[2] New York, New York Nominee of the Series Two Preferred Share holder[6]	June 2003 – present	Vice President, Mergers & Acquisitions, InterActiveCorp, an interactive commerce company (Nov. 2003 to Present); other positions at InterActiveCorp, (Sept. 2001 – Nov. 2003); Principal, and head of business development for ePartners Venture Capital, a $650 million venture fund (Jan. 2000 – Apr. 2001); Senior Analyst, Corporate Business Development for The Coca-Cola Co., a consumer products company (Aug. 1997 – Jan. 2000)	Nil
Dan Marriott New York, New York Nominee of the Series Two Preferred Share holder[6]	–	Senior Vice President, Interactive Development, InterActiveCorp, an interactive commerce company (Dec. 2003 – present); Senior Vice President, Strategic Planning, InterActiveCorp (Feb. 2002 – Dec. 2003); Executive Vice President, Corporate Strategy and Development, Ticketmaster, Inc., an online consumer products company (Feb. 1999 – Feb. 2002)	Nil

Notes:

1 Member of the Audit Committee; Mr. Carty serves as Chairman.

2 Member of Human Resources Committee; Mr. Fleming Serves as Chairman.

3 Observer of both the Human Resources and Audit Committees.

4 Mr. Lavine's holdings include 138,500 Common Shares held directly and 6,034,790 Common Shares held indirectly through The Eyeland Corporation, a 100% owned personal holding company.

5 In accordance with the terms of a debenture issued by the Corporation to CIBC Capital Partners, a division of the Canadian Imperial Bank of Commerce, CIBC Capital Partners is entitled to nominate one representative to the Board.

6 Nominee of Points Investments, Inc., an affiliate of IAC.

EXECUTIVE COMPENSATION

Executive Compensation and Summary Compensation Table for the Financial Year Ended December 31, 2003

The following table sets forth all compensation, for the periods indicated, paid in respect of the Named Executive Officers of the Corporation as of December 31, 2003. A "Named Executive Officer" means the Chief Executive Officer ("**CEO**") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporation's four most highly compensated executive officers, other than the CEO, who are serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus for the fiscal year amounted to $100,000 or more and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation		All Other Compensation ($)
		Salary ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Option[3] (#)	Subsidiary Securities Under Option[4] (#)	
Robert MacLean Chief Executive Officer	2003 2002 2001	160,000 146,917 120,000	34,498 17,360 28,340	26,650 33,680 –	125,000 125,000 125,000	975,684 1,275,375 1,275,375	–
Christopher Barnard President	2003 2002 2001	156,800 144,667 140,000	34,301 17,360 55,000	– – –	1,581,250 1,181,250 1,181,250	75,000 75,000 75,000	–
Stephen Yuzpe Chief Financial Officer	2003 2002 2001	135,844 129,167 125,000	27,040 7,508 25,000	– – –	183,750 183,750 183,750	55,000 55,000 55,000	–
Bill Thompson [5] Senior Vice President, Partner Relationships	2003 2002 2001	146,493 155,065 140,768	28,872 15,403 11,155	– – –	50,000 – –	142,100 170,100 170,100	–
Darlene Higbee Clarkin Vice President and Chief Technology Officer	2003 2002 2001	127,427 107,083 88,333	27,359 12,850 5,729	– – –	200,000 – –	424,436 509,436 509,436	–

Notes:

1 Bonuses earned in a fiscal (calendar) year are paid within 6 weeks of year end in the following fiscal year.

2 Perquisites and other personal benefits for each Named Executive Officer do not exceed the lesser of Cdn. $50,000 or 10% of total annual salary and bonus.

3 Represents options to acquire Common Shares of the Corporation.

4 Represents options to acquire common shares of Points.com Inc.

5 Salary and bonus amounts for Mr. Thompson were converted from U.S. dollars using the following foreign exchange rate: (2003 - Cdn$1.40 = US$1.00; 2002 – Cdn$1.5796 = US$1.00; 2001 – Cdn$1.5926 = US$1.00).

Options Granted to Named Executive Officers During the Financial Year Ended December 31, 2003

The following table indicates the options granted during the financial year ended December 31, 2003 to Named Executive Officers.

Name	Common Shares Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price per Common Share ($)	Market Value of Common Shares on the Date Preceding Issuance ($)	Expiration Date
Robert MacLean	–	–	–	–	–
Christopher Barnard	400,000[1]	30%	1.12	1.12	Dec. 16, 2008
Stephen Yuzpe	–	–	–	–	–
Bill Thompson	50,000[2]	4%	0.22	0.22	Feb. 16, 2008
Darlene Higbee Clarkin	200,000[3]	15%	1.12	1.12	Dec. 16, 2008

Notes:

1 Mr. Barnard's options were granted on December 17, 2003 and vest in equal parts on each of the first, second and third anniversary of the date of grant.

2 Mr. Thompson's options were granted on February 17, 2003 and vest in equal parts on each of the first, second and third anniversary of the date of grant.

3 Ms. Higbee Clarkin's options were granted on December 17, 2003 and vest in full on June 16, 2005.

Aggregate Options Exercised During the Financial Year Ended December 31, 2003 and Financial Year End Option Values

The following table indicates the options exercised during the financial year ended December 31, 2003 by each of the Named Executive Officers and the value of options unexercised at year-end.

Points International Ltd. Options

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#)	Value of Unexercised In-the-Money Options at Financial Year End[1] ($)
Robert MacLean	–	–	125,000 Exercisable Nil Unexercisable	62,500 Exercisable Nil Unexercisable
Christopher Barnard [2]	–	–	1,181,250 Exercisable 400,000 Unexercisable	750,000 Exercisable Nil Unexercisable
Stephen Yuzpe	–	–	172,478 Exercisable 11,272 Unexercisable	84,890 Exercisable Nil Unexercisable
Bill Thompson	–	–	Nil Exercisable 50,000 Unexercisable	Nil Exercisable Nil Unexercisable
Darlene Higbee Clarkin	–	–	Nil Exercisable 200,000 Unexercisable	Nil Exercisable Nil Unexercisable

Notes:

1 Based upon the closing price of the Common Shares on the TSX Venture Exchange on December 31, 2003 of $1.00 per Common Share.

2 Subsequent to year end, Mr Barnard exercised 531,250 options.

Points.com Inc. Options[1]

Name	Corporation Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Points.com Common Shares Acquired on Exercise (#)	Unexercised PCI Options at Financial Year End (#)	Value of Unexercised In-the-Money PCI Options at Financial Year End[2] ($)
Robert MacLean	750,392	713,621	299,689	975,684 Exercisable Nil Unexercisable	2,410,731 Exercisable Nil Unexercisable
Christopher Barnard	–	–	–	75,000 Exercisable Nil Unexercisable	183,668 Exercisable Nil Unexercisable
Stephen Yuzpe	–	–	–	55,000 Exercisable Nil Unexercisable	134,690 Exercisable Nil Unexercisable
Bill Thompson	70,110	96,614	28,000	142,100 Exercisable Nil Unexercisable	347,988 Exercisable Nil Unexercisable
Darlene Higbee Clarkin[3]	212,832	272,000	85,000	424,436 Exercisable Nil Unexercisable	1,053,334 Exercisable Nil Unexercisable

Notes:

1 The Corporation has granted to holders of options to acquire common shares of Points.com Inc. the right to put to the Corporation the common shares of Points.com Inc. in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com Inc. so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com Inc. common share for this purpose.

2 Based upon the closing price of the Common Shares on the TSX Venture Exchange on December 31, 2003 of $1.00 per Common Share and assuming that the fair market value of a Points.com Inc. common share is equal to 2.5039 Common Shares, which ratio is consistent with the historical ratio applied in respect of put rights granted by the Corporation to holders of certain options exercisable to acquire common shares of Points.com Inc.

3 Subsequent to year end and up to the date of this Circular, Ms Clarkin exercised 63,963 Points.com Inc. options and put the common shares acquired to the Corporation for 160,157 Common Shares.

Securities Authorized For Issuance Under Equity Compensation Plans

Plan Category	Securities to be issued upon exercise of outstanding options and rights (#)	Weighted average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Employee stock option plan[1 2]	5,598,127	0.50	870,774
Put rights on subsidiary shares[3]	7,799,781	0.04	7

Notes:

1 Subsequent to year end, 685,750 options were exercised and 4,000 were cancelled.

2 Subsequent to year end, 869,407 options were granted.

3 Subsequent to year end, put rights to acquire 465,724 Common Shares were exercised.

Compensation of Directors During the Financial Year Ended December 31, 2003

Beginning July 1, 2003, the Corporation compensated directors, who are not also executive officers, for serving on the Board ("outside directors") at a rate of $1,000 per meeting held in person ($500 per meeting held by conference call) and $900 per committee meeting held in person ($450 per meeting held by conference call). In addition, outside directors are paid an annual retainer of $10,000. The Chairman of the Board is paid an additional annual retainer of $3,000 and the Chairman of each committee is paid an additional annual retainer of $2,000. Outside directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings. Certain directors who are eligible to receive directors' fees have waived their right to receive compensation. Board members who have waived their right to compensation can, at any time, elect to receive fees for meetings held after notice of such election is made.

Board members are eligible to participate in the Corporation's stock option plan. No outside director was granted options in 2003. The total cash compensation paid to the directors for 2003 was $61,250. Directors fees are paid quarterly, within 30 days of quarter end.

Six outside directors of the Corporation hold, in the aggregate, options to acquire 1,707,500 Common Shares of the Corporation with a weighted average exercise price of $0.45. In addition, two outside directors hold, in the aggregate, 100,600 options to acquire common shares of the Corporation's subsidiary Points.com Inc. with a weighted average exercise price of $0.055. The shares issued on the exercise of the Points.com Inc. options may be put to the Corporation for a maximum of 251,893 Common Shares.

Employment Agreements

Robert MacLean, the Chief Executive Officer of the Corporation and Points.com Inc., is employed under an employment agreement made as of January 11, 2000, as subsequently amended. Mr. MacLean currently receives an annual salary of $162,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. The agreement automatically renews from year to year, and may be terminated by the Corporation by giving notice at least 60 days prior to the expiry of the annual term. If the agreement is terminated on such other notice, and for reasons other than just cause, Mr. MacLean is entitled to one month of severance pay for each full year of service to a maximum of 10 months. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Christopher Barnard, the Corporation's President, is employed under an employment agreement made as of April 1, 1999, as subsequently amended. Mr. Barnard currently receives an annual salary of $158,760. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Barnard is entitled to a bonus of up to $1 million payable over a minimum of four years commencing December 31, 2003 provided certain share ownership requirements are met during such period. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Barnard is entitled to the greater of one year of salary and an amount which would be awarded under applicable common law principles. In addition, upon termination for other than just cause, all unvested options held by Mr. Barnard will immediately vest. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Stephen Yuzpe, the Corporation's Chief Financial Officer, is employed under an employment agreement made as of May 1, 2000, as subsequently amended. Mr. Yuzpe currently receives an annual salary of $136,500. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Yuzpe is entitled to a bonus of up to $130,000, which is

payable after December 31, 2004 provided certain share ownership requirements are met. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Yuzpe is entitled to the greater of six months of salary and an amount which would be awarded under applicable common law principles. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Bill Thompson, the Corporation's Senior Vice President, Partners, is employed under an employment agreement made as of August 1, 2000. Mr. Thompson currently receives an annual salary of US$110,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. The agreement automatically renews from year to year, and may be terminated by the Corporation by giving 60 days notice. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Darlene Higbee-Clarkin, the Corporation's Vice President, Technology and Chief Technology Officer, is employed under an employment agreement made as of July 10, 2000. Ms. Higbee-Clarkin currently receives an annual salary of $136,500. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. The agreement automatically renews from year to year, and may be terminated by the Corporation by giving 30 days notice. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Directors and Officers Liability Insurance

The Corporation and its subsidiary, Points.com Inc., currently maintain Directors and Officers Liability Insurance in the amount of US $5,000,000 in the aggregate (US$5,000,000 per occurrence) for the term ending September 15, 2004. All directors are entitled to full reimbursement for directors' liability without deduction. There is a deductible of US$50,000 for each claim where the Corporation provides indemnification to a director or officer. In addition, there is a US$100,000 deductible for any security related claims arising against the Corporation. The aggregate annual premium for the policy is US$75,000. All costs associated with the premiums shall be bourne by the Corporation.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

Executive compensation is determined on an annual basis by the Board upon the recommendation of the human resources committee of the Board (the "**Human Resources Committee**"). This committee is comprised of four outside directors of the Corporation: Messrs. Fleming (Chairman), Korman, Payne and Thompson. The Human Resources Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and determines recommended compensation packages for executive officers and the compensation ranges for all employees.

REPORT BY HUMAN RESOURCES COMMITTEE ON EXECUTIVE COMPENSATION

The Human Resources Committee is responsible for reviewing and making recommendations to the Board on compensation paid to executive officers of the Corporation and on the compensation practices of the Corporation.

The Corporation's compensation packages are designed to encourage, compensate and reward the employees of the Corporation on the basis of individual and corporate performance.

The executive compensation system consists of three primary components: salary, short-term incentives and long-term incentives. It is the intention of the Human Resources Committee to design the executive

compensation system such that the sum of the three components by an individual will be competitive with median compensation levels for similar positions at comparable companies. The competitiveness of the compensation structure has been previously determined through a compensation survey at the direction of the Human Resources Committee. In arriving at what constitutes average or above average total compensation, the Human Resources Committee exercises its discretion and good judgment and considers as a reference point, competitive data for issuers in a similar position. The source data for the comparator are the survey results of an independent survey conducted by a human resources consulting group in a prior year. Achieving the appropriate level of total compensation for an executive year over year is accomplished primarily by adjusting the amounts of short-term and long-term compensation granted to such executive.

Base Salary

Executives salaries are intended to approximate median competitive levels for similar positions in comparable companies. The Human Resources Committee will periodically engage an independent consultant to determine whether the Corporation's salary, bonus and stock option compensation are appropriate.

To determine a particular executive officer's compensation, the Human Resources Committee will give consideration to the Corporation's performance, personal performance, leadership, and achievement of annual specific objectives. Such annual specific objectives are based on the achievement of financial and non-financial metrics.

Short-Term Compensation Incentives

Executive officers receive a portion of their annual compensation in the form of bonuses. Each executive officer is eligible to be paid a bonus of up to 40% of his or her salary based on the executive's overall contribution and performance and on the Corporation's achievement of certain financial, strategic and operating targets. 30% of the executive officer's potential bonus is based on personal objectives and 70% of the executive officer's potential bonus is based on corporate objectives.

Long-Term Compensation Incentives

The Corporation's long-term incentive compensation for executive officers is provided through grants of stock options under the Corporation's stock option plan (the "**Stock Option Plan**"). Participation in the Stock Option Plan is considered to be an important component of compensation in order to focus the interests of executives on the longer-term interests of the shareholders. The Board administers the Stock Option Plan subject to option guidelines and recommendations developed by the Human Resources Committee. The number of stock options granted is based on each executive's responsibility and personal performance, and takes into consideration the number and terms of stock options that have been previously been granted to that executive.

Compensation of the Chief Executive Officer (T. Robert MacLean)

Mr. MacLean's compensation is determined in the same fashion as all other executive officers of the Corporation and consists of base salary, bonuses and stock options as determined by the Human Resources Committee. In 2003 he was paid a base salary of $160,000 and received a bonus of approximately $34,500 or 22% of his base salary. Mr. MacLean's maximum target bonus was $64,000 or 40% of his base salary. The determination of the bonus was based on corporate and individual performance. Mr. MacLean was not granted any employee stock options during the year. In 2003, the Human Resources Committee made use of a benchmark study performed in a prior year to determine the Chief Executive Officer's salary and bonus.

The report was presented by Messrs Fleming, Korman, Payne and Thompson.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for the Common Shares, with the cumulative returns of two Toronto Stock Exchange indices for the same period, assuming an initial investment in common shares of $100 on the Corporation's first day of trading on the TSX Venture Exchange, August 9, 1999.


Points International Ltd. Common Shares
S&P/TSX Small Cap Index
S&P/TSX Composite Index
500
400
300
$
200
100
-
480.0
120.0
48.0
70.0
200.0
1999
2000
2001
2002
2003

	Aug-99	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03
Points International Ltd. Common Shares	100	480.0	120.0	48.0	70.0	200.0
S&P/TSX Small Cap Index	100	106.7	110.8	114.4	109.5	145.6
S&P/TSX Composite Index	100	122.6	130.2	112.0	96.4	119.8

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation was indebted to the Corporation or its subsidiaries in the most recently completed fiscal year, other than Mr. Robert MacLean, the Corporation's Chief Executive Officer. The following table sets forth certain details of Mr. MacLean's indebtedness. Mr. MacLean's loan had an initial 18-month term that commenced on February 24, 2000. The initial term to maturity expired on August 24, 2001 but was extended to December 31, 2004. Interest accrues on the principal outstanding at the CCRA prescribed interest rate with accrued interest payable together with principal on the loan maturity date. The purpose of the loan was to induce Mr. MacLean to relocate from Calgary to Toronto to assume a leadership position with Points and to assist him with the move.

Name and principal position	Involvement of Exclamation Inc.	Largest amount outstanding during last completed fiscal year	Amount outstanding as at April 30 2004[1]	Security for indebtedness	Amount forgiven during last completed fiscal year[2]
Mr. Robert MacLean Chief Executive Officer	Lender	$50,000 principal plus $513.29 accrued interest	nil	Options in Points.com Inc.	$25,000 principal plus $1,650 accrued interest

Notes:

1 The remaining $25,000 of principal and $825 of accrue interest was forgiven on April 24, 2004.

2 $25,000 of principal was forgiven on April 24, 2003 and $1,650 of accrued interest was forgiven on December 31, 2003.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "**TSX**") requires that each listed company to disclose on an annual basis its approach to corporate governance. A description of the Corporation's approach to corporate governance is set forth in Schedule A which is cross-referenced to the guidelines of the TSX (the "**TSX Guidelines**") which are set forth in Section 474 of the TSX Company Manual.

APPOINTMENT OF AUDITORS

Management proposes to nominate Mintz & Partners LLP, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The Common Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Mintz & Partners LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld. Mintz & Partners LLP have been the auditors of the Corporation since February 2000.

A copy of the financial statements of the Corporation for the fiscal year-ended December 31, 2003 has been provided to the shareholders of the Corporation.

INCREASE IN NUMBER OF STOCK OPTIONS

On April 22, 2004, the Board passed a resolution, subject to regulatory and shareholder approvals, that amends the Corporation's Stock Option Plan by increasing the maximum number of Common Shares issuable thereunder from 8,030,424 to 10,206,948. Such increased maximum number equals 15% of the 68,046,319 Common Shares issued and outstanding as at April 22, 2004. Accordingly, this Meeting has been called, in part, to consider and, if thought fit, to approve with or without variation as an ordinary resolution the Option Plan Resolution (the text of which is set out as Schedule B hereto) authorizing such amendment to the Stock Option Plan.

The purpose of the Stock Option Plan is to provide certain directors, officers, key employees and service providers of the Corporation and its subsidiaries with an opportunity to purchase Common Shares and to benefit from the appreciation thereof. This is intended to provide an increased incentive for these directors, officers, key employees and service providers to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its subsidiaries to attract and retain individuals of exceptional skill. The maximum term of each option under the Stock Option Plan is ten years and the exercise price of each option is determined based on the closing price of the Common Shares on the TSX on the business day preceding the date of the grant of the option.

Currently, 1,367 Common Shares remain available under the Stock Option Plan for further option grants. Management believes that the additional 2,176,524 Common Shares to be made available for issue under the Stock Option Plan if the amendment is approved is desirable in order to preserve flexibility for the Corporation in continuing to attract and retain those individuals with the skills and abilities necessary to the future success and prosperity of the Corporation.

Since the amendment to the Stock Option Plan could result in the number of shares being reserved for issuance pursuant to stock options granted to directors and senior officers of the Corporation (including the outstanding options to acquire Points.com Inc. common shares with associated put rights) exceeding 10% of the outstanding Common Shares, the amendment requires disinterested shareholder approval under the rules of the TSX, and is otherwise subject to the approval of the TSX in accordance with such rules.

To be approved in accordance with the rules of the TSX, this ordinary resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting, other than votes attaching to shares beneficially owned by the directors and senior officers of the Corporation and their associates. **Management recommends that shareholders vote FOR the Option Plan Resolution.** Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Option Plan Resolution.

CONTINUANCE UNDER THE CANADA BUSINESS CORPORATIONS ACT

The Corporation is currently governed, as to matters of corporate law, by the OBCA. A corporation subject to the OBCA may, if authorized by special resolution and the "Director" appointed under the OBCA, apply to the "Director" appointed under the CBCA for a certificate of continuance under the CBCA. On April 22, 2004, the Board passed a resolution authorizing the Board to submit for approval to the shareholders of the Corporation at the Meeting the recommendation that the shareholders pass the Continuance Resolution, the text of which resolution is set out in Schedule C to this Circular. Upon the issuance of a certificate of continuance in respect of the Corporation, the OBCA will cease to apply to the Corporation and the CBCA will become applicable to the Corporation as if it had been incorporated under the CBCA.

Reasons for Continuance

The principal reason for continuing the Corporation under the CBCA is to enable the Corporation to benefit from the more flexible corporate procedures provided for in the CBCA, amongst which are provisions providing for the number of directors of a corporation organized under that statute who must be resident Canadians to be at least 25%, thus allowing the Corporation to seek director candidates from a much broader pool. Currently, as a corporation organized under the OBCA, a majority of the Corporation's directors are required to be resident Canadians.

The Corporation is a global company with development and sales operations in North America and Europe. Customers and potential customers of the Corporation exist throughout the world. Management of the Corporation believes that the international nature of the Corporation's business requires that the Corporation have the flexibility to elect or appoint directors based on merit without the requirement that a majority of directors be resident Canadians. If the Continuance Resolution is approved and the Corporation is continued under the CBCA, in addition to the residency requirements of that statute, as a TSX-listed company, the Corporation will continue to be required to have at least two Canadian directors.

Summary Comparison of Differences Between the OBCA and CBCA

The CBCA provides shareholders substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder. The following is a summary of certain differences between the OBCA and the CBCA which management of the Corporation considers to be material to shareholders. **This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the continuance which may be of importance to them.**

Director Residency Requirements. Under the OBCA, a majority of a corporation's directors must be resident Canadians. Under the CBCA, subject to certain exceptions which do not currently apply to the Corporation, at least 25% of a corporation's directors must be resident Canadians.

Residency Requirements for Committee Members. The OBCA requires that a majority of the members of a committee of the board of directors must be resident Canadians. The CBCA does not have any residency requirements for members of committees of the board of directors.

Independent Directors. Under the OBCA, at least one third of the members of the board of directors of a corporation cannot be officers or employees of the corporation or its affiliates. Under the CBCA, the requirement is that at least two of the directors of the corporation not be officers or employees of the corporation or its affiliates.

Quorum of Directors' Meetings. Both the CBCA and OBCA state that quorum of directors meetings consists of a majority of directors or the minimum number of directors required by the articles, although the OBCA also stipulates that in no case may a quorum be less than two-fifths of the number of directors or the minimum number of directors. Further, while the OBCA requires that a majority of the directors present be resident Canadians, the CBCA requires only that 25% of the directors present (or at least one if less than four directors are appointed) be resident Canadians.

Place of Shareholders' Meetings. Under the OBCA, a shareholders' meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders' meeting may be held at any place in Canada provided in the by-laws or, in the absence of such provision, at a place within Canada that the directors determine. Notwithstanding the foregoing, a meeting of shareholders of a CBCA corporation may be held at a place outside Canada if such place is specified in the articles of the corporation.

Solicitation of Proxies. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident's proxy circular in prescribed form to the auditor of the corporation, each shareholder whose proxy is solicited and the corporation. Under the CBCA, proxies may be solicited, other than by or on behalf of management of the corporation, without the sending of a dissident's proxy circular if (i) proxies are solicited from fifteen (15) or fewer shareholders, or (ii) the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident's proxy circular. Furthermore, under the CBCA, the definition of "solicit" and "solicitation" specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision, (ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the corporation, including communications by one or more shareholders concerning the business and affairs of the corporation or the organization of a dissident's proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, under certain prescribed conditions, by financial and other advisers in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

Record Date for Shareholders' Meetings. Under the OBCA, where a corporation fixes a record date for the determination of shareholders entitled to vote at a shareholders' meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than ten (10) days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the "deemed record date") preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

Notice of Shareholders' Meetings. Under the OBCA, a public corporation must give notice of a meeting of shareholders not less than twenty-one (21) days and not more than fifty (50) days before the meeting.

Under the CBCA, such notice must be provided not less than twenty-one (21) days and not more than sixty (60) days before the meeting. However, public companies incorporated under either statute are currently subject to the requirements of National Instrument 54-101 of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum twenty-one (21) day period in either statute.

Telephonic or Electronic Meetings. Under the OBCA, unless a corporation's articles or by-laws provide otherwise, meetings of shareholders may be held by telephonic or electronic means and shareholders may participate in and vote at the meeting by such means. Similarly, under the CBCA, unless the articles or by-laws of the corporation provide otherwise, a meeting of shareholders' may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) if the corporation provides shareholders with a telephonic, electronic or other means of communication that permits all participants to communicate adequately with each other during the meeting. In addition, under the CBCA, if the corporation's by-laws so provide, a meeting of shareholders may be held entirely by such means. It is proposed that the Corporation's by-laws following the continuance will permit a meeting of shareholders to be held entirely by such means. See "**Adoption of New By-Law No. 1**" below.

Shareholder Proposals. Under the OBCA, a shareholder entitled to vote at a shareholders' meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose at a shareholders' meeting. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial owners of shares entitled to be voted at an annual meeting of shareholders, provided that (i) the shareholder must have been the registered or beneficial owner, for at least six months prior to the submission of the proposal, of voting shares at least equal to one percent of the total number of outstanding voting shares of the corporation or whose fair market value is at least $2,000, or (ii) the proposal must have the support of persons who in the aggregate have been the registered or beneficial owner of such number of voting shares for such period.

Access to Information. Shareholders under the CBCA have a right of access to the minutes of meetings at which directors make mandatory disclosure of material interests in transactions and contracts that involve the corporation.

Financial Assistance. Unlike the CBCA, the OBCA requires disclosure to its shareholders of financial assistance given by a corporation (i) in connection within the purchase of shares of the corporation or its affiliates, or (ii) to shareholders, beneficial shareholders, directors, officers or employees of the corporation, an affiliate of the corporation, or an associate of any of them. However, regulations under each of the CBCA and the *Securities Act* (Ontario) prescribe disclosure of certain financial assistance other than routine indebtedness to directors, executive officers and senior officers in proxy circulars.

Registered Office. Under the OBCA, a corporation's registered office must be in Ontario and may be relocated to a different municipality only with shareholder approval. Under the CBCA, a corporation's registered office may be at any place in Canada specified in the articles and may be relocated within a province by resolution of the directors. The draft articles of continuance attached as Schedule D to this Circular provide that the registered office of the Corporation shall be in Ontario.

Corporate Records. The OBCA and related Ontario statutes require records to be kept in Ontario. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the *Income Tax Act* (Canada) and other statutes administered by the Minister of National Revenue (such as the *Excise Tax Act).* Corporations are also required to provide access to their records kept outside Canada at a location in Canada, by computer terminal or other technology.

Articles of Continuance

If the continuance is approved by shareholders at the Meeting (or any adjournment(s) or postponement(s) thereof), the Corporation intends to file with the Director under the CBCA articles of continuance in the form of the draft articles attached as Schedule D to this Circular. The CBCA permits any amendments to the articles of a corporation that would otherwise be permitted under the CBCA to be effected by changes made in articles of continuance. Thus, as part of the continuance, the Corporation proposes to make the following amendments to the articles of the Corporation:

Series A Preferred Shares. The Corporation is presently authorized to issue up to 20,000,000 Series A Preferred Shares. There are presently no issued or outstanding Series A Preferred Shares or options to acquire Series A Preferred Shares, and thus the Corporation proposes to remove the Series A Preferred Shares from the authorized capital of the Corporation.

Other Provisions. The Corporation also proposes as part of the continuance to remove certain other provisions of the articles of the Corporation that (i) allow for the directors to appoint one or more additional directors between annual general meetings, and (ii) specifically allow meetings of shareholders to be held in the City of Toronto and anywhere in Alberta.

Adoption of New By-Law No. 1

In conjunction with the continuance, the Board has passed a resolution adopting, upon the effective date of the continuance (i) By-Law "A" of the Corporation (the "**Repealing By-Law**"), being a by-law that repeals the existing By-Law No. 2 and By-Law No. 3 of the Corporation (the "**OBCA By-Laws**"), and (ii) By-Law No. 1 of the Corporation (the "**CBCA By-Law**"), being a by-law relating generally to the regulation of the business and affairs of the Corporation intended to replace the OBCA By-Laws, both in the forms attached as Part I and Part II of Schedule E to this Circular, respectively. The shareholders are being asked to confirm the Repealing By-Law and the CBCA By-Law approved by Board, to be enacted only upon the continuance of the Corporation under the CBCA, pursuant to the By-Law Resolution the text of which is set out in Schedule F attached hereto.

The following is a summary of the significant differences between the CBCA By-Law and the OBCA By-Laws. Reference should be made to the full text of the CBCA By-Law attached as Schedule E to this Circular.

References to Statutes. References in the OBCA By-Laws to the OBCA and other Ontario statutes have been replaced in the CBCA By-Law with references to the CBCA and the corresponding federal statutes, respectively.

Execution of Instruments. The OBCA By-Laws provide that contracts and other instruments may be executed on behalf of the Corporation by any officer or director of the Corporation, unless the Board otherwise directs. The CBCA By-law provides that contracts and other instruments may be executed on behalf of the Corporation by any two of the directors and officers of the Corporation, unless otherwise determined by the Board.

Quorum Requirements for Shareholder Meetings. The OBCA By-laws provide that the quorum necessary to transact business at a shareholders meeting is not less than five persons holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation enjoying voting rights. The CBCA By-law provides that the quorum necessary to transact business at a shareholders meeting is not less than five persons holding or representing by proxy not less than 15% of the total number of votes represented by the issued shares of the Corporation enjoying voting rights.

Appointment of Officers. The OBCA By-Laws provide that the Board may determine and appoint the officers of the Corporation and their duties. The OBCA By-laws also contain certain provisions relating to the roles and responsibilities of certain officers of the Corporation should they be appointed by the Board. The CBCA By-Law contains more flexible provisions in the appointment of officers and the duties of those officers is substantially at the discretion of the Board.

Calling Meetings; Chair. As a result of the changes in the CBCA By-Law to the appointment of officers, certain consequential changes have been made to the persons entitled to call meetings of the Board and how the chair of Board meetings and shareholder meetings is selected relative to the OBCA By-Laws.

Lien on Shares. The OBCA By-law provides that the Corporation has a lien on any share or shares of a shareholder for any debt of that shareholder to the Corporation. The CBCA By-Law contains no such provisions.

Electronic Meetings and Other Matters. The CBCA By-Law contains certain provisions not in the OBCA By-Laws relating to the acceptance of proxies, and the giving of notice by electronic or certain other means. These provisions are consistent with recent amendments to the CBCA which provide for certain kinds of corporate activity to be conducted electronically. The CBCA By-Law also provides that the directors who call a meeting of shareholders of the Corporation may determine that such meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

The Continuance Resolution provides that the Board is authorized, in its sole and absolute discretion, to abandon the application for a certificate of continuance, or determine not to proceed with the continuance, for any reason, without further approval of the Corporation's shareholders. In particular, the Board may determine not to present the Continuance Resolution to the Meeting or, if the Continuance Resolution is presented to the Meeting and approved, may determine not to proceed with completion of the continuance and filing the articles of continuance under the CBCA.

CIBC Capital Partners, a division of the Canadian Imperial Bank of Commerce, has consented to the continuance pursuant to the terms of a secured convertible debenture issued to it by the Corporation, and Points Investments, Inc. has consented to the continuance pursuant to the terms of an investor's rights agreement between it and the Corporation dated April 11, 2003.

To be approved, the Continuance Resolution must be passed by at least two-thirds of the votes cast in person or by proxy at the Meeting and by the holder of the Series Two Preferred Share voting separately as a series. **Management recommends that shareholders vote FOR the Continuance Resolution.** Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Continuance Resolution.

Points Investments, Inc. has agreed to vote, or cause to be voted, in favour of the Continuance Resolution all of its votes represented by the Series Two Preferred Share.

To be approved, the By-Law Resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting by the holders of shares. **Management recommends that shareholders vote FOR the By-Law Resolution.** Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the By-Law Resolution.

Under the provisions of the OBCA, shareholders of the Corporation will be entitled to exercise dissent rights in connection with the adoption of the Continuance Resolution. See "**Dissenting Shareholders' Rights**" below.

DISSENTING SHAREHOLDERS' RIGHTS

A registered shareholder of the Corporation is entitled to dissent from the Continuance Resolution in the manner provided in Section 185 of the OBCA. Section 185 of the OBCA is reprinted in its entirety as Schedule G to this Circular. The following summary is qualified in its entirety by the provisions of Section 185 of the OBCA.

A holder of Common Shares whose Common Shares are registered in its name on the share register of the Corporation and who validly exercises the right of dissent provided for under section 185 of the OBCA in respect of his or her Common Shares (a "**Dissenting Shareholder**") will be entitled, in the event the continuance contemplated by the Continuance Resolution becomes effective, to be paid by the Corporation the fair value of the shares held by such Dissenting Shareholder determined as at the close of business on the day before the Meeting or any adjournment(s) or postponement(s) thereof.

A shareholder who wishes to dissent must provide to the Corporation, at or before the Meeting (or any postponement(s) or adjournment(s) thereof) at the address set out on page one of this Circular, a written objection to the Continuance Resolution (a "**Dissent Notice**"). The filing of a Dissent Notice does not deprive a shareholder of the right to vote; however, the OBCA provides, in effect, that a shareholder who has submitted a Dissent Notice and who votes in favour of the Continuance Resolution will no longer be considered a Dissenting Shareholder with respect to shares voted in favour of the Continuance Resolution. The OBCA does not provide, and the Corporation will not assume, that a vote against the Continuance Resolution constitutes a Dissent Notice. Under the OBCA, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may dissent only with respect to all shares held by him or her on behalf of any one beneficial owner and which are registered in the name of the Dissenting Shareholder.

The Corporation is required, within 10 days after adoption of the Continuance Resolution, to notify each Dissenting Shareholder that the Continuance Resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the Continuance Resolution or who has withdrawn his or her Dissent Notice.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Continuance Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Continuance Resolution has been adopted, send to the Corporation a written notice (a "**Payment Demand**") containing his or her name and address, the number of the Corporation shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to the Corporation's transfer agent at the appropriate address set out on page one of this Circular, the certificates representing the shares in respect of which he or she dissented. A Dissenting Shareholder who fails to send the certificates representing the shares in respect of which he or she dissented forfeits his or her right to make a claim under Section 185 of the OBCA. The Corporation's transfer agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

On filing a Payment Demand that is not withdrawn prior to the termination of the Meeting, a Dissenting Shareholder ceases to have any rights as a shareholder, other than the right to be paid the fair value of his or her shares as determined under Section 185 of the OBCA, except where (a) the Dissenting Shareholder withdraws his or her Demand for Payment before the Corporation makes an Offer to Pay (as defined in the next paragraph), (b) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment, or (c) the Board revokes the Continuance Resolution, in which case the Corporation will be required to reinstate the Dissenting Shareholder's rights as a shareholder.

The Corporation is required, not later than seven days after the later of the effective date of the continuance or the date on which the Corporation received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it a written offer to pay (a "**Offer to Pay**") for his or her shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay, as between shares of the same class, must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer

to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If the Corporation fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an offer that has been made, the Corporation may, within 50 days after the effective date of the continuance or within such further period as a court may allow, apply to a court to fix a fair value for the shares of Dissenting Shareholders. If the Corporation fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Shareholders whose shares have not been purchased by the Corporation will be joined as parties and bound by the decision of the court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the shares of all Dissenting Shareholders. The final order of a court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of his or her shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the continuance until the date of payment.

The above is only a summary of Section 185 of the OBCA, which are technical and complex. It is suggested that any shareholder wishing to avail himself or herself of his or her rights under those provisions seek his or her own legal advice as failure to comply strictly with the provisions of the OBCA may prejudice his or her right of dissent.

ADDITIONAL INFORMATION

Upon request made to the Corporate Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario, M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

(a) the Corporation's most recent annual information form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein;

(b) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and

(c) the Corporation's management information circular for its most recent annual meeting of shareholders at which directors were elected.

BOARD APPROVAL

The undersigned hereby certifies that the contents, and the sending, of the this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

DATED as at April 22, 2004

[signed]

Robert MacLean

Chief Executive Officer

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's statement of corporate governance practices is set out below:

Requirement	Comments
1. *Mandate of the Board*	
The Board should explicitly assume responsibility for stewardship of the Corporation.	The Board has adopted a formal mandate pursuant to which it has assumed responsibility for the stewardship of the Corporation.
As part of the overall stewardship responsibility, the Board should assume responsibility specifically for:	Under its mandate, the Board has assumed responsibility specifically for the matters set out below:
(i) adoption of a strategic planning process;	(i) the adoption of a strategic planning process, including approving the Corporation's strategic plan, approving its annual capital and operating plans, and monitoring corporate performance;
(ii) identification of principal risks and implementation of risk-managing systems;	(ii) assisting management in identifying risks and monitoring the implementation of systems to manage the risks;
(iii) succession planning, including appointing, training and monitoring management;	(iii) succession planning as it relates to the CEO and President only;
(iv) communications policy; and	(iv) reviewing all material corporate communications before they are released to the public; and
(v) the integrity of internal control and management information systems.	(v) through the Audit Committee, reviewing the Corporation's internal control systems policy.
2. *Composition of the Board*	
Majority of directors should be "unrelated" (free from conflicting interest).	At the date of this Circular, eight of the eleven members of the Board are "unrelated" within the meaning of the TSX Guidelines.
Board should include a number of directors unrelated to the corporation or the significant shareholder that fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	The Board has two nominees appointed by the holder of Series Two Preferred Share in the capital of the Corporation, which is convertible, on a fully diluted basis, into approximately 19.9% of the Common Shares

the significant shareholder.

of the Corporation. However, at the date of this Circular, the holder of the Series Two Preferred Share is not a "significant shareholder" as that term is defined in the TSX Guidelines.

3. *Determination of Status of Directors*

Disclose for each director whether he or she is related, and how that conclusion was reached.

The Board has adopted the definitions of "related director" and "unrelated director" used in the TSX Guidelines and considered the relationship of each of its directors to the Corporation on the basis of these definitions as follows:

Unrelated Directors:

Messer's Carty, Fleming, Kranias, McCutcheon and Thompson are not members of management and do not have a relationship with the Corporation that could be seen to interfere with their ability to act in the best interests of the Corporation, other than interests or relationships resulting from their holding shares in the Corporation.

Messer's Blatchford and Korman, and upon his appointment to the Board, Mr. Marriott, are not members of management, but are nominees of the holder of the Series Two Preferred Share. However, the board has determined that they do not have a relationship with the Corporation that could be seen to interfere with their ability to act in the best interests of the Corporation, other than interests or relationships resulting from their holding shares in the Corporation.

Mr. Payne is not a member of management, but is a nominee of CIBC Capital Partners. However, the board has determined that he does not have a relationship with the Corporation that could be seen to interfere with his ability to act in the best interests of the Corporation, other than interests or relationships resulting from his holding shares in the Corporation.

Related Directors:

Messer's MacLean and Barnard are the Chief Executive Officer and President of the Corporation, respectively.

		Mr. Lavine was the former Chief Executive Officer of the Corporation from June 1999 to February 2002. Since he has been an officer of the Corporation in the past three years, the Board has determined that he is a related director.
4.	*Nominating/Corporate Governance Committee*	
	Appoint a committee composed of non-management directors, a majority of whom are unrelated directors, responsible for the appointment/assessment of directors.	The Corporation does not currently have a nominating committee. In accordance with the mandate of the Board, a nominating committee will be established as and when required.
5.	*Board Assessment*	
	Implement a process for assessing the effectiveness of the Board, its committees and individual directors.	The Corporation does not currently review individual or committee contributions to the Board.
6.	*Orientation and Education*	
	Provide orientation and education programs for new directors.	In 2003, the Corporation introduced a draft board manual to the Chairman and the Chair of the Human Resources Committee. The Corporation expects to introduce the final board manual as part of its director education and orientation plan to be implemented in the latter half of 2004.
7.	*Size and Composition of the Board*	
	Examine the size of the Board with a view to determining the impact of the number on effectiveness of decision-making.	The Corporation has not currently initiated a process to determine the optimal size of the Board.
8.	*Compensation*	
	Review the adequacy and form of compensation of directors in light of risks and responsibilities.	The Human Resources Committee reviews the adequacy and form of Board compensation in light of the time commitment and risks and responsibilities involved. The Human Resources Committee then establishes the compensation of the directors.
9.	*Composition of Committees*	
	Committees should generally be composed of non-management directors, the majority of whom are unrelated.	The Board has established two standing committees of directors (the Audit Committee and the Human Resources Committee), each with a specific mandate and each of which is comprised solely of a majority of unrelated

directors.

10. Governance Committee

The Board should assume responsibility for, or appoint a committee responsible for, the approach to corporate governance issues. This committee would, among other things, be responsible for the Corporation's response to the TSX Guidelines.

The Human Resources Committee is responsible for the Corporation's approach to corporate governance issues, including the Corporation's response to the TSX Guidelines.

11. Position Descriptions

Develop position descriptions for the Board and for the CEO, including the definition of limits for management's responsibilities. The Board should develop the corporate objectives which the CEO is responsible for meeting.

The Human Resources Committee develops position descriptions and objectives for the CEO and President and measures their performance in meeting those objectives. The Corporation has not currently developed position descriptions for members of the Board.

12. Procedures to Ensure Independence

Establish appropriate procedures to enable the Board to function independently of management. An appropriate structure would be to (i) appoint a chairman of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board's relationship to management to a committee of the Board.

The Corporation has a non-management chairman of the Board and has regular non-management sessions as part of each meeting of the Board and each meeting of the Audit Committee and Human Resources Committee.

13. Composition of the Audit Committee

The Audit Committee should be composed only of outside directors.

The members of the Audit Committee are all outside directors.

Internal Controls

Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has

The Audit Committee oversees management reporting on the Corporation's internal controls in accordance with its current mandate contained in the draft board manual.

done so.

Communications with External Auditor

The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.

The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.

14. *External Advisors*

Implement a system to enable individual directors to engage outside advisors, at the corporation's expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Each committee is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor provided that such director has obtained the approval of the chairman of the Board. The retention of external advisors by Board members at the Corporation's cost and expense where such retention has been approved by the Chairman.

SCHEDULE B

RESOLUTION APPROVING THE INCREASE IN THE NUMBER OF STOCK OPTIONS

IT RESOLVED THAT:

1. the incentive stock option plan (the "**Stock Option Plan**") of the Corporation be amended to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Stock Option Plan from 8,030,424 to 10,206,948 common shares; and

2. any officer or director of the Corporation be, and is hereby authorized for and on behalf of the Corporation, to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.

SCHEDULE C

CONTINUANCE TO THE CANADA BUSINESS CORPORATIONS ACT

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the continuance of the Corporation under the *Canada Business Corporations Act* (the "**CBCA**") is authorized and approved;

2. the Corporation is authorized to make application to the Director under the *Business Corporations Act* (Ontario) (the "**OBCA**"), pursuant to section 181 of the OBCA, for authorization to continue under the CBCA;

3. the Corporation is authorized to make application to the Director under the CBCA, pursuant to section 187 of the CBCA, for a certificate of continuance continuing the Corporation under the CBCA;

4. the articles of continuance of the Corporation forming part of the said application for continuance shall be substantially in the form attached as Schedule D to the Management Information Circular of the Corporation dated April 22, 2004 and, upon the issuance of a certificate of continuance continuing the Corporation under the CBCA, the articles of the Corporation shall be replaced in their entirety by the said articles of continuance;

5. the directors of the Corporation are hereby authorized to, in their sole and absolute discretion, abandon the application for continuance of the Corporation under the CBCA at any time for any reason without further approval of the shareholders of the Corporation; and

6. any director or officer of the Corporation is authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with such continuance (including, without limitation, the execution and delivery of such articles of continuance and of certificates or other assurances that such continuance will not adversely affect creditors or shareholders of the Corporation), the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.

SCHEDULE D

ARTICLES OF CONTINUANCE

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 11
ARTICLES OF CONTINUANCE
(SECTION 187)

FORMULE 11
CLAUSES DE PROROGATION
(ARTICLE 187)

1 -- Name of the Corporation — Dénomination sociale de la société

Points International Ltd.

2 -- The province or territory in Canada where the registered office is to be situated — La province ou le territoire au Canada où se situera le siège social

Ontario

3 -- The classes and the maximum number of shares that the corporation is authorized to issue — Catégories et le nombre maximal d'actions que la société est autorisée à émettre

See Schedule A annexed hereto.

4 -- Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

None.

5 -- Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum : 3, Maximum : 11

6 -- Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None.

7 -- (1) If change of name effected, previous name — (1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

(2) Details of incorporation — (2) Détails de la constitution

January 5, 1999
Business Corporations Act (Alberta)

8 -- Other provisions, if any — Autres dispositions, s'il y a lieu

None.

Date	Signature	7 -- Capacity of - En qualité de
2004		
For Departmental Use Only À l'usage du ministère seulement Corporation No. Nº de la société	Printed Name - Nom en lettres moulées	

Canada

Corporatek

SCHEDULE A

1. an unlimited number of shares designated as Preferred Shares, issuable in series of which:

   (a) one (1) consists of a series designated as the Series One Preferred Share;

   (b) one (1) consists of a series designated as the Series Two Preferred Share (the "Series 2 Preferred Share");

   (c) one (1) consists of a series designated as the Series Three Preferred Share (the "Series 3 Preferred Share"); and

2. an unlimited number of shares designated as Common Shares;

PREFERRED SHARES

1. ***Privileges of Preferred Shares.*** The Preferred Shares shall have attached to them, as a class, the rights, privileges, restrictions and conditions as hereinafter set forth.

   (a) The Preferred Shares may from time to time be issued in one or more series and, subject to the following provisions, and subject to the sending of articles of amendment in prescribed form and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time and before issue of a series of Preferred Shares, the number of shares which are to comprise that series and the designation, rights, privileges, restrictions and conditions to be attached to that series of Preferred Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

   (b) The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given other preferences, not inconsistent with these articles, over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares of a series as may be fixed in accordance with clause 1(a).

   (c) If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

(d) Unless the directors otherwise determine in the articles of amendment designating a series of Preferred Shares, the holder of each share of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meeting of shareholders, except as otherwise specifically provided in the *Business Corporations Act* (Ontario).

SERIES ONE PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Series One Preferred Shares are as follows:

1. Intentionally deleted.

2. ***Certain Definitions.*** For the purposes of these Series One Preferred Share provisions, the following terms shall have the following meanings:

(a) "Amended and Restated CIBC Debenture" means that certain debenture issued by the Corporation to CIBC Capital Partners, a division of the Canadian Imperial Bank of Commerce, on March 15, 2001 as such debenture may be amended and restated from time to time;

(b) "Conversion Event" means any of:

(i) the repayment in full of the principal and accrued interest owing under the Amended and Restated CIBC Debenture (other than in connection with a Liquidation Event or where a dividend is or remains payable pursuant to section 3(a));

(ii) the conversion of greater than $2,000,000 principal amount of the Amended and Restated CIBC Debenture into common shares of the Corporation; or

(iii) the payment in full of a dividend pursuant to section 3(a); and

(c) "Dividend Event" means any of:

(i) any merger or consolidation of the Corporation (or a subsidiary of the Corporation which owns all or substantially all of the assets of the Corporation) into or with another corporation (except one in which the holders of shares of the Corporation immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the shares of the surviving or acquiring corporation);

(ii) any Person (other than Canadian Imperial Bank of Commerce) (and such Person's Affiliates and Associates, and any Person acting jointly or in concert with such Person) (collectively, an "Acquiror") acquiring greater than 50% of the votes attached to the Corporation's securities entitled to

vote for the election of the Corporation's board of directors or greater than 50% of the equity (by value) of the Corporation; or

(iii) any sale of all or substantially all of the assets of the Corporation;

(d) "Affiliate" means an "affiliate" as defined by the *Business Corporations Act* (Ontario);

(e) "Associate" means an "associate" as defined by the *Business Corporations Act* (Ontario); and

(f) "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative.

3. ***Dividends Upon Certain Mergers, Consolidations and Asset Sales.***

(a) Upon the occurrence of a Dividend Event, the Corporation will pay a cash dividend to the holders of the Series One Preferred Shares in an aggregate amount equal to the amount, if any, by which "A" exceeds "B" where:

(i) "A" is the aggregate amount which would be payable to the holders of Series One Preferred Shares pursuant to section 5 assuming the Corporation dissolved on the date of such Dividend Event; and

(ii) "B" is the amount paid-up on the Series One Preferred Shares.

For the purposes of section 3(a)(i), the value of the assets of the Corporation available for distribution among its shareholders on the dissolution shall be the value attributable to the equity of the Corporation implied by the transaction giving rise to the Dividend Event, as agreed by the Corporation and the holders of the Series One Preferred Shares or, failing such agreement, as determined by a nationally recognized business valuator agreed to by the Corporation and the holders of the Series One Preferred Shares or appointed by a court. For greater certainty, in the case of a transaction described in either (i) or (ii) of the definition of Dividend Event, it is acknowledged that that specific transaction only values the common shares of the Corporation (as opposed to the equity of the Corporation) and appropriate additions are required to value the equity of the Corporation.

(b) In connection with section 3(a):

(i) the Corporation shall not enter into an agreement of merger or consolidation unless such agreement provides for a payment of the dividend to the holders of the Series One Preferred Shares of the amount required by section 3(a);

(ii) if an Acquiror beneficially owns greater than 50% of the outstanding common shares, in aggregate, but the Corporation cannot legally pay to the holder of the Series One Preferred Shares the dividend required by section 3(a), the Corporation shall pay such amount (or any part thereof) when it is legally able to do so and the unpaid amount shall increase at a rate of 11% per annum, compounded annually; and

(iii) the Corporation shall not sell all or substantially all of its assets unless it pays the dividend required by section 3(a) immediately following completion of such sale.

(c) Other than pursuant to section 3(a), the holders of the Series One Preferred Shares shall not be entitled to receive any dividends.

4. ***Voting Rights.*** Except as provided for in the *Business Corporations Act* (Ontario), the holders of Series One Preferred Shares shall not be entitled to any voting rights in respect of their Series One Preferred Shares.

5. ***Liquidation, Dissolution or Winding-Up.*** In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs (a "Liquidation Event") prior to a Conversion Event, the holders of the Series One Preferred Shares shall be entitled to receive from the assets of the Corporation an aggregate of the amount paid-up thereon and $4,000,000 before any amount shall be paid or any assets of the Corporation distributed to the holders of any common shares or shares of any other class ranking junior to the Series One Preferred Shares. After payment to the holders of the Series One Preferred Shares of the amount so payable to them as provided herein, the holders of the Series One Preferred Shares shall be entitled to share in further distributions of the assets of the Corporation *pro rata* with the holders of the common shares and any participating shares ranking junior to the Series One Preferred Shares; provided, however, that in no event shall the holders of the Series One Preferred Shares be entitled to receive in excess of $24,000,000 pursuant to this section 5. For the purposes of determining, in this section 5, *pro rata* sharing between the holders of Series One Preferred Shares, the holders of the common shares and the holders of any other participating shares ranking junior to the Series One Preferred Shares, the Series One Preferred Shares shall be regarded as being that number of common shares into which the Amended and Restated CIBC Debenture is convertible immediately prior to the Liquidation Event. The payment under this section 5 in excess of the amount paid-up on the Series One Preferred Shares shall be reduced by the amount of any dividends (other than amounts in respect of the increase in the unpaid amount provided in section 3(b)(ii)) previously paid in accordance with section 3.

6. ***Automatic Conversion.*** On the occurrence of a Conversion Event, all outstanding Series One Preferred Shares shall be deemed, as at the time of such Conversion Event, to be converted into a like number of fully paid and non-assessable common shares of the Corporation and the holders thereof shall be deemed to be the holders of such common shares as of and from such time. Notwithstanding that any such holder shall then be deemed to be the holder of the appropriate number of common shares, the Corporation and the transfer agent shall not be

required to deliver certificates representing the common shares until surrender of the certificates representing the Series One Preferred Shares that have been so deemed to have been converted.

7. ***Election.*** The Corporation shall elect, in the manner and within the time provided under section 191.2 of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of Series One Preferred Shares shall be required to pay tax on dividends received on the Series One Preferred Shares under section 187.2 of Part IV.1 of such *Act* or any successor or replacement provision of similar effect.

SERIES 2 PREFERRED SHARE

The Series 2 Preferred Share shall have the following rights, privileges, restrictions and conditions:

1. Definitions

For the purposes of these Series 2 Preferred Share provisions:

(a) **"Act"** shall mean the *Business Corporations Act*, (Ontario);

(b) **"affiliate"** shall be construed such that one person shall be deemed to be an affiliate of another person if one of them is controlled (directly or indirectly) by the other or both are controlled (directly or indirectly) by the same person or group of persons, and for this purpose **"control"** shall be construed such that any combination of a person, its affiliates and persons acting jointly or in concert with either of them (the **"Control Group"**) shall control another person if the Control Group is the beneficial owner of securities of such person sufficient to elect a majority of the board of directors (or, if the person is not a corporation, any comparable body) of such person;

(c) **"Agency"** shall mean any domestic or foreign court, tribunal, federal, state, provincial, or local government or governmental agency or authority or other regulatory authority (include stock exchange and similar regulatory authorities) or administrative agency or commission (including the Ontario Securities Commission and the Securities Exchange Commission) or any elected or appointed public official;

(d) **"associate"** shall have the meaning attributed to it for the purposes of the *Securities Act* (Ontario);

(e) **"business day"** shall mean every day except a Saturday, Sunday or a day that is a statutory holiday in Toronto, Ontario or a federal holiday in the United States of America;

(f) a **"Change of Control"** shall be deemed to have occurred if, before the expiry of the Warrants any combination of a person (other than the holder of the Series 2 Preferred Share), its affiliates or associates and persons acting jointly or in concert

with any of them becomes the beneficial owner of shares of the Corporation or any successor to the Corporation sufficient to elect a majority of the board of directors;

(g) **"CIBC Debenture"** shall mean the 11% $6,000,000 convertible debenture, amended and restated as of February 8, 2002, issued by the Corporation to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce;

(h) **"Common Shares"** shall mean common shares in the capital of the Corporation;

(i) **"Current Market Price"** shall mean, at any date:

(i) if the Common Shares are listed on any Canadian stock exchange, the price per share that is equal to the weighted average of the prices at which the Common Shares have traded in board lots on the TSX Venture Exchange for each of the trading days on which those shares traded falling not more than 20 business days before that date or, if the common shares are not then listed on the TSX Venture Exchange, on the stock exchange on which the Common Shares are then listed and have traded in the greatest volume during the relevant period;

(ii) if the Common Shares are not listed on any stock exchange, the weighted average of the prices at which the Common Shares have traded in the over-the-counter market for each of the trading days on which those shares traded falling not more than 20 business days before that date, and

(iii) if the Common Shares are not listed on any stock exchange and are not traded in the over-the-counter market, $0.67 per Common Share (as constituted at the date of the issuance of the Series 2 Preferred Share). If, subsequent to the date of the issuance of the Series 2 Preferred Share, the Corporation takes any action affecting the Common Shares that, in the opinion of the board of directors of the Corporation or the holder of the Series 2 Preferred Share, would aversely affect the rights of the holders of the Series 2 Preferred Share, the Current Market Price shall be adjusted as the board of directors, acting in good faith determines after consultation with an investment dealer or investment bank approved by the holder of the Series 2 Preferred Share (such approval not to be withheld unreasonably), but subject in all cases to any necessary regulatory approvals.

(j) **"Equity Shares"** shall mean any shares of the Corporation (other than Common Shares) that confer upon the holder the right to participate in the distribution of assets upon a Liquidation Event and are not restricted to a fixed sum (or to a fixed sum plus accrued but unpaid dividends) on that distribution.

(k) **"Laws"** means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements of any Agency;

(l) **"Liquidation Entitlement"** shall mean an amount equal to the greater of (a) the subscription price of the Series 2 Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series 2 Preferred Share to the date of the Liquidation Event and (b) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the Liquidation Event after giving effect to any payments to be paid on the Series 2 Preferred Share and any other shares (other than the Series 2 Preferred Share) ranking prior to the Common Shares upon the Liquidation Event;

(m) **"Liquidation Event"** shall mean the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary;

(n) **"Parent"** means USA Interactive, a corporation incorporated under the laws of Delaware, and any successors thereto;

(o) **"person"** shall mean an individual, corporation, partnership, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity that may be treated as a person under applicable law;

(p) **"Redemption Amount"** shall mean (a) in the event of redemption on March 31, 2013, an amount equal to the greater of (i) the subscription price of the Series 2 Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series 2 Preferred Share to the date on which the Series 2 Preferred Share is redeemed in accordance with section 7, and (ii) the product of the number of Underlying Shares and the Current Market Price of the Common Shares on March 31, 2013, and (b) in the event of redemption upon a Change of Control, an amount equal to the greater of (i) 125% of the amount specified in (a)(i), and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the Common Shares on the principal stock exchange on which the Common Shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Change of Control, and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control;

(q) **"Series One Preferred Share"** shall mean the Series One Preferred Share in the capital of the Corporation;

(r) **"Series 3 Preferred Share"** shall mean the Series 3 Preferred Share in the capital of the Corporation;

(s) **"Transfer"** shall mean any direct or indirect sale, gift, transfer, assignment, pledge, encumbrance, hypothecation or other disposition in any manner whatsoever;

(t) **"Underlying Shares"** shall mean, subject to adjustment in accordance with section 10, 18,432,427 Common Shares; and

(u) **"Warrants"** shall mean the warrants represented by the common share warrant certificate issued by the Corporation pursuant to the subscription agreement between the Corporation and the Parent dated March 21, 2003.

2. **Ranking**

The Series 2 Preferred Share shall in all respects (including the payment of dividends and distribution of assets upon a Liquidation Event) rank equally with the Series One Preferred Share. If the Corporation would be unable to make any payment or distribution in full in accordance with the terms of the Series One Preferred Share and the Series 2 Preferred Share, that payment or distribution shall be made on a *pro rata* basis, calculated by reference to the amounts that would be received by the holders of the Series One Preferred Share and the Series 2 Preferred Share assuming the payment or distribution of the full amount to be paid or distributed in respect of those shares in accordance with their terms and without any such *pro ration*.

3. **Liquidation, Dissolution or Winding-Up**

In the event of a Liquidation Event, the holder of the Series 2 Preferred Share shall be entitled to receive from the assets of the Corporation an amount equal to the Liquidation Entitlement.

4. **Dividends**

The Corporation shall not declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series 2 Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend shall be paid to the holder of the Series 2 Preferred Share in the same form (cash, shares, other securities or other property) as it is paid to the holders of the Common Shares.

5. **Conversion Right**

The holder of the Series 2 Preferred Share shall have the right, exercisable at any time prior to 5:00pm (local time in Toronto) on March 31, 2013 (and thereafter if the Corporation fails to redeem the Series 2 Preferred Share pursuant to section 7) to convert the Series 2 Preferred Share into the Underlying Shares. All of the Underlying Shares shall be issued as fully paid and non-assessable. This conversion right may be exercised by the holder of the Series 2 Preferred Share

delivering to the Corporation the certificate for the Series 2 Preferred Share together with a notice in writing (the "**Conversion Notice**") confirming the intention of the holder to convert the Series 2 Preferred Share and specifying the date (which shall be at least two business days following the delivery of the notice) on which that conversion is to be effective (the "**Conversion Date**") and the address to which the certificates for the Underlying Shares are to be delivered. The Underlying Shares shall be, and shall be deemed to be, issued to the holder of the Series 2 Preferred Share on the Conversion Date and the holder of the Series 2 Preferred Share shall be deemed to be the registered holder of the Underlying Shares, and shall be deemed to have ceased to be the registered holder of the Series 2 Preferred Share, for all purposes effective the Conversion Date. The Corporation shall promptly, and in any event within three business days after the Conversion Date, deliver to the address specified by the holder of the Series 2 Preferred Share in the Conversion Notice certificates evidencing the Underlying Shares.

6. **Automatic Conversion**

The Series 2 Preferred Share shall be (and shall be deemed to be) automatically converted into one Series 3 Preferred Share on the date that the Series 2 Preferred Share is Transferred by the holder to a person that is not an affiliate of the Parent or the holder ceases to be an affiliate of the Parent. The Series 3 Preferred Share shall be, and shall be deemed to be, issued to the former holder of the Series 2 Preferred Share on the date of automatic conversion, and the former holder of the Series 2 Preferred Share shall be deemed to be the registered holder of the Series 3 Preferred Share and shall be deemed to have ceased to be the registered holder of the Series 2 Preferred Share for all purposes effective the date of automatic conversion. Notwithstanding that the holder shall then be deemed to be the holder of the Series 3 Preferred Share, the Corporation and the transfer agent shall not be required to deliver a certificate representing the Series 3 Preferred Share until three business days following surrender of the certificate representing the converted Series 2 Preferred Share.

7. **Redemption**

Unless a Conversion Notice has been delivered to the Corporation or the Series 2 Preferred Share has been converted under section 6, the Corporation shall, subject to subsection 32(2) of the Act, redeem the Series 2 Preferred Share upon the earlier of March 31, 2013 and the third business day following a Change of Control. If the Corporation is precluded from redeeming the Series 2 Preferred Share on that date as a result of subsection 32(2) of the Act, it shall redeem the Series 2 Preferred Share as soon as it ceases to be precluded from doing so pursuant to that subsection. At least three business days before the date specified for redemption (the "**Redemption Date**") of the Series 2 Preferred Share, the Corporation shall deliver to the holder a notice in writing (the "**Redemption Notice**") of the intention of the Corporation to redeem the Series 2 Preferred Share. The Redemption Notice shall set out the Redemption Amount, the details

of its calculation and the Redemption Date. On the Redemption Date, the Corporation shall deliver to the holder of the Series 2 Preferred Share at its address on the register maintained by the Corporation or such other address as the holder of the Series 2 Preferred Share may have notified the Corporation in writing a certified cheque or bank draft payable to the holder in an amount equal to the Redemption Amount. On and after the Redemption Date, the Series 2 Preferred Share shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder shall cease to be a shareholder in respect of the Series 2 Preferred Share and shall not be entitled to exercise any of the rights of shareholders in respect of the Series 2 Preferred Share, unless the Redemption Amount is not paid as provided in this section, in which case the rights of the holder shall remain unaffected. The holder of the Series 2 Preferred Share may, in its sole discretion, waive or consent to the abridgment of the Redemption Notice

8. **Voting Rights**

The holder of the Series 2 Preferred Share shall be entitled to receive, concurrently with its first dissemination, notice of all meetings of shareholders of the Corporation and to attend all meetings of shareholders of the Corporation. In addition to the right to vote separately as a series and as part of a class of shares to the fullest extent permitted under applicable law and the right provided in section 9(b), the holder of the Series 2 Preferred Share shall be entitled to vote, together with the holders of Common Shares, on all matters at all meetings of holders of Common Shares. In each case, the holder of the Series 2 Preferred Share shall be entitled to cast that number of votes equal to the number of Underlying Shares, provided that until Warrants have been exercised, in whole or in part, that number of votes shall not exceed 19.9% of the total number of votes that then may be cast at meetings of holders of Common Shares.

9. **Board Representation**

So long as the Series 2 Preferred Share is outstanding, unless otherwise approved the holder of the Series 2 Preferred Share, voting separately and as a series:

(a) the board of directors of the Corporation shall be comprised of not more than the maximum number of directors permitted under the Articles of the Corporation and, subject to compliance with applicable Laws, each committee of the board of directors of the Corporation, other than any independent committee formed in connection with matters that relate to the holder of the Series 2 Preferred Share or its affiliates, shall be comprised of not more than four directors, and the Corporation shall not permit any committee of the board of directors of any subsidiary of the Corporation, other than any independent committee formed in connection with matters that relate to the holder of the Series 2 Preferred Share or its affiliates, to be comprised of more than four directors;

(b) the board of directors of the Corporation shall include two directors (who need not be "resident Canadians", as defined in the Act) elected by the holder of the Series 2 Preferred Share, voting separately and as a series;

(c) except as required by applicable Laws, every committee of the board of directors of the Corporation, other than any independent committee formed in connection with matters that relate to the holder of the Series 2 Preferred Share or its affiliates, shall include one of the directors elected by the holder of the Series 2 Preferred Share;

(d) except as required by applicable Laws, the Corporation shall not permit the board of directors of any subsidiary of the Corporation to be constituted without one of the individuals elected by the holder of the Series 2 Preferred Share as a director of the Corporation; and

(e) except as required by applicable Laws, the Corporation shall not permit any committee of the board of directors of any subsidiary of the Corporation, other than any independent committee formed in connection with matters that relate to the holder of the Series 2 Preferred Share or its affiliates, to be constituted without one of the individuals elected by the holder of the Series 2 Preferred Share as a director of the Corporation.

10. **Anti-Dilution**

(a) If, before the Conversion Date, the Corporation:

(i) issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend;

(ii) makes a distribution on the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares (other than as dividends paid in the ordinary course);

(iii) divides its outstanding Common Shares into a greater number of shares; or

(iv) consolidates its outstanding Common Shares into a smaller number of shares,

(any of these events being a "**Common Share Reorganization**"), the holder of the Series 2 Preferred Share shall be entitled to receive and shall accept in lieu of the Underlying Shares that it would have received on the Conversion Date, the aggregate number of shares that it would have been entitled to receive as a result of the Common Share Reorganization if, on the effective date of the Common Share Reorganization, the holder the Series 2 Preferred Share had been the holder of the Underlying Shares that it otherwise would have received on the Conversion Date.

(b) If, before the Conversion Date, the Corporation fixes a record date for the issue of rights, options or warrants to all or substantially all of the holders of the Common Shares or to all or substantially all of the holders of the Common Shares resident in Canada under which those holders are entitled, during a period expiring not more than forty-five days after the record date for that issue (the "**Rights Period**"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or an exchange or conversion price per share during the Rights Period in the case of securities exchangeable or convertible into Common Shares) of less than 95% of the Current Market Price for the Common Shares on that record date (any of these events being a "**Rights Offering**"), the number of Underlying Shares shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Underlying Shares in effect immediately prior to the end of the Rights Period by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding, or the number of Common Shares that would be outstanding if the convertible or exchangeable securities issued in connection with the Rights Offering were converted into or exchanged for Common Shares during the Rights Period, in both cases after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii) the denominator of which shall be the aggregate of:

(A) the number of Common Shares outstanding as of the record date for the Rights Offering; and

(B) a number determined by dividing: (1) either: (a) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which those Common Shares are offered, or (b) the product of the exchange or conversion price of the securities offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period; by (2) the Current Market Price of the Common Shares as of the fifth trading day preceding the record date for the Rights Offering.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

(c) If, before the Conversion Date, the Corporation fixes a record date for the issue or the distribution to all or substantially all the holders of the Common Shares or all

or substantially all of the holders of the Common Shares resident in Canada of securities of the Corporation (including rights, options or warrants to acquire Equity Shares or securities exchangeable for or convertible into Equity Shares or property or assets and including evidences of indebtedness) or any property or other assets (including cash and securities of other persons) and that issuance or distribution does not constitute a dividend paid in the ordinary course, a Common Share Reorganization or a Rights Offering (any of these non-excluded events being a "**Special Distribution**"), the number of Underlying Shares shall be adjusted effective immediately after that record date to a number determined by multiplying the number of Underlying Shares in effect on that record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on that record date multiplied by the Current Market Price of the Common Shares on that record date; and

(ii) the denominator of which shall be:

(A) the product of the number of Common Shares outstanding on that record date and the Current Market Price of the Common Shares on that record date; less

(B) the fair market value, as determined by the board of directors of the Corporation after consultation with a qualified and independent valuator approved by the holder of the Series 2 Preferred Share (such approval not to be withheld unreasonably), of those securities or property or other assets issued or distributed in the Special Distribution to the holders of the Common Shares.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

(d) If, before the Conversion Date, the Common Shares are reclassified or changed into other shares or other securities (other than pursuant to a Common Share Reorganization), or there is a consolidation, amalgamation or merger of the Corporation with or into any other corporation or other person (other than a consolidation, amalgamation or merger that does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of these events being a "**Capital Reorganization**"), if the Series 2 Preferred Share is to be converted after the effective date of that Capital Reorganization, the holder of the Series 2 Preferred Share shall be entitled to receive and shall accept in lieu of the Underlying Shares to which it otherwise was entitled, the aggregate number of shares, other securities or other property that it would have been entitled to receive as a result of that Capital Reorganization if, on the effective date of that

Capital Reorganization, the holder of the Series 2 Preferred Share had been the registered holder of the number of Common Shares to which the holder otherwise was entitled upon conversion of the Series 2 Preferred Share. If, in the opinion of the board of directors of the Corporation or the holder of the Series 2 Preferred Share, the rights of the holder of the Series 2 Preferred Share otherwise would be adversely affected, the appropriate adjustments as determined by the board of directors, acting in good faith after consultation with an investment dealer or an investment bank approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series 2 Preferred Share (such approvals not to be withheld unreasonably) shall be made in respect of any such Capital Reorganization in the application of the provisions set out in this section 10 with respect to the rights and provisions set out in this section with respect to the rights and interests thereafter of the holder of the Series 2 Preferred Share so that these provisions shall continue to result in corresponding adjustments, in relation to any shares, other securities or other property thereafter deliverable upon the conversion of the Series 2 Preferred Share.

(e) If, before the Conversion Date, the Corporation grants or issues (or agrees to grant or issue) Common Shares (other than Common Shares issued pursuant to rights granted or issued by the Corporation prior to March 21, 2003) or securities exchangeable for or convertible into Common Shares to any holders of securities of any of its subsidiaries or issues Common Shares on any conversion of the CIBC Debenture (each such grant or issue being an "**Adjusting Transaction**"), the number of Underlying Shares shall be adjusted effective immediately after the time of each such Adjusting Transaction (each such time being a "**Time of Grant**") to a number determined by adding to the number of Underlying Shares immediately prior to the Time of Grant a number of Underlying Shares equal to (A) the product of (x) the number (the "**Aggregate Number**") that is the aggregate of (aa) the number of Underlying Shares in effect immediately prior to the Time of Grant and (bb) the aggregate number of Common Shares in respect of which subscription forms and the requisite consideration have been delivered to the Corporation pursuant to the Warrants prior to the Time of Grant, and (y) a fraction:

(A) the numerator of which shall be the number of Common Shares outstanding after the Time of Grant if the Corporation issued Common Shares, or the number of Common Shares that would be outstanding if the convertible or exchangeable securities granted or issued (or agreed to be granted or issued) at the Time of Grant were immediately converted into or exchanged for Common Shares; and

(B) the denominator of which shall be the number of Common Shares outstanding immediately prior to the Time of Grant,

minus (B) the Aggregate Number.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of this computation.

(f) The adjustments provided for in this section 10 are cumulative and shall be made successively whenever an event referred to therein shall occur, subject to the following:

(i) No adjustment shall be required to be made in the number of Common Shares issuable upon conversion of the Series 2 Preferred Share unless it would result in a change of at least one share, provided, however, that any adjustments which, except for the provisions of this paragraph (i) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(ii) No adjustment in the number of Common Shares issuable upon the conversion of the Series 2 Preferred Share shall be made in respect of any event described in section 10 (other than the subdivision or consolidation of Common Shares as part of a Common Share Reorganization), if the holder of the Series 2 Preferred Share is entitled to participate in that event on the same terms as it had converted the Series 2 Preferred Share prior to or on the effective date or record date of the event.

(iii) The issue from time to time of Common Shares as dividends paid in the ordinary course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, shall not to be a Common Share Reorganization.

(iv) If there is a dispute with respect to adjustments provided for in section 10, that dispute shall be conclusively determined by the Corporation's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series 2 Preferred Share (such approvals not to be withheld unreasonably) and the resulting determination shall be binding upon the Corporation, the holder of the Series 2 Preferred Share and all other shareholders of the Corporation.

(v) If, before the Conversion date, the Corporation takes any action affecting the Common Shares that is not contemplated in section 10 and that in the opinion of the board of directors of the Corporation or the holder of the Series 2 Preferred Share would aversely affect the rights of the holder of the Series 2 Preferred Share, the number of Common Shares issuable upon conversion shall be adjusted as the board of directors, acting in good faith determines after consultation with an investment dealer or investment

bank approved by the audit committee of the board of directors of the Corporation (or, if no audit committee is extant, the board of directors of the Corporation) and the holder of the Series 2 Preferred Share (such approvals not to be withheld unreasonably), but subject in all cases to any necessary regulatory approvals or consents.

(vi) If the Corporation sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, after that date and before the distribution to those shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver that dividend, distribution or subscription or purchase rights, no adjustment in the number of Common Shares issuable upon conversion of the Series 2 Preferred Share shall be required by reason of the setting of such record date.

(vii) In the absence of a resolution of the directors fixing a record date for a Special Distribution, the Corporation shall be deemed to have fixed as the record date for that Special Distribution the date on which it is effected.

At least twenty-one days (or such shorter period as may be agreed in writing by the holder of the Series 2 Preferred Share) prior to the effective date or record date, as the case may be, of any event that requires or might require adjustment in any of the rights of the Series 2 Preferred Share (including an adjustment of the number of Underlying Shares), the Corporation shall give notice to the holder of the Series 2 Preferred Share of the particulars of that event and, if determinable, the required adjustment.

11. **Approval Rights**

So long as the Series 2 Preferred Share is outstanding, unless otherwise approved by the holder of the Series 2 Preferred Share, voting separately and as a series, the Corporation shall not, and shall not permit any of its subsidiaries to:

(a) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities);

(b) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business;

(c) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities;

(d) declare or pay dividends or declare or make other distributions on its outstanding securities; or

(e) amend the Articles of the Corporation,

provided that no such approval shall be required for the Corporation to comply with its legal obligations under the terms (as they exist on the date of issue of the Series 2 Preferred Share and as modified by the CIBC Consent Agreement dated March 21, 2003) of the Series One Preferred Share and the CIBC Debenture, or for the holder of the Series One Preferred Share or the CIBC Debenture to exercise their rights thereunder.

12. **Election**

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of a Series 2 Preferred Share shall be required to pay tax on dividends received, or deemed to be received, on the Series 2 Preferred Share under section 187.2 of Part IV.I of such act or any successor or replacement provision of similar effect.

SERIES 3 PREFERRED SHARE

The Series 3 Preferred Share shall have the following rights, privileges, restrictions and conditions:

1. **Definitions**

For the purposes of these Series 3 Preferred Share provisions:

(a) **"Act"** shall mean the *Business Corporations Act*, (Ontario);

(b) **"affiliate"** shall be construed such that one person shall be deemed to be an affiliate of another person if one of them is controlled (directly or indirectly) by the other or both are controlled (directly or indirectly) by the same person or group of persons, and for this purpose **"control"** shall be construed such that any combination of a person, its affiliates and persons acting jointly or in concert with either of them (the **"Control Group"**) shall control another person if the Control Group is the beneficial owner of securities of such person sufficient to elect a majority of the board of directors (or, if the person is not a corporation, any comparable body) of such person;

(c) **"associate"** shall have the meaning attributed to it for the purposes of the *Securities Act* (Ontario);

(d) **"business day"** shall mean every day except a Saturday, Sunday or a day that is a statutory holiday in Toronto, Ontario or a federal holiday in the United States of America;

(e) a **"Change of Control"** shall be deemed to have occurred if, before the expiry of the Warrants any combination of a person (other than the holder of the Series 3 Preferred Share), its affiliates or associates and persons acting jointly or in concert

with any of them becomes the beneficial owner of shares of the Corporation or any successor to the Corporation sufficient to elect a majority of the board of directors;

(f) **"Liquidation Entitlement"** shall mean an amount equal to the subscription price of the Series 2 Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series 2 Preferred Share to the date of the Liquidation Event;

(g) **"Liquidation Event"** shall mean the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary;

(h) **"person"** shall mean an individual, corporation, partnership, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity that may be treated as a person under applicable law;

(i) **"Redemption Amount"** shall mean (a) in the event of redemption on March 31, 2013, an amount equal to the subscription price of the Series 2 Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series 2 Preferred Share to the date on which the Series 3 Preferred Share is redeemed in accordance with section 4, and (b) in the event of redemption upon a Change of Control, an amount equal to 125% of the amount specified in (a);

(j) **"Series One Preferred Share"** shall mean the Series One Preferred Share in the capital of the Corporation;

(k) **"Series 2 Preferred Share"** shall mean the Series 2 Preferred Share in the capital of the Corporation; and

(l) **"Warrants"** shall mean the warrants represented by the common share warrant certificate issued by the Corporation pursuant to the subscription agreement between the Corporation and USA Interactive dated March 21, 2003.

2. **Ranking**

The Series 3 Preferred Share shall in all respects (including the distribution of assets upon a Liquidation Event) rank equally with the Series One Preferred Shares. If the Corporation would be unable to make any payment or distribution in full in accordance with the terms of the Series One Preferred Shares and the Series 3 Preferred Share, that payment or distribution shall be made on a *pro rata* basis, calculated by reference the amounts that would be received by the holders of the Series One Preferred Shares and the Series 3 Preferred Share assuming the payment or distribution of the full amount to be paid or distributed in respect of those shares in accordance with their terms and without any such *pro ration*.

3. **Liquidation, Dissolution or Winding-Up**

In the event of a Liquidation Event, the holder of the Series 3 Preferred Share shall be entitled to receive from the assets of the Corporation an amount equal to the Liquidation Entitlement.

4. **Redemption**

The Corporation shall, subject to subsection 32(2) of the Act, redeem the Series 3 Preferred Share upon the earlier of March 31, 2013 and the third business day following a Change of Control. If the Corporation is precluded from redeeming the Series 3 Preferred Share on that date as a result of subsection 32(2) of the Act, it shall redeem the Series 3 Preferred Share as soon as it ceases to be precluded from doing so pursuant to that subsection. At least three business days before the date specified for redemption (the "**Redemption Date**") of the Series 3 Preferred Share, the Corporation shall deliver to the holder a notice in writing (the "**Redemption Notice**") of the intention of the Corporation to redeem the Series 3 Preferred Share. The Redemption Notice shall set out the Redemption Amount, the details of its calculation and the Redemption Date. On the Redemption Date, the Corporation shall deliver to the holder of the Series 3 Preferred Share at its address on the register maintained by the Corporation or such other address as the holder of the Series 3 Preferred Share may have notified the Corporation in writing a certified cheque or bank draft payable to the holder in an amount equal to the Redemption Amount. On and after the Redemption Date, the Series 3 Preferred Share shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder shall cease to be a shareholder in respect of the Series 3 Preferred Share and shall not be entitled to exercise any of the rights of shareholders in respect of the Series 3 Preferred Share, unless the Redemption Amount is not paid as provided in this section, in which case the rights of the holder shall remain unaffected. The holder of the Series 3 Preferred Share may, in its sole discretion, waive or consent to the abridgment of the Redemption Notice

5. **Voting Rights**

The holder of the Series 3 Preferred Share shall be entitled to vote separately as a series and as part of a class of shares to the fullest extent permitted under applicable law.

6. **Election**

The Corporation shall elect, in the manner and within the time provided under section 191.2 of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that no holder of a Series 3 Preferred Share shall be required to pay tax on dividends received, or deemed to be received, on the Series 3 Preferred Share under section 187.2 of Part IV.I of such act or any successor or replacement provision of similar effect.

COMMON SHARES

1. *Privileges of Common Shares*. The Common Shares shall have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth.

(a) Except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Corporation.

(b) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of the Corporation.

(c) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the Common Shares are entitled to share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation.

SCHEDULE E

PART I

BY-LAW "A"

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of POINTS INTERNATIONAL LTD. (hereinafter called the "**Corporation**") as follows:

1. All of the by-laws of the Corporation heretofore in force are hereby repealed without prejudice to any action heretofore taken thereunder.

2. The numbers designating the by-laws hereby repealed may be allocated to any by-laws of the Corporation hereafter enacted by the directors of the Corporation.

PASSED by the directors of the Corporation on ________________, 2004.

CONFIRMED by the shareholders of the Corporation on _____________, 2004.

SCHEDULE E

PART II

BY-LAW NO. 1

A by-law relating generally to the conduct of the affairs of POINTS INTERNATIONAL LTD. (the "**Corporation**").

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTERPRETATION

1. Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

(b) "by-law" means any by-law of the Corporation from time to time in force and effect;

(c) all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(d) words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and

(e) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

2. Unanimous Shareholder Agreements

The provisions of this by-law are subject to the terms of any unanimous shareholder agreement in effect from time to time in respect of the Corporation and, to the extent of any inconsistency between this by-law and any such unanimous shareholder agreement, such unanimous shareholder agreement shall prevail over this by-law.

REGISTERED OFFICE

3. The Corporation may from time to time (i) by resolution of the directors change the place and address of the registered office of the Corporation within the Province in Canada specified in its articles, and (ii) by an amendment to its articles, change the Province in Canada in which its registered office is situated.

SEAL

4. The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS

5. Number and Powers

The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. If a minimum and maximum number of directors is set out in the articles of the Corporation, the number of directors of the Corporation shall be the number of directors elected by the shareholders of the Corporation at the most recent meeting of shareholders. At least twenty-five per cent of the directors (or one director, if the Corporation has less than four directors) shall be resident Canadians. If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, it shall have at least three directors, at least two of whom are not officers or employees of the Corporation or its affiliates.

The directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

6. Duties

Every director and officer of the Corporation in exercising their powers and discharging their duties shall:

(a) act honestly and in good faith with a view to the best interests of the Corporation; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation's articles and by-laws and any unanimous shareholder agreement.

7. Qualification

Every director shall be an individual 18 or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director.

8. Election of Directors

Directors shall be elected by the shareholders of the Corporation by ordinary resolution. Whenever at any election of directors of the Corporation the number or the minimum number of directors required by the articles is not elected by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum, but such quorum of directors may not fill the resulting vacancy or vacancies.

An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless:

(a) he or she was present at the meeting when the election or appointment took place and he or she did not refuse to hold office as a director; or

(b) he or she was not present at the meeting when the election or appointment took place and:

(i) he or she consented to hold office as a director in writing before the election or appointment or within 10 days after it, or

(ii) he or she has acted as a director pursuant to the election or appointment.

9. Term of Office

A director's term of office (subject to the provisions (if any) of the Corporation's articles and paragraph 12 below), unless such director was elected for an expressly stated term, shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director's election or appointment or until such director's successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

10. Ceasing to Hold Office

A director ceases to hold office if such director:

(a) dies or sends to the Corporation a written resignation and such resignation, if not effective upon receipt by the Corporation, becomes effective in accordance with its terms;

(b) is removed from office in accordance with paragraph 12 below;

(c) becomes bankrupt; or

(d) is found by a court in Canada or elsewhere to be of unsound mind.

11. Vacancies

Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the number of directors remains in office. Subject to subsections 111(1) and (3) of the Act and to the provisions (if any) of the Corporation's articles, where there is a quorum of directors in office and a vacancy occurs, such quorum of directors may appoint a qualified person to fill such vacancy for the unexpired term of such appointee's predecessor.

12. Removal of Directors

Subject to subsection 109(2) of the Act and unless the articles of the Corporation provide for cumulative voting, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of such director's term of office and may, by a majority of the votes cast at the meeting, elect any person in such director's stead for the remainder of such director's term.

If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director's removal.

13. Validity of Acts

An act of a director or officer is valid notwithstanding an irregularity in their election or appointment or a defect in their qualification.

MEETINGS OF DIRECTORS

14. Place of Meetings

Meetings of directors and of any committee of directors may be held at any place.

15. Calling Meetings

A meeting of directors may be convened at any time by the Chairman (if any), the Vice-Chairman (if any), the Managing Director (if any) or any two or more directors, and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16. Chair of Meetings

The chair of any meeting of the directors shall be the first mentioned of such of the following persons as have been appointed and who is present at the meeting: the Chairman (if any), the Vice-Chairman (if any) or the Managing Director (if any). If all of the foregoing directors are absent or unable or refuse or fail to so act, the directors present shall choose one of their number to be chair of the meeting.

17. Notice

Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice. The notice shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

18. Waiver of Notice

Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or in the notice thereof may be waived in any manner by any director, and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

19. Electronic Participation

Where all the directors of the Corporation consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by such means shall be deemed for the purposes of the Act and the by-laws to be present at that meeting.

20. Quorum and Voting

A majority of the number of directors of the Corporation, if the articles of the Corporation provide for a fixed number, or the minimum number of directors required by the articles of the Corporation shall constitute a quorum for the transaction of business. Subject to subsections 111(1), 114(4) and 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present and at which at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting shall not have a second or casting vote in addition to the chair's original vote as a director.

21. Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

22. Resolutions in Writing

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

COMMITTEES OF DIRECTORS

23. General

The directors may from time to time appoint from their number a Managing Director or one or more committees of directors. The directors may delegate to such Managing Director or each such committee any of the powers of the directors, except that no Managing Director or such committee shall have the authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c) subject to subsection 189(2) of the Act, issue securities except as authorized by the directors;

(d) issue shares of a series under section 27 of the Act except as authorized by the directors;

(e) declare dividends;

(f) purchase, redeem or otherwise acquire shares issued by the Corporation;

(g) pay any commission referred to in section 41 of the Act, except as authorized by the directors;

(h) approve a management proxy circular;

(i) approve a take-over bid circular or directors' circular;

(j) approve any annual financial statements to be placed before the shareholders of the Corporation; or

(k) adopt, amend or repeal by-laws of the Corporation.

Unless the directors determine otherwise, each committee (except for the audit committee) shall have power to fix its quorum at not less than a majority of its members, to elect is chair and to determine its own rules of procedure. Each member of a committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in a committee by election from among their number.

24. Audit Committee

If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, the board of directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

Subject to the following paragraph and unless the board of directors determines otherwise, the audit committee shall have power to fix its quorum at not less than a majority of its members, to elect is chair and to determine its own rules of procedure.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

25. The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also

by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

26. No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office of trust or in relation thereto, unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof.

INDEMNITIES TO DIRECTORS AND OTHERS

27. Subject to the provisions hereof and subsections 124(3) and (4) of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

The Corporation may not indemnify an individual pursuant hereto unless the individual:

(a) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of the persons listed in the first paragraph of this paragraph 27, in such form and amount as the board of directors of the Corporation may from time to time determine, against any liability incurred by that person:

(a) in his or her capacity as a director or officer of the Corporation, except where the liability relates to that person's failure to act honestly and in good faith with a view to the best interests of the Corporation; or

(c) in his or her capacity as a director or officer of another body corporate where the person acts or acted in that capacity at the Corporation's request, except where the liability relates to that person's failure to act honestly and in good faith with a view to the best interests of the body corporate.

The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

OFFICERS

28. Appointment of Officers

The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 23 above. Such officers may include, without limitation, any of a "Chairman", a "Vice-Chairman", a "Managing Director", a "Chief Executive Officer", a "President", a "Chief Financial Officer", a "Chief Technology Officer", a "Controller", a "Secretary", a "Treasurer", one or more "Vice-Presidents", one or more "Assistant Secretaries" and/or one or more "Assistant Treasurers". None of such officers (except the Chairman, Managing Director and Vice-Chairman) need be a director of the Corporation. The Managing Director shall be a resident Canadian within the meaning of the Act. A director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person.

29. Removal of Officers

All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

30. Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS' MEETINGS

31. Annual or Special Meetings

The directors of the Corporation:

(a) shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Corporation's preceding financial year; and

(b) may at any time call a special meeting of shareholders.

32. Place of Meetings

Meetings of shareholders of the Corporation shall be held at such place within Canada as the directors may determine, or at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

33. Chair of Shareholders Meeting

The chair of any meeting of shareholders shall be the first mentioned of such of the following persons as have been appointed and who is present at the meeting: the Chairman (if any), the Vice-Chairman (if any) or the Managing Director (if any). If no such director is present within fifteen (15) minutes from the time fixed for holding the meeting, the shareholders present entitled to vote shall choose another director as chair of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall choose one of their number to be chair.

34. Electronic Participation and Voting

Subject to the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for all purposes of the Act and the by-laws to be present at the meeting. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Subject to the Act, any vote at a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, and any person participating in a meeting of shareholders by means of such facility and entitled to vote at that meeting may vote by means of such facility, provided that any such facility made available by the Corporation shall enable the votes to be gathered in a manner that permits their subsequent verification and permit the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

35. Record Dates for Shareholder Meetings

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

(a) at the close of business on the day immediately preceding the day on which the notice is given; or

(b) if no notice is given, the day on which the meeting is held.

36. Shareholder List

The Corporation shall prepare an alphabetical list of the shareholders entitled to receive notice of a meeting and vote at the meeting, showing the number of shares held by each shareholder:

(a) if a record date for determining the shareholder entitled to receive notice of the meeting and/or entitled to vote at the meeting has been fixed, not later than 10 days after that date; or

(b) if no record date has been fixed, on the record date established in accordance with paragraph 35 above.

A shareholder whose name appears on such list is entitled to vote the shares shown opposite such shareholder's name at the meeting to which the list relates.

37. Notice

A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor (if any) of the Corporation. Such notice shall be personally delivered or sent by prepaid mail, if the Corporation is a distributing corporation, not less than 21 days (or, if the Corporation is not a distributing corporation, not less than such number of days as may be fixed by the directors) and not more than 60 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting, and shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and, subject to subsection 132(2) of the Act, at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to the auditor's duties.

38. Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

39. Votes

Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chair of the meeting shall neither on a show of hands nor on a ballot have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy nominee.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the

meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by show of hands and may be withdrawn.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

40. Proxies

Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, such shareholder (if present in person or by proxy) shall (subject to the provisions, if any, of the Corporation's articles) have one vote for every share registered in such shareholder's name.

Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who need not be a shareholder, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in writing and executed by the shareholder or such shareholder's attorney authorized in writing, or may be an electronic document that satisfies the requirements of Part XX.1 of the Act, and is valid only at the meeting in respect of which it is given or at any adjournment thereof.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

"The undersigned shareholder of POINTS INTERNATIONAL LTD. hereby appoints of , whom failing, of as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the day of , and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were present, whether personally or by telephonic, electronic or other means, at the said meeting or such adjournment thereof.

DATED

____
Signature of Shareholder

This form of proxy must be signed by a shareholder or such shareholder's attorney authorized in writing."

The directors may from time to time pass regulations regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be sent in writing, faxed or otherwise communicated by electronic means that produces a written copy before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chair of the meeting of shareholders may, subject to any regulations made as aforesaid, in the chair's discretion, accept written or faxed communication, or electronic communication that produces a written copy, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such written, faxed or electronic communication accepted by the chair of the meeting shall be valid and shall be counted.

41. Adjournment

The chair of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, subsection 149(1) of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

42. Quorum

Five persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting (subject to paragraph 33) and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than five in number and holding or representing by proxy not less than 15% of the total number of votes represented by the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has four or less shareholders, or four or less shareholders of any class or series of shares, such shareholders present in person or by proxy constitutes a meeting and a quorum for such meeting.

43. Persons Entitled to be Present

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at

the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

SHARES AND TRANSFERS

44. Issuance

Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

45. Security Certificates

Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by a director or officer of the Corporation; provided that, unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of the transfer agent and/or registrar of the Corporation. Any additional signatures required may be printed or otherwise mechanically reproduced. A share certificate executed as aforesaid shall be valid notwithstanding that one of the directors or officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

46. Agent

The directors may from time to time by resolution appoint or remove an agent to maintain a central securities register and branch securities registers for the Corporation.

47. Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

48. Defaced, Destroyed, Stolen or Lost Security Certificates

The directors or any officer or agent designated by the directors may in their or its discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors may from time to time prescribe, whether generally or in any particular case.

DIVIDENDS

49. Declaration and Payment of Dividends

The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 42 of the Act, the Corporation may pay a dividend in money or property.

50. Joint Securityholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

51. Dividend Cheques

A dividend payable in money shall be paid by cheque drawn on the Corporation's bank to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to each such person in accordance with the notice provisions of this by-law, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them in accordance with the notice provisions of this by-law. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

52. Non-Receipt of Dividend Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

53. Unclaimed Dividends

Notwithstanding anything herein to the contrary, any dividend, whether by way of shares, money or property, unclaimed or unpaid after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

RECORD DATES

54. Shareholders' Meetings

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

(a) at the close of business on the day immediately preceding the day on which the notice is given; or

(b) if no notice is given, the day on which the meeting is held.

55. Dividends, Distributions or Other Purposes

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, (iii) for any other purpose (other than to establish a shareholder's right to receive notice of a meeting or to vote), but such record date shall not precede by more than 60 days the particular action to be taken.

If no record date is fixed, the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

VOTING SECURITIES IN OTHER ISSUERS

56. All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

57. Service

Any notice or other document required to be given or sent by the Corporation to any shareholder or director or the auditor of the Corporation shall be delivered personally or sent by prepaid mail or by fax, electronic mail or other electronic means capable of producing a written copy addressed to:

(a) such shareholder at such shareholder's latest address as shown on the records of the Corporation or its transfer agent;

(b) such director at such director's latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act; and

(c) the auditor of the Corporation at the auditor's latest address known to the Corporation.

With respect to every notice or other document sent by prepaid mail, it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box.

58. Shareholders Who Cannot be Found

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the

Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

59. Shares Registered in More than One Name

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

60. Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to such person's name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom such person derives title to such shares.

61. Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder's death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder's stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder's heirs, executors or administrators and all persons (if any) interested with such shareholder in such shares.

62. Signatures to Notices

The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

63. Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service, posting or other communication of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service, posting or other communication.

64. Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service or other communication of any notice or other documents to any shareholder, director, officer or auditor or as to the publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

65. Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the directors or the non-receipt of any notice by any such person or any error

in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

66. Waiver of Notice

Any shareholder (or such shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the directors may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under any provisions of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the directors which may be given in any manner.

CHEQUES, DRAFTS, NOTES, ETC.

67. All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

EXECUTION OF CONTRACTS, ETC.

68. Unless the directors determine otherwise, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two of the directors and officers of the Corporation and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers, any director or directors, or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

In particular, without limiting the generality of the foregoing, any two of the directors and officers of the Corporation are authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or

persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FINANCIAL YEAR

69. The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

PASSED by the directors of the Corporation on _____________, 2004.

CONFIRMED by the shareholders of the Corporation on _____________, 2004.

SCHEDULE F

CONFIRMATION OF NEW BY-LAW NO. 1

IT IS RESOLVED THAT:

1. effective on the date of the continuance of the Corporation under the *Canada Business Corporations Act*, By-Law "A" attached as Part I of Schedule E to the Management Information Circular of the Corporation dated April 22, 2004 (the "**Circular**"), being a by-law repealing all of the Corporation's by-laws in force, and By-Law No. 1 attached as Part II of Schedule E to the Circular, being a by-law regulating the business and affairs of the Corporation, are each confirmed as made by the directors of the Corporation.

SCHEDULE G

SECTION 185 OF THE OBCA

185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170(5) or (6).

(3) Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection

to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) Certificate to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8),

in which case the dissenting shareholders right are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been

endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay a dissenting shareholders for their shares.

(16) Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem — Subject to subsection (30), a corporation shall pay for the shares of dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later

of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27) Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

POINTS INTERNATIONAL LTD.

FROM OF PROXY

FOR USE AT THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
June 24th, 2004

The undersigned shareholder of Points International Ltd. (the "**Corporation**") hereby appoints, Christopher Barnard, the President of the Corporation, or failing him, Robert MacLean, Chief Executive Officer of the Corporation, OR INSTEAD OF EITHER OF THE FOREGOING, ______________________________, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting (the "**Meeting**") of the shareholders of the Corporation to be held on the 24th day of June, 2004, and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment(s) or postponement(s) thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed:

1. TO VOTE FOR ❑ OR WITHHOLD FROM VOTING FOR ❑ the election of directors nominated in the Management Information Circular accompanying this form of proxy.

2. TO VOTE FOR ❑ OR WITHHOLD FROM VOTING FOR ❑ the appointment Mintz & Partners LLP as the auditors of the Corporation until the next annual meeting and the authorization of the board of directors of the Corporation to fix the remuneration of the auditors.

4. TO VOTE FOR ❑ OR AGAINST ❑ the resolution attached as Schedule B to the Management Information Circular to increase the number of common shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "**Option Plan Resolution**").

5. TO VOTE FOR ❑ OR AGAINST ❑ the resolution attached as Schedule C to the Management Information Circular authorizing the continuance of the Corporation under the *Canada Business Corporations Act* (the "**CBCA**") (the "**Continuance Resolution**").

6. TO VOTE FOR ❑ OR AGAINST ❑ the resolution attached as Schedule F to the Management Information Circular to confirm the repeal of the Corporation's existing by-laws and the adoption by the Corporation of a new by-law consistent with the CBCA, in each case, effective on the date the Corporation continues under the CBCA (the "**By-Law Resolution**").

All shares of the Corporation represented at the Meeting by properly executed proxies will be voted, and such shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of a shareholder on any ballot that may be called for, and where a choice to vote for or against any matter to be acted upon has been specified in a proxy, such shares shall be voted accordingly. **If no specification as to voting is made, this proxy will be voted for the election of Management's nominees as directors, for the appointment of Management's nominees as auditors and the authorization of the board of directors of the Corporation to fix the remuneration of the auditors, for the Option Plan Resolution, for the Continuance Resolution and for the By-Law Resolution, all as described in the Management Information Circular. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect to such matters. The undersigned hereby revokes any proxy previously given by the undersigned.**

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT HIM AND TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE NOMINEES DESIGNATED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

DATED the __________ day of ________________, 2004.

____________________________ ____________________________

Name of Shareholder (Print) Signature of Shareholder

NOTES:

1. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed by management of the Corporation. This proxy ceases to be valid one year from its date.

2. Properly executed forms of proxy must be deposited with (i) with ComputerShare Trust Corporation of Canada, 600,530-8th Ave. S.W., Calgary, Alberta, Canada, T2P 3S8 or to the Secretary of the Corporation at the offices of the Corporation, #800-179 John Street, Toronto, Ontario, Canada, M5T 1X4, in either case at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

points
INTERNATIONAL LTD

July 2, 2004

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Toronto Stock Exchange

Points International Ltd.
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Points International Ltd. (the "Corporation") held on June 24, 2004.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

By a vote by way of show of hands, the Shareholders approved an ordinary resolution to elect the following directors to hold office for the ensuing year or until their successors are elected or appointed:

Douglas A. Carty
Marc B. Lavine
T. Robert MacLean
Christopher J. D. Barnard
Rowland W. Fleming
John W. Thompson
J. Grant McCutcheon
Jim W. Kranias
Christopher E. M. Payne
Eric A. Korman
Dan Marriott

Item 2 – Appointment of Auditors

By a vote by way of show of hands, the Shareholders approved an ordinary resolution to appoint Mintz & Partners LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

Item 3 – Increase in Stock Option Plan

By a vote by ballot, the Shareholders approved an ordinary resolution to amend the incentive stock option plan ("Stock Option Plan") to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Stock Option Plan from 8,030,424 to 10,206,948 common shares. The ballot results were 22,556,811 in favour and 4,141,000 against with 6,697,508 votes by directors and officers excluded.

Item 4 - Continuance under the *Canada Business Corporations Act*

By a vote by way of show of hands, the Shareholders approved a special resolution authorizing the Corporation to make application to the Director under the *Business Corporations Act* (Ontario) ("OBCA"), pursuant to section 181 of the OBCA, for authorization to continue under the *Canada Business Corporation Act* ("CBCA") to make application to the Director under the CBCA, pursuant to section 187 of the CBCA, for a certificate of continuance continuing the Corporation under the CBCA.

Item 5 – Repeal of Existing By-laws and Adoption of By-laws Effective on the date of Continuance

By a vote by way of show of hands, the Shareholders confirmed, effective on the date of continuance under the CBCA, the following by-laws, as made by the directors:

1. By-Law A, being a by-law repealing all former by-laws in force; and

2. By-Law No. 1, being a by-law regulating the business and affairs of the Corporation.

POINTS INTERNATIONAL TD.

by *(signed) "Stephen Yuzpe"*
STEPHEN M. YUZPE
Chief Financial Officer and
Corporate Secretary

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario),
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)

ITEM 1: *REPORTING ISSUER*

Points International Ltd. ("Points")

134 Peter Street
Suite 333
Toronto, Ontario
M5V 2H2

ITEM 2: *DATE OF MATERIAL CHANGE*

March 21, 2003

ITEM 3: *PRESS RELEASE*

A press release reporting the material change was disseminated from Toronto, Ontario by Points on March 21, 2003 following the closing of markets. A copy of the press release is attached hereto.

ITEM 4: *SUMMARY OF MATERIAL CHANGE*

Points International Ltd. ("Points") and USA Interactive (the "Investor") entered into a subscription agreement (the "Subscription Agreement") on March 21, 2003 pursuant to which Points will issue one convertible preferred share (the "Series Two Preferred Share") and common share purchase warrants (the "Warrants") for cash consideration of $12.4 million and 2.7 million, respectively.

The Series Two Preferred Share

The Series Two Preferred Share will be convertible until March 31, 2013, for no additional consideration, into that number of common shares ("Common Shares") of Points equal to 18,432,427 Common Shares (being 19.9% of the Common Shares, on an adjusted fully-diluted basis after giving pro forma effect to the issuance of the Series Two Preferred Share and the Warrants). The Series Two Preferred Share contains anti-dilution protection provisions.

If it has not been converted, the Series Two Preferred Share is redeemable by Points on March 31, 2013 for an amount equal to the greater of $12,400,000 plus 7% per annum from the date of issuance and the market value of the Common Shares into which the Series Two Preferred Share then could be converted. The Series Two Preferred Share also is to be redeemed if there is a change of control of Points before the expiry of the Warrant for an amount equal to the greater of (i) 125% of the redemption amount described above and (ii) the greater of (A) the value of the

Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the change of control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the value of the consideration paid per Common Share in the transaction resulting in the change of control.

Additionally, the Series Two Preferred Share entitles the holder to various rights, including to:

- receive dividends with the holders of Common Shares on an "as converted" basis,
- vote with the holders of Common Shares on an "as converted basis" (and, until exercise of the Warrants, to a maximum of 19.9% of the votes that may be cast),
- vote separately as a series with respect to certain material transactions and certain other matters involving Points, and
- elect two members to the board of directors of PIL and to have one member sit on each committee of the board of directors.

If the Series Two Preferred Share is transferred to a person that is not an affiliate of the Investor or the holder of the Series Two Preferred Share ceases to be an affiliate of the Investor, the Series Two Preferred Share will automatically convert into a new preferred share (the "Series Three Preferred Share") which will only have the right to be automatically redeemed on March 31, 2013 or a change of control prior to the expiry of the Warrant for the redemption amount equal to, in the case of redemption on March 31, 2013, $12,400,000 plus 7% from the date of issue of the Series Two Preferred Share and, in the case of redemption on a change of control, 125% of such amount.

The Warrants

The Warrants are exercisable for three years from their date of issue (subject to extension in certain circumstances) to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the aggregate of the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and the number of Common Shares previously issued on the exercise of the Warrants. The exercise price per Common Share on the exercise of the Warrants will equal (i) in the first year, $96 million divided by the adjusted fully diluted number of Common Shares (the "FD Number of Shares"), (ii) in the second year, $108 million divided by the FD Number of Shares, and (iii) following the second year of its term, $120 million divided by the FD Number of Shares, provided that the price per Common Share may never be less than $0.32. As at March 21, 2003 and based on Points current capitalization (after giving pro forma effect to the issuance of the Series Two Preferred Share and Warrants) the Warrants would be exercisable to acquire 72,247,700 Common Shares at an effective price per Common Share of $1.04 in year one, $1.17 in year two and $1.30 in year three. The Warrants contain anti-dilution protection provisions.

The Warrants are transferable to affiliates of the Investor and, with the prior approval of the board of directors of Points, to third parties.

Investor's Rights Agreement

In connection with the issuance of the Series Two Preferred Share and the Warrants, Points and the Investor will enter into an investor's rights agreement (the "Investor's Rights Agreement), pursuant to which the Investor will have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuance of securities of Points, matching rights for change of control transactions, approval rights over certain material transactions and certain other matters and rights to board and board committee representation.

Conditions of Closing and Termination

The completion of the transaction is subject to satisfaction of a number of conditions stipulated in the Subscription Agreement including (i) there being since the date of the Subscription Agreement no fact or condition which could (A) subject to certain exceptions, materially and adversely affect the condition, operations, results of operations, business, assets, liabilities, capital or prospects of Points and its subsidiaries, considered on a consolidated basis, (B) prevent Points or its subsidiaries from carrying on their business in the ordinary course and consistent with past practice in a manner that is materially adverse to Points or its subsidiaries, or (C) prevent or constrain Points from performing its obligations under the transaction related documents including the Warrants and Investor's Rights Agreement, (ii) the execution and delivery by Points, the Investor and CIBC Capital Partners of an agreement pursuant to which, among other things, CIBC Capital Partners consents to the transaction and agrees to amend the Corporation's outstanding 11% $6,000,000 Senior Secured Convertible Debenture (the "CIBC Debenture") such that it will not be convertible so long as the Warrants are outstanding and will not be convertible after the Warrants cease to be outstanding if the Warrants are exercised in full, and (iii) receipt of regulatory and other applicable approvals and consents, including the approval of the TSX Venture Exchange (the "Exchange") and shareholder approval in such form as may be required by the Exchange, including by consent, on terms that do not have a material adverse effect on Points. These conditions may be waived or modified in certain circumstances.

The Subscription Agreement may be terminated at any time prior to the closing date of the transaction (i) by the mutual consent of Points and the Investor, (ii) by the Investor or Points, as the case may be, if the conditions in its favour set out in the Subscription Agreement have not been complied with or waived by the closing date, or (iii) by the Investor or Points, as the case may be, at any time after July 14, 2003 if the closing has not occurred on or prior to such date.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

See the disclosure statement captioned "Points International Ltd. – Transaction Involving USA Interactive" attached hereto.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICERS

For further information, please contact Stephen Yuzpe, Chief Financial Officer of Points at (416) 596-6382.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 21st day of March, 2003.

POINTS INTERNATIONAL LTD.

By: (signed) *Steve Yuzpe*
Name: Steve Yuzpe
Title: Chief Financial Officer

Source: Points International Ltd (TSX Venture Exchange: PTS)

points
INTERNATIONAL LTD

USA INTERACTIVE TO MAKE STRATEGIC INVESTMENT IN POINTS,

OPERATOR OF THE LEADING LOYALTY POINTS EXCHANGE

LOCATED AT http://www.points.com

Agreement enables USAI to acquire majority within three years

Toronto, March 21, 2003 – Points International Ltd. (TSX Venture Exchange: PTS), which operates a loyalty points exchange for consumers at www.points.com, is pleased to announce that it has entered into an agreement with USA Interactive (NASDAQ: USAI), pursuant to which USA Interactive will make a Cdn$15.1 million investment in, and potentially acquire up to 55% of, Points.

Under the terms of the agreement, Points will issue one convertible preferred share (the "Preferred Share") and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million. As at today's date and after giving pro forma effect to the issuance of the Preferred Share and the Warrants, the Preferred Share would be convertible into 18,432,427 Common Shares (19.9% of the Common Shares of Points (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase price of the Preferred Share resulting in an effective price per underlying Common Share of $0.67 and $2.7 million has been allocated to the purchase price of the Warrants. The Warrants are exercisable over three years to acquire up to 55% of the Common Shares of Points (calculated on as adjusted fully diluted basis) less the number of Common Shares issuable on conversion of the Preferred Share. As at today's date and based on Points current capitalization (after giving pro forma effect to the issuance of the Preferred Share and Warrants) the Warrants would be exercisable to acquire 72,247,700 Common Shares at an effective price per Common Share of $1.04 in year one, $1.17 in year two and $1.30 in year three. Each of the Preferred Share and the Warrants contain anti-dilution protection provisions.

The Preferred Share is redeemable by Points on March 31, 2013 for an amount (the "Redemption Amount") equal to the greater of $12.4 million plus 7% per annum and the market value of the Common Shares into which the Preferred Share then could be converted. The Preferred Share also is to be redeemed if there is a change of control of Points before the expiry of the Warrant for an amount equal to the greater of (i) 125% of the Redemption Amount and (ii) the greater of

the value at the time of the change of control of the Common Shares into which the Preferred Share then could be converted and the value on the day prior to public announcement of the change of control transaction of the Common Shares into which the Preferred Share then could be converted. Additionally, the Preferred Share entitles the holder to various rights, including to:

- receive dividends with the holders of Common Shares on an "as converted" basis,
- vote with the holders of Common Shares on an "as converted" basis (and, until exercise of the Warrants, to a maximum of 19.9% of the votes that may be cast),
- vote separately as a series with respect to certain material transactions involving Points, and
- elect two members to the board of directors of Points and to have one member sit on each committee of the board of directors.

Under an investor rights agreement to be entered into upon closing of the transaction, the investor will have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuance of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation.

The closing of the transaction is subject to customary closing conditions, including the receipt of all necessary regulatory approvals and that closing occur on or before July 14, 2003.

The board of directors of Points has approved this transaction and shareholders of Points holding more than 20% of the outstanding Common Shares have already irrevocably consented to the transaction.

"Over the past year we have made tremendous strides towards realizing our vision of developing a global marketplace to enable the seamless exchange of loyalty points, one of the world's largest currencies", said Points President Christopher Barnard. "Through our *pointsxchange*™, consumers can now trade points and miles of leading loyalty programs including AAdvantage, Delta SkyMiles and Priority Club Rewards (Six Continents Hotels). Our new partnership with USAI validates our efforts thus far, and places Points in a wonderful position to start our next stage of growth. Considering the success USAI has had in developing their numerous interactive properties, we are delighted to have USAI as a close strategic partner."

"Our management and board of directors are focused on delivering strong shareholder growth through the unique combination of our *pointsxchange* and our custom solutions business," said Points CEO Rob MacLean. "We believe this transaction will significantly enhance our prospects and should enhance shareholder value over time."

Additional information with respect to the transaction can be found in the material change report of Points that will be filed today on www.sedar.com, copies of which may also be obtained, after filing, from Points (please contact Moira Wright at 416-596-3257).

More about Points International Ltd. and Points Solutions

Points International offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ – the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count.

A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including American Airlines, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways. Points International is also developing a pointspurchase solution for Six Continents Hotels.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Based in Toronto, Points International's shares trade on the TSX Venture Exchange under the stock symbol PTS. Points.com Inc. is a wholly owned subsidiary of Points International Ltd. Please see www.points.com for more information.

About USA Interactive

USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvía in Germany. Information & Services includes Ticketmaster, Match.com, uDate (transaction pending), Citysearch, Evite, Entertainment Publications (transaction pending) and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network. Please see www.usainteractive.com for more information.

-30-

For more information, please contact:
Moira Wright
Points International Ltd.
416-596-3257
moira.wright@points.com

POINTS INTERNATIONAL LTD.
TRANSACTION INVOLVING USA INTERACTIVE

SUMMARY

Points International Ltd. ("Points") and USA Interactive (the "Investor") entered into a subscription agreement (the "Subscription Agreement") on March 21, 2003 pursuant to which Points will issue one convertible preferred share (the "Series Two Preferred Share") and common share purchase warrants (the "Warrants") for cash consideration of $12.4 million and 2.7 million, respectively.

The Series Two Preferred Share

The Series Two Preferred Share will be convertible until March 31, 2013, for no additional consideration, into that number of common shares ("Common Shares") of Points equal to 18,432,427 Common Shares (being 19.9% of the Common Shares, on an adjusted fully-diluted basis after giving pro forma effect to the issuance of the Series Two Preferred Share and the Warrants). The Series Two Preferred Share contains anti-dilution protection provisions.

If it has not been converted, the Series Two Preferred Share is redeemable by Points on March 31, 2013 for an amount equal to the greater of $12,400,000 plus 7% per annum from the date of issuance and the market value of the Common Shares into which the Series Two Preferred Share then could be converted. The Series Two Preferred Share also is to be redeemed if there is a change of control of Points before the expiry of the Warrant for an amount equal to the greater of (i) 125% of the redemption amount described above and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the change of control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the value of the consideration paid per Common Share in the transaction resulting in the change of control.

Additionally, the Series Two Preferred Share entitles the holder to various rights, including to:

- receive dividends with the holders of Common Shares on an "as converted" basis,
- vote with the holders of Common Shares on an "as converted basis" (and, until exercise of the Warrants, to a maximum of 19.9% of the votes that may be cast),
- vote separately as a series with respect to certain material transactions and certain other matters involving Points, and
- elect two members to the board of directors of PIL and to have one member sit on each committee of the board of directors.

If the Series Two Preferred Share is transferred to a person that is not an affiliate of the Investor or the holder of the Series Two Preferred Share ceases to be an affiliate of the Investor, the Series Two Preferred Share will automatically convert into a new preferred share (the "Series Three Preferred Share") which will only have the right to be automatically redeemed on March 31, 2013 or a change of control prior to the expiry of the Warrant for the redemption amount equal to, in the case of redemption on March 31, 2013, $12,400,000 plus 7% from the date of issue of the Series Two Preferred Share and, in the case of redemption on a change of control, 125% of such amount.

The Warrants

The Warrants are exercisable for three years from their date of issue (subject to extension in certain circumstances) to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the aggregate of the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and the number of Common Shares previously issued on the exercise of the Warrants. The exercise price per Common Share on the exercise of the Warrants will equal (i) in the first year, $96 million divided by the FD Number of Shares (see "The Transaction – The Warrants" below), (ii) in the second year, $108 million divided by the FD

Number of Shares, and (iii) following the second year of its term, $120 million divided by the FD Number of Shares, provided that the price per Common Share may never be less than $0.32. As at March 21, 2003 and based on Points current capitalization (after giving pro forma effect to the issuance of the Series Two Preferred Share and Warrants) the Warrants would be exercisable to acquire 72,247,700 Common Shares at an effective price per Common Share of $1.04 in year one, $1.17 in year two and $1.30 in year three. The Warrants contain anti-dilution protection provisions.

The Warrants are transferable to affiliates of the Investor and, with the prior approval of the board of directors of Points, to third parties.

Investor's Rights Agreement

In connection with the issuance of the Series Two Preferred Share and the Warrants, Points and the Investor will enter into an investor's rights agreement (the "Investor's Rights Agreement), pursuant to which the Investor will have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuance of securities of Points, matching rights for change of control transactions, approval rights over certain material transactions and certain other matters and rights to board and board committee representation.

Conditions of Closing and Termination

The completion of the transaction is subject to satisfaction of a number of conditions stipulated in the Subscription Agreement including (i) there being since the date of the Subscription Agreement no fact or condition which could (A) subject to certain exceptions, materially and adversely affect the condition, operations, results of operations, business, assets, liabilities, capital or prospects of Points and its subsidiaries, considered on a consolidated basis, (B) prevent Points or its subsidiaries from carrying on their business in the ordinary course and consistent with past practice in a manner that is materially adverse to Points or its subsidiaries, or (C) prevent or constrain Points from performing its obligations under the transaction related documents including the Warrants and Investor's Rights Agreement, (ii) the execution and delivery by Points, the Investor and CIBC Capital Partners (see "The Transaction – The CIBC Instruments" below) of an agreement pursuant to which, among other things, CIBC Capital Partners consents to the transaction and agrees to amend the CIBC Debenture (see "The Transaction – The CIBC Instruments" below) such that it will not be convertible so long as the Warrants are outstanding and will not be convertible after the Warrants cease to be outstanding if the Warrants are exercised in full, and (iii) receipt of regulatory and other applicable approvals and consents, including the approval of the TSX Venture Exchange (the "Exchange") and shareholder approval in such form as may be required by the Exchange, including by consent, on terms that do not have a material adverse effect on Points. These conditions may be waived or modified in certain circumstances.

The Subscription Agreement may be terminated at any time prior to the closing date of the transaction (i) by the mutual consent of Points and the Investor, (ii) by the Investor or Points, as the case may be, if the conditions in its favour set out in the Subscription Agreement have not been complied with or waived by the closing date, or (iii) by the Investor or Points, as the case may be, at any time after July 14, 2003 if the closing has not occurred on or prior to such date.

Share Capitalization

Schedule A hereto sets out the basic and fully-diluted share capital of Points and a table showing the pro forma effect (as at March 21, 2003) of the issuance of the Series Two Preferred Share and Warrant and the conversion and exercise thereof into Common Shares. Schedule A also sets out the basic and fully-diluted share capital of the subsidiaries of Points.

THE TRANSACTION

The Subscription Agreement

Issuance of Securities and Closing

Subject to the satisfaction or waiver of the conditions of closing (see "The Subscription Agreement – Conditions of Closing" below) prior to July 14, 2003, Points has agreed to issue to the Investor, on that date which is ten business days following satisfaction or waiver of such conditions (the "Closing Date") the Series Two Preferred Share and the Warrants for cash consideration of $12.4 million and $2.7 million, respectively.

Conditions of Closing

The obligations of the Investor to purchase the Series Two Preferred Share and the Warrants is subject to the satisfaction of, or compliance with, each of the following conditions:

(a) the board of directors of Points (the "Board of Directors") shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Points, to authorize the execution and delivery of the Subscription Agreement and the consummation of the transaction and the performance by Points of its other obligations under the Subscription Agreement, the Warrants and the Investor's Rights Agreement (the "Transaction Documents");

(b) the representations and warranties of Points set out in the Subscription Agreement (see "The Subscription Agreement – Representations and Warranties" below) shall be true and correct as of the date of the Subscription Agreement and the Closing Date, as if made on and as of such date, except where the consequence of any inaccuracy in such representations and warranties would not constitute a Material Adverse Change (as defined in (g) below) to Points and except to the extent such representations and warranties refer solely to as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by the transaction, and the Investor shall have received a certificate of an officer of Points to such effect;

(c) Points shall not have failed to perform any of its obligations under the Subscription Agreement or such failure would not constitute a Material Adverse Change to Points and the Investor shall have received a certificate of an officer of Points to such effect;

(d) the execution and delivery by Points of the Investor's Rights Agreement;

(e) receipt by the Investor of an opinion of counsel to Points, in form and substance satisfactory to the Investor, acting reasonably;

(f) the filing of articles of amendment with respect to the creation of the Series Two Preferred Share with the attributes described under the heading "Share Capital – The Series Two Preferred Share" below;

(g) there being since the date of the Subscription Agreement no fact or condition which would or could reasonably be expected to, subject to: (i) certain exceptions, materially and adversely affect the condition (financial or otherwise), operations, results of operations, business, assets, liabilities (contingent or otherwise), capital or prospects of Points and its subsidiaries, considered on a consolidated basis; (ii) prevent Points or its subsidiaries from carrying on their business in the ordinary course and consistent with past practice in a manner that is materially adverse to Points or its subsidiaries; or (iii) prevent or constrain Points from performing its obligations under the Transaction Documents (collectively, a "Material Adverse Change");

(h) there shall not be pending or threatened any suit, action or proceeding by or before any agency that constitutes a Material Adverse Change to Points;

(i) there shall be no law proposed, enacted, promulgated or applied, that might result in an order or ruling precluding completion of, or materially impair the benefits to be realized from, the transaction in accordance with the terms of the Subscription Agreement or constitute a Material Adverse Change to Points;

(j) the receipt of a written waiver by Points and the Investor, in form and substance acceptable to the Investor, from prescribed holders of stock options in Points, with respect to the acceleration of the vesting period of such stock options out of any circumstances relating to the transaction;

(k) the cash position of Points as at March 31, 2003 shall not be below a prescribed amount, and the Investor shall have received a certificate of an officer of Points to such effect and such other evidence as the Investor may reasonably request;

(l) the audit of Points in respect of the year ended December 31, 2002 shall have been completed and Points shall have delivered to the Investor a copy of the audited financial statements in respect thereof;

(m) the execution and delivery by Points and CIBC Capital Partners of the Consent Agreement (see "The CIBC Instruments – The Consent Agreement" below); and

(n) Points shall have received all, and delivered satisfactory evidence to the Investor of receipt of all, specified consents from third parties ("Consents").

The obligations of Points to issue the Series Two Preferred Share and the Warrants is subject to the satisfaction of, or compliance with, each of the following conditions:

(a) all necessary corporate action shall have been taken by the Investor to authorize the execution and delivery of the Subscription Agreement and the consummation of the transaction and the performance of each of its other obligations under the Transaction Documents to which it is a party;

(b) the accuracy of the representations and warranties of the Investor contained in the Subscription Agreement, as of the date of the Subscription Agreement and as of the Closing Date as if made on and as of such date, except to the extent any inaccuracies do not materially impair the ability of the Investor to consummate the transaction and except to the extent such representations and warranties refer solely to as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by the transaction, and Points shall have received a certificate of an officer of the Investor to such effect; and

(c) the performance in all material respects by the Investor of its obligations under the Subscription Agreement and Points shall have received a certificate of an officer of the Investor to such effect.

The obligations of Points and the Investor to complete the transaction is subject to the satisfaction of, or compliance with, each of the following conditions:

(a) no action or proceeding, temporary restraining order, injunction or other order by any agency or other person that has the legal effect of prohibiting or preventing the consummation of the transaction as contemplated by the Transaction Documents shall be pending or threatened;

(b) the approval of the Exchange to the transaction (the "Regulatory Approvals") shall have been obtained or received on terms that do not result in a Material Adverse Change to Points;

(c) no objection, protest or other form of opposition shall have been received or shall be reasonably anticipated from Investment Canada in respect of the notice to be filed by the Investor under the *Investment Canada Act* (Canada), if filed prior to closing; and

(d) filing of articles of amendment to create the Series Two Preferred Share with the terms set out under the heading "Share Capital – Series Two Preferred Share" below, obtaining the approval of the shareholders of Points as required by the Exchange in respect of the issuance of the Series Two Preferred Share and Warrants, and the filing of the requisite forms and payment of requisite fees under applicable securities laws in respect of the issuance of the Series Two Preferred Share and the Warrants and the issuance of the Common Shares on conversion of the Series Two Preferred Share or exercise of the Warrants (collectively, the "Required Actions").

Points and the Investor may waive the failure of another party to satisfy or comply with any condition its favour.

Covenants; Conduct of Business Prior to Closing

Points has agreed under the Subscription Agreement that, among other things:

(a) it shall use all commercially reasonable efforts to obtain all Consents and Regulatory Approvals and shall use its best efforts to complete all Required Actions, and shall use its best efforts to comply with any conditions thereof, which are required in connection with the completion of the transaction;

(b) it shall cooperate with the Investor in connection with the filings and actions required in respect of the Regulatory Approvals to be obtained by the Investor, including by providing requested information on a timely basis;

(c) from the date of the Subscription Agreement until the Closing Date, it shall not, without the prior written consent of the Investor, perform or make any material act or decision to enter into any contract, commitment or transaction which could have a Material Adverse Change on Points, or which could constitute a breach of the covenants, representations or warranties of Points contained in the Subscription Agreement or which could cause such covenants, representations and warranties not to be true at the time of closing or would require approval of the Investor under the Investor's Rights Agreement; and

(d) if permitted to do so by the Exchange, satisfy any requirement for shareholder approval of the transaction by furnishing to the Exchange evidence that holders of more than 50% of the Common Shares are familiar with the terms of the transaction and have delivered to Points an irrevocable consent thereto failing which Points shall:

  (i) call and hold on or about June 26, 2003 a meeting of its shareholders for the purpose of voting to approve the creation and issuance of the Series Two Preferred Share, the Warrants and the Common Shares issuable on conversion of the Series Two Preferred Share or on the exercise of the Warrants and shall use reasonable commercial efforts to obtain such shareholder approval; and

  (ii) except to the extent the Board of Directors determines in good faith, after consultation with outside counsel, that contrary action is required by the Board of Directors' fiduciary duties under applicable laws, recommend approval of the creation and issuance of the Series Two Preferred Share, the Warrants and Common Shares issuable on conversion of the Series Two Preferred Share or on the exercise of the Warrants, and include such recommendation in the proxy statement in respect of the meeting and take all lawful action to solicit such approvals.

The Investor has agreed under the Subscription Agreement (i) that it shall use all commercially reasonable efforts to obtain all Regulatory Approvals required to be obtained by it; and (ii)to cooperate with Points in connection with the filings and actions required in respect of the Regulatory Approvals and Consents to be obtained by Points, and the Required Actions to be effected by Points including by providing requested information on a timely basis.

Representations and Warranties

The Subscription Agreement contains various representations and warranties of Points with respect to Points and its subsidiaries relating to, among other things (and subject to as otherwise disclosed to the Investor): (a) their corporate organization, existence and similar corporate matters; (b) their capitalization; (c) the authorization, execution, delivery and enforceability of the Transaction Documents; (d) the (i) absence of any violation or breach of, or default under, or accrual by any third party of any rights of termination, amendment, acceleration or cancellation of or under, their constating documents, applicable laws, orders, judgements or decrees or any agreement or other obligation or instrument to which any of them is a party or any of their property is subject, or (ii) absence of (A) any payments becoming due to directors, officers or employees or acceleration of any benefits including vesting of stock options, (B) the imposition of any lien or encumbrance on their assets, or (C) any option or other right of refusal or price adjustment provision becoming exercisable by a third party; (e) the absence of a requirement for certain consents, approvals, orders or authorizations of any person relating to the transaction; (f) financial statements; (g) the documents and reports filed with securities regulatory authorities and the accuracy of the information contained therein; (h) the absence of investment or capital contribution obligations with respect to any entity; (i) absence of specified material changes or events since September 30, 2002; (j) disclosure made to the Investor; (k) compliance with and absence of defaults or violations under their constating documents, applicable laws, orders, judgements or decrees or any agreement or other obligation or instrument to which any of them is a party or any of their property is subject; (l) title to assets; (m) real property matters; (n) intellectual property matters; (o) account receivable matters; (p) absence of material agreements, judgements, injunctions, orders or decrees binding on them that have or may have the effect of prohibiting or impairing their business practices or conduct of business; (q) disclosure of material agreements; (r) matters relating to the sale of products and performance of services; (s) tax matters including the filing of tax returns and the payment of taxes; (t) environmental matters; (u) employment and employee benefit matters; (v) relationships with material customers and suppliers; (w) insurance; (x) matters relating to the creation, issuance, offer and sale of the Series Two Preferred Share, the Warrants and the underlying Common Shares; (y) absence of prior grants of registration rights for the sale of securities; and (z) shareholder approval of the transaction.

The Subscription Agreement also contains representations and warranties of the Investor relating to, among other things: (a) matters relating to the investment in the Series Two Preferred Share, the Warrants and the underlying Common Shares; (b) status as an "accredited investor" under, and other matters relevant to, applicable securities laws; (c) its corporate organization, existence and similar corporate matters; (d) the authorization, execution, delivery and enforceability of the Transaction Documents to which it is a party; (e) the absence of any violation or breach of, or default under, or accrual by any third party of any rights of termination, amendment, acceleration or cancellation of or under, its constating documents, applicable laws, orders, judgements or decrees or any agreement, arrangement or understanding to which it is a party or any of its property is subject; and (f) the absence of a requirement for certain consents, approvals, orders or authorizations of any person relating to the transaction.

Indemnification

Points has agreed, to the extent permitted by applicable laws, to indemnify the Investor and its directors and its officers, from and against all claims, asserted against or incurred by the Investor, directly or indirectly, in connection with breach of a representation or warranty contained in the Subscription Agreement by Points or any failure or omission to comply with its obligations or covenants under the Subscription Agreement, other than claims arising from the misconduct of the Investor or its representatives.

The Investor has agreed to indemnify Points, its directors and its officers from and against all claims asserted against or incurred by Points, directly or indirectly, in connection with any breach of a representation or warranty contained in the Subscription Agreement by the Investor or any failure or omission to comply with its obligations or covenants under the Subscription Agreement, other than claims arising from the misconduct of Points or its representatives.

Neither party will be obligated to indemnify the other in respect of any claims in connection with breach of a representation or warranty set out in the Subscription Agreement unless and until the aggregate amount of such indemnification obligation exceeds $250,000 in which case the indemnifying party shall have an indemnification and payment obligation for all such amounts.

Expenses

Points and the Investor have agreed that they shall each pay their own respective expenses incurred in connection with the Subscription Agreement and the completion of the transaction, including the fees and expenses of their legal and financial advisors.

Termination

The Subscription Agreement may be terminated at any time prior to the Closing Date (a) by the mutual consent of Points and the Investor, (b) by the Investor or Points if the conditions in its favour have not been complied with or waived as at the Closing Date; provided, however, that the right to terminate the Subscription Agreement on this basis is not available to any party whose failure to fulfil any obligation under the Subscription Agreement has been the cause of, or resulted in, the failure of the closing to occur on or before the Closing Date, or (c) by the Investor or Points at any time after July 14, 2003 if the closing has not occurred on or prior to such date.

Waivers and Modification

Points and the Investor may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it under the Subscription Agreement or in any document to be delivered pursuant to the Subscription Agreement and may waive or consent to the modification of any of the obligations contained in the Subscription Agreement for its benefit or waive or consent to the modification of any of the obligations of the other party.

Share Capital

The Corporation's share capital consists of an unlimited number of Common Shares (of which 54,854,876 are outstanding as at March 21, 2003), an unlimited number of Preferred Shares issuable in series (of which one share of the series designated the "Series One Preferred Share" (see "The CIBC Instruments – The Series One Preferred Share") is outstanding) and 20,000,000 Series A Preferred Shares (of which none are outstanding). The Series Two Preferred Share and Series Three Preferred Share will each be created as a series of the preferred shares, will rank in priority to the Common Shares and on par with the Series One Preferred Share as to payments on liquidation, dissolution and winding-up, and will have the rights, privileges, restrictions and conditions set out below.

Pursuant to the Subscription Agreement, the Series Two Preferred Share will be issued to the Investor on the Closing Date.

Schedule A hereto sets out the basic and fully-diluted share capital of Points and a table showing the pro forma effect (as at March 21, 2003) of the issuance of the Series Two Preferred Share and Warrants and the conversion and exercise thereof into Common Shares. Schedule A also sets out the basic and fully-diluted share capital of the subsidiaries of Points.

Series Two Preferred Share

Dividends

Points will not be entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares (see "Series Two Preferred Share – Conversion Right" below) and the dividend declared or paid per Common Share. Any such dividend will be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

Conversion Right

The holder of the Series Two Preferred Share will have the right, exercisable at any time prior to 5:00 p.m. (Toronto time) on March 31, 2013 to convert the Series Two Preferred Share, for no additional consideration, into that number of Common Shares as is equal to 18,432,427 Common Shares (being 19.9% of the Common Shares on a fully-diluted basis (excluding from the fully-diluted calculation any Common Shares issuable on conversion of the CIBC Debenture (see "The CIBC Instruments" below) and upon exercise of the Warrants) after giving pro forma effect to the issuance of the Series Two Preferred Share and the Warrants) subject to anti-dilution adjustment (the "Underlying Shares").

In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares to extinguish rights to acquire securities in Points' subsidiaries and in connection with the conversion of the CIBC Debenture, if convertible (see "The Transaction – CIBC Instruments").

Automatic Conversion

The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of the Investor, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of the Investor.

Redemption Right

Unless a notice of conversion has been delivered, Points will redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of Points. For this purpose, a "Change of Control" of Points will be deemed to have occurred if, before the expiry of the Warrants, any combination of a person (other than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of Points sufficient to elect a majority of the board of directors of Points.

In the event of redemption on March 31, 2013, the amount payable on redemption will equal the greater of (i) the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series two Preferred Share is redeemed and (ii) the market value of the Common Shares into which the Series Two Preferred Share may then be converted. In the event of redemption on a Change of Control, the amount payable on redemption will equal an amount equal to the greater of (i) 125% of the amount specified in clause (i) of the preceding sentence and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

Voting Rights

The holder of the Series Two Preferred Share will be entitled to receive notice of and attend all meetings of shareholders of the Corporation. In addition to the right to vote separately as a series and as part of a class of shares, the holder of the Series Two Preferred Share shall be entitled to vote, together with the holders of Common Shares, on all matters at all meetings of holders of Common Shares. In each case, the holder of the Series Two Preferred Share shall be entitled to cast that number of votes equal to the number of Underlying Shares (provided that until the Warrants have been exercised in whole or in part, the number of votes will not exceed 19.9% of the votes that may be cast at meetings of holders of Common Shares).

Without the approval of the holder of the Series Two Preferred Share by ordinary resolution, voting separately as a series, Points shall not and shall not, to the extent permitted by applicable law, permit its subsidiaries to: (i) create any class or series of securities of Points (including, without limitation, equity, debt or hybrid securities); (ii) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any

indebtedness for borrowed money, other than in the ordinary course of business; (iii) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities; (iv) declare or pay any dividends; or (v) amend the articles of Points.

Board Representation

So long as the Series Two Preferred Share is outstanding, unless approved of the holder of the Series Two Preferred Share voting separately as a series, (i) committees of the Board of Directors (other than any independent committee relating to the holder of the Series Two Preferred Share) will consist of no more than four directors, (ii) the Board of Directors shall include two directors elected by the holder of the Series Two Preferred Share, voting separately and as a series, (iii) every committee of the Board of Directors (other than any independent committee relating to the holder of the Series Two Preferred Share or its affiliates) shall include one of the directors elected by the holder of the Series Two Preferred Share, and (iv) the boards of directors of every subsidiary of Points shall include one of the individuals elected by the holder of the Series Two Preferred Share as a director of Points.

Liquidation Entitlement

In the event of the liquidation, dissolution or winding-up of Points or other distribution of assets of Points among its shareholders for the purpose of winding-up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of Points an amount equal to the greater of (i) subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

<u>Series Three Preferred Share</u>

Redemption Right

Points will redeem the Series Three Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of Points. For this purpose, a "Change of Control" of Points will be deemed to have occurred if, before the expiry of the Warrants, any combination of a person (other than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of Points sufficient to elect a majority of the Board of Directors.

In the event of redemption on March 31, 2013, the amount payable on redemption will equal the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series two Preferred Share is redeemed. In the event of redemption on a Change of Control, the amount payable on redemption will equal an amount equal to 125% of the amount specified in the preceding sentence.

Liquidation Entitlement

In the event of the liquidation, dissolution or winding-up of Points or other distribution of assets of Points among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holder of the Series Three Preferred Share will be entitled to receive from the assets of Points an amount equal to the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred.

The Warrants

Pursuant to the Subscription Agreement, on the Closing Date, Warrants having substantially the terms described below will be issued to the Investor.

Exercise

The Warrants will be exercisable at any time prior to 5:00 p.m. on the date of expiration (see "Term" below) to acquire that number of Common Shares, after the relevant exercise of the Warrants, as is equal to 55% of the Common Shares, calculated on a fully-diluted basis (excluding any further Common Shares that may be issued pursuant to future exercises of the Warrants and excluding any Common Shares that may be issuable pursuant to the CIBC Debenture so long as it is not convertible) less the aggregate number of Common Shares issued or issuable on conversion of the Series Two Preferred Share and previously issued on exercise of the Warrants.

The exercise price per Common Share on the exercise of the Warrants will be equal to the greater of a price per Common Share equal to $0.32 and a price per share equal to:

(a) in respect of exercises of the Warrants during the first year of the term, $96,000,000 divided by the number of Common Shares (the "FD Number of Shares"), calculated on a fully-diluted basis as of the applicable date and time of exercise of the Warrants (excluding Common Shares that may be issued pursuant to any past, present or future exercises of the Warrants and excluding any Common Shares that may be issuable pursuant to the CIBC Debenture so long as it is not convertible);

(b) in respect of exercises of the Warrants during the second year of the term, $108,000,000 divided by the FD Number of Shares, calculated as of the applicable date and time of exercise of the Warrants; and

(c) in respect of exercises of the Warrants following the second year of the term, $120,000,000 divided by the FD Number of Shares, calculated as of the applicable date and time of exercise of the Warrants.

Term

The Warrants will have a term to expiration of three years from the date of issue subject to (i) in the event that the date of expiration would occur during a period of time in which the holder is not permitted to exercise the Warrants pursuant to applicable securities laws (a "Blackout Period") or other regulatory requirements, the expiration date will be extended to be the third business day following receipt by the holder of notice from Points of the expiry of such Blackout Period, and (ii) immediate expiration in the event that the holder is not, or shall cease to be, an affiliate of the Investor without the prior approval of the Board of Directors.

Transfer

The Warrants are transferable to affiliates of the Investor and, with the prior approval of the Board of Directors, to third parties.

The Investor's Rights Agreement

Pursuant to the Subscription Agreement, on the Closing Date, Points and the Investor will enter into the Investor's Rights Agreement on substantially the terms described below.

Qualification and Registration Rights

The Investor will have the right, exercisable from and after the date of the first anniversary of the Investor's Rights Agreement, to require Points to file a prospectus, in those jurisdictions in which it is a reporting issuer (or

equivalent), to qualify or register the offering and sale by the Investor of Common Shares. In addition, the Investor will have the right to "piggyback" on prospectus offerings of securities proposed by Points or other selling shareholders.

Pre-emptive Rights

Whenever Points proposes to issue any securities, the Investor will have a pre-emptive right to purchase any or all of such securities, on the terms and at the price specified by Points, provided that if the Investor wishes to exercise such right in respect of greater than 75% of the securities to be issued, the pre-emptive right must be exercised for 100% of the securities to be issued.

The pre-emptive right will not apply to issuances of securities pursuant to (i) rights to acquire Common Shares outstanding on the date of the Investor's Rights Agreement, (ii) options issued in the ordinary course pursuant to Point's stock option plan, and (iii) the exercise of rights to acquire securities granted or issued after the date of the Investor's Rights Agreement with the consent of the Investor.

Matching Right

In the event there is an offer to effect any transaction (a "Matching Right Transaction") that could result in any person (or group of persons) other than the Investor acquiring (a) assets of Points and/or its subsidiaries that are, individually or in the aggregate, material to Points or any of its subsidiaries, or (b) 20% or more the equity of, or voting rights in respect of, Points or any of its subsidiaries, the Investor is entitled to notice of such transaction and a period of twelve (12) business days to put forward a matching offer. The Board of Directors may approve or agree to a Matching Right Transaction, after the expiration of the twelve business day period, if (i) the Board of Directors, in the proper discharge of its fiduciary duties, has considered any matching offer and determined to proceed with the Matching Right Transaction, (ii) the Investor has been provided with an additional ten business day period to put forward further matching offers, and (iii) the Board of Directors, in the proper discharge of its fiduciary duties, has considered any such matching offer and determined that that the Matching Right Transaction is more favourable to the shareholders of Points from a financial point of view than the matching offer.

Points may not become liable for a "break-free", reimbursement or other inducement to pursue a Matching Right Transaction to a person pursing a Matching Right Transaction unless and until the expiration of the response periods in favour of the Investor and provided that the Board of Directors has determined that the Matching Right Transaction is more favourable to the shareholders of Points from a financial point of view than any matching offers.

Board of Directors; Governance

Points will (i) seek shareholder approval at its next shareholder's meeting to reduce the authorized maximum size of its Board of Directors to eleven persons; (ii) limit the size of the committees of its Board of Directors (other than any independent committees relating to the Investor) to four directors; and (iii) comply with applicable laws regarding residency of members of committees of the Board of Directors.

Following conversion of the Series Two Preferred Share into Common Shares, for so long as the Investor holds the Warrants and, in the event of the exercise of the Warrants in full, until the first annual meeting of shareholders following the exercise in full of the Warrants at which the Investor may vote the Common Shares received on the exercise of the Warrants: (i) the Investor will be entitled to nominate two directors to stand for election to the Board of Directors ("Investor Directors"); (ii) to the extent that any committees of the Board of Directors are established, one Investor Director shall be entitled to participate on each such committee (other than any independent committee relating to the Investor or its affiliates); (iii) the Investor will be entitled to nominate one director to the board of directors of each subsidiary of Points; and (iv) to the extent that any committees of any board of directors of any subsidiary of Points are established, the director of such subsidiary nominated by the Investor shall be entitled to participate on each such committee (other than any independent committee relating to the Investor or any of its affiliates).

Approval Rights

Without the prior written approval of (i) the holder of the Warrants until such time as the Warrants are exercised or terminated and (ii) the Investor for the period from exercise of the Warrants in full until the first the first annual meeting of shareholders of Points thereafter at which the Investor may vote the Common Shares received upon such exercise in full of the Warrant, Points will not and will not permit any of its subsidiaries to:

(a) except in compliance with the matching right (see "Investor's Rights Agreement –Matching Right"), enter into any transaction or series of related transactions whereby all or any material assets of Points or its subsidiaries would become the property of any other person (other than Points or any of its subsidiaries);

(b) create any class or series of securities of Points (including, without limitation, equity, debt or hybrid securities) or issue any securities of Points other than pursuant to (i) rights to acquire Common Shares outstanding on the date of the Investor's Rights Agreement, (ii) pursuant to options issued in the ordinary course pursuant to Points' stock option plan and (iii) the exercise of rights to acquire securities granted or issued after the date of the Investor's Rights Agreement with the consent of the Investor;

(c) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any debt, other than in the ordinary course of business;

(d) except in compliance with the matching right (see "Investor's Rights Agreement – Making Right"), propose or effect a capital restructuring, reorganization, amalgamation, merger, arrangement, continuation, liquidation, dissolution or winding-up or any other corporate reorganization or restructuring of Points;

(e) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities; or

(f) cease to carry on in any material respect the business currently carried on by Points and its subsidiaries or engage in any business not currently carried on or undertaken by or related to the business currently carried on and undertaken by Points or its subsidiaries.

Term

The Investor's Rights Agreement will terminate upon the earliest of: (a) the written agreement of the Investor and Points; (b) with respect to the provisions of the Investor's Rights Agreement other than registration rights, the earliest of (i) 31 days following exercise of the Warrants in full, (ii) date on which the Investor or an affiliate of the Investor no longer holds the Warrants and (iii) the date on which the Warrants expire, which registration rights shall survive until March 31, 2013; and (c) the date on which any successor to the Investor under the Investor's Rights Agreement ceases to be an affiliate of the Investor.

The CIBC Instruments

The CIBC Debenture

On March 15, 2001 Points issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC Capital Partners"), an 11% $6,000,000 senior secured convertible debenture (the "CIBC Debenture"), which debenture was amended and restated as of February 8, 2002 in connection with the reorganization of Points effected on that date.

The CIBC Debenture will mature on March 15, 2004 subject to up to four one year extensions at the option of CIBC Capital Partners. Points is not entitled to pre-pay the CIBC Debenture. The $6,000,000 principal amount of the CIBC Debenture is convertible at the option of CIBC Capital Partners into 18,908,070 Common Shares and accrued

interest on any principal amount as converted ceases to be payable. The CIBC Debenture will automatically convert into Common Shares immediately preceding any one of (i) the sale of all outstanding Common Shares for a price per share of at least $1.26928, (ii) the sale of all or substantially all of the assets of Points yielding net proceeds per Common Share (after giving effect to the conversion of the CIBC Debenture) of at least $1.26928, and (iii) a public offering of Common Shares raising at least $30 million at an issue price per share of at least $1.26928 where points has a pre-offering equity value of at least $175,000,000 and the Common Shares are listed on the Toronto Stock Exchange.

The CIBC Debenture contains negative covenants in favour of CIBC such that CIBC's consent is required for, among other things, (i) the sale by Points of all or substantially all of its assets, (ii) any transaction to reorganize Points' capital structure or merge with another person, (iii) certain sales of treasury stock at a price per share of less than $0.40, (iv) the payment of dividends or distributions on share capital or the purchase or redemption of outstanding securities, (v) amendments to the articles or by-laws of Points and (vi) material changes to the business of Points.

Series One Preferred Share

As part of the reorganization of Points completed on February 8, 2002, and in connection with the termination CIBC Capital Partners' rights (other than as security under the CIBC Debenture) with respect to the equity of Points' subsidiary, Points.com Inc., Points issued to CIBC Capital Partners the Series One Preferred Share.

The Series One Preferred Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2,000,000 of the $6,000,000 principal amount of the CIBC Debenture, (ii) repayment in full of the CIBC Debenture and (iii) payment of the Dividend (as defined below) (each a "Conversion Event").

In the event of the liquidation, dissolution or winding-up of Points or other distribution of assets of Points for the purpose of winding-up its affairs prior to a Conversion Event, the holder of the Series One Preferred Share is entitled to (a) receive from the assets of Points a payment of $4,000,000 before any amounts shall be paid to the holders of any Common Shares and (b) share *pro rata* (on the basis that the Series One Preferred Share represents that number of Common Shares into which the CIBC Debenture is then convertible) with the holders of all other participating shares in further distributions from the assets of Points to an aggregate maximum of $20,000,000 in addition to the sum specified in (a).

The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to a Conversion Event, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert beneficially own greater than 50% of the Common Shares, or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to the liquidation preference described above and, for this purpose, the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000.

The Series One Preferred Share is non-voting and not entitled to dividends other than as set out above.

The Consent Agreement

On March 21, 2003, in connection with the execution of the Subscription Agreement, Points, the Investor and CIBC Capital Partners entered into a consent and amendment agreement (the "Consent Agreement").

Under the Consent Agreement, CIBC consented to the transaction to the extent required pursuant to the CIBC Debenture. In addition, Points and CIBC agreed that, effective on the closing of the transaction, the CIBC Debenture would be amended such that (i) the CIBC Debenture is repayable (without accrued interest, the

repayment of which is waived) by Points within 30 days of a change in control of Points resulting from the exercise of the Warrants and (ii) the CIBC Debenture will not be convertible so long as the Warrants are outstanding and will not be convertible after the Warrants cease to be outstanding if the CIBC Debenture is repaid within 30 days of the change of control referred to in (i).

As a result of CIBC Capital Partners' consent to the creation of the Series Two Preferred Share as voting shares, the terms of the Series One Preferred Share are required to be amended to preserve CIBC Capital Partners' rights with respect to the payment of the Dividend on an acquisition by a third party of voting control of Points. Points has agreed in the Consent Agreement that it will propose this amendment to the terms of the Series One Preferred Share at its next annual shareholders' meeting. Points has also agreed in the Consent Agreement to pay to CIBC an amount equal to the Dividend in the event that there is a change in voting control of CIBC and no Dividend is payable under the Series One Preferred Share.

Points has agreed in the Consent Agreement that, within 30 days of the exercise of the Warrants in full, it will pay all amounts owing under the CIBC Debenture and the Series One Preferred Share or the Consent Agreement, as applicable.

SCHEDULE A

POINTS INTERNATIONAL LTD.

PRO FORMA EFFECTS OF THE TRANSACTION[1]

	Common Shares
Common Shares on an Adjusted Fully-Diluted Basis[2]	74,192,831
Series Two Preferred Share	18,432,427
Common Share Purchase Warrant[3]	72,247,700
Total Number of Common Shares on an Adjusted Fully-Diluted Basis	**164,872,958**

As a result of the conversion of the Series Two Preferred Share and the exercise of the Warrants to acquire Common Shares, the holder of the Series Two Preferred Share and the Warrants would acquire 90,680,127 Common Shares (55% of the Total Common Shares on an Adjusted Fully-Diluted Basis). The aggregate proceeds to Points International Ltd. (the "Corporation") today from the issuance of the Series Two Preferred Share and the Warrants is $15,100,000 and, upon the exercise of the Warrants in full, the aggregate proceeds to the Corporation from the exercise of the Warrants will be (as of the date hereof, and assuming no changes in the capital structure of the Corporation): (a) if exercised in full in year one, approximately $74,879,998; (b) if exercised in full in year two, approximately $84,239,998; and (c) if exercised in full in year three, approximately $93,599,998.

Upon the conversion of the Series Two Preferred Share and the exercise of the Warrants described above, (a) under the terms of the Series One Preferred Share, a change of control of the Corporation will have occurred and the holder of the Series One Preferred Share would be entitled to a dividend payment of: (i) $23,596,973 if the change of control is in year one; (ii) $24,000,000 if the change of control is in year two; and (iii) $24,000,000 if the change of control is in year three, and (b) under the terms of the Corporation's 11% $6,000,000 Senior Secured Convertible Debenture, the Corporation will be entitled to repay the $6,000,000 principal amount, without any accrual of interest, in satisfaction of the Debenture.

Notes:

(1) This table gives pro forma effect, as at March 21, 2003, to the issuance of the Series Two Preferred Share and the Warrants and the conversion of the Series Two Preferred Share and the exercise of the Warrants to acquire Common Shares.

(2) Number of Common Shares issued and outstanding on a fully-diluted basis, less the number of Common Shares issuable on conversion of the 11% $6,000,000 Senior Secured Convertible Debenture (18,908,070).

(3) The Warrants are exercisable to acquire, after giving affect to the exercise of the Warrants, 55% of the Common Shares on an Adjusted Fully-Diluted Basis less the Common Shares issued or issuable on conversion of the Series Two Preferred Share.

POINTS INTERNATIONAL LTD.

Issued and Outstanding Share Capital

1) Common Shares	**54,854,876**
2) Series One Preferred Share	**1**

Fully-Diluted Common Shares

1) Common Shares (issued & outstanding)			**54,854,876**
2) Options to Acquire Common Shares			
Date of Expiry	Exercise Price	Number	
March 22, 2004	$0.20	743,750	
February 14, 2005	$0.50	1,827,000	
March 14, 2005	$0.50	226,400	
September 5, 2005	$0.69	25,000	
November 3, 2005	$1.00	250,000	
May 7, 2006	$0.56	671,250	
February 8, 2007	$0.27	983,500	
February 21, 2007	$0.25	174,000	
April 5, 2007	$0.28	6,000	
April 17, 2007	$0.38	40,000	
June 26, 2007	$0.25	155,000	
November 15, 2007	$0.25	25,000	
February 17, 2008	$0.22	306,000	
February 28, 2008	$0.28	10,000	
Total:			**5,442,900**
3) Warrants to Acquire Common Shares			
Date of Expiry	Exercise Price	Number	
August 15, 2003	$0.25	922,000	
February 8, 2004	$0.28	50,000	
October 21, 2004	$0.28	92,000	
November 30, 2004	$0.25	4,396,449	
July 18, 2005	$0.25	1,000,000	
March 15, 2006	$0.25	595,667	
Total:			**7,056,116**
4) Convertible Securities			
(a) 11% $6,000,000 Senior Secured Convertible Debenture		18,908,070	
(b) Series One Preferred Share[1]		1	
Total:			**18,908,071**
5) Points.com Inc. Options with Put Rights[2]			
Date of Expiry	Exercise Price	Number	
February 17, 2005	Fair Market Value	513,801	
March 31, 2005	Fair Market Value	4,865,707	
July 9, 2005	Fair Market Value	918,417	
August 13, 2005	Fair Market Value	306,658	
August 20, 2005	Fair Market Value	144,225	
September 1, 2005	Fair Market Value	216,337	
Excess in Grant[3]	Fair Market Value	(126,207)	
Total:			**6,838,938**
Total on a Fully-Diluted Basis			**93,100,901**

Notes:

(1) This share is convertible, in certain circumstances, into one Common Share.

(2) Certain holders of options to acquire common shares of Points.com Inc. have been granted the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for Common Shares having a fair market value equal to the fair market value of the Points.com Inc. common shares so put. The Corporation has used a ratio 2.5039 Common Shares per Points.com Inc. common share for this purpose. The Corporation has also applied to grant put rights in respect of options to acquire common shares of Points.com Inc. that do not have associated put rights. See Note (1) to the Points.com Inc. capitalization table.

(3) The put rights granted by the Corporation exceed the number of Common Shares approved for issuance by the TSX Venture Exchange by 126,207 Common Shares. The Corporation has applied to the TSX Venture Exchange to increase the number of Common Shares approved for issuance by 126,207.

POINTS.COM INC.

Issued and Outstanding Share Capital

1) Common Shares	**19,477,769**
2) Series C Preferred Shares	**5,093,910**

Note: All issued and outstanding shares held directly or indirectly by the Points International Ltd.

Fully-Diluted Common Shares

1) Common Shares (issued & outstanding)	**19,477,769**

2) Options to Acquire Common Shares – No Put Rights [(1)]

Date of Grant	Exercise Price	Number
February 17, 2005	$0.055	112,000
March 31, 2005	$0.005	407,273
March 31, 2005	$0.055	387,323
July 9, 2005	$0.005	101,818
July 9, 2005	$0.055	40,824
August 13, 2005	$0.055	47,628
August 20, 2005	$0.055	22,400
September 1, 2005	$0.055	33,600

Total: **1,152,866**

3) Options to Acquire Common Shares – With Put Rights [(2)]

Date of Expiry	Exercise Price	Number
February 17, 2005	$0.055	205,200
March 31, 2005	$0.005	947,272
March 31, 2005	$0.055	995,977
July 9, 2005	$0.005	261,818
July 9, 2005	$0.055	104,976
August 13, 2005	$0.055	122,472
August 20, 2005	$0.055	57,600
September 1, 2005	$0.055	86,400

Total: **2,781,715**

4) Warrants to Acquire Common Shares

Date of Expiry	Exercise Price	Number
March 28, 2006	US$1.960	1,055,328
March 29, 2006	US$1.960	738,730
April 2, 2006	US$1.960	316,598
October 31, 2006	US$1.960	316,597
April 1, 2007	US$1.960	6,503,380

Total: **8,930,633**

5) Convertible Securities	
Series C Preferred Shares[(3)]	**5,093,910**
Total on a Fully-Diluted Basis	**37,436,893**

Notes:

(1) The Corporation has applied to the TSX Venture Exchange for approval to grant to the holders of these options the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for Common Shares having a fair market value equal to the fair market value of the Points.com Inc. common shares so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com Inc. common share for this purpose. The number of Common Shares issuable on the exercise of these put rights would be 2,886,657.

(2) The holders of these options have been granted the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for Common Shares having a fair market value equal to the fair market value of the Points.com Inc. common shares so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com Inc. common share for this purpose. If these options are excluded from the fully-diluted calculation, Points.com Inc. would have a fully-diluted number of common shares equal to 34,655,179.

(3) These shares are convertible on a one for one basis into common shares.

POINTS INTERNATIONAL (UK) LIMITED

Issued and Outstanding Share Capital

Common Shares	**1**

Note: All issued and outstanding the shares held directly by Points International Ltd.

POINTS INTERNATIONAL (US) LTD.

Issued and Outstanding Share Capital

Common Shares	**100**

Note: All issued and outstanding the shares held directly by Points International Ltd.

EXCLAMATION INC.

Issued and Outstanding Share Capital

1) Common Shares	**10,406,749**
2) Convertible Shares	
(a) Series A Preferred Shares	**10,125,000**
(b) Series B Preferred Shares	**100**

Note: All issued and outstanding the shares held directly by Points International Ltd.

EXPONENTIAL ENTERTAINMENT INC.

Issued and Outstanding Share Capital

1) Common Shares	**442,500**
2) Convertible Securities	
(a) Series A Preferred Shares	**5,945,000**
(b) Series B Preferred Shares	**1,277,500**

Note: All issued and outstanding the shares held directly or indirectly by Points International Ltd.

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)

ITEM 1: REPORTING ISSUER

Points International Ltd.
134 Peter Street
Suite 333
Toronto, Ontario
M5V 2H2

ITEM 2: DATE OF MATERIAL CHANGE

April 11, 2003

ITEM 3: PRESS RELEASE

A press release was issued on April 11, 2003 by Points International Ltd. ("Points") in Toronto, Ontario, a copy of which is attached hereto as Schedule A.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On April 11, 2003, Points completed its previously announced issuance of one series 2 preferred share (the "Series Two Preferred Share") and common share purchase warrants (the "Warrants") to Points Investments, Inc., a subsidiary of USA Interactive.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On April 11, 2003, Points completed its previously announced issuance of one the Series Two Preferred Share and the Warrants to Points Investments, Inc., a subsidiary of USA Interactive, for cash consideration of $12.4 million and $2.7 million, respectively. Details of the issuance are set out in the Material Change Report filed on March 21, 2003 on SEDAR and with the securities commissions in Ontario, British Columbia and Alberta.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

For further information, please contact Stephen Yuzpe, Chief Financial Officer, of Points at (416) 596-6382.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 16th day of April, 2003.

POINTS INTERNATIONAL LTD.

by (signed) Stephen Yuzpe
Stephen Yuzpe
Chief Financial Officer

SCHEDULE A

For Immediate Release: April 11, 2003
Source: Points International Ltd. (TSX Venture Exchange: PTS)

points
INTERNATIONAL LTD

Points and USA Interactive close $15.1 million strategic investment

USA acquires 19.9% stake in Points, operator of the leading loyalty currency exchange located at www.points.com;

USA able to acquire majority of Points within three years

Toronto, April 11, 2003 – Points International Ltd (TSXV: PTS), operator of the leading loyalty currency exchange located at www.points.com, today announced the close of a previously announced transaction with USA Interactive (NASDAQ: USAI).

USA has made a Cdn$15.1 million investment in Points, including $12.4 million for a preferred share currently convertible into 18,432,437 million common shares of Points, representing 19.9% of the common shares (on an adjusted fully diluted basis). The $15.1 million investment also includes $2.7 million for warrants that will allow USA to purchase enough shares to increase its stake in Points to 55% (on an adjusted fully diluted basis) at any time over the next three years. As of today's date and based on Points' current capitalization, the warrants' strike price per common share ranges from $1.04 to $1.30, depending on the time of exercise. Please refer to Points' news release dated March 21, 2003 for further details.

"USA Interactive has been very successful in building a number of dynamic interactive properties, and we look forward to working with USA as a close strategic partner", said Points President Christopher Barnard. "The Points team has made strong progress in delivering our vision for a global marketplace to enable the exchange of loyalty points, one of the world's leading currencies. This strategic investment by USA enhances our vision, and puts us in a great position for growth."

"We expect 2003 to be an exciting year," noted Points CEO Rob MacLean. 'We're focused on expanding and diversifying our partner base, and building our *pointsxchange* foundation. This transaction will significantly enhance our prospects."

Points is also pleased to announce that Anne M. Busquet will join its board of directors, representing USA. As part of the transaction USA will appoint a second director to the Points board as well.

Anne Busquet is President of USA's Travel Services group, with responsibility for Expedia, Inc., Hotels.com, Interval International, TV Travel Group and the forthcoming U.S. cable travel network. Ms. Busquet's background includes 23 years in diverse executive positions at American Express.

Shareholders representing over 64% of shares outstanding consented to the transaction as part of the regulatory approval process.

Additional information with respect to the transaction can be found in the material change report of Points International Ltd. that was filed March 21, 2003 on www.sedar.com, copies of which may also be obtained from Points (contact Moira Wright at 416.596.3257).

More about Points International Ltd. and *Points Solutions*

Points offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ - the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count.

A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including those of American Airlines, Six Continents Hotels, Lufthansa, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points is currently developing a number of custom technology solutions for eBay Inc.

Based in Toronto, Points shares trade on the TSX Venture Exchange under the stock symbol PTS.

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For more information, please contact:

Moira Wright
Points International Ltd.
416-596-3257
moira.wright@points.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

RECEIVED
2004 SEP 10 P 12: 32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario),
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)

ITEM 1: *REPORTING ISSUER*

Points International Ltd. ("Points")

134 Peter Street
Suite 333
Toronto, Ontario
M5V 2H2

ITEM 2: *DATE OF MATERIAL CHANGE*

September 5, 2003 (effective August 27, 2003)

ITEM 3: *PRESS RELEASE*

A press release reporting the material change was disseminated from Toronto, Ontario by Points on September 5, 2003. A copy of the press release is attached hereto.

ITEM 4: *SUMMARY OF MATERIAL CHANGE*

On September 4, 2003 (and effective as of August 27, 2003) Points and American Airlines, Inc. ("American") signed a Commercial Alignment Agreement pursuant to which (i) Points agreed to issue to American 2,196,635 common shares, (ii) Points will acquire from American outstanding warrants to acquire 1,055,328 common shares of Points' subsidiary Points.com Inc. ("PCI") and warrant acquisition rights to acquire warrants exercisable to acquire 3,771,927 common shares of PCI (collectively, the "PCI Warrants") and (iii) American and Points will enter into a series of amendments to the commercial agreements between American, Points and PCI.

ITEM 5: *FULL DESCRIPTION OF MATERIAL CHANGE*

On September 4, 2003 (and effective as of August 27, 2003) Points and American signed a Commercial Alignment Agreement pursuant to which (i) Points agreed to issue to American 2,196,635 common shares, (ii) Points will acquire from American the PCI Warrants and (iii) American and Points will enter into a series of amendments to the commercial agreements between American, Points and PCI. In substance, the amendments to the commercial agreements extend the otherwise short term of the agreements by approximately five years, remove any right to terminate for convenience, establish a significant joint marketing fund and will enhance the stability of long term revenue for Points.

ITEM 6: *RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS*

Not applicable.

ITEM 7: *OMITTED INFORMATION*

Not applicable.

ITEM 8: SENIOR OFFICERS

For further information, please contact Stephen Yuzpe, Chief Financial Officer of Points at (416) 596-6382.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 10th day of September, 2003.

POINTS INTERNATIONAL LTD.

By: (signed) Steve Yuzpe
Name: Steve Yuzpe
Title: Chief Financial Officer

points INTERNATIONAL LTD

Points and American Airlines Expand Relationship with Comprehensive Multi-Year Agreement

Agreement offers strong growth opportunities for Points and the AAdvantage Program

Toronto, September 5, 2003 – Points International Ltd. (TSXV: PTS), operator of *pointsxchange®*, the only independent loyalty program currency exchange – at www.points.com, today announced a comprehensive agreement with American Airlines, Inc. (a wholly-owned subsidiary of AMR Corp (NYSE: AMR)), that significantly enhances and extends their commercial relationship.

"This agreement is a major achievement for Points, and a strong vote of confidence from one of the world's largest and most powerful loyalty programs," said Rob MacLean, CEO of Points. "The multi-year commitment offers exciting growth opportunities and a sustainable development program."

The agreement builds upon an existing relationship through which Points has developed a growing suite of solutions to enhance the AAdvantage program (a founding *pointsxchange®* participant) and extends a number of existing short-term agreements through December 31, 2007, including those for *pointsxchange®*, *pointspurchase™* and *pointstransfer™*. The agreement provides a stronger and more stable ongoing revenue base for both companies, based on firm, extended and deeper commitments.

In addition, Points and American Airlines will jointly commit to co-market loyalty offerings to millions of AAdvantage members over the next five years. "We are particularly excited about new opportunities to promote *pointsxchange®* within the AAdvantage program's 45 million member base – the most valuable and dynamic target market for our business," MacLean said.

"Points has played a key role in allowing us to effectively deliver new, dynamic products to meet the needs of our customers," said Ed French, President, AAdvantage Marketing Programs. "American Airlines is pleased to strengthen its commitment to doing business with Points, and we look forward to working closely with the Points team over the coming years to add further value for AAdvantage members."

Also under the agreement, Points will acquire from American Airlines its rights in warrants, issued to American Airlines in 2001 by Points' subsidiary Points.com Inc., to acquire up to 4,827,255 common shares of Points.com Inc.

In consideration of the value of this agreement to Points, American Airlines will be issued 2,196,635 common shares of Points. American Airlines has undertaken that it will not transfer 1,921,500 of the common shares; provided, however, that common shares will be released from this undertaking in approximately equal quarterly installments over a 21 month period, commencing three months from today.

The effectiveness of this transaction, including the agreement described above and the issuance of the common shares to American Airlines, is subject to receipt of all applicable regulatory approvals. In the event that all applicable regulatory approvals are not obtained within 30 days, American Airlines or Points may elect to terminate the transaction. This transaction was negotiated at arm's length and no finders fee is payable in connection with the transaction. In addition to the undertaking respecting transfer described above, the common shares of Points issuable in the transaction will be subject to a statutory four month hold period commencing on the date of issue of the common shares.

Upon the issuance of the 2,196,635 common shares to American Airlines (and after giving effect to adjustments for changes in the capitalization of Points from April 11, 2003) the outstanding Series Two

Preferred Share of Points will be convertible, for no additional consideration and subject to anti-dilution adjustment, into 19,224,910 common shares and the outstanding warrant issued on April 11, 2003 by Points to Points Investments, Inc. will be exercisable to acquire, subject to anti-dilution adjustment, up to 72,872,142 common shares. The exercise of the warrant would result in a further investment in Points of up to approximately $74.0 million prior to April 11, 2004, $82.2 million from April 11, 2004 to April 10, 2005 and $92.5 million from April 11, 2005 to April 10, 2006. In the aggregate, the Series Two Preferred Share and the warrant will continue to be convertible and exercisable to acquire up to only 55% of the common shares of Points on an adjusted fully-diluted basis.

More about Points International Ltd. and www.points.com

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

Pointsxchange® has to date attracted close to 40 partners, including industry leaders eBay (*Anything Points*), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom marketing and technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points shares trade on the TSX Venture exchange under the symbol PTS.

About American Airlines

American Airlines is the world's largest carrier. American, American Eagle and the AmericanConnection regional carriers serve nearly 275 cities in 50 countries and territories with approximately 4,300 daily flights. The combined network fleet numbers more than 1,000 aircraft. American's award- winning Web site, AA.com, provides users with easy access to check and book fares, plus personalized news, information and travel offers. American Airlines is a founding member of the **one**world Alliance.

About the AAdvantage Travel Awards Program

The American Airlines AAdvantage Travel Awards program -- the first and largest of its kind -- began in 1981 with 283,000 members and has grown to more than 45 million members worldwide. The AAdvantage program has more U.S. fliers than any other frequent traveler program, and it provides more opportunities to redeem miles than any other program. In addition to travel, members can earn miles for everything from breakfast cereal to flowers, financial services, credit card purchases and more. For additional information visit www.aa.com/aadvantage.

-30-

For more information, please contact:

Moira Wright
Points International Ltd.
416-596-3257, moira.wright@points.com

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario),
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)

ITEM 1: *REPORTING ISSUER*

Points International Ltd. ("Points")

134 Peter Street
Suite 333
Toronto, Ontario
M5V 2H2

ITEM 2: *DATE OF MATERIAL CHANGE*

March 11, 2004

ITEM 3: *PRESS RELEASE*

A press release reporting the material change was disseminated from Toronto, Ontario by Points on March 11, 2004. A copy of the press release is attached hereto.

ITEM 4: *SUMMARY OF MATERIAL CHANGE*

On March 11, 2004 Points entered into an agreement to acquire substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price is C$7.5 million to be satisfied through a combination of C$3.5 million in cash and four million common shares.

ITEM 5: *FULL DESCRIPTION OF MATERIAL CHANGE*

On March 11, 2004 Points entered into an agreement to acquire substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price is C$7.5 million to be satisfied through a combination of C$3.5 million in cash and four million common shares. The cash payment will be satisfied by C$1.9 million on the closing date with the balance payable semi-annually over two years. The four million shares will be issued into escrow on the closing date and will be released to MilePoint in four tranches over two years. Closing of the acquisition is subject to regulatory approval and customary closing conditions. In connection with the acquisition, Points International will retain as consultants MilePoint's founders, and loyalty industry veterans, Mark Lacek and Peter Brennan.

ITEM 6: *RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS*

Not applicable.

ITEM 7: *OMITTED INFORMATION*

Not applicable.

ITEM 8: SENIOR OFFICERS

For further information, please contact Stephen Yuzpe, Chief Financial Officer of Points at (416) 596-6382.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 18th day of March, 2004.

POINTS INTERNATIONAL LTD.

By: (signed) Steve Yuzpe
Name: Steve Yuzpe
Title: Chief Financial Officer

Points International Announces Agreement to Acquire Assets of MilePoint, Inc. for Cash and Shares

Combined solutions to create loyalty industry's most comprehensive product offerings

MINNEAPOLIS and TORONTO – March 11, 2004 – Points International Ltd. (TSX: PTS), the only independent loyalty exchange service and operator of The Points Exchange at www.points.com, announced today that it has entered into an agreement to acquire substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price is C$7.5 million to be satisfied through a combination of C$3.5 million in cash and four million common shares. Once the transaction closes, Points International will take another step forward in adding to its impressive partner base and the potential of both The Points Exchange and its broad portfolio of customer loyalty solutions. MilePoint's current clients include long term relationships with Northwest Airlines, Delta Air Lines, and Starwood Hotels.

In addition to The Points Exchange, Points International develops and hosts technology solutions to power the online exchange or sale of miles and points for leading loyalty programs. Similar to Points International's custom technology solutions, MilePoint's products are hosted by MilePoint and include several private label services for loyalty programs. Points International expects to realize economies of scale after integrating MilePoint's solutions into its business.

"With the acquisition of the assets of MilePoint, we are building on the tremendous successes of these two entrepreneurial organizations. Both MilePoint and Points have successfully enhanced the loyalty experience for members of the world's largest and most successful loyalty programs." said Rob MacLean, CEO of Points International. "MilePoint's strong relationships with Northwest, Delta, and Starwood Hotels, among

others, will be added to Points International's current roster of partnerships with airlines, hotel and major online entities such as American Airlines®, eBay, USAirways®, Alaska Airlines, Priority Club Rewards® and Aeroplan®. Following the acquisition, Points International will be working with an impressive group of the world's top loyalty programs and will continue to add a depth and breadth of options for both consumers and programs alike."

Mark Lacek, CEO and President of MilePoint added, "With this transaction, we will be in a position to provide the most comprehensive suite of loyalty and online promotional technologies found with any single provider."

Once the acquisition is completed and both companies' offerings are combined, MilePoint's partners will be able to participate in The Points Exchange and add their own loyalty currency to the site's growing list of more than 3,600 exchange options. Both MilePoint's and Points International's partners will also be able to seamlessly implement any of the custom loyalty solutions offered by the two companies', including *pointselite*™, a channel for consumers to purchase tiered frequent flier status online, and *pointsclub*™, an online tool for selling and renewing airline lounge and private club memberships.

With the acquisition of MilePoint's assets, Points International's current partners will be able to access additional MilePoint products. These include private label magazine subscriptions in exchange for miles and points and the M)Promo online customer acquisition and promotion tool.

Points International will also welcome new relationships with several loyalty market experts who have been instrumental in the success of MilePoint. In connection with the acquisition, Points International will retain as consultants MilePoint's founders, and loyalty industry veterans, Mark Lacek and Peter Brennan

Pursuant to the purchase agreement, Points International will pay C$3.5 million in cash and issue four million common shares in consideration for the assets of MilePoint. The cash payment will be satisfied by C$1.9 million on the closing date with the balance payable semi-annually over two years. The four million shares will be issued into escrow on the closing date and will be released to MilePoint in four tranches over two years.

Closing of the acquisition is subject to regulatory approval and customary closing conditions.

About MilePoint, Inc.

Based in Minneapolis, MilePoint gained immediate interest in the Fall of 2000 when it introduced a new way for frequent flyers to utilize their miles and points as a form of payment for the purchase of goods and services on the Internet. MilePoint continues to provide this service with a broad offering of magazines, cruises, condo and resort stays through its milepoint.com site. MilePoint is now primarily focused on providing services to the loyalty industry helping them to generate new revenues, manage customer relationships, reduce operational and award costs and add new member benefits to their respective programs.

About Points International Ltd.

Points operates The Points Exchange, the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and

many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional Points Solutions include the innovative pointspurchase™ and pointsgift solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including The Points Exchange, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

###

For more information, press only:	**For investor relations,**
	Steve Yuzpe
Jeremy Adams	CFO, Points International
Edelman Public Relations	+1 416 596 6382
+1 312 233-1226	Steve.Yuzpe@points.com
jeremy.adams@edelman.com	**For partnerships and other inquiries:**
	Christopher Barnard
	President, Points International
	+1 416 596-6381
	christopher.barnard@points.com

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

For Immediate Release: February 21, 2003
Source: Points International Ltd (TSX Venture Exchange: PTS)

points INTERNATIONAL LTD

Points International signs commercial agreement with eBay

Toronto, February 21, 2003 – Points International Ltd (TSX Venture Exchange: PTS) is pleased to announce that it has entered into a formal agreement with eBay Inc. The agreement engages Points to develop a number of custom technology solutions for eBay. The new relationship, details of which will be forthcoming in a subsequent release, also involves other Points technology solutions – including *pointscorporate* and *pointsintegrate*, among others. The contract lasts until December 2005, subject to certain exceptions.

Points and eBay will announce further information as the solutions launch, expected during the second quarter of 2003.

More about Points International Ltd and *Points Solutions*

Points International offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ - the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count. A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, powering the online sale of miles and points to members of leading loyalty programs including American Airlines, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways. A *pointspurchase* solution for Six Continents Hotels is coming soon.

Based in Toronto, Points International's shares trade on the TSX Venture Exchange under the stock symbol PTS.

- 30 -

For more information, visit www.points.com or contact:

Moira Wright
Points International Ltd
416-596-3257
moira.wright@points.com

FOR IMMEDIATE RELEASE: MARCH 18, 2003
Source: Points International Ltd (TSX Venture Exchange: PTS)

points
INTERNATIONAL LTD

Points International Welcomes New Board Member Christopher Payne

Toronto, March 18, 2003 – Points International Ltd (TSX Venture Exchange: PTS) is pleased to announce that Mr. Christopher E. M. Payne, Managing Director, CIBC Capital Partners, joined the corporation's board of directors on February 28, 2003. Mr. Payne, who has assumed management of CIBC Capital Partners' investment in Points International, was appointed to the board seat formerly occupied by Mr. John D. Orr, Managing Director, CIBC Capital Partners. Mr. Orr resigned from the board on February 28.

Points International's board of directors takes this opportunity to thank Mr. Orr for his contribution over the past two years. Mr. Orr joined the board during March 2001, in relation to a CIBC Capital Partners $6 million convertible debenture in the corporation.

More about Points International Ltd and *Points Solutions*

Points International offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ - the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count.

A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including American Airlines, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways. Points International is also developing a *pointspurchase* solution for Six Continents Hotels.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points International is currently developing a suite of custom technology solutions for eBay Inc.

Based in Toronto, Points International's shares trade on the TSX Venture Exchange under the stock symbol PTS. Points.com Inc. is a wholly owned subsidiary of Points International Ltd.

-30-

For more information, please visit us at www.points.com or contact:

Moira Wright
Points International Ltd
416-596-3257
moira.wright@points.com

Source: Points International Ltd (TSX Venture Exchange: PTS)

points
INTERNATIONAL LTD

USA INTERACTIVE TO MAKE STRATEGIC INVESTMENT IN POINTS,

OPERATOR OF THE LEADING LOYALTY POINTS EXCHANGE

LOCATED AT http://www.points.com

Agreement enables USAI to acquire majority within three years

Toronto, March 21, 2003 – Points International Ltd. (TSX Venture Exchange: PTS), which operates a loyalty points exchange for consumers at www.points.com, is pleased to announce that it has entered into an agreement with USA Interactive (NASDAQ: USAI), pursuant to which USA Interactive will make a Cdn$15.1 million investment in, and potentially acquire up to 55% of, Points.

Under the terms of the agreement, Points will issue one convertible preferred share (the "Preferred Share") and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million. As at today's date and after giving pro forma effect to the issuance of the Preferred Share and the Warrants, the Preferred Share would be convertible into 18,432,427 Common Shares (19.9% of the Common Shares of Points (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase price of the Preferred Share resulting in an effective price per underlying Common Share of $0.67 and $2.7 million has been allocated to the purchase price of the Warrants. The Warrants are exercisable over three years to acquire up to 55% of the Common Shares of Points (calculated on as adjusted fully diluted basis) less the number of Common Shares issuable on conversion of the Preferred Share. As at today's date and based on Points current capitalization (after giving pro forma effect to the issuance of the Preferred Share and Warrants) the Warrants would be exercisable to acquire 72,247,700 Common Shares at an effective price per Common Share of $1.04 in year one, $1.17 in year two and $1.30 in year three. Each of the Preferred Share and the Warrants contain anti-dilution protection provisions.

The Preferred Share is redeemable by Points on March 31, 2013 for an amount (the "Redemption Amount") equal to the greater of $12.4 million plus 7% per annum and the market value of the Common Shares into which the Preferred Share then could be converted. The Preferred Share also is to be redeemed if there is a change of control of Points before the expiry of the Warrant for an amount equal to the greater of (i) 125% of the Redemption Amount and (ii) the greater of

the value at the time of the change of control of the Common Shares into which the Preferred Share then could be converted and the value on the day prior to public announcement of the change of control transaction of the Common Shares into which the Preferred Share then could be converted. Additionally, the Preferred Share entitles the holder to various rights, including to:

- receive dividends with the holders of Common Shares on an "as converted" basis,
- vote with the holders of Common Shares on an "as converted" basis (and, until exercise of the Warrants, to a maximum of 19.9% of the votes that may be cast),
- vote separately as a series with respect to certain material transactions involving Points, and
- elect two members to the board of directors of Points and to have one member sit on each committee of the board of directors.

Under an investor rights agreement to be entered into upon closing of the transaction, the investor will have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuance of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation.

The closing of the transaction is subject to customary closing conditions, including the receipt of all necessary regulatory approvals and that closing occur on or before July 14, 2003.

The board of directors of Points has approved this transaction and shareholders of Points holding more than 20% of the outstanding Common Shares have already irrevocably consented to the transaction.

"Over the past year we have made tremendous strides towards realizing our vision of developing a global marketplace to enable the seamless exchange of loyalty points, one of the world's largest currencies", said Points President Christopher Barnard. "Through our *pointsxchange*™, consumers can now trade points and miles of leading loyalty programs including AAdvantage, Delta SkyMiles and Priority Club Rewards (Six Continents Hotels). Our new partnership with USAI validates our efforts thus far, and places Points in a wonderful position to start our next stage of growth. Considering the success USAI has had in developing their numerous interactive properties, we are delighted to have USAI as a close strategic partner."

"Our management and board of directors are focused on delivering strong shareholder growth through the unique combination of our *pointsxchange* and our custom solutions business," said Points CEO Rob MacLean. "We believe this transaction will significantly enhance our prospects and should enhance shareholder value over time."

Additional information with respect to the transaction can be found in the material change report of Points that will be filed today on www.sedar.com, copies of which may also be obtained, after filing, from Points (please contact Moira Wright at 416-596-3257).

More about Points International Ltd. and Points Solutions

Points International offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ – the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count.

A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including American Airlines, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways. Points International is also developing a pointspurchase solution for Six Continents Hotels.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Based in Toronto, Points International's shares trade on the TSX Venture Exchange under the stock symbol PTS. Points.com Inc. is a wholly owned subsidiary of Points International Ltd. Please see www.points.com for more information.

About USA Interactive

USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvía in Germany. Information & Services includes Ticketmaster, Match.com, uDate (transaction pending), Citysearch, Evite, Entertainment Publications (transaction pending) and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network. Please see www.usainteractive.com for more information.

-30-

For more information, please contact:
Moira Wright
Points International Ltd.
416-596-3257
moira.wright@points.com

For Immediate Release: April 3, 2003
Source: Points International Ltd (TSX Venture Exchange: PTS)

points INTERNATIONAL LTD

Points Launches *pointspurchase*™ Solution for Lufthansa; Welcomes Relationship with First European Player

Toronto: April 3, 2003 – Points International Ltd. (TSXV: PTS) and Deutsche Lufthansa AG (Frankfurt Stock Exchange: LHA) are pleased to announce the launch of a *pointspurchase*™ solution for Lufthansa's 'Miles & More' customer loyalty program.

With the simple and easy-to-use *pointspurchase* web interface from Points, Miles & More members who are short of sufficient miles to redeem an award like a free flight will now be able to instantly buy additional miles online.

Lufthansa is the world's leading international airline. The Miles & More program is the largest frequent flyer program in Europe, with over 7.2 million members, serving the frequent traveler members of Lufthansa, Austrian Airlines and LOT Polish Airlines.

"Points is excited to team with a market leader such as Lufthansa to make the Miles & More loyalty program even more powerful," said Rob MacLean, CEO of Points. "We're pleased to enable new program features while also delivering growth for both businesses. We are delighted that Lufthansa chose to be our launch customer in the region and look forward to the opportunity to further develop our relationship with them."

Oliver Wagner, Vice President, Miles & More, Lufthansa German Airlines added: "We are happy to be the first airline in the region offering the Miles & More members a new added value to make our frequent flyer program even more attractive. We expect to benefit from Points' experience and professionalism in providing this service."

More about Points International Ltd. and *Points Solutions*

Points International offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ - the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count.

A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including those of American Airlines, Six Continents Hotels, Lufthansa, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Based in Toronto, Points International's shares trade on the TSX Venture Exchange under the stock symbol PTS.

More about Lufthansa and Lufthansa Miles & More

Lufthansa is the world's largest and prestigious international airline. It has successfully measured up to the challenges of globalisation and liberalisation and is a highly profitable carrier and industry pacemaker. Lufthansa's subsidiaries are market leaders in their business areas. Following its full privatisation in 1997, Lufthansa has emerged as one of Germany's biggest public companies with more than 400,000 shareholders.

With 7.2 million members, Lufthansa's Miles & More is one of the most successful frequent flyer programs worldwide and the largest frequent flyer program in Europe.

- 30 -

For more information please visit www.points.com or contact:
Moira Wright
Points International Ltd.
416.596.3257
moira.wright@points.com

For Immediate Release: April 4, 2003
Source: Points International Ltd. (TSXV: PTS)

points INTERNATIONAL LTD

Points International and Six Continents[SM] Hotels Launch Suite of *Points Solutions*

Points powers online sale of Priority Club® Rewards member benefits, other enhancements

Toronto, April 4, 2003 – Points International Ltd. (TSXV: PTS) and Six Continents Hotels, Inc. (a subsidiary of Six Continents PLC – LSE: SXC) have launched a number of solutions to enhance Priority Club® Rewards, the world's first hotel loyalty program which includes such brands as InterContinental®, Crowne Plaza®, Holiday Inn®, Holiday Inn Express®, and Staybridge Suites®.

"We're proud to work with Priority Club Rewards to power a number of program enhancements," said Rob MacLean, CEO of Points. "We are also pleased to build on our relationship with this leading global hospitality group. This relationship offers exciting benefits for both Points and members of Priority Club Rewards."

Through its *pointspurchase*™ solution, Points is powering the online sale of Priority Club points. Priority Club Rewards members now have another, easier channel to use to purchase additional Priority Club points by conducting transactions online, enabling them to reach reward redemption levels faster.

Through its new *pointstransfer*™ solution, Points is also powering the online functionality of Priority Club Rewards current Points Transfer program, where members have the opportunity to request a transfer of points from their account to another member's account.

In addition, Points has launched a custom solution that allows Priority Club Rewards members to purchase Gold Elite membership online. As a Gold Elite member, Priority Club members receive such benefits as: a 10% point bonus on base points, Priority Check-In[SM], and access to the exclusive Gold Elite Phone Number

"Through our expanded relationship with Points, our members can now conduct their Point Purchase, Point Transfer, and Gold Elite Purchase transactions online, making Priority Club Rewards benefits even easier to enjoy," said Steve Sickel, Vice-President, Loyalty Marketing for Six Continents Hotels.

Priority Club Rewards is the first hotel program to participate in *pointsxchange*™, the world's first online loyalty program exchange. Through *pointsxchange*, over 11 million Priority Club Rewards members can now consolidate other loyalty program currencies into Priority Club points - helping them to earn rewards faster than ever before.

Priority Club Rewards joins a growing list of over 30 *pointsxchange* partners, including Air Canada, American Airlines, Alaska Airlines, America West Airlines, Delta Air Lines, Midwest Express Airlines, Cathay Pacific Airways, Sprint, Esso Extra, FTD.COM and GiftCertificates.com.

Enrollment in Priority Club Rewards is free. Guests enroll online at www.priorityclub.com, by calling 1-888-211-9874 or at the front desk of any InterContinental, Crowne Plaza, Holiday Inn, Holiday inn Express, or Staybridge Suites hotel.

More about Points International Ltd. and *Points Solutions*

Points International offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ – the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count.

A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including American Airlines, Six Continents Hotels, Lufthansa, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways.

Based in Toronto, Points International's shares trade on the TSX Venture Exchange under the stock symbol PTS.

More about Priority Club® Rewards

Priority Club Rewards features more sought-after features than any other hotel offering. It combines features like Points Transfer, Points Purchase and the fastest way to Elite status with program pillars of no blackout dates and no point expiration to form one powerful program that is simple and easy. Priority Club Rewards also spans more than 3,300 hotels in nearly 100 countries.

Whether traveling for business, out-of-town soccer games or family vacations, members earn their choice of points toward free hotel nights or merchandise, or earn frequent flyer miles with more than 45 domestic and international airline partners. The program offers 10 points or 2.5 miles per U.S. dollar spent on eligible charges including room rate, food and beverage, telephone, laundry and in-room movies at Crowne Plaza, Holiday Inn, Holiday Inn Express or

Staybridge Suites hotels. Members earn 2,000 points or a minimum of 500 miles per stay at InterContinental* hotels.

More about Six Continents^{SM} Hotels

Six Continents^{SM} Hotels, the hotel business of Six Continents PLC of the United Kingdom [LON:SXC, NYSE:SXC (ADRs)], owns, manages, leases or franchises more than 3,260 hotels and 514,000 guest rooms in nearly 100 countries and territories.

- 30 -

For more information, please contact:
Moira Wright
Points International Ltd.
(416) 596-3257
moira.wright@points.com

Kerry Hendry
GCI Group
(404) 870-3820
khendry@gcigroup.com <mailto:khendry@gcigroup.com>

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For Immediate Release: April 11, 2003
Source: Points International Ltd. (TSX Venture Exchange: PTS)

points
INTERNATIONAL LTD

Points and USA Interactive close $15.1 million strategic investment

USA acquires 19.9% stake in Points, operator of the leading loyalty currency exchange located at www.points.com;

USA able to acquire majority of Points within three years

Toronto, April 11, 2003 – Points International Ltd (TSXV: PTS), operator of the leading loyalty currency exchange located at www.points.com, today announced the close of a previously announced transaction with USA Interactive (NASDAQ: USAI).

USA has made a Cdn$15.1 million investment in Points, including $12.4 million for a preferred share currently convertible into 18,432,437 million common shares of Points, representing 19.9% of the common shares (on an adjusted fully diluted basis). The $15.1 million investment also includes $2.7 million for warrants that will allow USA to purchase enough shares to increase its stake in Points to 55% (on an adjusted fully diluted basis) at any time over the next three years. As of today's date and based on Points' current capitalization, the warrants' strike price per common share ranges from $1.04 to $1.30, depending on the time of exercise. Please refer to Points' news release dated March 21, 2003 for further details.

"USA Interactive has been very successful in building a number of dynamic interactive properties, and we look forward to working with USA as a close strategic partner", said Points President Christopher Barnard. "The Points team has made strong progress in delivering our vision for a global marketplace to enable the exchange of loyalty points, one of the world's leading currencies. This strategic investment by USA enhances our vision, and puts us in a great position for growth."

"We expect 2003 to be an exciting year," noted Points CEO Rob MacLean. 'We're focused on expanding and diversifying our partner base, and building our *pointsxchange* foundation. This transaction will significantly enhance our prospects."

Points is also pleased to announce that Anne M. Busquet will join its board of directors, representing USA. As part of the transaction USA will appoint a second director to the Points board as well.

Anne Busquet is President of USA's Travel Services group, with responsibility for Expedia, Inc., Hotels.com, Interval International, TV Travel Group and the forthcoming U.S. cable travel network. Ms. Busquet's background includes 23 years in diverse executive positions at American Express.

Shareholders representing over 64% of shares outstanding consented to the transaction as part of the regulatory approval process.

Additional information with respect to the transaction can be found in the material change report of Points International Ltd. that was filed March 21, 2003 on www.sedar.com, copies of which may also be obtained from Points (contact Moira Wright at 416.596.3257).

More about Points International Ltd. and *Points Solutions*

Points offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ - the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count.

A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including those of American Airlines, Six Continents Hotels, Lufthansa, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points is currently developing a number of custom technology solutions for eBay Inc.

Based in Toronto, Points shares trade on the TSX Venture Exchange under the stock symbol PTS.

-30-

For more information, please contact:

Moira Wright
Points International Ltd.
416-596-3257
moira.wright@points.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For Immediate Release: April 14, 2003
Source: Points International Ltd. (TSX Venture Exchange: PTS)

points INTERNATIONAL LTD

Points International Ltd. reports 2002 year end results;
Highlights include 135% annual revenue growth, increasing cash

Toronto, April 14, 2003 – Points International Ltd (TSXV: PTS), operator of the leading loyalty currency exchange located at www.points.com, today announced 2002 year-end results.

Highlights include:

- 135% increase in revenue for 2002 over 2001, achieved while limiting growth in general and administrative expense to 12.5%,
- growth in cash to $7.34 million at December 31, 2002, and
- the launch of a suite of *Points Solutions* to complement our unique *pointsxchange*™, the only loyalty program currency exchange.

In addition, Points made significant progress on a number of strategic and business development initiatives during 2002, culminating in recent news, including an:

- agreement with key strategic investor USA Interactive, raising $15.1 million on April 11, 2003;
- agreement to develop a number of custom technology solutions for eBay Inc.;
- April launch of our first relationship with a major European player, Deutsche Lufthansa AG, and
- April launch of a suite of *Points Solutions* for a major international hospitality partner, Six Continents Hotels.

"The Points team made great progress during 2002. We expect to deliver continued growth during 2003 as we strengthen *pointsxchange* and look forward to developing relationships with existing and new partners," said CEO Rob MacLean. "We also look forward to pursuing an accelerated pace of business development with the support of our new strategic investor, USA Interactive."

Financial highlights:

- Revenue of $2.37 million for 2002, a 135% increase over 2001 revenue of $1 million.
- A significant majority of revenues continue to be based on recurring transactions. Revenue streams associated with existing business relationships continue to deliver organic revenue growth, and management expects further progress with additional relationships.
- Points reported cash at year-end 2002 of $7.34 million, compared with $4.42 million at September 30, 2002, and $2.89 million at December 31, 2001.

- General and administration expenses were $6.94 million for 2002, up 12.5% from $6.17 million for 2001.
- Earnings before interest, taxes, depreciation and amortization (EBITDA) were negative $4.57 million for the year, an 11% improvement over the 2001 result of negative $5.16 million. Management expects to improve EBITDA further as revenues continue to grow and costs are managed prudently.
- Points reported a 30% improvement in its net loss performance for 2002, and notes that non-cash expenses accounted for $3.07 million of the 2002 net loss, including $2.41 million in amortization of assets and deferred financing costs and $660,000 in accrued interest on the 11% $6 million senior debenture issued by Points and held by CIBC Capital Partners.

Further highlights include:

- The development of an expanded suite of *Points Solutions* enhancing our original *pointsxchange* solution. *Points Solutions* now include *pointspurchase*, *pointsgift*, *pointstransfer*, *pointscorporate*, *pointsintegrate, pointsdonate* and other custom solutions. Points looks forward to further opportunities to offer cost savings and revenue enhancement to its many current and potential partners across the international loyalty industry.
- The 2002 launch of *pointscorporate* solutions for US Airways and America West and the April 2003 launch of this solution for Alaska Airlines.
- Expansion of *pointsxchange* in recent months and weeks to include partners Cathay Pacific, Six Continents Hotels, Spiegel and the JCPenney Gift Card. Management continues to be focused on adding partners to enhance the exchange options available to consumers.
- Points' expansion into international markets gained key momentum with the launch of a *pointspurchase* solution for Lufthansa. Lufthansa's Miles & More program is the largest frequent flyer program in Europe, with over 7.2 million members.

Key business development metrics:

- *pointsxchange* has attracted over 30 participants, representing over 120 million loyalty program accounts.
- Points has launched 22 custom solutions, with an additional six under contract. Management continues to pursue relationships with additional loyalty players and looks forward to adding more contracts for *Points Solutions* in the near future.
- Points has now powered the online sale, transfer and exchange of well over a billion points and miles. Points noted average quarter-over-quarter growth rates during 2002 of more than 50% for both the number of points and miles transacted through custom solutions and through *pointsxchange*.
- The number of *pointsplus* accounts grew at an average quarter-over-quarter rate of 156% during 2002, and the company looks forward to further membership growth resulting from an enhanced marketing program and a growing exchange mix.

"We're looking forward to accelerating our vision for Points," concluded MacLean. "We're expanding and diversifying our partner base, and enhancing our *pointsxchange* foundation. With a number of key developments in recent weeks, including agreements with some of the leading industry players, we expect 2003 to be an exciting year for Points."

More about Points International Ltd and *Points Solutions*

Points offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ - the world's first loyalty program currency exchange that allows consumers to exchange points from one participating loyalty program to another and thereby achieve awards faster than ever before.

A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including those of American Airlines, Six Continents Hotels, Lufthansa, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points is currently developing a number of custom technology solutions for eBay Inc.

Based in Toronto, Points' shares trade on the TSX Venture Exchange under the stock symbol PTS.

-30-

For more information, please contact:

Moira Wright
Points International Ltd.
416-596-3257
moira.wright@points.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD
EXCERPTS FROM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

POINTS INTERNATIONAL LTD.
(formerly "Exclamation International Incorporated")
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31	2002	2001
ASSETS		
CURRENT		
Cash and short term investments	$ 7,341,700	$ 2,894,380
Accounts receivable	267,632	103,180
Prepaids and sundry assets	657,367	570,899
	8,266,699	3,568,459
LONG-TERM INVESTMENTS	151,629	171,129
CAPITAL ASSETS	1,764,199	3,231,535
INTANGIBLE ASSETS	1,956,539	120,312
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
DEFERRED FINANCE CHARGES	410,954	739,717
	$ 13,140,020	$ 8,421,152

POINTS INTERNATIONAL LTD.
(formerly "Exclamation International Incorporated")
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31	2002	2001
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 1,017,956	$ 486,605
Deposits	8,946,631	2,096,865
Current portion of obligation under capital leases	407,128	736,749
	10,371,715	3,320,219
OBLIGATION UNDER CAPITAL LEASES	-	305,174
CONVERTIBLE DEBENTURE	7,182,500	6,522,500
NON-CONTROLLING INTEREST	-	134,524
	17,554,215	10,282,417
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	14,361,033	9,532,173
WARRANTS	425,588	-
DEFICIT	(19,200,816)	(11,393,438)
	(4,414,195)	(1,861,265)
	$ 13,140,020	$ 8,421,152

POINTS INTERNATIONAL LTD.
(formerly "Exclamation International Incorporated")
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31	2002	2001
REVENUES		
Points operations	$ 2,308,846	$ 686,194
Interest	59,446	207,744
Appreciation on dilution of investment	-	89,035
Consulting and other	-	22,998
	2,368,292	1,005,971
GENERAL AND ADMINISTRATION	6,941,069	6,168,483
LOSS - Before interest, amortization and other deductions	(4,572,777)	(5,162,512)
Interest on convertible debenture	660,000	522,500
Interest and bank charges	50,071	158,785
Amortization of capital assets, intangible assets and deferred financing costs	2,408,800	1,836,814
	3,118,871	2,518,099
LOSS - Before non-controlling interest and discontinued operations	(7,691,648)	(7,680,611)
NON-CONTROLLING INTEREST	-	314,978
LOSS - From continuing operations	(7,691,648)	(7,365,633)
DISCONTINUED OPERATIONS		
Loss from discontinued operations	(115,730)	(2,163,602)
Loss on disposal of discontinued operations	-	(1,012,043)
Share of loss of disposed significantly influenced investments (Note 4)	-	(658,214)
NET LOSS	(7,807,378)	(11,199,492)
DEFICIT - Beginning of year	(11,393,438)	(193,946)
DEFICIT - End of year	$ (19,200,816)	$ (11,393,438)
LOSS PER SHARE - From continuing operations	$ (0.15)	$ (0.24)
NET LOSS PER SHARE	$ (0.15)	$ (0.36)

POINTS INTERNATIONAL LTD.
(formerly "Exclamation International Incorporated")
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss from continuing operations	$ (7,691,648)	$ (7,365,632)
Items not affecting cash		
Amortization of capital assets	1,512,887	1,540,242
Amortization of deferred financing costs	328,763	246,572
Amortization of intangible assets	567,150	50,000
Non-controlling interest	-	(314,978)
Appreciation on dilution of investment	-	(89,035)
Shares issued in exchange for services	366,379	200,000
Warrants issued in exchange for services	2,775	-
Interest accrued on convertible debenture	660,000	522,500
	(4,253,694)	(5,210,331)
Changes in non-cash balances related to operations	7,130,198	2,288,111
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,876,504	(2,922,220)
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of loans receivable from significantly influenced companies	19,500	26,666
Purchase of capital assets	(45,551)	(1,325,489)
Purchase of intangible assets	(144,774)	(70,312)
Fees paid on acquisition	(139,750)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(310,575)	(1,369,135)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible debenture	-	6,000,000
Deferred financing costs	-	(986,289)
Repayment of obligations under capital leases	(634,795)	(1,700,390)
Issuance of capital stock, net of share issue costs	2,631,916	965,950
Issuance of capital stock of Points.com Inc.	-	345,413
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,997,121	4,624,684
INCREASE IN CASH FROM CONTINUING ACTIVITIES	4,563,050	333,329
CASH FLOWS USED IN DISCONTINUED OPERATIONS	(115,730)	(1,945,634)
INCREASE (DECREASE) IN CASH FROM ALL ACTIVITIES	4,447,320	(1,612,305)
CASH AND SHORT TERM INVESTMENTS - Beginning of year	2,894,380	4,506,685
CASH AND SHORT TERM INVESTMENTS - End of year	$ 7,341,700	$ 2,894,380

For immediate release: April 24, 2003
Source: Points International Ltd (TSX Venture Exchange: PTS)

points
INTERNATIONAL LTD

Spiegel Incentives joins *pointsxchange*™ – adds new retail option

Toronto, April 24, 2003 – Points International Ltd. (TSXV: PTS) welcomes Spiegel Incentives as a new member of *pointsxchange*™, the world's first online loyalty program currency exchange at www.points.com.

The addition of Spiegel Incentives, a leading catalogue retailer, provides *points plus*™ account holders with a new retail option to make the most of their miles and points.

"The Points team welcomes Spiegel Incentives to our ever growing list of *pointsxchange* participants," said Rob MacLean, CEO of Points. "Now, we can offer another great new exchange choice for the 120 million plus members of our *pointsxchange* loyalty program partners."

With Spiegel Incentives' participation in *pointsxchange*, consumers in the United States can exchange points and miles from other participating loyalty programs for Spiegel Incentives. Spiegel Incentives can be used for Spiegel catalogue or online purchases.

"Spiegel Incentives is pleased to join this esteemed group of *pointsxchange* participants," said Kelly Campione, Incentive Business Manager at Spiegel. "Members of participating loyalty programs can now use those points and miles for an exciting shopping opportunity."

Thirty-five leading loyalty programs now participate in *pointsxchange*, including those from Air Canada, American Airlines, Cathay Pacific Airways, InterContinental Hotels (formerly Six Continents Hotels), Fairmont Hotels & Resorts, Delta Air Lines, Alaska Airlines, America West Airlines, GiftCertificates.com, Imperial Oil (Esso Extra), FTD.COM and Sprint.

To access this new *pointsxchange* offering, consumers can visit **www.points.com** and click on "Spiegel Incentives".

- more -

About Spiegel Incentives

Spiegel Catalog is a renowned leader in the catalog industry and is highly praised from its quality merchandise selection. From Polo to Panasonic, Coach to Cuisinart and all the Apparel, Home Fashion & Electronics in between. Choose from over 15,000 items.

More about Points International Ltd and *Points Solutions*

Points offers innovative solutions to enhance the loyalty experience. Through a portfolio of *Points Solutions*, Points is forging rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of Points' unique loyalty program asset management system is *pointsxchange*™ - the world's first loyalty program currency exchange that allows consumers to exchange points from one participating loyalty program to another and thereby achieve awards faster than ever before.

A growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including those of American Airlines, Six Continents Hotels, Lufthansa, Air Canada, America West Airlines, Alaska Airlines, Cathay Pacific Airways and US Airways.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points is currently developing a number of custom technology solutions for eBay Inc.

Based in Toronto, Points shares trade on the TSX Venture Exchange under the stock symbol PTS.

For more information, please visit www.points.com or contact:

Moira Wright
Points International Ltd
416-596-3257
moira.wright@points.com

FOR IMMEDIATE RELEASE: May 20, 2003 @ 7:20 a.m. EST
Source: Points International Ltd. (TSX Venture Exchange: PTS)

points
INTERNATIONAL LTD

Points and eBay Form Strategic Relationship to Launch eBay's new *Anything Points* Program

eBay® joins *pointsxchange*®, and Points becomes key vendor in supplying technology and services to the new program

eBay members can now visit www.points.com to exchange points with other programs –

and use them to buy just about *anything* on eBay

Toronto, May 20, 2003 – Points International Ltd. (TSXV: **PTS**), operator of the only independent loyalty points exchange – at www.points.com – is pleased to join with eBay Inc. (Nasdaq: **EBAY**) to add the new eBay *Anything™ Points* as the latest *pointsxchange*® participant. As per an agreement originally announced on February 21, 2003, a number of *Points Solutions* have also been implemented to facilitate core aspects of this new program.

"We welcome this landmark relationship with an industry leader, and commend eBay for offering great new benefits to their users," says Rob MacLean, CEO of Points. "In addition to welcoming eBay as our latest *pointsxchange* participant, we are pleased to supply a portfolio of *Points Solutions* to enhance the eBay *Anything Points* program. Our relationship with eBay provides exciting growth opportunities for Points."

eBay's new *Anything Points* Program gives members the opportunity to take advantage of special offers, earn points and spend points to buy just about anything on eBay. Points are deposited into a member's PayPal account and can be applied as currency to purchase items on the eBay site.

Currently, eBay *Anything Points* can be earned in various ways; by program members through points exchanges with a number of *pointsxchange* partners, from special offers with participating partners, and points conversions from select partners. Working with eBay, Points will facilitate the posting of eBay *Anything Points* into individual members' PayPal accounts.

The suite of *Points Solutions* delivering features for the eBay *Anything Points* program includes:

- *pointsxchange*® – powering the exchange of *Anything Points* among select *pointsxchange* partners at www.points.com.

- *pointsintegrate* – powering integration between *Anything Points* and its "earn" partners such as Sprint, and facilitating the posting of points into individual member accounts.
- *pointscorporate*™ – powering the sale of eBay *Anything Points* to be used as corporate incentives, and for other future offerings.
- *private label conversion* – powering the conversion of points from member accounts of "exchange" partners, such as Hilton HHonors to eBay *Anything Points* accounts

Now, members of select loyalty programs can visit www.points.com to exchange other points and miles with eBay *Anything Points* and use them to buy just about *anything* on eBay – The World's Online Marketplace™.

Through *pointsxchange*, eBay users in the US and Canada now have even more ways to get what they want. Consumers who visit www.points.com now to sign up for a $19.95 *PointsPlus*™ exchange account will be on their way with a special bonus offer of 1,350 eBay *Anything Points* – worth $13.50 toward a purchase on eBay.

eBay joins other *pointsxchange* participants, including industry leaders American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), Sprint, Spiegel, JCPenney and many more.

"With the new *pointsxchange* offering, eBay users can exchange points from other companies' loyalty programs to increase their spending power on eBay. We are pleased to offer eBay users this unique and dynamic benefit," noted Todd Kurie, director of rewards and recognition for eBay Inc. "The additional services provide by Points have been both instrumental and extremely valuable in launching this exciting new program as a significant eBay initiative."

eBay *Anything Points* will also be available through corporate promotions. Through its *pointscorporate* solution, Points will power the sale of eBay *Anything Points* to corporations to be used for marketing promotions or other internal corporate incentive programs.

With this and other custom *Points Solutions*, Points earns revenue in the form of upfront development fees and monthly hosting fees, and also receives a portion of proceeds from the value of each transaction.

Additional information about the program is available at www.points.com and the eBay *Anything Points* home page at http://anythingpoints.ebay.com.

Managed hosting support for the entire portfolio of *Points Solutions* is provided by Digex, Incorporated, a leading provider of enterprise hosting services for businesses worldwide.

More about Points International Ltd. and www.points.com

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

pointsxchange® has to date attracted over 35 partners, including industry leaders eBay (*Anything Points*), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including *pointsxchange*, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX Venture Exchange under the stock symbol PTS.

About eBay

eBay is The World's Online Marketplace®. Founded in 1995, eBay created a powerful platform for the sale of goods and services by a passionate community of individuals and businesses. On any given day, there are millions of items across thousands of categories for sale on eBay. eBay enables trade on a local, national and international basis with customized sites in markets around the world.

- 30 -

For more information, visit www.points.com or contact:

Moira Wright
Points International Ltd
(416) 596-3257
moira.wright@points.com

Kevin Pursglove
eBay
(408) 376-7432
kevinp@ebay.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For Immediate Release: May 26, 2003
Source: Points International Ltd. (TSX Venture Exchange: PTS)

points INTERNATIONAL LTD

Points reports 2003 first quarter results

Highlights include 43% quarterly revenue growth, 76% EBITDA improvement, growing cash

Toronto, May 26, 2003 – Points International Ltd. (TSXV: PTS), operator of the only independent points exchange – at www.points.com – reported financial results for the three-month period ended March 31, 2003.

Financial highlights:

- Revenue of $1.3 million for the first quarter of 2003, a 43% increase over revenue of $911,940 earned during the fourth quarter of 2002, and a 336% increase over revenue of $299,351 reported for first quarter of 2002. Points notes average quarter-over-quarter revenue growth of 45% over the past four quarters.
- A significant majority of revenues are based on recurring transactions. Revenue streams associated with existing partnerships continue to deliver organic growth, and management expects further progress with additional relationships.
- General & administrative expenses were $1.51 million for Q1 2003, down 15% from $1.77 million for Q4 2002, and similar to the $1.47 million reported for Q1 2002.
- Earnings before interest, taxes, depreciation and amortization (EBITDA) were negative $202,529 for Q1 2003, a 76% improvement over the Q4 2002 result of negative $860,493, and an 83% improvement over the Q1 2002 result of negative $1,168,047. Management expects continued improvement in EBITDA as revenues grow and costs are managed prudently.
- Cash at March 31, 2003 was $10.47 million, compared with $7.34 million at December 31, 2002. Management expects to continue to generate growing amounts of cash through Points' operations in 2003, and notes that the April 2003 investment of $15.1 million by USA Interactive (see below) also increases the Corporation's cash.
- A 35% improvement in the net loss result for Q1 2003 ($1.02 million) from Q4 2002 ($1.58 million), and a 47% improvement from Q1 2002 ($1.93 million). Non-cash expenses accounted for $811,411 of the $1.02 million quarterly net loss (including $646,411 in amortization of assets and $165,000 in accrued interest on the debenture held by CIBC Capital Partners).

"The Points team is off to a great start in 2003," said Points CEO Rob MacLean. "We're reporting a healthy pace of revenue growth with expenses managed prudently. Our team is delivering key business developments at a strong pace, and we are pleased with growth prospects through 2003 and beyond.

"We look forward to ramping up *pointsxchange*® and enhancing relationships with existing and new partners," MacLean noted. "The support of our new strategic investor, USA Interactive, is a tribute to our vision for this innovative business."

Strategic investment of USA Interactive (Nasdaq: USAI):

During the first quarter of 2003, Points announced significant progress on a number of strategic initiatives, including an agreement with USA Interactive. This transaction closed on April 11, 2003 raising $15.1 million through a key strategic equity investment. USA Interactive now has a 19.9% equity stake in Points, and the right to acquire up to 55% of the equity at any time over the next three years.

The additional equity stake would result in a further investment in Points of up to approximately $74.9 million to $93.6 million, depending on the year of exercise.

eBay Inc. (Nasdaq: EBAY) joins *pointsxchange*, contracts additional portfolio of *Points Solutions*:

Points delivered strong business development results during the first quarter, including a keystone agreement with eBay Inc., announced February 21, 2003, which has resulted in eBay *Anything Points* becoming the latest *pointsxchange* participant. Now, members of select loyalty programs can exchange other points and miles for eBay *Anything Points* – and use them to buy anything on eBay. eBay *Anything Points* can also be exchanged at www.points.com for points and miles of a number of other leading *pointsxchange* participants.

The agreement with eBay also includes a number of additional *Points Solutions*, including *pointscorporate* and *pointsintegrate*. For further information, please refer to Points' news release of May 20, 2003.

Points launches new web site design

Points' simple and powerful new site design makes it even easier – and faster – for consumers to turn their points and miles into the rewards they want. The site has a new look and feel, and new exchange options such as eBay *Anything Points*, Priority Club® Rewards and JCPenney.

Other business developments during the quarter:

- an agreement with Deutsche Lufthansa AG, Points' first relationship with a major European player. (Lufthansa's Miles & More frequent flyer program is Europe's largest, with over 7.2 million members);
- a number of new *pointsxchange* partners, including InterContinental Hotels, Spiegel, JCPenney, Eddie Bauer and American Eagle Outfitters. Management continues to focus on adding partners to enhance the exchange options available to consumers.
- the launch of an additional suite of solutions for a major international hospitality partner, InterContinental Hotels.

Key business development metrics:

- *pointsxchange* has attracted over 35 participants, representing over 125 million member accounts.
- Points has now launched 23 custom solutions, with an additional 5 solutions under contract. Management continues to pursue relationships with additional loyalty players and looks forward to adding more contracts in the near future.
- Points has now powered the online exchange, transfer and sale of close to 1.5 billion points and miles. Management looks forward to growth resulting from an enhanced marketing program and exchange mix, particularly with the addition of eBay *Anything Points*.

More about Points International Ltd. and www.points.com

Points operates the only independent points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

pointsxchange® has to date attracted over 35 partners, including industry leaders eBay (*Anything Points*), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including *pointsxchange*, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX Venture Exchange under the stock symbol PTS.

-30-

For more information, please contact:

Moira Wright
Points International Ltd.
416-596-3257
moira.wright@points.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three-month period ending March 31, 2003

Points International Ltd.
unaudited interim consolidated balance sheets

as at

	March 31, 2003	December 31, 2002
assets		
CURRENT		
Cash and short-term deposits	$ 10,470,735	$ 7,341,700
Accounts receivable	501,775	267,632
Prepaid and sundry assets	830,129	657,367
	11,802,639	8,266,699
LONG-TERM INVESTMENTS	151,629	151,629
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
CAPITAL ASSETS	1,468,975	1,764,199
INTANGIBLE ASSETS	1,802,864	1,956,539
DEFERRED FINANCE CHARGES	328,764	410,954
TOTAL ASSETS	$ 16,144,871	$ 13,140,020
Liabilities		
CURRENT		
Accounts payable and accrued liabilities	$ 878,938	$ 1,017,956
Deposits	12,905,246	8,946,631
Current portion of obligation under capital leases	292,216	407,128
	14,076,400	10,371,715
LONG-TERM CONVERTIBLE DEBT	7,347,500	7,182,500
	21,423,900	17,554,215
shareholders' equity		
CAPITAL STOCK	14,549,703	14,361,033
WARRANTS	390,573	425,588
DEFICIT	(20,219,305)	(19,200,816)
	(5,279,029)	(4,414,195)
	$ 16,144,871	$ 13,140,020

Points International Ltd.

unaudited interim consolidated statements of operations and deficit

for the periods ended March 31

	Quarter Ending March 31, 2003	Quarter Ending March 31, 2002
REVENUE		
Points.com	$ 1,283,521	$ 296,570
Interest income and other revenue	20,671	2,781
TOTAL REVENUE	1,304,192	299,351
GENERAL AND ADMINISTRATION	1,506,721	1,467,398
OPERATING LOSS – before interest, amortization and other deductions	(202,529)	(1,168,047)
Other interest expenses	4,549	22,667
Interest on convertible debt	165,000	165,000
Amortization of capital assets, intangible asse and deferred financing costs	646,411	458,578
	815,960	646,245
OSS – From continuing operations	(1,018,489)	(1,814,292)
DISCONTINUED OPERATIONS		
Loss from discontinued operations	-	(115,945)
NET LOSS	(1,018,489)	(1,930,237)
DEFICIT – Beginning of period	(19,200,816)	(11,393,437)
DEFICIT – End of period	$ (20,219,305)	$ (13,323,674)
LOSS PER SHARE – From continuing operations	$ (0.02)	$ (0.04)
NET LOSS PER SHARE	$ (0.02)	$ (0.04)

Points International Ltd.

unaudited interim consolidated statements of cash flows

for the periods ended March 31

	Quarter Ending March 31, 2003	Quarter Ending March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss from continuing operations	$ (1,018,488)	$ (1,814,292)
Items not affecting cash		
Amortization – capital assets	375,171	376,388
Amortization – deferred financing costs	82,190	82,190
Amortization – acquired technology	189,050	-
Shares issued in exchange for services	-	151,379
Interest on convertible debenture	165,000	165,000
	(207,077)	(1,039,335)
Changes in non-cash balances related to operations	3,412,690	1,222,773
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	3,205,613	183,438
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of loans receivable	-	19,500
Acquisition of intangible assets	(35,374)	-
Fees paid on the acquisition of Points.com Inc.	-	(139,750)
Purchase of capital assets, net of proceeds	(79,947)	(56,963)
CASH FLOWS USED IN INVESTING ACTIVITIES	(115,321)	(177,213)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock, net of issue costs	153,655	2,769,500
Repayment of obligation under capital lease	(114,912)	(212,382)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	38,743	2,557,118
INCREASE IN CASH FROM CONTINUING OPERATIONS	3,129,035	2,563,343
CASH FLOWS USED IN DISCOUNTINUED OPERATIONS	-	(115,945)
INCREASE IN CASH FROM ALL ACTIVITIES	3,129,035	2,447,398
CASH AND SHORT-TERM INVESTMENTS – Beginning of period	7,341,700	2,894,380
CASH AND SHORT-TERM INVESTMENTS – End of period	$ 10,470,735	$ 5,341,778

POINTS INTERNATIONAL LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003

1. Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with its financial statements for the 12 month period ended December 31, 2002. They contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

2. Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2003 and December 31, 2002 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment. The discontinued operations relate to the company's previous segment of Internet business generation discontinued in 2001.

Enterprise-wide disclosures: $1,319,997 (March 31, 2002 – $247,136) of the company's revenues were generated in the U.S., with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

3. Economic dependence

For the three-month period ended March 31, 2003, approximately 65% of the company's revenues are from its two largest customers. (For the three-month period ended March 31, 2002, the two largest customers represented 54% of the company's consolidated revenues). In addition, as at March 31, 2002, 79% of the company's deposits are due to these two customers (68% as at December 31, 2002).

4. Comparative figures

Certain accounts of the fiscal 2002 comparative figures have been reclassified to conform with the current period's presentation.

5. Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002, the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended March 31, 2003, 316,000 options were issued to employees. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rates of 4.5%; dividend yields of nil; weighted-average volatility factors of the expected market price of the company's common shares of 158%; and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by $13,634 for the three months ended March 31, 2003. Basic earnings-per-share figures would not have changed. The weighted average fair value of stock options granted during the three months ended March 31, 2003 was $81,728.

6. Subsequent Events – USA Interactive Transaction

On April 11, 2003, the company closed a transaction with USA Interactive (Nasdaq: USAI) (the "USAI Transaction") pursuant to which USA Interactive (through an affiliate of USA Interactive created for this purpose), made a Cdn$15.1 million investment in the company.

Under the terms of the USAI transaction, the company issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million. The Series Two Preferred Share is convertible, for no additional consideration, into 18,432,427 common shares (19.9% of the common shares of the company (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase price of the Series Two Preferred Share resulting in an effective price per underlying common share of $0.67 and $2.7 million has been allocated to the purchase price of the Warrants. The Warrants are exercisable over three years to acquire up to 55% of the common shares of the company (calculated on an adjusted fully diluted basis) less the number of common shares issued or issuable on conversion of the Series Two Preferred Share. The number of common shares issuable on conversion of the Series Two Preferred Share and exercise of the Warrants is subject to adjustment in certain circumstances.

More comprehensive disclosure is contained in the material change report of the company dated March 21, 2003, and the company's 2002 Annual Information Form, both filed on SEDAR.

For [Immediate] Release: June 25, 2003
Source: Points International Ltd. (TSX Venture Exchange: PTS)

points INTERNATIONAL LTD

Points welcomes board members from InterActiveCorp

Toronto, June 25, 2003 – Points International Ltd. (TSXV: PTS), operator of the leading loyalty currency exchange located at www.points.com, today confirmed the nomination of two new members to be appointed to its board of directors, representing IAC, InterActiveCorp (Nasdaq: IACI), formerly known as USA Interactive.

The board appointments relate to a strategic investment of April 11, 2003, pursuant to which IAC (through an affiliate of IAC created for the purpose of investing in Points) made a Cdn$15.1 million investment in Points (for a 19.9% equity stake on an adjusted fully diluted basis), and obtained the right to acquire up to 55% of the common shares of Points (on an adjusted fully diluted basis) over the next three years.

Points is pleased to welcome Erik Blachford and Eric Korman to its board of directors.

Erik Blachford is President and Chief Executive Officer of Expedia, Inc. (NASDAQ: EXPE), the world's leading online travel service. Expedia is a majority-owned subsidiary of IAC. Mr. Blachford joined Expedia in 1995 as Senior Vice President, Marketing and Programming and led the creation of the Expedia brand. He helped transform Expedia.com from a new venture to one of the top five travel retailers in the world. In 2002, he was named President of Expedia North America. Earlier this year he was appointed CEO following the resignation of Richard Barton, the prior CEO of Expedia, who remains a member of the IAC Board of Directors. Raised in Montreal, he is a Canadian citizen.

Eric Korman serves at Vice President, Strategic Planning for IAC. Previously, Mr. Korman worked with IAC's Electronic Commerce Solutions ("ECS") division, as Vice-President, Business Development & Strategy. Prior to joining ECS in January 2001, Mr. Korman was a principal in ePartners Venture Capital and has held management positions with organizations including Digital Convergence and The Coca-Cola Company. Eric led the process that resulted in IAC's decision to invest in Points.

"On behalf of our board, we extend a warm welcome to Eric Korman and Erik Blachford, who played key roles in the decision to make the strategic investment in Points. InterActiveCorp's track record in building successful interactive properties is certainly impressive, and we're pleased to have InterActiveCorp as a close partner", said Points CEO Rob MacLean.

The board appointments replace any prior IAC designees on the board.

More about Points International Ltd. and www.points.com

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

Pointsxchange® has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase™* and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including *pointsxchange*, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

-30-

For more information, please contact:

Moira Wright
Points International Ltd.
416-596-3257
moira.wright@points.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

JOINT PRESS RELEASE

Great Pacific International Partners with Points International Ltd. by Acquiring Loyaltytravel.com Corp. Agreement Allowing GPI Card Members to Exchange/Redeem Their Forgotten Reward Points

VANCOUVER, British Columbia and TORONTO, Ontario (July 16, 2003) – Great Pacific International, Inc. (GPI, TSX Venture: GPI) a global provider of loyalty program enhancements, and Points International Ltd. (Points, TSX Venture: PTS) today announced that GPI has acquired an agreement with Points.com Inc., a wholly owned subsidiary of Points.

The agreement, which was acquired from LoyaltyTravel.com Corp., will allow GPI loyalty program members to now conveniently exchange their loyalty program points/miles with an even *wider* selection of frequent flyer and loyalty programs. Points operates *pointsxchange®*, the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

GPI now has a real time connection with www.points.com and *pointsxchange®*, which allows members to exchange and or combine their loyalty and frequent flyer program points with GPI's loyalty program points for redemption on various cruise/hotel packages, entertainment and popular merchandise.

Some of the participating *pointsxchange®* partners include - Aeroplan (Air Canada), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Asia Miles (Cathay Pacific), Mileage Plan (Alaska Airlines), Skymiles (Delta Airlines), Esso Extra Rewards, plus many more…

"Loyaltytravel.com Corp. offers a unique points redemption program," said Rob MacLean, Chief Executive Officer of Points. "We look forward to Great Pacific International's enhancement of *pointsxchange®* by continuing to provide strong exchange value for various loyalty program currencies."

"Through our Loyaltytravel.com Corp. agreement acquisition, we're pleased to continue to grow our relationship with Points to further incorporate brand loyalty and revenue for our affinity group partners," said Mike Robichaud, President and CEO of Great Pacific International, Inc. "Now, our loyalty program partner members will have more possibilities in choosing to use/combine their points with different loyalty programs, giving them access to a wider variety of products and services."

As part of the acquisition of the agreement, GPI will pay LoyaltyTravel.com Corp. $5,000 up front, and will pay an additional $110,000 at the end of each of the next three years. The agreement with Points.com Inc. will be in place until March 5, 2008 and thereafter will continue for successive one-year periods unless terminated by either party.

About Great Pacific International, Inc.
Great Pacific International (TSX Venture: GPI), a Vancouver based company, is a global provider of loyalty program enhancements in cruises, travel packages, travel/health insurance, shopping and entertainment. The enhancement programs and services offered conveniently through Great Pacific International creates and strengthens customer loyalty and revenue for our affinity and loyalty program partners.

GPI has developed partnerships with a wide variety of industries within the loyalty business and, is continuing to grow by providing innovative custom loyalty enhancements and solutions.

Now, through GPI's participation in *pointsxchange*® at www.points.com, GPI loyalty program members can exchange points with the currencies of many other participating loyalty programs.

For more information about GPI, please visit: www.greatpacificinternational.com

About Points International Ltd. and www.points.com
Points (TSX Venture: PTS) operates *pointsxchange*®, the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

pointsxchange® has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air lines (SkyMiles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines (Mileage Plan), Sprint, JCPenny and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

For more information about Points, please visit www.points.com.

For more information contact:

Thal S. Poonian
Great Pacific International, Inc.
T: 604.940.9190
F: 604.940.9167
Toll Free: 1.877.942.8765
E: tpoonian@greatpacificinternational.com

Moira Wright
Points International Ltd.
T: 416.596.3257
E: moira.wright@points.com

FOR RELEASE 7:00 a.m. EST: August 22, 2003

points INTERNATIONAL LTD

Points reports Q2 2003 results

Highlights include continued growth in cash, revenue
Expanding relationships with IAC, eBay

Toronto, August 22, 2003 – Points International Ltd. (TSXV: PTS), operator of the only independent loyalty program currency exchange – at www.points.com – reported financial results for the three-month period ended June 30, 2003.

"During Q2, the Points team delivered our most important successes to date – our new relationships with two of the world's leading online players – InterActiveCorp and eBay," said Points CEO Rob MacLean. "With close to one hundred million consumer users combined, these recognized industry leaders provide us with additional platforms to see Points continue to grow at a healthy pace through the next several quarters. While significant resources were expended in the quarter to establish these key relationships, we are excited about the opportunities they present."

"The business continues to develop as expected with growth in all of our core businesses," noted MacLean. "We continue to advance discussions and negotiations with a number of leading loyalty and online players, and we look forward to adding new partnerships and to continued strong growth for Points."

Financial highlights:

- Cash at June 30, 2003 of $24.40 million, compared with $10.47 million at March 31, 2003 and $7.34 million at December 31, 2002. Management expects to continue to generate growing amounts of cash through operations, and notes that cash was impacted during Q2 by the investment of $15.1 million by InterActiveCorp (see further information below).
- Revenue of $1.46 million ($US 1.04 million) for Q2 2003, compared with revenue of $427,534 ($US 271,278) reported for Q2 2002 and $1.30 million ($US 869,333) earned during Q1 2003. Approximately 94% of Points revenue was earned in $US during the quarter. The quarter-over quarter revenue growth rate based on a $US valuation was 280% from Q2 2002 and 20% from Q1 2003 (growth rates based on $CDN valuations were 241% and 12%, respectively). Points notes that the quarterly revenue growth rate was impacted by a higher portion of one-time development fees and short-term custom solution fees in Q1 2003.
- Revenues related directly to Points' core business – the exchange and ongoing sale and transfer of points and miles, grew at a quarter-over-quarter rate of 72% (based on $US valuations).
- General & administrative expenses were $1.71 million for Q2 2003, down 16% from the $2.04 million reported for Q2 2002 and up 13% from $1.51 million reported for Q1 2003. Higher G&A expenses for Q2 over Q1 were attributed to the launch of solutions with eBay and expansion of the Points team to handle related business growth. Given the success related to "Tier 1" large brand name loyalty program partners, such as eBay and the AAdvantage program, Points will focus additional resources to develop contracts with further Tier 1 partners through 2003.
- Earnings before interest, taxes, depreciation and amortization (EBITDA) were negative $252,887 for Q2, compared with negative $1,616,918 for Q2 2002 and negative $202,529 for Q1 2003. Non-cash expenses accounted for $1.03 million of the $1.28 million quarterly net loss (including $672,606 in amortization of assets and $355,478 in accrued interest). Points expects amortization expenses to decrease during 2004.

Key business developments during Q2 2003

Strategic investment of InterActiveCorp (Nasdaq: IACI)

- As previously reported during Q2 2003, Points dosed a transaction with InterActiveCorp (IAC). IAC acquired a 19.9% equity stake in Points (on an adjusted fully diluted basis), and the right to acquire up to 55% of the common shares of Points (on an adjusted fully diluted basis).
- On June 25, 2003, Points welcomed two new board members nominated by IAC: Erik Blachford, President and Chief Executive Officer of Expedia, Inc., and Eric Korman, Vice President, Loyalty and Consumer Initiatives, with IAC. Mr. Blachford and Mr. Korman played key roles in the decision of IAC to make the strategic investment in Points.
- Points notes that business development discussions involving a number of IAC properties are underway. Points anticipates reporting further relations with IAC and its businesses in the future.

eBay Inc. joins *pointsxchange*®, contracts portfolio of *Points Solutions*

- In the latter part of Q2, Points launched an initial suite of solutions for eBay Inc., and was pleased to add eBay *Anything Points* as the latest *pointsxchange*® participant. The agreement with eBay also includes a number of additional custom technology solutions.
- Members of a number of loyalty programs can now visit www.points.com to exchange other points and miles for eBay *Anything Points* – and use them to buy anything on eBay. eBay *Anything Points* can also be exchanged for points and miles of a number of other leading *pointsxchange* participants.
- Points notes that its business relative to eBay is developing as per expectations. In recognition of the substantial opportunity presented, Points has allocated key resources to develop its relationships with eBay. Points expects the eBay *Anything Points* program to become a leading online loyalty program, and looks forward to sharing in this growth potential.

Other developments during Q2 2003

- New *pointsxchange*® partners such as InterContinental Hotels, Spiegel, JCPenney, Eddie Bauer and American Eagle Outfitters.
- Launch of a suite of solutions for InterContinental Hotels, a leading international hospitality player.
- Launch of an initial *Points Solution* for Deutsche Lufthansa AG, marking Points' first relationship with a major European player.

Key business development metrics

- *pointsxchange* has attracted 36 participants, representing over 125 million member accounts.
- Points notes that it is in an advanced stage of negotiation with a number of major loyalty programs, including some in new categories, and looks forward to adding new *pointsxchange*® participants and custom solution contracts through 2003.
- Points has now powered the online exchange, sale and transfer of over 2 billion points and miles, with almost 1 billion during Q1 and Q2 2003. The quarter-over-quarter rate of growth in the number of points and miles transacted during Q2 2003 was close to 80%.
- *pointsxchange*® experienced strong growth in activity. During Q2, the volume of points and miles exchanged was more than six times the volume exchanged during Q1. The exchange volume during Q2 was more than the total of all previous *pointsxchange*® activity.
- In addition to strong growth in exchange activity, Points notes that points.com member enrollments grew at a quarter-over-quarter rate of 73%.
- The average size of an exchange during Q2 was about 18,300 points or miles, up from an average exchange of about 12,700 during Q1.
- Points has now launched 26 custom solutions, eight of which were launched during Q2, and also has an additional four solutions under contract, including those with eBay.

More about Points International Ltd. and www.points.com

Points operates *pointsxchange®*, the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

pointsxchange® has to date attracted close to 40 partners, including industry leaders eBay (*Anything Points*), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase™* and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including *pointsxchange®*, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points shares trade on the TSX Venture Exchange under the symbol PTS.

-30-

For more information, please contact:

Moira Wright
Points International Ltd.
416-596-3257
moira.wright@points.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Six-month period ending June 30, 2003

Points International Ltd.

unaudited interim consolidated balance sheets

as at

assets

	June 30, 2003	December 31, 2002
CURRENT		
Cash and short-term deposits	$ 24,396,879	$ 7,341,700
Accounts receivable	959,777	267,632
Prepaid and sundry assets	793,963	657,367
	26,150,619	8,266,699
LONG-TERM INVESTMENTS	151,629	151,629
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
CAPITAL ASSETS	1,127,299	1,764,199
INTANGIBLE ASSETS (Note 3)	1,670,402	1,956,539
DEFERRED FINANCE CHARGES	817,696	410,954
TOTAL ASSETS	$ 30,507,645	$ 13,140,020
liabilities		
CURRENT		
Accounts payable and accrued liabilities	$ 1,236,659	$ 1,017,956
Deposits	12,322,674	8,946,631
Current portion of obligation under capital leases	171,412	407,128
	13,730,745	10,371,715
OBLIGATION UNDER CAPITAL LEASES	-	-
LONG-TERM CONVERTIBLE DEBT	7,512,500	7,182,500
LONG-TERM CONVERTIBLE PREFERRED SHARE	12,590,478	-
	$ 33,833,723	$ 17,554,215
shareholders' equity		
CAPITAL STOCK	$ 15,371,255	$ 14,361,033
WARRANTS	2,805,308	425,588
RETAINED EARNINGS	(21,502,641)	(19,200,816)
	(3,326,078)	(4,414,195)
	$ 30,507,645	$ 13,140,020

Points International Ltd.

unaudited interim consolidated statements of operations and deficit

for the periods ended June 30

	6 Month Period Jan-June 30/2003	6 Month Period Jan-June 30/2002	3 Month Period Apr-June 30/2003	3 Month Period Apr-June 30/2002
REVENUE				
Points.com	$ 2,626,368	$ 704,542	$ 1,342,847	$ 407,972
Interest Income	135,393	22,343	114,721	19,562
TOTAL REVENUE	2,761,761	726,885	1,457,568	427,534
GENERAL AND ADMINISTRATION	3,217,177	3,511,850	1,710,455	2,044,452
OPERATING LOSS – before interest, amortization and other deductions	(455,416)	(2,784,965)	(252,887)	(1,616,918)
Other interest expenses	6,912	28,835	2,364	6,168
Interest on convertible debt	330,000	330,000	165,000	165,000
Amortization of capital assets, intangible assets and deferred financing costs	1,319,019	1,060,561	672,608	601,983
Interest on Series Two Preferred Share	190,478	-	190,478	-
	1,846,409	1,419,396	1,030,450	773,151
LOSS – From continuing operations	(2,301,825)	(4,204,361)	(1,283,337)	(2,390,069)
DISCONTINUED OPERATIONS				
Loss from discontinued operations	-	(115,945)	-	-
Share of loss of disposed significantly influenced investments	-	-	-	-
NET LOSS	(2,301,825)	(4,320,306)	(1,283,337)	(2,390,069)
DEFICIT – Beginning of period	(19,200,816)	(11,393,437)	(20,219,304)	(13,323,674)
DEFICIT – End of period	$ (21,502,641)	$ (15,713,743)	$ (21,502,641)	$ (15,713,743)
LOSS PER SHARE FROM CONTINUING OPERATIONS	$ (0.04)	$ (0.08)	$ (0.02)	$ (0.05)
NET LOSS PER SHARE	$ (0.04)	$ (0.08)	$ (0.02)	$ (0.05)

Points International Ltd.
unaudited interim consolidated statements of cash flows

for the periods ended June 30

	6 Month Period Jan-June 30/2003	6 Month Period Jan-June 30/2002	3 Month Period Apr-June 30/2003	3 Month Period Apr-June 30/2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss from continuing operations	$ (2,301,825)	$ (4,204,361)	$ (1,283,337)	$ (2,390,069)
Items not affecting cash				
Amortization – capital assets	758,611	738,742	383,440	362,354
Amortization – deferred financing costs	182,306	164,380	100,116	82,190
Amortization – acquired technology	378,100	157,439	189,050	157,439
Shares issued in exchange for services	-	151,379	-	-
Interest on Convertible Debenture	330,000	330,000	165,000	165,000
Interest on Series Two Preferred Shares	190,478	-	190,478	-
	(462,330)	(2,662,421)	(255,253)	(1,623,086)
Changes in non-cash balances related to operations	(2,766,004)	2,759,416	(646,686)	1,536,643
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,303,674)	96,995	(901,939)	(86,443)
CASH FLOWS FROM INVESTING ACTIVITIES				
Repayment of loans receivable from significantly influenced investments	-	19,500	-	-
Acquisition of intangible assets	(91,962)	(3,510)	(56,588)	(3,510)
Purchase of capital assets, net of proceeds	(121,711)	(59,564)	(41,764)	(2,601)
Fees paid on the acquisition of Points.com Inc.	-	(139,750)	-	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(213,673)	(183,324)	(98,352)	(6,111)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of issue costs	817,942	2,646,094	664,287	(123,406)
Repayment of obligations under capital lease	(235,716)	(352,813)	(120,804)	(140,431)
Issuance of warrants	2,700,000	-	2,700,000	-
Issuance of Series Two Preferred Share	12,400,000	-	12,400,000	-
Costs associated with the issuance of warrants and the Series Two Preferred Share	(717,048)	-	(717,048)	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	14,965,178	2,293,281	14,926,435	(263,837)
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	17,055,179	2,206,952	13,926,144	(356,391)
CASH FLOWS USED IN DISCOUNTINUED OPERATIONS	-	(115,945)	-	-
INCREASE IN CASH FROM ALL ACTIVITIES	17,055,179	2,091,007	13,926,144	(356,391)
CASH AND SHORT-TERM INVESTMENTS – Beginning of period	7,341,700	2,894,380	10,470,735	5,341,778
CASH AND SHORT-TERM INVESTMENTS - End of period	$ 24,396,879	$ 4,985,387	$ 24,396,879	$ 4,985,387

1. *Accounting policies*

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with its financial statements for the 12-month period ended December 31, 2002. They contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

2. *Segmented information*

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at June 30, 2003 and December 31, 2002 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment. The discontinued operations relate to the company's previous segment of Internet business generation discontinued in 2001.

Enterprise-wide disclosures: $2,598,340 (June 30, 2002 - $635,606) of the company's revenues were generated in the U.S. for the six month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

3. *Economic dependence*

For the six-month period ended June 30, 2003, approximately 63% of the company's revenues are from its two largest customers (86% at June 30, 2002). In addition, as at June 30, 2003, 64% of the company's deposits are due to these customers (68% as at December 31, 2002).

4. *Comparative figures*

Certain accounts of the fiscal 2002 comparative figures have been reclassified to conform with the current period's presentation.

5. *Stock-based compensation*

Effective January 1, 2002 the Company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the Company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended June 30, 2003, 35,500 options were issued to employees. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rates of 5%; dividend yields of nil; weighted-average volatility factors of the expected market price of the Company's common shares of 187%; and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by $16,000 for the six months ended June 30, 2003. Basic earnings-per-share figures would not have changed. The weighted average fair value of stock options granted during the three months ended June 30, 2003 was $30,000.

6. *InterActiveCorp transaction*

On April 11, 2003, the company closed a transaction with InterActiveCorp (Nasdaq: IACI, formerly USA Interactive) (the "IAC Transaction") pursuant to which IAC (through an affiliate of IAC created for this purpose), made a Cdn$15.1 million investment in the company. Under the terms of the IAC Transaction, the company issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million.

As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 18,444,242 common shares (19.9% of the common shares of the company (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase of the Series Two Preferred Share. The company is required to redeem the Series Two Preferred Share on March 31, 2013 (if the share has not been previously converted) at an amount equal to the greater of $12,400,000 plus 7% per annum and the market value of the common shares into which the preferred share could then be converted. The Warrants are exercisable over three years to acquire up to 55% of the common shares of the company (calculated on a adjusted fully diluted basis) less the number of common shares issued or issuable on conversation of the Series Two Preferred Share. The number of common shares issuable on conversion of the Series Two Preferred Share and exercise of the Warrants is subject to adjustment in certain circumstances. For accounting purposes, the Series Two Preferred Share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement.

More comprehensive disclosure is contained in the material change report of the company dated March 21, 2003, and the company's 2002 Annual Information Form, both filed on SEDAR.

FOR IMMEDIATE RELEASE: August 26, 2003

points
INTERNATIONAL LTD

Points and eBay execute additional commercial agreement to enhance eBay's *Anything Points* program

Points expands key vendor role in supplying technology and services to eBay's new *Anything Points* program

Toronto, August 26, 2003 – Points International Ltd. (TSXV: PTS), operator of *pointsxchange*®, the only independent loyalty program currency exchange – at www.points.com – is pleased to announce that it has entered into another multi year, formal agreement with eBay Inc. The agreement engages Points to develop an additional custom technology application for expansion of eBay's *Anything Points* program. Similar to other agreements, the new commercial application is material in nature as the solution is expected to enhance Points' ongoing revenue streams beginning in the fourth quarter of 2003.

The new contract, details of which will be forthcoming in a subsequent release, builds upon an existing relationship between Points and eBay. During May 2003, eBay's *Anything Points* program became the latest *pointsxchange*® participant, and Points implemented a number of *Points Solutions* to power core elements of the program.

Points and eBay will announce further information as the application launches, expected during the fourth quarter of 2003.

More about Points International Ltd. and www.points.com

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

Pointsxchange® has to date attracted close to 40 partners, including industry leaders eBay (*Anything Points*), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including *pointsxchange*®, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points shares trade on the TSX Venture Exchange under the symbol PTS.

- 30 -

For more information, visit www.points.com or contact:

Moira Wright
Points International Ltd.
416-596-3257
moira.wright@points.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

points
INTERNATIONAL LTD

Points and American Airlines Expand Relationship with Comprehensive Multi-Year Agreement

Agreement offers strong growth opportunities for Points and the AAdvantage Program

Toronto, September 5, 2003 – Points International Ltd. (TSXV: PTS), operator of *pointsxchange*®, the only independent loyalty program currency exchange – at www.points.com, today announced a comprehensive agreement with American Airlines, Inc. (a wholly-owned subsidiary of AMR Corp (NYSE: AMR)), that significantly enhances and extends their commercial relationship.

"This agreement is a major achievement for Points, and a strong vote of confidence from one of the world's largest and most powerful loyalty programs," said Rob MacLean, CEO of Points. "The multi-year commitment offers exciting growth opportunities and a sustainable development program."

The agreement builds upon an existing relationship through which Points has developed a growing suite of solutions to enhance the AAdvantage program (a founding *pointsxchange*® participant) and extends a number of existing short-term agreements through December 31, 2007, including those for *pointsxchange*®, *pointspurchase*™ and *pointstransfer*™. The agreement provides a stronger and more stable ongoing revenue base for both companies, based on firm, extended and deeper commitments.

In addition, Points and American Airlines will jointly commit to co-market loyalty offerings to millions of AAdvantage members over the next five years. "We are particularly excited about new opportunities to promote *pointsxchange*® within the AAdvantage program's 45 million member base – the most valuable and dynamic target market for our business," MacLean said.

"Points has played a key role in allowing us to effectively deliver new, dynamic products to meet the needs of our customers," said Ed French, President, AAdvantage Marketing Programs. "American Airlines is pleased to strengthen its commitment to doing business with Points, and we look forward to working closely with the Points team over the coming years to add further value for AAdvantage members."

Also under the agreement, Points will acquire from American Airlines its rights in warrants, issued to American Airlines in 2001 by Points' subsidiary Points.com Inc., to acquire up to 4,827,255 common shares of Points.com Inc.

In consideration of the value of this agreement to Points, American Airlines will be issued 2,196,635 common shares of Points. American Airlines has undertaken that it will not transfer 1,921,500 of the common shares; provided, however, that common shares will be released from this undertaking in approximately equal quarterly installments over a 21 month period, commencing three months from today.

The effectiveness of this transaction, including the agreement described above and the issuance of the common shares to American Airlines, is subject to receipt of all applicable regulatory approvals. In the event that all applicable regulatory approvals are not obtained within 30 days, American Airlines or Points may elect to terminate the transaction. This transaction was negotiated at arm's length and no finders fee is payable in connection with the transaction. In addition to the undertaking respecting transfer described above, the common shares of Points issuable in the transaction will be subject to a statutory four month hold period commencing on the date of issue of the common shares.

Upon the issuance of the 2,196,635 common shares to American Airlines (and after giving effect to adjustments for changes in the capitalization of Points from April 11, 2003) the outstanding Series Two

Preferred Share of Points will be convertible, for no additional consideration and subject to anti-dilution adjustment, into 19,224,910 common shares and the outstanding warrant issued on April 11, 2003 by Points to Points Investments, Inc. will be exercisable to acquire, subject to anti-dilution adjustment, up to 72,872,142 common shares. The exercise of the warrant would result in a further investment in Points of up to approximately $74.0 million prior to April 11, 2004, $82.2 million from April 11, 2004 to April 10, 2005 and $92.5 million from April 11, 2005 to April 10, 2006. In the aggregate, the Series Two Preferred Share and the warrant will continue to be convertible and exercisable to acquire up to only 55% of the common shares of Points on an adjusted fully-diluted basis.

More about Points International Ltd. and www.points.com

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

Pointsxchange® has to date attracted close to 40 partners, including industry leaders eBay (*Anything Points*), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom marketing and technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points shares trade on the TSX Venture exchange under the symbol PTS.

About American Airlines

American Airlines is the world's largest carrier. American, American Eagle and the AmericanConnection regional carriers serve nearly 275 cities in 50 countries and territories with approximately 4,300 daily flights. The combined network fleet numbers more than 1,000 aircraft. American's award- winning Web site, AA.com, provides users with easy access to check and book fares, plus personalized news, information and travel offers. American Airlines is a founding member of the **one**world Alliance.

About the AAdvantage Travel Awards Program

The American Airlines AAdvantage Travel Awards program -- the first and largest of its kind -- began in 1981 with 283,000 members and has grown to more than 45 million members worldwide. The AAdvantage program has more U.S. fliers than any other frequent traveler program, and it provides more opportunities to redeem miles than any other program. In addition to travel, members can earn miles for everything from breakfast cereal to flowers, financial services, credit card purchases and more. For additional information visit www.aa.com/aadvantage.

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For more information, please contact:

Moira Wright
Points International Ltd.
416-596-3257, moira.wright@points.com

points
INTERNATIONAL LTD

Multi-Year Agreement Finalized with American Airlines

Agreement offers strong growth opportunities for Points and the AAdvantage Program

Toronto, September 26, 2003 – Points International Ltd. (TSXV: PTS), operator of *pointsxchange*®, the only independent loyalty program currency exchange – at www.points.com, today announced that all regulatory approvals have been received for a comprehensive agreement with American Airlines, Inc. (a wholly-owned subsidiary of AMR Corp (NYSE: AMR)). Points and American Airlines have now entered into the agreement, which was originally described in a news release of September 5, 2003.

"Our relationship with American Airlines is a cornerstone of our business, and this new multi-year commitment offers significant growth potential," said Rob MacLean, CEO of Points. "The AAdvantage program is one of the world's largest and most powerful loyalty programs, and we're pleased to play a bigger role in this continued success."

With firm, extended and deeper commitments, the agreement strengthens the revenue base for both companies. The existing relationship between Points and American Airlines includes the AAdvantage program's involvement as a founding participant in *pointsxchange*®. Subsequently, Points has developed a suite of marketing solutions to enhance the AAdvantage program. The agreement extends a number of existing short-term agreements through December 31, 2007, including those for *pointsxchange*®, *pointspurchase*™ and *pointstransfer*™.

Points and American Airlines also look forward to the launch of a joint campaign to co-market loyalty offerings to millions AAdvantage members. "The AAdvantage program's 45 million member base is the most valuable and dynamic target market for *pointsxchange*®, and we expect exciting results from a significant multi-year marketing campaign," MacLean said.

"Points has played a key role in allowing us to effectively deliver new, dynamic products to meet the needs of our customers," said Ed French, President, AAdvantage Marketing Programs. "American Airlines is pleased to strengthen its commitment to doing business with Points, and we look forward to working closely with the Points team over the coming years to add further value for AAdvantage members."

Under the agreement, Points acquired from American Airlines its rights in warrants (issued to American Airlines in 2001 by Points' subsidiary Points.com Inc.) and issued to American Airlines common shares of Points. More detail is available in the news release of September 5, 2003.

More about Points International Ltd. and www.points.com

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

Pointsxchange® has to date attracted close to 40 partners, including industry leaders eBay (*Anything Points*), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom marketing and technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points shares trade on the TSX Venture exchange under the symbol PTS.

About American Airlines

American Airlines is the world's largest carrier. American, American Eagle and the AmericanConnection regional carriers serve nearly 275 cities in 50 countries and territories with approximately 4,300 daily flights. The combined network fleet numbers more than 1,000 aircraft. American's award- winning Web site, AA.com, provides users with easy access to check and book fares, plus personalized news, information and travel offers. American Airlines is a founding member of the **one**world Alliance.

About the AAdvantage Travel Awards Program

The American Airlines AAdvantage Travel Awards program -- the first and largest of its kind -- began in 1981 with 283,000 members and has grown to more than 45 million members worldwide. The AAdvantage program has more U.S. fliers than any other frequent traveler program, and it provides more opportunities to redeem miles than any other program. In addition to travel, members can earn miles for everything from breakfast cereal to flowers, financial services, credit card purchases and more. For additional information visit www.aa.com/aadvantage.

-30-

For more information, please contact:

Moira Wright
Points International Ltd.
416-596-3257, moira.wright@points.com

FOR RELEASE: 7:00am November 19, 2003

points
INTERNATIONAL LTD

Points International and Vesdia Corp. Sign Exclusive Multi-year Agreement

New Relationship Between Loyalty Industry Leaders Allows Individual Investors to Convert Airline and other Loyalty Program Points into College and Retirement Savings

Toronto, November 19, 2003 – Points International Ltd. (TSXV: PTS), operator of *the Points Exchange,* the only independent loyalty program currency exchange – at www.points.com – is pleased to announce that it has entered into a multi-year, formal agreement with Vesdia Corporation, a global leader in the field of microinvesting technology. Vesdia's two proprietary programs BabyMint and NestEggz join the list of leading loyalty programs now participating in *the Points Exchange*, including American Airlines, eBay (Anything Points) Air Canada, Cathay Pacific Airways, Six Continents Hotels, Delta Air Lines, Alaska Airlines, America West Airlines, Imperial Oil (Esso Extra), FTD.COM and GiftCertificates.com.

Through this new partnership, in addition to receiving rebates earned through everyday purchases, participants in Vesdia's programs will now have the ability to utilize the Points Exchange to redeem miles and points from a variety of reward programs into their BabyMint (college) and NestEggz (retirement) savings plans, which are ultimately transferred into the bank or brokerage account of their choice.

"Vesdia is well known for its microinvesting loyalty programs, so we are excited to be working with them," said Rob MacLean, CEO Points International. "In joining forces, we will be adding yet another significant and unique loyalty program provider to our exchange platform, while Vesdia will further increase the value it provides both BabyMint and NestEggz members, as well as its client financial institutions", continued MacLean.

"Clearly, this partnership creates an exceptional enhancement for our BabyMint and NestEggz programs – a new and unique way for our participants to work towards the achievement of their financial goals and dreams," said Peter G. Davis, chief executive officer of Vesdia Corporation. "Furthermore, our work with Points International has the potential to unlock, collectively, millions of dollars in assets for individuals with dormant miles or points", continued Davis.

More about Points International Ltd and *Points Solutions*

Points International's proprietary technology platform offers a portfolio of innovative solutions to enhance the loyalty experience. With *Points Solutions*, we're forging mutually rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of our unique loyalty program asset management system is *the Points Exchange* - the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count. Our growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading

loyalty programs including American Airlines, Air Canada, America West Airlines, Alaska Airlines, US Airways, Cathay Pacific and Intercontinental Hotels Group.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Based in Toronto, Points International's shares trade on the TSX Venture Exchange under the stock symbol PTS. Points.com Inc. is a wholly owned subsidiary of Points International Ltd.

About Vesdia Corporation

Vesdia is widely recognized as the global leader in the field of microinvesting technology. Through its network of top-name retailers and name brands, Vesdia's patent-protected technology enables individual investors to save towards major life events without incurring out-of-pocket expenses. In addition to serving as the "savings engine" behind its own award-winning savings programs, BabyMint and NestEggz, the company's proprietary technology is also licensed by financial institutions, retailers, and credit card issuers in the U.S. and Canada to facilitate customer loyalty.

Vesdia Corporation is a privately held company headquartered in Atlanta, Georgia. For more information please visit http://www.Vesdia.com.

- 30 -

For more information, visit www.points.com or contact:

Christopher Barnard
Points International Ltd.
416-596-6360
Christopher.Barnard@points.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For Release 8:30 a.m. EST November 21, 2003

points INTERNATIONAL LTD

Points reports Q3 2003 results

Highlights include continued revenue growth

Toronto, November 21, 2003 – Points International Ltd. (TSXV: PTS), operator of the only independent loyalty program currency exchange – at www.points.com – reported financial results for the period ending September 30, 2003.

"During the quarter, Points continued to focus on key business expansion, including recent major developments in our most important corporate relationships," said Rob MacLean, CEO of Points. "Through 2003, we have invested significant effort and resources on critical partnerships such as American Airlines, AAdvantage, InterActiveCorp and eBay, and we are excited about the potential for our business' continued healthy growth rate."

"Points has built and launched several additional solutions for the eBay Anything™ Points program – solutions that enhance both eBay's new loyalty program and our *pointsxchange*® offering," MacLean noted. "Expansion of our eBay relationship includes integration work related to the new MBNA Anything™ Points credit card and integration of several Anything™ Points earn partners such as Lending Tree and Sprint. This, along with the *pointsxchange*, has been a critical factor in the successful launch of eBay's program."

Financial highlights:

- Revenue of $1.65 million ($US 1.18 million) for Q3 2003, compared with revenue of $729,467 ($US 486,311) earned during Q3 2002, and $1.46 million ($US 1.04 million) reported for Q2 2003. The quarter-over-quarter revenue growth rate was 13% from Q2 to Q3 2003 and 126% from Q3 2002. The majority of revenues continue to be based on core, recurring transactions.
- General & Administrative expenses were $2.16 million, up from $1.71 million for Q2 2003. The growth in G&A expenses relates to investment for the acquisition of new partners and the expansion of the eBay relationship. This managed growth in G&A expenses is expected to continue at a similar pace through Q4 2003.
- Non-cash expenses accounted for $1.11 million of the $1.63 million quarterly net loss (including $730,353 in amortization of assets and $384,625 in accrued interest). Points expects amortization expenses to drop significantly after 2003 as certain assets become fully amortized.
- Points has now powered the online exchange, sale and transfer of over 2.6 billion points and miles.
- Exchange volume during Q3 2003 represents the second best quarter ever, with volumes 3.6 times those for Q1 2003, and more than the total volume for all of 2002. The cumulative number of miles exchanged increased by 32% during Q3 2003.
- The average volume of points per member exchange transaction also continued to grow through the quarter, increasing to 20,900 from 18,300 during Q2 and 12,700 during Q1.

Key business developments during Q3 2003 and to date

- As previously announced, Points completed a new multi-year agreement with cornerstone partner American Airlines AAdvantage, the world's largest and most powerful loyalty program. This commitment offers significant growth potential for Points, extending a number of existing short-

term agreements through 2007, including those for pointsxchange®, pointspurchase™ and pointstransfer™.

- In the first quarter of our relationship with eBay, Points worked closely with this major new loyalty player to launch two program enhancements. The recently announced eBay Anything™ Points credit card from MBNA and other integrations are great steps forward for both the Anything™ Points program and for Points growing support role.
- During Q3 2003, Points established a relationship with Cendant Corp.'s new loyalty initiative, Trip Rewards.
- *pointsxchange* has attracted 33 participants, representing over 142 million member accounts and approximately 7,000 exchange opportunities (including gift certificate programs). Points was excited to add new *pointsxchange* relationships with KidsFutures, BabyMintz and NestEggs. Additionally, Points has a total of 38 custom solutions products deployed, including over 8 with eBay alone.

More about Points International Ltd. and www.points.com

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

Pointsxchange® has to date attracted close to 33 partners, including industry leaders eBay (*Anything Points*), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including *pointsxchange*, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points shares trade on the TSX Venture exchange under the symbol PTS.
For more information, please contact:

Investor Relations
Points International Ltd.
416-596-6381
christopher.barnard@points.com

ATTACHMENT:
POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three-month period ending September 30, 2003

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

as at Sept. 30, 2003

	Sept. 30, 2003	Dec. 31, 2002
assets		
CURRENT		
Cash and short-term deposits	$ 21,833,287	$ 7,341,700
Accounts receivable	770,543	267,632
Prepaid and sundry assets	846,469	657,367
	23,450,299	8,266,699
LONG-TERM INVESTMENTS	151,629	151,629
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
CAPITAL ASSETS	836,520	1,764,199
INTANGIBLE ASSETS (Note 3)	1,507,545	1,956,539
DEFERRED COSTS	2,920,804	410,954
TOTAL ASSETS	$ 29,456,797	$ 13,140,020
liabilities		
CURRENT		
Accounts payable and accrued liabilities	$ 889,870	$ 1,017,955
Deposits	10,545,584	8,946,631
Current portion of obligation under capital leases	154,898	407,128
	11,590,352	10,371,715
LONG-TERM CONVERTIBLE DEBT	7,677,500	7,182,500
LONG-TERM CONVERTIBLE PREFERRED SHARE	12,807,478	-
	32,075,330	17,554,215
shareholders' equity		
CAPITAL STOCK	17,726,761	14,361,033
WARRANTS	2,785,737	425,588
RETAINED EARNINGS	(23,131,032)	(19,200,816)
	(2,618,534)	(4,414,195)
	$ 29,456,797	$ 13,140,020

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the periods ended Sept. 30

	9 Month Period Jan- Sept. 30/03	*9 Month Period Jan- Sept. 30/02*	*3 Month Period July- Sept.30/03*	*3 Month Period July- Sept.30/02*
REVENUE				
Points.com	$ 4,166,147	$ 1,412,088	$ 1,539,780	$ 707,546
Interest Income	243,179	44,264	107,786	21,921
TOTAL REVENUE	4,409,326	$1,456,352	1,647,566	729,467
GENERAL AND ADMINISTRATION	5,378,154	5,168,636	2,160,978	1,656,786
OPERATING LOSS – before interest, amortization and other deductions	(968,828)	(3,712,284)	(513,412)	(927,319)
Other interest expenses	9,538	38,138	2,625	9,303
Interest on convertible debt	495,000	495,000	165,000	165,000
Amortization of capital assets, intangible assets and deferred costs	2,049,372	1,684,011	730,353	623,450
Interest on Series Two Preferred Share	407,477	-	217,000	-
	2,961,387	2,217,149	1,114,978	797,753
LOSS – From continuing operations	(3,930,216)	(5,929,433)	(1,628,391)	(1,725,072)
DISCONTINUED OPERATIONS				
Loss from discontinued operations	-	(115,945)	-	-
Share of loss of disposed significantly influenced investments	-	-	-	-
NET LOSS	(3,930,216)	(6,045,378)	(1,628,391)	(1,725,072)
DEFICIT – Beginning of period	(19,200,816)	(11,393,437)	(21,502,641)	(15,713,743)
DEFICIT – End of period	$ (23,131,032)	$ (17,438,815)	$ (23,131,032)	$ (17,438,815)
LOSS PER SHARE FROM CONTINUING OPERATIONS	$ (0.07)	$ (0.11)	$ (0.03)	$ (0.03)
NET LOSS PER SHARE	$ (0.07)	$ (0.12)	$ (0.03)	$ (0.03)

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the periods ended Sept. 30

	9 Month Period Jan- Sept. 30/03	*9 Month Period Jan-Sept.30/02*	*3 Month Period July - Sept 30/03*	*3 Month Period July-Sept. 30/02*
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss from continuing operations	$ (3,930,215)	$ (5,929,433)	$ (1,628,390)	$ (1,725,072)
Items not affecting cash				
Amortization – capital assets	1,162,453	1,122,563	403,842	383,821
Amortization – deferred costs	319,766	246,570	137,460	82,190
Amortization – acquired technology	567,150	314,878	189,050	157,439
Shares issued in exchange for services	-	366,379	-	215,000
Warrants issued in exchange for services		2,775		2,775
Interest on Convertible Debenture	495,000	495,000	165,000	165,000
Interest on Series 2 Preferred Shares	407,478	-	217,000	-
	(978,368)	(3,381,268)	(516,038)	(718,847)
Changes in non-cash balances related to operations	778,853	3,176,409	(1,987,151)	416,993
CASH FLOWS USED IN OPERATING ACTIVITIES	(199,515)	(204,859)	(2,503,189)	(301,854)
CASH FLOWS FROM INVESTING ACTIVITIES				
Repayment of loans receivable	-	19,500	-	-
Acquisition of intangible assets	(118,155)	(105,164)	(26,193)	(101,654)
Purchase of capital assets, net of proceeds	(234,774)	(61,064)	(113,063)	(1,500)
Fees paid on the acquisition of Points.com Inc.	-	(139,750)	-	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(352,929)	(286,478)	(139,256)	(103,154)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of issue costs	913,309	2,632,968	95,367	(13,126)
Issuance of warrants	2,700,000	-	-	-
Issuance of Series Two Preferred Share	12,400,000	-	-	-
Costs associated with the issuance of warrants and the Series 2 Preferred Share	(717,048)	-		-
Repayment of obligations under capital lease	(252,230)	(495,758)	(16,514)	(142,945)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	15,044,031	2,137,210	78,853	(156,071)
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	14,491,587	1,645,873	(2,563,592)	(561,079)
CASH FLOWS USED IN DISCOUNTINUED OPERATIONS	-	(115,945)	-	-
INCREASE IN CASH FROM ALL ACTIVITIES	14,491,587	1,529,928	(2,563,592)	(561,079)
CASH AND SHORT-TERM INVESTMENTS – Beginning of period	7,341,700	2,894,380	24,396,879	4,985,387
CASH AND SHORT-TERM INVESTMENTS - End of period	$ 21,833,287	$ 4,424,308	$ 21,833,287	$ 4,424,308

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

1. Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with its financial statements for the 12-month period ended December 31, 2002. They contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

2. Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at September 30, 2003 and December 31, 2002 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment. The discontinued operations relate to the company's previous segment of Internet business generation discontinued in 2001.

Enterprise-wide disclosures: $4,110,915 (September 30, 2002 - $1,319,997) of the company's revenues were generated in the U.S. for the nine month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

3. Economic dependence

For the nine-month period ended September 30, 2003, approximately 65% of the company's revenues are from its two largest customers (77% at September 30, 2002). In addition, as at September 30, 2003, 59% of the company's deposits are due to these customers (68% as at December 31, 2002).

4. Comparative figures

Certain accounts of the fiscal 2002 comparative figures have been reclassified to conform with the current period's presentation.

5. Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended September 30, 2003, 142,500 options were issued to employees. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions: weighted-average risk-free interest rates of 5%; dividend yields of nil; weighted-average volatility factors of the expected market price of the Company's common shares of 187%; and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by $56,000 for the nine months ended September 30, 2003. Basic earnings-per-share figures would not have changed. The weighted average fair value of stock options granted during the three months ended September 30, 2003 was $120,000.

6. *InterActiveCorp transaction*

On April 11, 2003, the company closed a transaction with InterActiveCorp (formerly USA Interactive) (the "IAC Transaction") pursuant to which IAC (through an affiliate of IAC created for this purpose), made a Cdn$15.1 million investment in the company. Under the terms of the IAC Transaction, the company issued one convertible Series Two Preferred Share and common share purchase warrants (the "Warrants") for aggregate cash consideration of $15.1 million.

As at September 30, 2003, the Series Two Preferred Share is convertible, for no additional consideration, into 19,246,226 common shares (19.9% of the common shares of the company (calculated on an adjusted fully-diluted basis)). Of the total investment, $12.4 million has been allocated to the purchase of the Series Two Preferred Share. The company is required to redeem the Series Two Preferred Share on March 31, 2013 (if the share has not been previously converted) at an amount equal to the greater of $12,400,000 plus 7% per annum and the market value of the common shares into which the preferred share could then be converted. The Warrants are exercisable over three years to acquire up to 55% of the common shares of the company (calculated on a adjusted fully diluted basis) less the number of common shares issued or issuable on conversation of the Series Two Preferred Share. As at September 30, 2003, the Warrants are exercisable to acquire up to 72,909,483 common shares. The number of common shares issuable on conversion of the Series Two Preferred Share and exercise of the Warrants is subject to adjustment in certain circumstances. For accounting purposes, the Series Two Preferred Share will be presented as a liability and the annual 7% charge will be recorded as a non-cash expense on the income statement.

More comprehensive disclosure is contained in the material change report of the company dated March 21, 2003, and the company's 2002 Annual Information Form, both filed on SEDAR.

7. *Transaction with American Airlines*

On September 4, 2003 (effective August 27, 2003), the Corporation announced an agreement with American Airlines which significantly enhances its commercial relationship. The agreement will fix certain revenues to the Corporation over a period of five years. In consideration of the value of the agreement to the Corporation, the Corporation issued 2,196,635 common shares to American Airlines valued at $2,086,803.25. The shares have been classified as deferred costs in the attached consolidated balance sheet and will be amortized over a period of 5 years.

8. *Subsequent Events (up to and including events of November 20, 2003)*

As described in the Corporation's Management Information Circular of May 16, 2003, the Corporation received final Exchange approval for the issuance of the Excess Grant Shares and

Excess Put Rights Shares on October 30, 2003. The Corporation expects to grant the Residual Put Rights in respect of the Excess Put Rights Shares in the near future.

For Immediate Release: November 24, 2003
Source: Points International Ltd (TSX Venture Exchange: PTS)

points INTERNATIONAL LTD

Points selected by eBay as vendor for new Loyalty Initiative

eBay *Anything Points' Seller Issuance Tool* powered by Points.com

Toronto, November 24, 2003 – – As announced on August 26, 2003, Points International Ltd. (TSXV: PTS), operator of *pointsxchange®*, the only independent loyalty program currency exchange – at www.points.com – has, again, been selected as a key vendor and entered into a multi year, formal agreement with eBay Inc. The agreement engages Points International to develop and power new functionality for eBay *Anything Points* that will enable sellers to offer points to buyers.

In addition to becoming a partner with *pointsxchange®*, as announced May 20, 2003, eBay has selected Points to develop, and operate the Offer Manager for their *Anything Points*, eBay's new member loyalty program. The Offer Manager will allow eBay sellers to issue eBay Anything Points to buyers who purchase their goods and services on eBay. The Offer Manager complements the current set of tools and features that eBay sellers can use to increase their business on eBay.

"Points International has been selected as our key vendor for delivering this very exciting service to our community at eBay. We have been very pleased with our partnership on the Points Exchange and remain very impressed with Points International's technical custom service solutions," says Todd Kurie, Director of Loyalty at eBay Inc.

"We welcome the opportunity to develop and operate the Offer Manager as we believe it a key tool for expansion of the eBay Anything Points program and a wonderful extension of our multi-faceted and growing relationship with eBay. We are pleased to have entered into our third material contractual relationship with a landmark partner and an industry leader. We applaud eBay for offering this great new tool to their users," says Rob MacLean, CEO of Points.

Points earns revenue in the form of upfront development fees and monthly hosting fees, and will also receive a portion of proceeds from the value of points issued via the Offer Manager.

During May 2003, eBay's *Anything Points* program became an anchor *pointsxchange®* partner, and Points International implemented a number of *Points Solutions* to power core elements of the eBay program.

The suite of *Points Solutions* that will deliver features for the eBay *Anything Points* program include:

- *Pointsxchange®* – powering the exchange of *Anything Points* among select *pointsxchange* partners at www.points.com.
- *pointsintegrate* – powering integration between *Anything Points* and its "earn" partners such as Lending Tree and the eBay Anything Points MBNA MasterCard, and facilitating the posting of points into individual member accounts.
- *private label conversion* – powering the conversion of points from member accounts of "conversion" partners (such as Hilton HHonors) to eBay *Anything Points* accounts.

More about Points International Ltd. and www.points.com

Points operates the only independent points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

Pointsxchange® has to date attracted nearly 40 partners, including industry leaders eBay (*Anything Points*), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including *pointsxchange*, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX Venture Exchange under the stock symbol PTS.

About eBay

eBay is the world's online marketplace™. Founded in 1995, eBay created a powerful platform for the sale of goods and services by a passionate community of individuals and businesses. On any given day, there are millions of items across thousands of categories for sale on eBay. eBay enables trade on a local, national and international basis with customized sites in markets around the world.

For more information, visit www.points.com or contact:

Media Inquiries:

Scott Goldberg
Edelman Public Relations
312-297-7414
scott.goldberg@edelman.com

Investor Inquiries:

Christopher Barnard
President,
Points International Ltd
416-596-6381
Christopher.Barnard@points.com

Business Inquiries:

Morley Ivers
Vice President, Business Strategy
Points International Ltd
416-596-3254
morley.ivers@points.com

Mr. Todd Kurie
Director, Buyer Loyalty
eBay Inc.
408-376-6131
tkurie@ebay.com

NOT FOR RELEASE UNTIL: December 1, 2003

points INTERNATIONAL LTD

Marriott joins the Points.com Exchange

New Relationship Between Marriott and Points International allows members to exchange their loyalty program miles or points into Marriott TravelCards℠.

Toronto, December 1, 2003 – Points International Ltd. (TSXV: PTS), operator of *the Points Exchange,* the only independent loyalty program currency exchange – at www.points.com – is pleased to announce that it has entered into a multi-year, formal agreement with Marriott Fulfillment Services, LLC to allow Marriott customers to exchange loyalty program miles or points into Marriott TravelCards.

The Marriott prepaid TravelCard is available in denominations of $50, $75 $100, $250 and $500 and is valid at all Marriott Hotels & Resorts; Renaissance Hotels & Resorts; Courtyard by Marriott; SpringHill Suites by Marriott; Fairfield Inn by Marriott; Residence Inn by Marriott; TownePlace Suites by Marriott; and Marriott Vacation Club℠ International (rentals only) locations worldwide.

"The Points team welcomes Marriott to our ever growing list of *pointsxchange* participants," said Rob MacLean, CEO of Points International. "With Marriott now launched as our newest hotel partner we continue to offer world-renown, well-respected hotel brands as part of the growing exchanges offered. We look forward to continuing to deepen our relationship with one of the world's leading hotel brands."

"MI Fulfillment Services LLC. is pleased to be partnered with Points.com in this unique and valuable endeavor," said Steve Maselko, Vice President at MI Fulfillment Services LLC. "We believe our relationship with Points International will deliver tremendous value to our customers as Marriott becomes a desired exchange option. "

Thirty-eight leading loyalty programs now participate in *the Points Exchange*, including American Airlines, eBay (Anything Points) Air Canada, Cathay Pacific Airways, Intercontinental Hotels Group, Delta Air Lines, Alaska Airlines, America West Airlines, Imperial Oil (Esso Extra), FTD.COM and GiftCertificates.com.

To access this new points exchange opportunity, consumers can visit www.points.com and click on Marriott Incentives

More about Points International Ltd and *Points Solutions*

Points International's proprietary technology platform offers a portfolio of innovative solutions to enhance the loyalty experience. With *Points Solutions*, we're forging mutually rewarding partnerships with the world's leading loyalty players to deliver compelling value propositions.

The cornerstone of our unique loyalty program asset management system is *the Points Exchange* - the world's first loyalty program currency exchange that allows consumers to earn rewards faster by making all of their points count. Our growing portfolio of custom solutions also includes the innovative *pointspurchase*™ solution, which powers the online sale of miles and points to members of leading loyalty programs including American Airlines, Air Canada, America West Airlines, Alaska Airlines, US Airways, Cathay Pacific and Intercontinental Hotels Group.

Points Solutions, built on leading edge technology developed and managed in-house, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Based in Toronto, Points International's shares trade on the TSX Venture Exchange under the stock symbol PTS. Points.com Inc. is a wholly owned subsidiary of Points International Ltd.

About Marriott International Inc.

MARRIOTT INTERNATIONAL, INC. (NYSE:MAR) is a leading worldwide hospitality company with over 2,600 lodging properties in the United States and 68 other countries and territories. Marriott International operates and franchises hotels under the *Marriott, JW Marriott, The Ritz-Carlton, Renaissance, Residence Inn, Courtyard, TownePlace Suites, Fairfield Inn, SpringHill Suites and Ramada International* brand names; develops and operates vacation ownership resorts under the *Marriott Vacation Club International, Horizons, The Ritz-Carlton Club and Marriott Grand Residence Club* brands; operates *Marriott Executive Apartments;* provides furnished corporate housing through its *Marriott ExecuStay division;* and operates conference centers. The company is headquartered in Washington, D.C., has approximately 128,000 employees, and was ranked as the lodging industry's most admired company and one of the best places to work for by FORTUNE®. For more information or reservations, please visit the web site at www.marriott.com.

###

For more information, press only:	For investor relations, partnerships and other inquiries:
Scott Goldberg Edelman Public Relations +1 312 297-7414 scott.goldberg@edelman.com	Christopher Barnard President, Points International +1 416 596-6381 christopher.barnard@points.com

Source: Points International Ltd (TSX Venture Exchange: PTS)

CONFIDENTIAL DRAFT FOR REVIEW: Not for Release Until December 4th, 2003
Source: Points International Ltd. (TSX Venture Exchange: PTS)

points INTERNATIONAL LTD

Points reaches agreement with Hbc

Points to deliver *pointscorporate* solution powering the sale of Hbc Rewards to corporate partners

Toronto, December 4, 2003 – Points International Ltd. (Points, TSX Venture: **PTS**), operator of *pointsxchange*®, the only independent loyalty points exchange – at www.points.com – is pleased to announce an agreement with the Hudson's Bay Company through the Hbc Rewards program. The agreement involves a custom technology solution to enhance the Hbc Rewards program.

Through its *pointscorporate* solution, Points will power the sale of Hbc Rewards to businesses that purchase points to be offered as incentives for their employees, partners and customers. Points is also powering the distribution and fulfilment of these Hbc Rewards to corporate clients.

"With this new *Points Solution*, the Hbc Rewards program is even more effective," said Rob MacLean, CEO of Points. "We welcome this new relationship with an industry leader such as Hbc, and commend this enhancement to the Hbc Rewards program."

"We are pleased to develop this important new offering through our Corporate Gift Card & Incentives division; this is an excellent tool for companies to purchase Hbc Rewards points to use as a reward for their business. The partnership announced today strengthens the Hbc Rewards program. We are always looking for new opportunities to have our 8.5 million members accumulate points faster, and provide them with the widest selection of goods and services available for redemption, said Steve Allmen, General Manager Third Party Business.

More about Points International Ltd. and www.points.com

Points operates *pointsxchange*®, the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

pointsxchange® has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (AAdvantage), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles),

American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), Sprint, JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including *pointsxchange*®, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX Venture Exchange under the stock symbol PTS. For more information, visit www.points.com.

Hudson's Bay Company: More on this organization...

Hudson's Bay Company, established in 1670, is Canada's largest department store retailers and oldest corporation. The Company provides Canadians with the widest selection of goods and services available through numerous retail channels including more than 500 stores led by the Bay, Zellers and Home Outfitters chains. Hudson's Bay Company is Canada's fifth largest employer with 70,000 associates and has operations in every province.

For more information, contact:

Christopher Barnard
Points International Ltd.
416.596.6381
christopher.barnard@points.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

points
INTERNATIONAL LTD

Points International Partners with Scandinavian Airlines Systems (SAS), Enabling EuroBonus Members to Buy points Online

TORONTO – January 29, 2004 – Points International Ltd. (TSXV: PTS), operator of The Points Exchange, the only independent loyalty program currency exchange – at www.points.com, today announced that it has launched a *pointspurchase*™ solution for Scandinavian Airlines System (SAS). Members of the SAS EuroBonus loyalty program can now buy points online at www.scandinavian.net, enabling them to reach reward redemption levels faster.

"At SAS, we continually look for ways we can add value for our customers," said Filip Francke , VP Frequent Flyer Program/SAS EuroBonus of SAS. "Points International has expertise in this area, and our partnership has allowed us to quickly implement an online tool for purchasing points so that members can easily top up their EuroBonus accounts and book reward flights sooner."

SAS is the seventh largest European airline and the national carrier of Denmark, Norway and Sweden. Today the airline has 2,8 million members in its EuroBonus program. EuroBonus started in April 1992 and has since then constantly grown.. It has six times been elected "Best program of the year" in the Freddie Awards

Pointspurchase™ is part of Points International's growing portfolio of custom products – *Points Solutions* – that enable loyalty programs to enhance customer service and generate additional revenue. Built on leading edge technology and developed and

managed in-house, *Points Solutions* are internationally marketed to travel providers and loyalty programs

"Points has seen strong consumer demand for the purchase of miles online, and through the *pointspurchase*™ solution, we have sold hundreds of millions of miles to date across our partner base," said Rob MacLean, CEO of Points International. "Following on from our *pointspurchase*™ partnership with Lufthansa Airlines, Points is expanding its presence in Europe by working with SAS. We look forward to helping Scandinavian Airlines offer this important feature to members of its popular EuroBonus program."

About Points International

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange® has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points International shares trade on the Toronto Stock Exchange (TSX Venture) under the symbol PTS.

###

For more information, press only:	**For investor relations, partnerships and other inquiries:**
Scott Goldberg Edelman Public Relations	Christopher Barnard President, Points International

+1 312 297-7414 scott.goldberg@edelman.com	+1 416 596-6381 christopher.barnard@points.com

Source: Points International Ltd (TSX Venture Exchange: PTS)

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

points
INTERNATIONAL LTD

Online Romantics Can Exchange Loyalty Currency for Valentine's Day Gifts on Points.com

The Points Exchange Offers Thousands of Exchange Options to Shoppers Trading in Airline Miles and Other Loyalty Points

TORONTO – February 2, 2004 – As Valentine's Day approaches, Points International Ltd. (TSXV: PTS), operator of The Points Exchange, is providing thousands of gift options on www.points.com, the only independent loyalty currency exchange. Points members can exchange as little as 2,800 frequent flier miles from leading airlines into a $25 gift certificate to use toward a bouquet of flowers, an assortment of chocolates or whatever their heart desires.

"There's no better way for shoppers to woo their special someone this Valentine's Day than by exchanging their accumulated frequent flier miles and loyalty points on Points.com," said Rob MacLean, CEO of Points International. "The Points Exchange helps romantics everywhere find the perfect Valentine's present for loved ones with more than 3,600 exchange options through partners such as FTD, and GiftCertificates.com."

To redeem their frequent flier miles and loyalty points, members can navigate The Points Exchange network of more than 400 merchant vendors and nearly 40 loyalty partners for a gift to appease even the fussiest Valentine. For example, Points.com users can exchange miles and points for a *Super*Certificate® from GiftCertificates.com™, that can be redeemed for original gift certificates from hundreds of restaurants, theaters, spas

and stores, including Zales, Barnes & Noble.com, Sephora.com, Lord & Taylor and more. Members planning an impromptu or surprise trip to see a loved one who's out of state may also build up their own frequent flier accounts by trading for miles and points to use toward a Valentine's Day weekend vacation or romantic getaway.

Signing up for a Points membership is quick and easy for even the most old-fashioned romantic. After visiting www.points.com, users can choose from two membership options. Customers can receive their first exchange free by signing up for a free points membership, or upgrade to a points*plus* membership, which allows members to make unlimited exchanges for one year at an annual fee.

###

About Points International

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points International shares trade on the Toronto Stock Exchange (TSX Venture) under the symbol PTS.

###

For more information, press only:	**For investor relations, partnerships and other inquiries:**

Jeremy Adams Edelman Public Relations +1 312 233-126 jeremy.adams@edelman.com	Christopher Barnard President, Points International +1 416 596-6381 christopher.barnard@points.com

Source: Points International Ltd (TSX Venture Exchange: PTS)

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

points
INTERNATIONAL LTD

Points International Graduates to TSX

TORONTO – Febuary 19, 2004 - Points International is pleased to announce that is has satisfied the conditions for its graduation to the Toronto Stock Exchange, Canada's senior stock exchange, from the TSX Venture.

As of the opening of trading on Tuesday, February 24, the Company's common shares will trade on the TSX under the symbol "PTS". The Company's shares will cease to trade on the TSX Venture Exchange effectible the close of trading on Monday February 23.

###

About Points International

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points International shares trade on the Toronto Stock Exchange (TSX Venture) under the symbol PTS.

###

For more information, press only:	For investor relations, partnerships and other inquiries:
Jeremy Adams Edelman Public Relations +1 312 233-126 jeremy.adams@edelman.com	Christopher Barnard President, Points International +1 416 596-6381 christopher.barnard@points.com

Source: Points International Ltd (TSX Venture Exchange: PTS)

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

points INTERNATIONAL LTD

US Airways Joins Points International's Points Exchange

US Airways Dividend Miles Members Can Manage their Accounts

and Enter to Win their Share of One Million Dividend Miles at Points.com

Toronto March 2nd, 2004 – Points International Ltd. (TSX: **PTS**), operator of The Points Exchange the only independent loyalty points exchange – at www.points.com – announced today that US Airways® has joined The Points Exchange program. US Airways Dividend Miles® are now the newest Points Exchange loyalty currency.

Dividend Miles members can visit www.points.com to register for a free Points membership, view their account balances in participating loyalty programs, or exchange miles/points from other programs into their Dividend Miles account. Members who hold a Dividend Miles Visa Card issued by Bank of America can also exchange Dividend Miles into other loyalty program currencies through The Points Exchange program.

To celebrate the addition of US Airways, Points International is giving away one million Dividend Miles, which consists of ten grand prizes of 100,000 miles. Customers who sign up for a free Points membership, upgrade to pointsplus membership or make an exchange between February 12 and April 30, 2004 are eligible for the drawing. Visit www.points.com for details.

"The Points team is proud to expand our relationship with US Airways, and we commend the airline for offering this new exchange benefit to their members," said Rob MacLean, CEO of Points International. "We are also pleased to once again enhance the exchange options for the 150 million plus Points member accounts represented by our growing family of Points Exchange participants."

US Airways Dividend Miles joins other Points Exchange participants, including eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund) and Alaska Airlines (Mileage Plan).

###

More about Points International Ltd. and www.points.com

Points operates The Points Exchange, the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (*Anything Points*), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional *Points Solutions* include the innovative *pointspurchase*™ and *pointsgift* solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including The Points Exchange, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

For more information, press only:	For investor relations, partnerships and other inquiries about Points International:
Scott Goldberg Edelman Public Relations +1 312 297-7414 scott.goldberg@edelman.com	Christopher Barnard President, Points International +1 416 596-6381 christopher.barnard@points.com

Source: Points International Ltd (TSX: PTS)

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Points International Announces Agreement to Acquire Assets of MilePoint, Inc. for Cash and Shares

Combined solutions to create loyalty industry's most comprehensive product offerings

MINNEAPOLIS and TORONTO, March 11 /CNW/ - Points International Ltd. (TSX: PTS), the only independent loyalty exchange service and operator of The Points Exchange at www.points.com, announced today that it has entered into an agreement to acquire substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price is C$7.5 million to be satisfied through a combination of C$3.5 million in cash and four million common shares. Once the transaction closes, Points International will take another step forward in adding to its impressive partner base and the potential of both The Points Exchange and its broad portfolio of customer loyalty solutions. MilePoint's current clients include long term relationships with Northwest Airlines, Delta Air Lines, and Starwood Hotels.

In addition to The Points Exchange, Points International develops and hosts technology solutions to power the online exchange or sale of miles and points for leading loyalty programs. Similar to Points International's custom technology solutions, MilePoint's products are hosted by MilePoint and include several private label services for loyalty programs. Points International expects to realize economies of scale after integrating MilePoint's solutions into its business.

"With the acquisition of the assets of MilePoint, we are building on the tremendous successes of these two entrepreneurial organizations. Both MilePoint and Points have successfully enhanced the loyalty experience for members of the world's largest and most successful loyalty programs." said Rob MacLean, CEO of Points International. "MilePoint's strong relationships with Northwest, Delta, and Starwood Hotels, among others, will be added to Points International's current roster of partnerships with airlines, hotel and major online entities such as American Airlines(R), eBay, USAirways(R), Alaska Airlines, Priority Club Rewards(R) and Aeroplan(R). Following the acquisition, Points International will be working with an impressive group of the world's top loyalty programs and will continue to add a depth and breadth of options for both consumers and programs alike."

Mark Lacek, CEO and President of MilePoint added, "With this transaction, we will be in a position to provide the most comprehensive suite of loyalty and online promotional technologies found with any single provider."

Once the acquisition is completed and both companies' offerings are combined, MilePoint's partners will be able to participate in The Points Exchange and add their own loyalty currency to the site's growing list of more than 3,600 exchange options. Both MilePoint's and Points International's partners will also be able to seamlessly implement any of the custom loyalty solutions offered by the two companies', including pointselite(TM), a channel for consumers to purchase tiered frequent flier status online, and pointsclub(TM), an online tool for selling and renewing airline lounge and private club memberships.

With the acquisition of MilePoint's assets, Points International's current partners will be able to access additional MilePoint products. These include private label magazine subscriptions in exchange for miles and points and the M)Promo online customer acquisition and promotion tool.

Points International will also welcome new relationships with several loyalty market experts who have been instrumental in the success of MilePoint. In connection with the acquisition, Points International will retain as consultants MilePoint's founders, and loyalty industry veterans, Mark Lacek and Peter Brennan.

Pursuant to the purchase agreement, Points International will pay C$3.5 million in cash and issue four million common shares in consideration for the assets of MilePoint. The cash payment will be satisfied by C$1.9 million on the closing date with the balance payable semi-annually over two years. The four million shares will be issued into escrow on the closing date and will be released to MilePoint in four tranches over two years.

Closing of the acquisition is subject to regulatory approval and customary closing conditions.

About MilePoint, Inc.

Based in Minneapolis, MilePoint gained immediate interest in the Fall of 2000 when it introduced a new way for frequent flyers to utilize their miles and points as a form of payment for the purchase of goods and services on the Internet. MilePoint continues to provide this service with a broad offering of magazines, cruises, condo and resort stays through its milepoint.com site. MilePoint is now primarily focused on providing services to the loyalty industry helping them to generate new revenues, manage customer relationships, reduce operational and award costs and add new member benefits to their respective programs.

About Points International Ltd.

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional Points Solutions include the innovative pointspurchase(TM) and pointsgift solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including The Points Exchange, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

%SEDAR: 00011685E

/For further information: press only: Jeremy Adams, Edelman Public Relations, (312) 233-1226, jeremy.adams(at)edelman.com; For investor relations, Steve Yuzpe, CFO, Points International, (416) 596-6382, Steve.Yuzpe(at)points.com; For partnerships and other inquiries: Christopher Barnard, President, Points International, (416) 596-6381, christopher.barnard(at)points.com/

(PTS.)

CO: Points International Ltd.

CNW 16:59e 11-MAR-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
eBay and Points International enhance Points Exchange Agreement

The Points Exchange will be the exclusive vehicle for eBay's Anything Points members to convert Anything Points to and from future airline, hotel, and major online loyalty program partners. Points Exchange contract term is also extended.

TORONTO, March 23 /CNW/ - Points International Ltd. (TSX: PTS), operator of The Points Exchange, the only independent loyalty program currency exchange at www.points.com, and eBay Inc. of San Jose, CA announced today enhancements to their current partnership. The Points Exchange becomes the primary vehicle for all airline, hotel, and major online loyalty program partners wanting to trade with eBay's Anything Points program.

"This is a great win for Points and eBay as well as our current and potential partners," said Rob MacLean, CEO of Points International. "With this partnership, we will manage all future airline, hotel and other major loyalty program exchange relationships for eBay's Anything Points program."

In conjunction with The Points Exchange becoming the primary trading vehicle for the Anything Points program, the agreement has two other important aspects:

1) When users sign up to become an Anything Points member, they will be given the option to also become a Points.com member and will receive their first exchange free.

2) Points and eBay will award a 2,100 Anything Points bonus (worth $21 USD) for eBay users who purchase a PointsPlus membership from Points.com. The PointsPlus membership, which is $19.95 per year, offers unlimited exchanges. This promotion will be marketed to eBay members on the Anything Points website and Points.com.

"The Points Exchange provides Anything Points members with a broad range of trading options, and we look forward to continuing to grow this relationship." - says Todd Kurie, Director of eBay Anything Points.

Points International and eBay have also agreed to extend the term of their original Points Exchange Agreement, executed in August 2003, until December 2005.

Beginning in 2003, Points International has implemented several Points Solutions that are used by the Anything Points program, including:

- pointsxchange - Allowing users to exchange their loyalty currencies with eBay Anything Points on Points.com, the world's only independent loyalty currency exchange, located at www.points.com.

- pointsintegrate - Integrating the Anything Points program with its "earn" partners with many industry leaders.

Today's announcement is one in a series of recent agreements between Points International and eBay. In addition, in November 2003, Points International developed for eBay the eBay Offer Manager Tool, a custom technology application that allows eBay sellers to issue Anything Points to buyers who purchase their items on eBay.

About Points International

Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40

partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points International shares trade on the Toronto Stock Exchange (TSX) under the symbol PTS.

Source: Points International Ltd (TSX: PTS).

THE TSX EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

%SEDAR: 00011685E

/For further information: For press only: Scott Goldberg, Edelman Public Relations, +1 (312) 297-7414, scott.goldberg(at)edelman.com; For investor relations inquiries: Steve Yuzpe, CFO, Points International Ltd., +1 (416) 596-6382, steve.yuzpe(at)points.com; For partnership and other inquiries: Christopher Barnard, President, Points International, +1 (416) 596-6393, Christopher.barnard(at)points.com/

(PTS.)

CO: Points International Ltd.

CNW 07:00e 23-MAR-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Points International Completes Acquisition of Assets of MilePoint, Inc.

Combined solutions to create loyalty industry's most comprehensive product offerings

TORONTO, April 2 /CNW/ - Points International Ltd. (TSX: PTS), the only independent loyalty exchange service and operator of The Points Exchange at www.points.com, completed the acquisition of substantially all of the assets of MilePoint, Inc., on March 31, 2004. This transaction was announced on March 11, 2004. The purchase price of C$7.5 million was satisfied through a combination of C$3.5 million in cash and four million common shares.

With the completion of the acquisition, Points International has taken another step forward in adding to its impressive partner base and to the potential of both The Points Exchange and its broad portfolio of customer loyalty solutions.

Points International looks forward to building on the long term customer relationships acquired from MilePoint, including Northwest Airlines, Delta Air Lines, and Starwood Hotels.

Points International also welcomes new relationships with several loyalty market experts who have been instrumental in the success of MilePoint. In connection with the acquisition, Points International has retained the consulting services of MilePoint's founders, and loyalty industry veterans, Mark Lacek and Peter Brennan.

About Points International Ltd.

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more.

Points' shares trade on the TSX under the stock symbol PTS.
For more information, visit www.points.com.
%SEDAR: 00011685E

/For further information: press only: Jeremy Adams, Edelman Public Relations, (312) 233-1226, jeremy.adams(at)edelman.com; For investor relations: Steve Yuzpe, CFO, Points International, (416) 596-6382, Steve.Yuzpe(at)points.com; For partnerships and other inquiries: Christopher Barnard, President, Points International, (416) 596-6381, christopher.barnard(at)points.com/
(PTS.)

CO: Points International Ltd.

CNW 07:00e 02-APR-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Points International Ltd. reports 2003 year end results

Highlights include 147% annual revenue growth; new partnerships with industry leaders

TORONTO, April 26 /CNW/ - Points International Ltd (TSX: PTS), operator of the only independent loyalty program currency exchange - at www.points.com - reported financial results for 2003.

"Points marked an impressive year in 2003," noted CEO Rob MacLean. "In addition to 147% revenue growth, we are pleased with the results of our focus on major new partners and corporate relationships. During 2003 and into early 2004, our team launched and enhanced several important relationships with the world's leading loyalty players, including American Airlines, eBay, US Airways, Lufthansa and Priority Club Rewards, just to name a few. Our 2003 partnership with strategic investor and major online player InterActiveCorp was also a major achievement and significant corporate watershed event."

In addition, on March 31, 2004, Points completed the acquisition of substantially all of the assets of MilePoint, Inc. "We look forward to building on the long term customer relationships acquired from MilePoint, including Northwest Airlines, Delta Air Lines, Midwest Airlines and Starwood Hotels & Resorts," MacLean said. "With this dynamic partner base, the opportunity for Points Solutions, particularly our key focus - The Points Exchange - is impressive. Billions of points and miles have now been transacted through our Points Solutions platform and we look forward to accelerating this growth."

2003 Financial Highlights include:

- Revenue of $5.86 million for 2003, compared with revenue of $2.37 million earned during 2002. Management continues to expect solid revenue growth in 2004.
- G&A expenses were $8.03 million, up from $6.94 million for 2002. The 15% growth in G&A expenses was related to investments for new partner acquisitions and the expanding eBay relationship. Points continues to expect managed growth in G&A expenses.
- A reduction in the annual net loss, to $6.54 million for 2003 compared with $7.81 for 2002. Growth in revenue was the major contributor to the reduction of net losses. Non-cash expenses were $4.36 million during 2003, accounting for approximately 66% of the net loss. Non cash charges included $1.48 million in interest accrued on the convertible debenture and the Series Two Preferred Share and $2.88 million in amortization of property, plant and equipment, intangible assets and deferred costs.
- Earnings before interest, taxes, depreciation and amortization ("EBITDA") of negative $2.17 million for 2003, a significant improvement compared with negative $4.57 million for 2002. The decrease in the loss was related to the growth of revenues, partially offset by the 15% increase in the general and administration expenses.
- Cash at year-end 2003 of $20.27 million, compared with $7.34 million at December 31, 2002. Increased cash is attributed to growth in Points business and the $15.1 million strategic investment of InterActiveCorp ("IAC") in April 2003.
- As at year-end, Points has powered the online exchange, sale and transfer of over 3.03 billion points and miles, up from 977 million at year-end 2002.
- Points Exchange activity continued to demonstrate strong growth in 2003, with 500% more points and miles being exchanged vs. 2002. The

transaction size of each exchange also grew in 2003, to 16,000 points per exchange, an increase of 30% over 2002.

Additional financial and business metrics will be discussed in the Corporation's annual continuous disclosure materials, including Management's Discussion and Analysis and the audited financial statements. The annual continuous disclosure materials are expected to be released on or about May 19, 2004.

2003 Business Developments Highlights:

- A key strategic relationship with IAC, a leading online travel and retail player. Points looks forward to the business and marketing opportunities presented within the IAC group of companies and their numerous partners in the travel, retail, ticketing, personals, local services and financial services.
- A new multi-year agreement with cornerstone partner American Airlines AAdvantage program, the world's largest loyalty program. The new agreement extends a number of existing short-term agreements through 2007, including those for the Points Exchange.
- An exciting new relationships with eBay. Points invested significant resources and effort to build and launch several solutions for the eBay Anything Points program - solutions that are critical to eBay's new loyalty program. These solutions, along with participation in the Points Exchange, have provided the early basis for a great long term relationship.
- Expansion of the Points Exchange to include offerings from programs such as US Airways(R), eBay Anything Points, Marriott International Inc., Cathay Pacific, Priority Club Rewards(R) and ReserveAmerica, an IAC affiliate. Points continues to focus on adding partners to enhance the 3,600 exchange options available to consumers.

"Starting 2004 with the acquisition of MilePoint's assets, and with other significant business development progress, I feel that 2004 holds much promise for Points," MacLean said. "The Points team looks forward to continued revenue growth as we capitalize on our newly enhanced partner base and build upon a year of successes in all areas of our business."

About Points International Ltd.

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club Rewards(R)), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney(R) and many more.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR THE ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD.
EXCERPTS FROM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

<<

POINTS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31	2003	2002
A S S E T S		
CURRENT		
Cash and short-term investments	$ 20,274,836	$ 7,341,700
Accounts receivable	1,004,370	267,632
Prepaids and sundry assets	825,221	657,367
	22,104,427	8,266,699
LONG-TERM INVESTMENTS	161,629	161,629
PROPERTY, PLANT AND EQUIPMENT	513,723	1,764,199
INTANGIBLE ASSETS	1,320,692	1,946,539
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
DEFERRED COSTS	2,790,816	410,954
	$ 27,481,286	$ 13,140,020

POINTS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31	2003	2002
L I A B I L I T I E S		
CURRENT		
Accounts payable and accrued liabilities	$ 1,187,598	$ 1,017,955
Deposits	10,455,646	8,946,631
Current portion of obligation under capital leases	-	407,128
	11,643,245	10,371,715
CONVERTIBLE DEBENTURE	8,036,372	7,182,500
CONVERTIBLE PREFERRED SHARES	13,024,478	-
	32,704,095	17,554,215

S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK	17,728,461	14,361,033
WARRANTS	2,785,737	425,588
DEFICIT	(25,737,007)	(19,200,816)
	(5,222,809)	(4,414,195)
	$ 27,481,286	$ 13,140,020

POINTS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31	2003	2002
REVENUES		
Points operations	$ 5,502,744	$ 2,308,846
Interest and other revenue	355,960	59,446
	5,858,704	2,368,292
GENERAL AND ADMINISTRATION	8,029,471	6,941,069
LOSS - Before interest, amortization and other deductions	(2,170,767)	(4,572,777)
Interest on convertible debenture	853,872	660,000
Interest on Series Two Preferred Share	624,478	-
Interest and bank charges	9,753	50,071
Amortization of property, plant and equipment, intangible assets and deferred costs	2,877,321	2,408,800
	4,365,424	3,118,871
LOSS - From continuing operations	(6,536,191)	(7,691,648)
Loss from discontinued operations	-	(115,730)
NET LOSS	(6,536,191)	(7,807,378)
DEFICIT - Beginning of year	(19,200,816)	(11,393,438)
DEFICIT - End of year	$(25,737,007)	$(19,200,816)
LOSS PER SHARE - From continuing operations	$ (0.11)	$ (0.15)
NET LOSS PER SHARE	$ (0.11)	$ (0.15)

POINTS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss from continuing operations	$ (6,536,191)	$ (7,691,648)
Items not affecting cash		
Amortization of property, plant and equipment	1,589,206	1,512,887
Amortization of deferred costs	531,914	328,763
Amortization - acquired technology	756,201	567,150
Shares issued in exchange for services	-	366,379
Warrants issued in exchange for services	-	2,775
Interest on Series Two Preferred Share	624,478	-
Interest accrued on convertible debenture	853,872	660,000
	(2,180,520)	(4,253,694)
Changes in non-cash balances related to operations	774,066	7,130,198
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,406,454)	2,876,504
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of loans receivable from significantly influenced companies	-	19,500
Purchase of property, plant and equipment, net of proceeds	(338,730)	(45,551)
Purchase of intangible assets	(130,353)	(144,774)
Fees paid on acquisition	-	(139,750)
CASH FLOWS USED IN INVESTING ACTIVITIES	(469,083)	(310,575)
CASH FLOWS FROM FINANCING ACTIVITIES		
Costs (issuance of Series Two Preferred Share & warrant)	(717,048)	-
Deferred financing costs	(2,194,728)	-
Repayment of obligations under capital leases	(407,128)	(634,795)
Issuance of warrants	2,700,000	-
Issuance of Series Two Preferred Share	12,400,000	-
Issuance of capital stock, net of share issue costs	3,027,577	2,631,916
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	14,808,673	1,997,121
INCREASE IN CASH FROM CONTINUING ACTIVITIES	12,933,136	4,563,050
CASH FLOWS USED IN DISCONTINUED OPERATIONS	-	(115,730)

INCREASE IN CASH FROM ALL ACTIVITIES	12,933,136	4,447,320
CASH AND SHORT TERM INVESTMENTS - Beginning of year	7,341,700	2,894,380
CASH AND SHORT TERM INVESTMENTS - End of year	$ 20,274,836	$ 7,341,700

>>
%SEDAR: 00011685E

/For further information: For press only: Jeremy Adams, Edelman Public Relations, (312) 233-1226, jeremy.adams(at)edelman.com; For investor relations: Steve Yuzpe, CFO, Points International, (416) 596-6382, Steve.Yuzpe(at)points.com; For partnerships and other inquiries: Christopher Barnard, President, Points International, (416) 596-6381, christopher.barnard(at)points.com/
(PTS.)

CO: Points International Ltd.

CNW 07:01e 26-APR-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
S&H greenpoints(R) Joins Points International's Points Exchange

Longest-Running Loyalty Program is Newest Currency Consumers Can Trade on Points.com

TORONTO, ON, & SALEM, MA, April 28 /CNW/ - Points International Ltd. (TSX: PTS), operator of The Points Exchange, the only independent loyalty points exchange - at www.points.com - today announced that S&H greenpoints has joined The Points Exchange program. The S&H greenpoints rewards program is the digital reinvention of The Sperry & Hutchinson Company's Green Stamps, which originated in 1896.

The greenpoints program enables consumers to earn points on the things they buy every day at participating grocery stores, with service partners via the www.greenpoints.com shopping portal or through the S&H credit card. S&H greenpoints helps to drive more than $4 billion in annual grocery sales with 3 million consumers enrolled in the program across 11 states.

Under the agreement, Points.com members can exchange miles or points from airlines, hotels, and other retailers into greenpoints, gaining access to the company's extensive rewards catalog that includes home goods, jewelry, electronics, and much more. S&H greenpoints can also be redeemed at participating grocery stores.

In addition, members with accumulated greenpoints can trade their value on Points.com, which offers more than 3,600 exchange options with leading loyalty programs such as eBay Anything Points, American Airlines AAdvantage program, US Airways Dividend Miles(R), and Priority Club(R) Rewards.

"At S&H greenpoints, we're always looking for new ways to add value for our membership base, and the partnership with Points International is a great way for our members to earn even more greenpoints and do more with the greenpoints they earn on purchases from participating retailers," said Ron Pedersen, President and CEO of S&H greenpoints. "The Points Exchange, and the hundreds of retailers associated with it, is a natural complement to the broad appeal of greenpoints."

Rob MacLean, CEO of Points International, added: "Today's announcement demonstrates our commitment to partnering with highly regarded leaders in the loyalty space on behalf of Points.com members. The Sperry & Hutchinson Company has been an innovator in loyalty and rewards for more than 100 years, and we look forward to building off of their expertise in the industry."

More about Points International Ltd. and www.points.com

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional Points Solutions include the innovative pointspurchase(TM) and pointsgift solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including The Points Exchange, are internationally marketed to travel providers and loyalty programs through a distribution

alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

About S&H greenpoints

S&H greenpoints, one of the country's leading retail loyalty solutions providers, is the digital reinvention of S&H Green Stamps. The Sperry & Hutchinson Company, Inc., which markets the S&H greenpoints program, has been in the rewards business for more than 100 years. All S&H programs operate using state-of-the-art proprietary technology. S&H, S&H greenpoints, greenpoints and Green Stamps are registered service marks of The Sperry & Hutchinson Company, Inc. Additional information is available at www.greenpoints.com.

Source: Points International Ltd (TSX: PTS)

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

%SEDAR: 00011685E

/For further information: press only: Jeremy Adams, Edelman Public Relations, +1 (312) 233-1226, jeremy.adams(at)edelman.com; For S&H Solutions: Ronald Margulis, RAM Communications, (908) 232-3230, ron(at)rampr.com; For investor relations, partnerships and other inquiries about Points International: Christopher Barnard, President, Points International, +1 (416) 596-6381, christopher.barnard(at)points.com/

(PTS.)

CO: Points International Ltd.

CNW 07:01e 28-APR-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Interval International Joins with Points.com to Offer its Members Unlimited Exchanges on The Points Exchange

Vacation Exchange Company Becomes Points International's First Timeshare Partner

MIAMI, FL, and TORONTO, ON, April 29 /CNW/ - Interval International, a leading global vacation exchange company, today announced that it has signed an agreement with Points International Ltd. (TSX: PTS), the only independent loyalty exchange service and operator of The Points Exchange at www.points.com. The multi-year exclusive agreement expands Interval's affinity-building, value-added services to its consumer members by providing them with unlimited exchanges on The Points Exchange network.

Points.com's pointsplus membership, valued at $19.95, will now be included in Interval's basic U.S., Caribbean, and Canadian membership packages available to more than one million consumer members. Pointsplus gives all current and future Interval members the opportunity to instantly combine points and miles from their favorite loyalty programs. The Points Exchange network consists of more than 3,600 exchange options with travel providers, retailers and more. Interval members with Points.com accounts will be able to exchange loyalty points among participating pointsxchange(R) programs with the simple click of a mouse.

"Since our members are frequent travelers and the majority are currently affiliated with loyalty-based programs, we know this additional layer of flexibility will enhance our already robust year-round offerings," said Jeanette Marbert, chief operating officer of Interval International. "We are extremely pleased to partner with Points.com on this unique benefit that results from both company's relationship with IAC/InterActiveCorp."

"Interval's experience and expertise in the timeshare industry adds a completely new and unique vertical to our partner base. We look forward to welcoming their members to our ever-expanding network," said Rob MacLean, chief executive officer of Points International Ltd.

The agreement makes Interval International the second IAC/InterActiveCorp operating business to partner with Points.com and expands Points International's involvement with the IAC/InterActiveCorp (Nasdaq: IACI) group of companies. In April 2003, IAC acquired 19.9 percent of Points International, as well as an option on an additional 35 percent over the next 25 months. Last December, Points partnered with Reserve America, a camping reservation and campground management resource, to provide The Points Exchange as a trading forum for its Reserve Rewards loyalty currency.

About Interval International

Since 1976, Interval International has led the vacation ownership industry with innovative products and the highest levels of quality, service and value complemented by a global network of more than 2,000 resorts in 75 countries. With its headquarters located in Miami, Florida, Interval employs nearly 1,700 people worldwide and serves its developer clients and over 1.6 million member families through 26 offices in 17 countries. Interval provides its members - timeshare owners from around the world - with a variety of exchange services and year-round travel related benefits to enhance their vacation experiences. Interval International is an operating business of IAC/InterActiveCorp.

About Points International

Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40

partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
%SEDAR: 00011685E

/For further information: press only: Jeremy Adams, Edelman Public Relations, +1 312 233-1226, jeremy.adams(at)edelman.com; For Interval, Chris Boesch, 1 305 666-1861 ext. 7267, chris.boesch(at)intervalintl.com;
For investor relations, partnerships and other inquiries about Points International: Christopher Barnard, President, Points International,
+1 416 596-6381, christopher.barnard(at)points.com/
(PTS.)

CO: Points International Ltd.; Interval International

CNW 07:00e 29-APR-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Points International Ltd. reports 2004 first quarter results

Highlights include 12% revenue growth over previous quarter; completed MilePoint acquisition

TORONTO, May 7 /CNW/ - Points International Ltd (TSX: PTS), operator of the only independent loyalty program currency exchange - at www.points.com - reported financial results for the first quarter of 2004.

"The first quarter of 2004 continues Points' success in growing our business." noted CEO Rob MacLean. "Relationships forged in Q1 and early Q2 with Interval International (an affiliate of InterActiveCorp), US Airways and S&H greenpoints, continue to enhance our roster of world-class partners, expanding the high value exchange opportunities for our customers ."

As previously released, on March 31, 2004, Points completed the acquisition of substantially all the assets of MilePoint, Inc. "The MilePoint acquisition brings partner relationships with Northwest Airlines, Delta Air Lines and Starwood Hotels & Resorts, and will provide additional impetus for progress in 2004." said MacLean. The MilePoint transaction is expected to positively impact the company's financial results effective April 1, 2004. MilePoint's unaudited annual revenues for fiscal and calendar year 2003 were approximately $2.2 million.

"We are particularly pleased with the 31% growth of our recurring revenues from existing products and relationships this quarter over the fourth quarter of 2003. With strong transactional growth and more partners and exchange options coming online each month, we continue to be excited about the progress and prospects for the business."

First quarter financial highlights include:

- Revenue of $1.62 million for the first quarter of 2004 (2003 - $1.30 million), compared with revenue of $1.45 million earned in the fourth quarter of 2003. Points' recurring revenues grew by 31% over the fourth quarter of 2003 and by 53% year over year. As a result of this strong growth and the partners acquired, Management expects the second quarter revenues to experience higher growth rates than first quarter of 2004.
- General and administrative expenses were $2.65 million for the quarter (2003 - $1.50 million) and flat compared to the fourth quarter of 2003. Points expects the second quarter general and administrative expenses to be similar to the first quarter of 2004.
- Earnings (loss) before interest, amortization and other deductions ("EBITDA") of ($1.03) million for the first quarter of 2004 compared with ($1.20 million) in the prior quarter and ($202,000) for the same period in 2003.
- A 25% reduction in the period net loss, to $1.90 million compared with $2.61 million in the prior quarter. The loss for the previous year was $1.02 million.
- Cash increased to $24.24 million at quarter end, compared to $20.27 million at 2003 year end. Increased cash is attributed to growth in Points' business and, as a result, deposits have also increased.
- As at quarter-end, Points has powered the cumulative online exchange, sale and transfer of over 3.8 billion points and miles, up from 3.0 billion at year-end 2003.
- Points Exchange activity continued to demonstrate strong growth in the first quarter of 2004, with over 400% more points and miles being exchanged versus the same period in 2003. The transaction size of each exchange also grew to 17,900 points per exchange, an

increase of 42% over the first quarter of 2003.

Additional financial and business metrics will be discussed in the Corporation's Interim Management's Discussion and Analysis and the unaudited consolidated financial statements.

About Points International Ltd.

Points operates the Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways(R) (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR THE ACCURACY OF THIS RELEASE

<<

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

AS AT	March 31, 2004	December 31, 2003
ASSETS		
CURRENT		
Cash and cash equivalents	$ 24,243,231	$ 20,274,836
Accounts receivable	887,100	1,004,370
Prepaids and sundry assets	1,125,666	825,221
	26,255,997	22,104,427
LONG-TERM INVESTMENTS	161,629	161,629
PROPERTY, PLANT AND EQUIPMENT	669,032	513,723
INTANGIBLE ASSETS (Note 7)	8,799,479	1,320,692
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
DEFERRED COSTS	2,521,451	2,790,816
	$ 38,997,588	$ 27,481,286

LIABILITIES

CURRENT		
Accounts payable and accrued liabilities	$ 961,807	$ 1,187,598
Deposits	15,949,483	10,455,646
Current portion of acquisition loan payable	2,759,384	-
	19,670,674	11,643,245
ACQUISITION LOAN PAYABLE (Note 8)	765,123	-
CONVERTIBLE DEBENTURE	8,243,396	8,036,372
CONVERTIBLE PREFERRED SHARES	13,241,478	13,024,478
	41,920,671	32,704,095

SHAREHOLDERS' EQUITY

CAPITAL STOCK	21,948,908	17,728,461
WARRANTS	2,766,610	2,785,737
DEFICIT	(27,638,601)	(25,737,007)
	(2,923,083)	(5,222,809)
	$ 38,997,588	$ 27,481,286

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED
STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED	March 31, 2004	March 31, 2003
REVENUES		
Points operations	$ 1,532,513	$ 1,283,521
Interest revenue	85,052	20,671

	1,617,565	1,304,192
GENERAL AND ADMINISTRATION	2,650,957	1,506,721
LOSS - Before interest, amortization and other deductions	(1,033,392)	(202,529)
Interest on convertible debenture	207,024	165,000
Interest on Series Two Preferred Share	217,000	-
Interest and bank charges	261	4,549
Amortization of property, plant and equipment, intangible assets and deferred costs	443,917	646,411
	868,202	815,960
NET LOSS	(1,901,594)	(1,018,489)
DEFICIT - Beginning of period	(25,737,007)	(19,200,816)
DEFICIT - End of period	$ (27,638,601)	$ (20,219,305)
LOSS PER SHARE (Note 2)	$ (0.03)	$ (0.02)

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED	March 31, 2004	March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,901,594)	$ (1,018,489)
Items not affecting cash		
Amortization of property, plant and equipment	56,354	375,171
Amortization of deferred costs	199,346	82,190
Amortization of intangible assets	188,217	189,050
Cancellation of warrants issued for services	(1,167)	-
Interest on Series Two Preferred Shares	217,000	-
Interest accrued on convertible debenture	207,024	165,000
	(1,034,820)	(207,077)

Changes in non-cash balances related to operations (Note 6 a)	5,159,380	3,412,690
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	4,124,560	3,205,613
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment, net of proceeds	(211,664)	(79,947)
Purchase of intangible assets	(17,004)	(35,374)
Costs related to the acquisition of MilePoint, Inc. (Note 7)	(200,000)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(428,668)	(115,321)
CASH FLOWS FROM FINANCING ACTIVITIES		
Deferred financing costs	70,018	-
Repayment of obligations under capital leases	-	(114,912)
Issuance of capital stock, net of share issue costs	202,485	153,655
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	272,503	38,743
INCREASE IN CASH	3,968,395	3,129,035
CASH AND CASH EQUIVALENTS - Beginning of period	20,274,836	7,341,700
CASH AND CASH EQUIVALENTS - End of period	$ 24,243,231	$ 10,470,735

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004

1. Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a. Basis of presentation

The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

b. Goodwill

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

c. Intangible assets

Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2. Loss per share

a) Basic loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31 that amounted to 63,394,531 shares (March 31, 2003 - 54,606,209).

b) Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3. Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $1,475,886 (March 31, 2003 - $1,319,997) of the company's revenues were generated in the U.S. for the three month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4. Economic dependence

For the three-month period ended March 31, 2004, approximately 65% of the company's revenues are from its two largest customers (65% at March 31, 2003). In addition, as at March 31, 2004, 80% of the company's deposits are due to these customers (58% as at December 31, 2003).

5. Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended March 31, 2004, no options were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced by approximately $56,100 for the three months ended March 31, 2004. Basic loss-per-share figures would not have changed.

6. Statement of Cash Flows

a. Changes in non-cash balances related to operations are as follows:

For the three months ended	March 31, 2004	March 31, 2003
Decrease (Increase) in accounts receivable	$ 117,270	$ (234,143)
Increase in prepaid and sundry assets	(300,445)	(172,762)
Decrease in accounts payable and accrued liabilities	(225,791)	(139,018)
Increase in deposits	5,493,837	3,958,613
Increase in liability related to MilePoint, Inc. acquisition	74,509	-
	$ 5,159,380	$ 3,412,690

b. Supplemental information

Interest and taxes

Interest of $261 was paid during the three month period ended March 31, 2004 (three months ended March 31, 2003 - $4,549). Interest revenue of $85,052 was earned during the three month period ended March 31, 2004 (three months ended March 31, 2003 - $20,671). No income taxes have been paid.

Non-cash transactions

Non-cash transactions for the quarter ended March 31, 2004 are as follows:

(i) 185,999 shares of Points.com Inc. were acquired in exchange for 465,724 shares of the Corporation.

(ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 6).

(iii) $9,937 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.

(iv) The Corporation received $41,415 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

(v) Interest of $207,024 was accrued on the convertible debenture.

(vi) Interest of $217,000 was accrued on the Series Two Preferred.

c. Cash and cash equivalents consist of:

	March 31, 2004	December 31, 2003
Cash	$ 16,656,147	$ 9,046,701
Short-term investments	5,680,274	9,627,468
Cash held by credit card processor	1,906,810	1,600,667
	$ 24,243,231	$ 20,274,836

7. MilePoint Inc. Acquisition

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles	$ 225,000
Contracts with Partners	3,450,000
Goodwill	3,975,000
	$ 7,650,000

Consideration:	
Cost of Transaction	$ 200,000
Capital Stock Issued	4,000,000
Acquisition Loan Payable	3,450,000
	$ 7,650,000

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8. MilePoint Inc. Acquisition Payments

Payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable	$ 3,450,000
Less: Current Portion	2,684,877
Long-Term Portion	$ 765,123

>>

%SEDAR: 00011685E

/For further information: For press only: Jeremy Adams, Edelman Public Relations, (312) 233-1226, jeremy.adams(at)edelman.com; For investor relations: Steve Yuzpe, CFO, Points International, (416) 596-6382, Steve.Yuzpe(at)points.com; For partnerships and other inquiries: Christopher Barnard, President, Points International, (416) 596-6381, christopher.barnard(at)points.com/
(PTS.)

CO: Points International Ltd.

CNW 08:00e 07-MAY-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Points International Appoints Chief Marketing Officer

TORONTO, May 10 /CNW/ - Points International Ltd. (TSX: PTS), the only independent loyalty exchange service and operator of The Points Exchange at www.points.com, today announced the appointment of Grad Conn as its Chief Marketing Officer. In this new role, Conn will be responsible for the overall direction of Points International's consumer and product strategies.

"After carving out a unique position in the loyalty business over the past three years, Points now has the opportunity to capitalize on its momentum to create a powerful brand name for our business partners and customers to rely on," said Rob MacLean, CEO of Points International. "Conn has the experience and expertise to lead this charge by helping us to continue building our business and by helping us to continually refine the consumer proposition for our loyalty point exchange. He is joining Points at an exciting time in our young history, and we're pleased to welcome him to the company."

"Points.com is an incredibly exciting opportunity," says Conn "since they're using their loyalty exchange to add liquidity to the 8.5 trillion loyalty miles outstanding in the marketplace. When you realize that loyalty points are the world's second largest currency next to the U.S. dollar; when you look at the partners like IAC, American Airlines, and eBay; and when you look at the 400% year over year growth in the exchange -- it all adds up to a unique and revolutionary marketing opportunity." Among Conn's first tasks will be to find world-class agency partners in the fields of branding, database, direct and interactive marketing to supplement the existing team at Points.

Conn's professional background is steeped in both consumer and technology marketing, as well as start-up experience and agency leadership. Prior to joining Points International, Conn served as Vice President and Managing Director for Grey Direct & Interactive, part of the Grey Global Group, one of the world's most successful advertising and marketing agencies. He was also CEO and Founder of the software company OpenCola Inc., which Fortune magazine named "one of the 25 coolest technology companies" in 2001. Conn began his professional career with Procter & Gamble, where he marketed a wide spectrum of consumer goods for nine years and he also ran his own direct & interactive agency for six years.

About Points International Ltd.

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 39 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), S&H greenpoints, InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional Points Solutions include the innovative pointspurchase(TM) and pointsgift solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including The Points Exchange, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

%SEDAR: 00011685E

/For further information: Press only: Jeremy Adams, Edelman Public Relations, (312) 233-1226, jeremy.adams(at)edelman.com; For investor relations: Steve Yuzpe, CFO, Points International, (416) 596-6382, Steve.Yuzpe(at)points.com; For partnerships and other inquiries: Christopher Barnard, President, Points International, (416) 596-6381, christopher.barnard(at)points.com/

(PTS.)

CO: Points International Ltd.

CNW 08:06e 10-MAY-04

points
INTERNATIONAL LTD

Points.com Offers Coffee Lovers the Ability to Exchange Miles and Other Loyalty Points for Starbucks Cards

TORONTO – May 19, 2004 – Points International Ltd. (TSX: PTS) operator of The Points Exchange, the only independent loyalty points exchange – at www.points.com – today welcomed Starbucks Coffee Company, the leading retailer, roaster and brand of specialty coffee in the world, into The Points Exchange program. Points.com customers can now turn their unused loyalty currencies into Starbucks Cards, which are redeemable for Starbucks beverages and other products at all participating Starbucks stores.

"Points.com offers Starbucks an innovative way to introduce new customers to the *Starbucks Experience* and reward existing customers with the opportunity to indulge in their favorite Starbucks treats by exchanging their airline and hotel points into Starbucks Cards," said Colette Courtion, director of Starbucks Global Card Services.

"The Starbucks Card is a natural fit for frequent Points.com travelers who can find their favorite beverages and coffee in Starbucks stores across the US and Canada. This is also a great opportunity to introduce Points.com, and everything that it has to offer, to current Starbucks Card holders," said Rob MacLean, CEO, for Points.com.

By logging onto www.points.com and creating an account, Points members can begin managing and tracking their loyalty currencies and choose from one of the following new exchange options:

- Points members can convert their miles or points into a new Starbucks Card that is good for anything at Starbucks in over 4,000 participating Starbucks locations. Starbucks Cards are available in increments of $25, $50, $75, $100, $200, and $250
- Current Starbucks Card holders can conveniently add to their balance on existing Starbucks Cards by trading in loyalty currencies through The Points Exchange at www.points.com. Users with a premium points*plus* membership can select an autoexchange function that will allow them to reload their Starbucks Card monthly by automatically exchanging out of selected loyalty programs
- All Points members can use their miles to send a Starbucks Card to anyone in the US or Canada, excluding Quebec

###

About Points International

Points operates the only independent loyalty points exchange – at www.points.com – allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange® has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many

more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

###

For more information, press only:	For investor relations, partnerships and other inquiries:
Jeremy Adams Edelman Public Relations +1 312 233-1226 jeremy.adams@edelman.com	Christopher Barnard President, Points International +1 416 596-6381 christopher.barnard@points.com

Source: Points International Ltd (TSX: PTS)

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
assistant(TM) Joins Points International's Points Exchange

Users Can Now Redeem Their assistant(TM) Points by Exchanging at www.points.com

TORONTO & VALLEY FORGE, PA, June 23 /CNW/ - Points International Ltd. (TSX: PTS), operator of The Points Exchange, the only independent loyalty points exchange - at www.points.com - today announced that assistant(TM) has joined The Points Exchange program.

The loyalty currency offered through assistant(TM), a service of KnowledgeFlow, Inc., can now be tracked, and exchanged, with a growing list of over 3600 unique exchange options on The Points Exchange.

assistant(TM) is a new way to shop and collect points. It is the only web-based service that proactively matches an online shopper's buying intent with opportunities to earn loyalty points and now, with assistant(TM) joining The Points Exchange program, users can collect assistant(TM) points and exchange them for their favorite currency or shopping experience.

assistant(TM) users receive points simply for viewing advertising based on their immediate interests. The service is keyword-activated, so users are only informed of relevant offers. assistant(TM) offers appear in a new shopping information format away from email and pop ups, adding value to shopper and advertiser alike. When the offer is viewed, the user automatically has assistant(TM) currency deposited into their account. assistant(TM) holds onto advertising that users like until the user discards the offer or until the offer expires.

Consumers may participate in the assistant(TM) program by downloading and installing a small application on their local PC. The offers they see and respond to are under their direct control, ensuring that assistant(TM) meets all national and international privacy requirements. Earning assistant(TM) points begins immediately after downloading the application.

"The Points Exchange is a smart extension to the assistant(TM) service and a unique way for our users to monitor and take full advantage of their assistant(TM) currency", said Dana Hoffer, CEO of KnowledgeFlow Inc. "Now, with our Points Exchange relationship, assistant(TM) customers have the freedom to exchange for points, miles, and literally thousands of unique retail and other redemption opportunities, including their preferred major loyalty programs and eBay's Anything Points Program through Points.com's exclusive eBay exchange relationship."

The Points Exchange network consists of more than 3600 unique exchange options with airline, hotel and other travel providers, major retailers and eBay's Anything Points program. assistant(TM) consumers who maintain Points.com accounts will be able to exchange their assistant(TM) points with participating Points Exchange programs partners with the simple click of a mouse.

"Today's announcement with assistant(TM) demonstrates Points International's commitment to partnering with highly regarded proponents of loyalty currencies," said Rob MacLean, CEO of Points International. "assistant(TM) is an inventive service that helps online shoppers accelerate their points collecting, and we look forward to growing its relationship within The Points Exchange."

About KnowledgeFlow, Inc

KnowledgeFlow was founded in 1995 by two executives from IBM as a supplier of advanced online sales and marketing solutions successfully serving top companies like AT&T, Dun & Bradstreet, Apple and Unisys. The company is now focused upon the creation and operation of assistant(TM), the next generation of direct marketing systems for loyalty program operators. eBay is the first deployment.

More about Points International Ltd. and www.points.com

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

%SEDAR: 00011685E

/For further information: For Points International: Jeremy Adams, Tel: (312) 233-1226, jeremy.adams(at)edelman.com; For KnowledgeFlow, Inc: Chris Jacobs, Tel: (215) 843-7494, Mobile: (215) 518-6531, cjacobs(at)knowledgeflow.com/

(PTS.)

CO: Points International Ltd.; KnowledgeFlow, Inc.

CNW 08:00e 23-JUN-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Travel Editors:
Frontier Airlines Partners with Points International

Frontier Becomes the First Low Cost Airline to Join the Points Exchange Program

TORONTO, June 24 /CNW/ - Points International Ltd. (TSX: PTS) operator of The Points Exchange, the only independent loyalty points exchange - at www.points.com - today announced it has signed an exclusive agreement with Frontier Airlines (NASDAQ: FRNT) to increase the potential of EarlyReturns, the carrier's award-winning loyalty program. The terms of the relationship are set for five years, with subsequent one year automatic renewals.

Beginning in late August, EarlyReturns will join The Points Exchange as a tradable loyalty currency on Points.com. Both Points and EarlyReturns members can partake in the partnership by exchanging miles and points with over 3600 exchange options, from more than 42 partners listed, on The Points Exchange and earning instant rewards from their preferred loyalty programs. Points will also be granting Frontier's top-tier, Summit Level, members with a free pointsplus membership. Other Frontier frequent fliers can earn bonus EarlyReturns miles by purchasing a pointsplus membership and extra-bonus EarlyReturns by using their Frontier MasterCard. A pointsplus membership is $19.95 per year and offers unlimited exchanges on Points.com.

Frontier will also begin using the Points Suite of online loyalty management solutions to support the airline's loyalty program. These components, hosted and maintained by Points International, work seamlessly with Frontier's website to enhance the capabilities of EarlyReturns, allowing members to buy, share, or transfer Frontier airline miles among friends, family and other members. The components being launched in September include POINTSpurchase, POINTSgift and POINTStransfer. Frontier has also selected the POINTScorporate solution to enable their partner and third-party organizations to purchase its frequent flier miles for distribution as incentives to individual customers, business associates, employees, and charities.

"This agreement establishes the framework for a truly comprehensive partnership between Points International and Frontier Airlines to deliver a unique and consumer-friendly loyalty program to travelers," said Rob MacLean, CEO of Points International. "Frontier Airlines and its EarlyReturns loyalty program are rapidly growing and we look forward to fueling this momentum with our own loyalty program expertise and resources."

About Points International

Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

About Frontier Airlines

Currently in its tenth year of operations, Denver-based Frontier Airlines is the second largest jet service carrier at Denver International Airport with a fleet of 44 aircraft and employing approximately 4,500 aviation professionals. Frontier, in conjunction with Frontier JetExpress operated by

Horizon Air, operates routes linking our Denver hub to 42 destinations in 23 states spanning the nation from coast-to-coast and to five cities in Mexico. Frontier's maintenance and engineering department has received the Federal Aviation Administration's highest award, the Diamond Certificate of Excellence, in recognition of 100 percent of its maintenance and engineering employees completing advanced aircraft maintenance training programs, for five consecutive years. In August 2003, Frontier ranked as one of the "Top 10 Domestic Airlines" as determined by readers of Travel + Leisure magazine. Frontier provides capacity information and other operating statistics on its Web site, which may be viewed at www.frontierairlines.com.

Source: Points International Ltd (TSX: PTS)

%SEDAR: 00011685E

/For further information: press only: Jeremy Adams, Edelman Public Relations, +1 (312) 233-1226, jeremy.adams(at)edelman.com; For investor relations, partnerships and other inquiries: Christopher Barnard, President, Points International, +1 (416) 596-6381, christopher.barnard(at)points.com/
(PTS.)

CO: Points International Ltd.

CNW 08:00e 24-JUN-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Points.com Partners with ACCENT Training to Offer a New Channel for Customer Loyalty Rewards

ACCENT Becomes the First Online Training Program to Join The Points Exchange

TORONTO and JEFFERSONVILLE, IN, June 29 /CNW/ - Points International Ltd. (TSX: PTS) operator of The Points Exchange, the only independent loyalty points exchange - at www.points.com - today announced it has signed a three-year Points Exchange agreement with ACCENT Training, a company which specializes in online training. ACCENT Training offers courses, which include end user desktop skills, leadership development skills and a wide variety of other offerings. The partnership with ACCENT Training will bring forth more opportunities and added value to Smart Rewards, the rewards program of ACCENT Training.

Beginning in September, ACCENT Training will join The Points Exchange as an official partner, which will allow Smart Rewards members to exchange their Smart Rewards for redemption opportunities on Points.com. As a two-way trading partner, Smart Rewards members may exchange points from the 42 participating Points.com partners and apply them toward their next program certification, instruction course or another loyalty program of their choice. Points currently offers more than 3,600 exchange options with leading loyalty programs such as eBay Anything Points, the American Airlines AAdvantage(R) program, and Priority Club(R) Rewards, the InterContinental Hotels Group loyalty program.

Smart Rewards members can earn points by taking any one of ACCENT Training's online courses on subjects, which include desktop applications, business fundamentals, operating systems and Microsoft certifications. Members can also earn points on consumer goods and services purchased at the Smart Rewards site. They may then apply their accrued member points towards redemptions with Points.com's partners including most major loyalty programs including eBay's Anything Points Program.

"Customer loyalty rewards are expanding beyond the familiar frequent flier programs, and ACCENT Training is a clear indication of the depth and breadth of exchange opportunities that Points is continually seeking out for our customers," said Rob MacLean, Chief Executive Officer for Points International. "This partnership provides an excellent doorway for Points and Smart Rewards customers to freely trade and redeem their miles and points and unlock the potential value of all their loyalty currencies."

About Points International

Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

Source: Points International Ltd (TSX: PTS)

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE

ADEQUACY OR ACCURACY OF THIS RELEASE.
%SEDAR: 00011685E

/For further information: press only: Jeremy Adams, Edelman Public Relations, (312) 233-1226, jeremy.adams(at)edelman.com; For partnerships inquiries: Christopher Barnard, President, Points International, (416) 596-6381, christopher.barnard(at)points.com; For investor inquiries: Steven Yuzpe, CFO, Points International, (416) 596-6382, steve.yuzpe(at)points.com/
(PTS.)

CO: Points International Ltd.

CNW 08:00e 29-JUN-04

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Travel Editors:
Points International Partners with British Airways (BA), Enabling Executive Club Members worldwide to Buy Miles Online

TORONTO, July 29 /CNW/ - Points International Ltd. (TSX: PTS), operator of The Points Exchange(R), the only independent loyalty program currency exchange - at www.points.com, today announced that it has launched a POINTSpurchase(SM) solution for British Airways (BA). Members of the British Airways Executive Club program in over 190 countries can now buy BA Miles online at www.ba.com, enabling them to reach reward redemption levels faster.

"At British Airways, we are continually looking for ways we can add value for our most loyal customers," said Simon Parks-Smith, British Airways, head of product management. "Using Points International's expertise in this area has enabled us to quickly implement an online tool for purchasing miles so that members can easily top up their balance of BA Miles accounts and book reward flights sooner."

British Airways, a leading international carrier, last year carried over 38 million passengers to 550 destinations. The airline has over 4 million global members in its Executive Club program, which has offered mileage rewards since 1991.

POINTSpurchase is part of Points International's growing portfolio of custom products - Points Solutions - that enable loyalty programs to enhance customer service and generate additional revenue. Built on leading edge technology and developed and managed in-house, Points Solutions are internationally marketed to travel providers and loyalty programs.

"Points has seen strong consumer demand for the purchase of miles online, and through the POINTSpurchase solution, we are now regularly selling several million miles per day across our partner base," said Rob MacLean, CEO of Points International. "Following on from our POINTSpurchase partnerships with Lufthansa and Scandinavian Airlines, Points is expanding its presence in Europe by working with British Airways. We look forward to supporting British Airways in offering this new feature to their Executive Club members around the world."

About Points International

Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Points Exchange(R) has, to date, attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage(R) program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles(R)), Imperial Oil (Esso Extra), GiftCertificates.com(TM), Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles(R)), America West Airlines (FlightFund(R)), Alaska Airlines (Mileage Plan), Sprint, JCPenney(R) and many more. Points International shares trade on the Toronto Stock Exchange (TSX) under the symbol PTS.

\+ + +

Source: Points International Ltd (TSX Exchange: PTS)

%SEDAR: 00011685E

/For further information: For investor relations, partnerships and other inquiries: Christopher Barnard, President, Points International,

+1 416 596-6381, christopher.barnard(at)points.com/
(PTS.)

CO: Points International Ltd.

CNW 08:06e 29-JUL-04

points INTERNATIONAL LTD

Points International Ltd. reports 2004 second quarter results

Highlights include 26% revenue growth , over 5 billion cumulative points transacted

Toronto, August 10, 2004 – Points International Ltd. (TSX: PTS), operator of the only independent loyalty program currency exchange – at www.points.com – reported financial results for the second quarter of 2004.

"Points has continued to be successful in growing our business, improving our brand recognition and acquiring new partner relationships." noted CEO Rob MacLean. "Relationships forged in Q2 and early Q3 include premier partners like Interval International, Starbucks, British Airways, Frontier Airlines, S&H greenpoints, KnowledgeFlow, ACCENT Training and Quantum Loyalty Solutions. Adding additional, world-class partners will continue to expand the breadth of the *Points Exchange* and make it a more valuable consumer proposition for a larger audience. Having recently passed the 5 billion mark of total points transacted, we are pleased that members of the worlds best loyalty programs are continuing to engage with our services."

"Once again, our recurring revenues showed another quarter of strong growth. Points recurring revenues grew by 26% quarter over quarter and by 63% year over year. Excluding the impact of seasonal products, recurring revenue growth was 65% year over year and 41% quarter over quarter. While expenses grew in the quarter, much of the increase was attributed to increased marketing expenses associated with activity growth. Significant resources are being allocated to further enhance the customer experience at Points.com, and we look forward to introducing these innovative new services to our database of over 500,000 registered users and the Loyalty industry over the next 12 months."

Second quarter highlights include:

- As at quarter-end, Points has powered the cumulative online exchange, sale and transfer of 4.9 billion points and miles, up from 3.8 billion at the end of the first quarter 2004 and 3.0 billion at 2003 year end. Cumulative points transacted increased to over 5.2 billion in July 2004.
- Points.com activity continued to demonstrate strong growth with 102% more points exchanged vs. Q1 and 74% more than in the same period in 2003.
- Transaction size exceeded 15,060 points per exchange down from 17,900 in the previous quarter as exchange volume increased.
- Revenue of $2.03 million for the second quarter of 2004 (2003 - $1.46 million), compared with revenue of $1.62 million earned in the first quarter of 2004. Points' recurring revenues grew by 26% over the first quarter of 2004.
- General and administrative expenses were $3.10 million for the quarter (2003 - $1.71 million) and compared with $2.65 million in the first quarter of 2004. As Points continues to accelerate the marketing, branding and consumer functionality of the Points

Exchange, general and administrative expenses in the third quarter are likely to be higher than the second quarter of 2004.

- Earnings (loss) before interest, amortization and other deductions ("EBITDA") of ($1.07 million) for the second quarter of 2004 compared with ($1.03 million) in the prior quarter and ($252,887) for the same period in 2003.
- The period net loss increased to $2.15 million compared with $1.90 million in the prior quarter. The loss for the previous year was $1.28 million.
- Cash decreased to $18.43 million at quarter end, compared to $24.24 million in the prior quarter. Decreased cash is attributed to payments for the MilePoint Acquisition, decreased deposits and the period loss before interest, amortization and other deductions.

Management expects that the third quarter results will be released November 10 or 11, 2004. Additional financial and business metrics will be discussed in the Corporation's Interim Management's Discussion and Analysis and the unaudited consolidated financial statements.

About Points International Ltd.

Points operates the *Points Exchange*, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The *Points Exchange* has to date attracted over 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club® Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Alaska Airlines, (Mileage Plan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), British Airways, Starbucks, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), JCPenney, GiftCertificates.com and many more.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

CONTACT:

For investor relations:
Steve Yuzpe, CFO, Points International
(416) 596-6382, steve.yuzpe@points.com

For partnerships and other inquiries:
Christopher Barnard, President, Points International
(416) 596-6381, christopher.barnard@points.com.

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR THE ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD.
EXCERPTS FROM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	June 30, 2004	December 31, 2003
ASSETS		
CURRENT		
Cash and cash equivalents	18,427,174	20,274,836
Accounts receivable	1,339,237	1,004,370
Prepaids and sundry assets	1,271,451	825,221
	21,037,862	22,104,427
LONG-TERM INVESTMENTS	161,629	161,629
PROPERTY, PLANT AND EQUIPMENT	1,116,157	513,723
INTANGIBLE ASSETS (Note 7)	8,736,664	1,320,692
DEFERRED COSTS	2,420,745	2,790,816
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	13,025,194	5,376,859
	$ 34,063,056	$ 27,481,286

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	June 30, 2004	December 31, 2003
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	931,188	1,187,598
Deposits	14,668,589	10,455,646
Current portion of acquisition loan payable	819,208	-
	16,418,985	11,643,244
ACQUISITION LOAN PAYABLE	765,123	-
CONVERTIBLE DEBENTURE	8,469,055	8,036,372
CONVERTIBLE PREFERRED SHARES	13,458,478	13,024,478
	39,111,640	32,704,094
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	21,983,696	17,728,461
WARRANTS	2,759,390	2,785,737
RETAINED EARNINGS	(29,791,670)	(25,737,007)
	(5,048,584)	(5,222,809)
	$ 34,063,056	$ 27,481,286

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED
STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2004

	6 Month Period		3 Month Period	
	Jan-Jun 30/04	Jan-Jun 30/03	Apr-Jun 30/04	Apr-Jun 30/03
REVENUES				
Points operations	$ 3,481,082	$ 2,626,368	$ 1,948,570	$ 1,342,847
Interest revenue	168,618	135,393	83,566	114,721
	3,649,700	2,761,761	2,032,136	1,457,568
GENERAL AND ADMINISTRATION	5,749,749	3,217,177	3,098,792	1,710,455
LOSS- Before interest, amortization and other deductions	(2,100,048)	(455,416)	(1,066,656)	(252,887)
Interest on Convertible Debt	432,683	330,000	225,659	165,000
Interest on Series Two Preferred Share	434,000	190,478	217,000	190,478
Interest and Bank Charges	70,702	6,912	70,441	2,364
Amortization of Capital & Intangible Assets and Deferred Costs	1,017,229	1,319,019	573,312	672,608
	1,954,614	1,846,409	1,086,412	1,030,450
LOSS - From continuing operations	(4,054,663)	(2,301,825)	(2,153,069)	(1,283,337)
NET LOSS	(4,054,663)	(2,301,825)	(2,153,069)	(1,283,337)
DEFICIT - Beginning of period	(25,737,007)	(19,200,816)	(27,638,601)	(20,219,304)
DEFICIT - End of period	(29,791,670)	(21,502,641)	(29,791,670)	(21,502,641)
LOSS PER SHARE (Note 2)	($0.06)	($0.04)	($0.03)	($0.02)

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2004

	6 Month Period		3 Month Period	
	Jan-June 30/04	Jan-Jun 30/03	Apr-Jun 30/04	Apr-Jun 30/03
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$ (4,054,663)	$ (2,301,825)	$ (2,153,069)	$ (1,283,337)
Items not affecting cash				
Amortization of property, plant and equipment	149,061	758,611	92,707	383,440
Amortization of deferred costs	327,472	182,306	128,126	100,116
Amortization of intangible assets	540,696	378,100	352,479	189,050
Cancellation of warrants issued for services	(1,167)	-	-	-
Interest on Series Two Preferred Shares	434,000	190,478	217,000	190,478
Interest accrued on convertible debenture	432,683	330,000	225,659	165,000
	(2,171,918)	(462,330)	(1,137,098)	(255,253)
Changes in non-cash balances related to operations (Note 6 a)	3,182,347	2,766,004	(1,977,032)	(646,686)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,010,429	2,303,674	(3,114,130)	(901,939)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment, net of proceeds	(751,495)	(121,711)	(539,831)	(41,764)
Purchase of intangible assets	(20,283)	(91,962)	(3,279)	(56,588)
Payments for the acquisition of MilePoint, Inc.	(1,900,000)		(1,900,000)	
Costs related to the acquisition of MilePoint, Inc. (Note 7)	(486,385)	-	(286,385)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(3,158,163)	(213,673)	(2,729,495)	(98,352)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of Warrants	-	2,700,000	-	2,700,000
Issuance of Series Two Preferred Share	-	12,400,000	-	12,400,000
Deferred financing costs	70,018	(717,048)	-	(717,048)
Repayment of obligations under capital leases	-	(235,716)	-	(120,804)
Issuance of capital stock, net of share issue costs	230,053	817,942	27,568	664,287
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	300,071	14,965,178	27,568	14,926,435
INCREASE (DECREASE) IN CASH	(1,847,662)	17,055,179	(5,816,057)	13,926,144
CASH AND CASH EQUIVALENTS - Beginning of period	20,274,836	7,341,700	24,243,231	10,470,735
CASH AND CASH EQUIVALENTS - End of period	$ 18,427,174	$24,396,879	$ 18,427,174	$ 24,396,879

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

1. Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2003 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a. Basis of presentation

The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

b. Goodwill

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

c. Intangible assets

Intangible assets represent the fair value of contracts acquired by the company on MilePoint, Inc, acquisition. The carrying value of these contracts will be amortized on a straight-line basis over the life of the contracts.

2. Loss per share

a) Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the six months ended June 30, 2004 that amounted to 64,250,018 shares (June 30, 2003 – 55,287,446).

b) Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3. Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at June 30, 2004 and December 31, 2003 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $3,351,765 (June 30, 2003 - $2,598,340) of the company's revenues were generated in the U.S. for the six month period, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4. Economic dependence

For the six-month period ended June 30, 2004, approximately 51% of the company's revenues are from its two largest customers (63% at June 30, 2003). In addition, as at June 30, 2004, 73% of the company's deposits are due to these customers (64% as at June 30, 2003).

5. Stock-based compensation

Effective January 1, 2002 the company adopted CICA 3870 ("Stock-based Compensation and Other Stock-based Payments"). As permitted by CICA 3870 the company has applied this change prospectively for new awards granted on or after January 1, 2002. The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. In periods prior to January 1, 2002 the company recognized no compensation when stock or stock options were issued to employees. Supplementary pro forma information regarding net income is required by CICA 3870 as if the company had accounted for its employee stock options granted after December 31, 2001 under the fair value method.

During the quarter ended June 30, 2004, 869,407 were issued to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma net income under Canadian GAAP would be reduced [loss increased] by approximately $173,579 for the six months ended June 30, 2004. Loss-per-share figures would not have changed.

6. Statement of Cash Flows

a. Changes in non-cash balances related to operations are as follows:

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Decrease (Increase) in accounts receivable	$ (452,137)	$ (458,002)	$ (334,867)	$ (692,145)
Decrease (Increase) in prepaid and sundry assets	(145,784)	36,166	(446,230)	(136,596)
Decrease (Increase) in deferred costs	(27,420)	-	(27,420)	-
Increase (Decrease) in accounts payable and accrued liabilities	(30,620)	357,722	(256,411)	218,702
Increase (Decrease) in deposits	(1,280,895)	(532,572)	4,212,942	3,376,043
Increase (Decrease) in liability related to MilePoint, Inc. acquisition	(40,176)	-	34,333	-
	$ (1,977,032)	$ (646,686)	$ 3,182,347	$ 2,766,004

b. Supplemental information

Interest and taxes

Interest of $70,702 was paid during the six month period ended June 30, 2004. Interest of $154,354 was received during the six month period ended June 30, 2004. No income taxes have been paid.

Non-cash transactions

Non-cash transactions for the six months ended June 30, 2004 are as follows:

(i) 406,954 shares of Points.com Inc. were acquired in exchange for 1,018,974 shares of the Corporation.
(ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 7).
(iii) $20,000 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.
(iv) The Corporation received $80,643 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.
(v) Interest of $432,683 was accrued on the convertible debenture.
(vi) Interest of $434,000 was accrued on the Series Two Preferred.

c. Cash and cash equivalents consist of:

AS AT	June 30, 2004	December 31, 2003
Cash	$ 11,826,968	$ 9,046,701
Short-term investments	$ 4,366,931	$ 9,627,468
Cash held by credit card processor	$ 2,233,275	$ 1,600,667
Total	$ 18,427,174	$ 20,274,836

7. MilePoint Inc. Acquisition

On March 31, 2004 Points acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles	$225,000
Contracts with Partners	3,450,000
Goodwill	4,261,385
	$7,936,385
Consideration:	
Cost of Transaction	$486,385
Capital Stock Issued	4,000,000
Acquisition Loan Payable	3,450,000
	$7,936,385

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non interest bearing and due over two years.

8. MilePoint Inc. Acquisition Payments

Remaining payments under the terms of the acquisition loan payable are as follows:

Acquisition Loan Payable	$1,584,331
Less: Current Portion	819,208
Long-Term Portion	$765,123

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Points International Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 11, 2003 of one series 2 preferred share and a common share purchase warrant of Points International Ltd., Points International Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 16th day of April, 2003.

POINTS INTERNATIONAL LTD.

by (signed) Stephen Yuzpe
Stephen Yuzpe
Chief Financial Officer

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Points International Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 16, 2003 of common share purchase warrants of Points International Ltd. exercisable to acquire up to 17,500 common shares, Points International Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 16th day of October, 2003.

POINTS INTERNATIONAL LTD.

by (signed) Stephen Yuzpe
Stephen Yuzpe
Chief Financial Officer

Tor #: 1285927.1

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Points International Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 19, 2003 of 2,196,635 common shares of Points International Ltd., Points International Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 29th day of September, 2003.

POINTS INTERNATIONAL LTD.

by (signed) Stephen Yuzpe
Stephen Yuzpe
Chief Financial Officer